BARRICK YEAR-END 2025	1	MANAGEMENT’S DISCUSSION AND ANALYSIS
Exhibit 99.2
Management’s Discussion and Analysis (“MD&A”)
Fourth Quarter and Full Year 2025
Management’s Discussion and Analysis (“MD&A”) is
intended to help the reader understand Barrick Mining
Corporation (formerly Barrick Gold Corporation) (“Barrick”,
“we”, “our”, the “Company” or the “Group”), our operations,
financial performance and the present and future business
environment. This MD&A, which has been prepared as of
February 4, 2026, should be read in conjunction with our
audited consolidated financial statements (“Financial
Statements”) for the year ended December 31, 2025.
Unless otherwise indicated, all amounts are presented in
U.S. dollars.
For the purposes of preparing our MD&A, we
consider the materiality of information. Information is
considered material if: (i) such information results in, or
would reasonably be expected to result in, a significant
change in the market price or value of our shares; (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or
(iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with
reference to all relevant circumstances, including potential market sensitivity.
Continuous disclosure materials, including our
most recent Form 40-F/Annual Information Form, annual
MD&A, audited consolidated financial statements, and
Notice of Annual Meeting of Shareholders and Proxy
Circular will be available on our website at
www.barrick.com, on SEDAR+ at www.sedarplus.ca and on
EDGAR at www.sec.gov. For an explanation of terminology
unique to the mining industry, readers should refer to the
glossary on page 74.
Abbreviations

AISC	All-in Sustaining Costs
ARK	Agbarabo-Rhino-Kombokolo
BNL	Barrick Niugini Limited
CDCs	Community Development Committees
CIL	Carbon-in-leach
Commencement Agreement	Detailed Porgera Project Commencement Agreement between PNG and BNL
DRC	Democratic Republic of the Congo
E&S Committee	Environmental and Social Oversight Committee
EPCM	Engineering, Procurement, and Construction Management
ESG & Nominating Committee	Environmental, Social, Governance & Nominating Committee
GHG	Greenhouse Gas
GISTM	Global Industry Standard for Tailings Management
GoT	Government of Tanzania
ICMM	International Council on Mining and Metals
ICSID	International Centre for the Settlement of Investment Disputes
IFRS	IFRS Accounting Standards as issued by the International Accounting Standards Board
IPO	Initial Public Offering
KCD	Karagba, Chauffeur and Durba
Ktpa	Thousand tonnes per annum

Lb	Pound
LTI	Lost Time Injury
LTIFR	Lost Time Injury Frequency Rate
LOM	Life of Mine
Mtpa	Million tonnes per annum
MVA	Megavolt-amperes
MW	Megawatt
NGM	Nevada Gold Mines
OECD	Organisation for Economic Co-operation and Development
Oz	Ounce
PJL	Porgera Jersey Limited
PNG	Papua New Guinea
Randgold	Randgold Resources Limited
SDG	Sustainable Development Goals
TCC	Total Cash Costs
TCFD	Task Force for Climate-related Financial Disclosures
TRIFR	Total Recordable Injury Frequency Rate
TSF	Tailings Storage Facilities
TW	True Width
TWMS	Temporary Water Management Structures
VAT	Value-Added Tax
WGC	World Gold Council
WTI	West Texas Intermediate

BARRICK YEAR-END 2025	2	MANAGEMENT’S DISCUSSION AND ANALYSIS
Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference
in this MD&A, including any information as to our strategy,
projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements,
other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”,
“aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”,
“guidance”, “forecast”, “outlook”, “project”, “develop”,
“progress”, “continue”, “temporary”, “committed”, “estimate”,
“potential”, “prospective”, “future”, “focus”, “ongoing”,
“following”, “subject to”, “scheduled”, “may”, “will”, “can”,
“could”, “would”, “should” and similar expressions identify
forward-looking statements. In particular, this MD&A
contains forward-looking statements including, without
limitation, with respect to: Barrick’s forward-looking
production and cost guidance, including our three-year gold
and copper production outlook; anticipated production
growth from Barrick’s organic project pipeline and reserve
replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce
and C1 cash costs per pound, and all-in sustaining costs
per ounce/pound; cash flow forecasts; projected capital,
operating and exploration expenditures; the share buyback
program and performance dividend policy; mine life and
production rates; contingent consideration from the sale of
the Hemlo gold mine and the Tongon gold mine; anticipated
timing for development of the Goldrush Project; our plans,
timelines, and expected completion and benefits of our
growth projects, including the Goldrush Project, Fourmile,
Ren, Pueblo Viejo plant expansion and mine life extension
project, Veladero Phase 8 Leach Pad, Reko Diq, solar
power project at Kibali, and the Lumwana Super Pit
Expansion; anticipated production at Goldrush, Ren, Reko
Diq and Lumwana; the doubling of mineral resources at
Fourmile; capital expenditures related to upgrades and
ongoing management initiatives; Barrick’s global
exploration strategy and planned exploration activities;
Barrick’s strategic copper business; our pipeline of high
confidence projects at or near existing operations; the
resumption of operations at Loulo-Gounkoto following the
resolution of disputes with the Government of Mali,
including adoption of the 2023 Mining Code; the
incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral
recoveries; Barrick’s intention to explore and potential
benefits and expected timing of an initial public offering of its North American gold assets; our ability to convert
resources into reserves and future reserve replacement;
asset sales, joint ventures and partnerships; Barrick’s
strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”)
emissions reduction targets, human rights, safety
performance, community development and resettlement,
and responsible water use; Barrick’s search for a
permanent President and Chief Executive Officer; and
expectations regarding future price assumptions, financial
performance and other outlook or guidance.
Forward-looking statements are necessarily based
upon a number of estimates and assumptions including
material estimates and assumptions related to the factors
set forth below that, while considered reasonable by the
Company as at the date of this MD&A in light of
management’s experience and perception of current
conditions and expected developments, are inherently
subject to significant business, economic and competitive
uncertainties and contingencies. Known and unknown
factors could cause actual results to differ materially from those projected in the forward-looking statements and
undue reliance should not be placed on such statements
and information. Such factors include, but are not limited to:
fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel,
natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional
engineering and other analysis is required; risks related to the possibility that future exploration results will not be
consistent with the Company’s expectations, that quantities
or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the
fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and
exploration successes; risks that exploration data may be
incomplete and considerable additional work may be
required to complete further evaluation, including but not
limited to drilling, engineering and socioeconomic studies
and investment; the speculative nature of mineral
exploration and development; lack of certainty with respect
to foreign legal systems, corruption and other factors that
are inconsistent with the rule of law; changes in national
and local government legislation, taxation, controls or
regulations and/or changes in the administration of laws,
policies and practices, including the expropriation or
nationalization of property and political or economic
developments in Canada, the United States or other
countries in which Barrick does or may carry on business in
the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and
approvals; non-renewal of key licenses by governmental
authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and
physical and transition risks related to climate change,
including extreme weather events, resource shortages,
emerging policies and increased regulations related to GHG
emission levels, energy efficiency and reporting of risks; the
Company's ability to achieve its sustainability goals,
including its climate-related goals and GHG emissions
reduction targets, in particular its ability to achieve its Scope
3 emissions targets which require reliance on entities within
Barrick's value chain, but outside of the Company's direct
control, to achieve such targets within the specified time
frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and
other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the
Company’s reputation due to the actual or perceived
occurrence of any number of events, including negative
publicity with respect to the Company’s handling of
environmental matters or dealings with community groups,
whether true or not; risks related to operations near
communities that may regard Barrick’s operations as being
detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including
geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems;
increased costs, delays, suspensions and technical

BARRICK YEAR-END 2025	3	MANAGEMENT’S DISCUSSION AND ANALYSIS
challenges associated with the construction of capital
projects; risks associated with working with partners in
jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining
activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and
conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with
Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives,
including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware
and other cyberattacks, or similar information technology
system failures, delays and/or disruptions; the impact of
global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on
projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global
supply chain disruptions, global energy cost increases
following the invasion of Ukraine by Russia and country-
specific political, economic factors in Argentina and
uncertainty related to Venezuela; adverse changes in our
credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or
other policies that may impact relations with foreign
countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s
existing operations and material growth projects; risks
arising from holding derivative instruments (such as credit
risk, market liquidity risk and mark-to-market risk); risks
related to the demands placed on the Company’s
management, the ability of management to implement its
business strategy and enhanced political risk in certain
jurisdictions; uncertainty whether some or all of Barrick’s
targeted investments and projects will meet the Company’s
capital allocation objectives and internal hurdle rate;
whether benefits expected from recent transactions are
realized; business opportunities that may be presented to,
or pursued by, the Company; our ability to successfully
integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations
including loss of key employees; availability and increased
costs associated with mining inputs and labor; risks
associated with diseases, epidemics and pandemics; risks
related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In
addition, there are risks and hazards associated with the
business of mineral exploration, development and mining,
including environmental hazards, industrial accidents,
unusual or unexpected formations, pressures, cave-ins,
flooding and gold bullion, copper cathode or gold or copper
concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can
affect our actual results and could cause actual results to
differ materially from those expressed or implied in any
forward-looking statements made by, or on behalf of, us.
Readers are cautioned that forward-looking statements are
not guarantees of future performance. All of the forward-
looking statements made in this MD&A are qualified by
these cautionary statements. Specific reference is made to
the most recent Form 40-F/Annual Information Form on file
with the SEC and Canadian provincial securities regulatory
authorities for a more detailed discussion of some of the
factors underlying forward-looking statements and the risks
that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this
MD&A. We disclaim any intention or obligation to update or
revise any forward-looking statements whether as a result
of new information, future events or otherwise, except as
required by applicable law.
Use of Non-GAAP Financial Measures

We use the following non-GAAP financial measures and
ratios in our MD&A:
■“adjusted net earnings”
■“free cash flow”
■“attributable free cash flow”
■“EBITDA”
■“adjusted EBITDA”
■“attributable EBITDA”
■“attributable EBITDA margin”
■“net leverage”
■“minesite sustaining capital expenditures”
■“project capital expenditures”
■“TCC/oz”
■“C1 cash costs/lb”
■“AISC per oz/lb” and
■“realized price per oz/lb”
For a detailed description of each of the non-GAAP
financial measures used in this MD&A and a detailed
reconciliation to the most directly comparable measure
under IFRS, please refer to the Non-GAAP Financial
Measures section of this MD&A on pages 57 to 69. Each
non-GAAP financial  measure has been annotated with a
reference to an endnote on page 70. The non-GAAP
financial measures set out in this MD&A are intended to
provide additional information to investors and do not have
any standardized meaning under IFRS, and therefore may
not be comparable to other issuers, and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS.

BARRICK YEAR-END 2025	4	MANAGEMENT’S DISCUSSION AND ANALYSIS
Index

5	Overview
	5	Our Vision
	5	Our Business
	5	Our Strategy
	6	Financial and Operating Highlights
	9	Key Business Developments
	12	Outlook for 2026
	15	Sustainability
	18	Market Overview
	19	Reserves and Resources
	21	Risks and Risk Management
23	Operating Performance
	23	Nevada Gold Mines
		24	Carlin
		26	Cortez
		28	Turquoise Ridge
	30	Pueblo Viejo
	32	Kibali
	34	North Mara
	36	Bulyanhulu
	38	Other Mines - Gold
	40	Lumwana
	42	Other Mines - Copper
43	Future Growth

46	Review of Financial Results
	46	Revenue
	47	Production Costs
	48	General and Administrative Expenses
	49	Exploration, Evaluation and Project Costs
	49	Finance Costs, Net
	49	Additional Significant Statement of Income Items
	50	Income Tax Expense
52	Financial Condition Review
	52	Balance Sheet Review
	52	Financial Position and Liquidity
	53	Summary of Cash Inflow (Outflow)
	54	Summary of Financial Instruments
55	Commitments and Contingencies
56	Review of Quarterly Results
56	Internal Control Over Financial Reporting and Disclosure Controls and Procedures
57	IFRS Critical Accounting Policies and Accounting Estimates
57	Non-GAAP Financial Measures
70	Technical Information
70	Endnotes
74	Glossary of Technical Terms
75	Mineral Reserves and Mineral Resources Tables
85	Management’s Responsibility
85	Management’s Report on Internal Control Over Financial Reporting
86	Independent Auditor’s Report
90	Financial Statements
95	Notes to Consolidated Financial Statements
1 Numerical annotations throughout the text of this document refer to the endnotes found on page 70.

BARRICK YEAR-END 2025	5	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Overview

Our Vision
We strive to be the world’s most valued gold and copper
company by owning the best assets, managed by the best
people, to deliver the best returns and benefits for all our stakeholders.
Our Business
Barrick is a sector-leading gold and copper producer with
annual gold production and gold reserves that are among
the highest in the industry. We are principally engaged in
the responsible production and sale of gold and copper, as
well as related activities such as exploration and mine
development.  We hold ownership interests in eleven
producing gold mines and three producing copper mines.
These include five Tier One Gold Assets1, two Tier One
Copper Assets/Projects3 and a diversified exploration
portfolio positioned for growth in many of the world’s most
prolific gold districts. Over 50% of our gold production
comes from North America.  Our eleven producing gold
mines are geographically diversified spanning the United
States, the Dominican Republic, Tanzania, the Democratic
Republic of the Congo, Mali, Argentina and Papua New
Guinea.  Our three producing copper mines are located in
Zambia, Chile and Saudi Arabia, with a greenfield project in
Pakistan. Our exploration and other development projects
are located throughout the world, including the Americas,
Asia and Africa. We sell our production globally through the following distribution channels: gold bullion is sold in the gold spot market or to independent refineries; gold and
copper concentrate is sold to independent smelting or
trading companies; and copper cathode is sold to third-
party purchasers or on an exchange. Barrick shares trade
on the New York Stock Exchange under the symbol B
(formerly GOLD) and the Toronto Stock Exchange under
the symbol ABX.
2025 REVENUE ($ millions)
Our Strategy
We apply a business ownership model to our operations,
attracting and developing world-class people who
understand and are involved in the value chain of the
business, act with integrity and are tireless in their pursuit of excellence and safety.  We seek to deliver for all our
stakeholders by optimizing free cash flow and managing
risk to create long-term value for our shareholders while
partnering with host governments and local communities to
transform their country’s natural resources into sustainable benefits with mutual prosperity.  We aim to achieve this
through the following:1
Asset Quality
■Grow and invest in a portfolio of Tier One Gold Assets1,
Tier Two Gold Assets2, Tier One Copper Assets/
Projects3 and Strategic Assets4 with an emphasis on
organic growth, leveraging our footprint in world-class
geological districts. We focus our efforts on identifying
and developing assets that meet our investment
criteria.  Our required return on Tier One1,3 capital
investments is 15%, adjusting to 10% return on long-
life (20+ year) investments with exposure to multiple
commodity cycles.  Our required return on investment
for Tier Two Gold Assets2 is 20%.
■Invest in exploration across extensive land positions in
many of the world’s most prolific gold and copper
districts.
■Maximize the long-term value of our strategic Copper
Business5.
■Sell non-core assets over time in a disciplined manner.
Operational Excellence
■Strive for zero harm workplaces.
■Operate a decentralized management structure with a
strong ownership culture.
■Streamline management and operations, and hold
management accountable for the businesses they
manage.
■Leverage innovation and technology to drive industry-
leading efficiencies.
■Build trust-based partnerships with our host
governments, business partners, and local
communities to drive shared long-term value.
Sustainable Profitability
■Follow a disciplined approach to growth and proactively
manage our impacts on the wider environment,
emphasizing long-term value for all stakeholders.
■Focus on increasing returns to shareholders, driven by
return on capital, internal rate of return and free cash
flow6 generation.

BARRICK YEAR-END 2025	6	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Financial and Operating Highlights

	For the three months ended			For the years ended
	12/31/25	9/30/25	% Change	12/31/25	12/31/24	% Change	12/31/23
Financial Results ($ millions)
Revenues	5,997	4,148	45%	16,956	12,922	31%	11,397
Cost of sales	2,712	1,890	43%	8,265	7,961	4%	7,932
Net earnings[a]	2,406	1,302	85%	4,993	2,144	133%	1,272
Adjusted net earnings[b]	1,754	982	79%	4,139	2,213	87%	1,467
Attributable EBITDA[b]	3,084	2,022	53%	8,157	5,185	57%	3,987
Attributable EBITDA margin[b]	64%	59%	8%	58%	48%	21%	42%
Minesite sustaining capital expenditures[b,c]	458	395	16%	1,896	2,217	(14)%	2,076
Project capital expenditures[b,c]	630	532	18%	1,870	924	102%	969
Total consolidated capital expenditures[c,d]	1,107	943	17%	3,821	3,174	20%	3,086
Total attributable capital expenditures[e]	906	757	20%	3,011	2,607	15%	2,363
Net cash provided by operating activities	2,726	2,422	13%	7,689	4,491	71%	3,732
Net cash provided by operating activities margin[f]	45%	58%	(22)%	45%	35%	29%	33%
Free cash flow[b]	1,619	1,479	9%	3,868	1,317	194%	646
Attributable free cash flow[b]	1,060	1,154	(8)%	2,837	1,091	160%	399
Net earnings per share (basic and diluted)	1.43	0.76	88%	2.93	1.22	140%	0.72
Adjusted net earnings (basic)[b] per share	1.04	0.58	79%	2.42	1.26	92%	0.84
Weighted average diluted common shares (millions of shares)	1,684	1,703	(1)%	1,707	1,751	(3)%	1,755
Operating Results
Gold production (thousands of ounces)[g]	871	829	5%	3,255	3,911	(17)%	4,054
Gold sold (thousands of ounces)[g]	960	837	15%	3,318	3,798	(13)%	4,024
Market gold price ($/oz)	4,135	3,457	20%	3,432	2,386	44%	1,941
Realized gold price[b,g] ($/oz)	4,177	3,457	21%	3,501	2,397	46%	1,948
Gold COS (Barrick’s share)[g,h] ($/oz)	1,904	1,562	22%	1,697	1,442	18%	1,334
Gold TCC[b,g] ($/oz)	1,205	1,137	6%	1,199	1,065	13%	960
Gold AISC[b,g] ($/oz)	1,581	1,538	3%	1,637	1,484	10%	1,335
Copper production (thousands of tonnes)[g]	62	55	13%	220	195	13%	191
Copper sold (thousands of tonnes)[g]	67	52	29%	224	177	27%	185
Market copper price ($/lb)	5.03	4.44	13%	4.51	4.15	9%	3.85
Realized copper price[b,g] ($/lb)	5.42	4.39	23%	4.72	4.15	14%	3.85
Copper COS (Barrick’s share)[g,i] ($/lb)	3.37	2.68	26%	2.91	2.99	(3)%	2.90
Copper C1 cash costs[b,g] ($/lb)	2.45	1.96	25%	2.14	2.26	(5)%	2.28
Copper AISC[b,g] ($/lb)	3.61	3.14	15%	3.20	3.45	(7)%	3.21
	As at 12/31/25	As at 9/30/25	% Change	As at 12/31/25	As at 12/31/24	% Change	As at 12/31/23
Financial Position ($ millions)
Debt (current and long-term)	4,703	4,714	0%	4,703	4,729	(1)%	4,726
Cash and equivalents	6,706	5,037	33%	6,706	4,074	65%	4,148
Debt, net of cash	(2,003)	(323)	520%	(2,003)	655	(406)%	578
a.Net earnings represents net earnings attributable to the equity holders of the Company.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.Amounts presented on a consolidated cash basis. Project capital expenditures are not included in our calculation of AISC.
d.Total consolidated capital expenditures also includes capitalized interest of $19 million and $55 million, respectively, for Q4 2025 and 2025 (Q3 2025: $16 million;
2024: $33 million; 2023: $41 million).
e.These amounts are presented on the same basis as our guidance.
f.Represents net cash provided by operating activities divided by revenue.
g.On an attributable basis.
h.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	7	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

GOLD PRODUCTION[a] (thousands of ounces)	COPPER PRODUCTION[a] (thousands of tonnes)

GOLD COST OF SALES[b], TOTAL CASH COSTS[c],	COPPER COST OF SALES[b], C1 CASH COSTS[c]
AND ALL-IN SUSTAINING COSTS[c] ($ per ounce)	AND ALL-IN SUSTAINING COSTS[c] ($ per pound)

NET EARNINGS, ATTRIBUTABLE EBITDA[c] AND ATTRIBUTABLE EBITDA MARGIN[c]	CAPITAL EXPENDITURES[c,d] ($ millions)

42%
48%
58%
1,272
3,987
2,144
5,185
4,993
8,157
2023
2024
2025
Net earnings ($ millions)
Attributable EBITDA ($ millions)
Attributable EBITDA Margin (%)

OPERATING CASH FLOW AND FREE CASH FLOW[c]	RETURNS TO SHAREHOLDERS[e] ($ millions)

3,432
2,386
1,941
7,689
3,868
4,491
3,732
1,317
646
2023
2024
2025
Operating Cash Flow ($ millions)
Free Cash Flow ($ millions)
Gold Market Price ($/oz)

a.On an attributable basis.
b.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
d.Capital expenditures also includes capitalized interest.
e.Dividends declared are inclusive of the performance dividend.

BARRICK YEAR-END 2025	8	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Factors affecting net earnings and adjusted net earnings6 -
Q4 2025 versus Q3 2025
Net earnings for Q4 2025 were $2,406 million compared to
$1,302 million in Q3 2025.  The increase was primarily due
to the following items:
■acquisition/disposition gains of $1,146 million, mainly
relating to the sale of our Hemlo gold mine, our interest
in the Tongon gold mine and the Alturas project,
combined with the accounting impact of regaining
control of the Loulo-Gounkoto complex on December
16, 2025;  partially offset by
■other expense adjustments of $559 million in Q4 2025
which mainly related to the settlement payment to the
Government of Mali in November 2025 and the fair
value increment on inventory resulting from the
purchase price allocation when we regained control of
Loulo-Gounkoto.
After adjusting for items that are not indicative of future
operating earnings, adjusted net earnings6 of $1,754 million for Q4 2025 was $772 million higher than Q3 2025 mainly
due to the higher realized gold price6, and higher gold
sales volumes. These impacts were partially offset by an
increase in gold COS/oz7. The Q4 2025 realized gold price6
was 21% higher when compared to Q3 2025.  The increase
in gold sales volumes was primarily due to a stronger
performance at NGM, mainly at Carlin due to higher
throughput and grades processed at both the roasters and
the autoclave; and at Turquoise Ridge due to higher grades
from the undergrounds; combined with the sale of the
reacquired gold and restart of production at Loulo-Gounkoto
after regaining control of the mine. These impacts were
partially offset by lower production at Tongon and Hemlo as
a result of the divestitures in Q4 2025.  The increase in gold
COS/oz7 was primarily a result of the impact of the fair
value increment on inventory resulting from the purchase
price allocation when we regained control of Loulo-
Gounkoto, combined with higher royalties due to an
increase in the realized gold price6 (impact approximately
$45/oz). This was combined with increased sulfuric acid
consumption and prices at Carlin.
Refer to page 57 for a full list of reconciling items
between net earnings and adjusted net earnings6 for the
current and previous periods.
Factors affecting net earnings and adjusted net earnings6 -
2025 versus 2024
Net earnings for the year ended December 31, 2025 were
$4,993 million compared to $2,144 million in 2024. The
primary drivers of the increase were higher realized gold
and copper prices6, and lower copper COS/oz7. These
impacts were partially offset by lower gold sales volumes
and an increase in gold COS/oz7.
After adjusting for items that are not indicative of
future operating earnings, adjusted net earnings6 of $4,139
million for the year ended December 31, 2025 was $1,926
million higher than 2024. This result for 2025 was the
highest adjusted net earnings6 since 2011. 2025 realized
gold and copper prices6 were 46% and 14% higher,
respectively when compared to 2024.  Copper COS/oz7
was lower primarily due to higher grades processed and
higher capitalized waste stripping at Lumwana.  Gold sales
volumes were lower largely driven by the temporary
suspension of operations at Loulo-Gounkoto on January 14,
2025. Control was subsequently regained on December 15,
2025. In addition to this, lower underground grades were
mined at Carlin although this was partially offset by Cortez with more of the higher grade Cortez refractory ore being
processed at the Carlin roasters. A further driver of the
decrease was the divestitures of Tongon and Hemlo in Q4
2025. These unfavorable impacts were  offset by increased
production at Turquoise Ridge due to higher underground
tonnes mined and higher tonnes processed.  The increase
in gold COS/oz7 was primarily due to the fair value
increment on inventory resulting from the purchase price
allocation when we regained control of Loulo-Gounkoto,
lower production across the portfolio (resulting in reduced
fixed cost dilution), lower grades processed at a number of
operations, higher share-based compensation and higher
royalties (impact approximately $55/oz) associated with the
increase in the realized gold price6.
Significant adjusting items for 2025 include:
■acquisition/disposition gains of $1,107 million, mainly
relating to the sale of our 50% interest in the Donlin
Gold project, our Hemlo gold mine, our interest in the
Tongon gold mine and the Alturas project;  partially
offset by
■other expense adjustments of $823 million in Q4 2025
which mainly related to the settlement payment to the
Government of Mali in November 2025, the fair value
increment on inventory resulting from the purchase
price allocation when we regained control of Loulo-
Gounkoto, and reduced operations costs at Loulo-
Gounkoto.
Refer to page 57 for a full list of reconciling items between net earnings and adjusted net earnings6 for the current and
previous periods.
Factors affecting operating cash flow and free cash flow6 -
Q4 2025 versus Q3 2025
In Q4 2025, we generated $2,726 million in operating cash
flow, compared to $2,422 million in Q3 2025. The increase
of $304 million was primarily due to the the higher realized gold price6, combined with increased gold sales volumes.
These impacts were slightly offset by an increase in gold
TCC/oz6. Operating cash flow was also negatively impacted
by an increase in cash taxes paid and higher interest paid
as a result of the timing of semi-annual interest payments
on our bonds, which primarily occur in the second and
fourth quarters.  These results were further impacted by an
unfavorable working capital movement, mainly in accounts
receivable, partially offset by a favorable movement in
inventory.
Free cash flow6 for Q4 2025 was $1,619 million,
compared to $1,479 million in Q3 2025, reflecting higher
operating cash flows, partially offset by higher capital
expenditures.  In Q4 2025, capital expenditures on a cash
basis were $1,107 million compared to $943 million in Q3
2025, primarily due to higher project capital expenditures6
relating to the Lumwana Super Pit Expansion project,
combined with higher minesite sustaining capital
expenditures6 at Pueblo Viejo as a result of restoring fleet reliability and increased activities at the Llagal TSF.
Factors affecting operating cash flow and free cash flow6 -
2025 versus 2024
For the year ended December 31, 2025, we generated
$7,689 million in operating cash flow, compared to $4,491
million in 2024. The increase of $3,198 million was primarily

BARRICK YEAR-END 2025	9	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
due to higher realized gold and copper prices6, combined
with lower copper C1 cash costs/lb6. These impacts were
partially offset by lower gold sales volumes and an increase in gold TCC/oz6. Operating cash flow was further impacted
by a favorable movement in working capital, mainly in
inventory, VAT receivable and other current liabilities,
partially offset by an unfavorable movement in other current assets and accounts payable.  These favourable impacts
were partially offset by higher cash taxes paid.
For 2025, we generated free cash flow6 of $3,868
million compared to $1,317 million in 2024.  The increase
primarily reflects higher operating cash flows, partially offset by higher capital expenditures. In 2025, capital
expenditures on a cash basis were $3,821 million
compared to $3,174 million in 2024, mainly due to  higher
project capital expenditures6 mainly related to costs being
capitalized at Reko Diq as the feasibility study was
completed in Q4 2024 and at Lumwana on the Super Pit
Expansion project, partially offset by lower minesite
sustaining capital expenditures6 mainly at Loulo-Gounkoto
as operations were temporarily suspended and the mine
was subsequently placed under a temporary provisional
administration until December 16, 2025.
Key Business Developments
2025 Highlights
■Gold prices averaged $3,432 per ounce in 2025, a 44%
increase over 2024 and an all-time annual high, and
closed the year at $4,368 per ounce;
■Annual net earnings of $5.0 billion, earnings per share of
$2.93, adjusted net earnings of $4.1 billion and adjusted
earnings per share of $2.42 were all records in 2025;
■Record annual operating cash flow of $7.7 billion and free
cash flow6 of $3.9 billion in 2025;
■Year-end cash balance of $6.7 billion is an all-time high;
■Returned $2.4 billion to shareholders in 2025, including
$0.9 billion of dividends and $1.5 billion of share
buybacks, also all-time records for the company;
■New dividend policy announced linked to attributable free
cash flow;
■Resolved disputes in Mali, securing employees’ release
and regaining control of the Loulo-Gounkoto mine;
■Portfolio optimization led to the disposition of the Hemlo
and Tongon mines, as well as the Donlin and Alturas
projects for cash proceeds totalling over $2.1 billion in
2025; and
■Accelerated drilling over 2025 confirms Fourmile as one
of the most significant discoveries this century.
Leadership transition
On February 4, 2026, Mark Hill was appointed as Group
President and Chief Executive Officer, following his
appointment as Group Chief Operating Officer and Interim
President and Chief Executive Officer on September 29,
2025.
Mark Hill has delivered strong performance since
his interim appointment and the Board of Directors
determined he is the ideal person to lead Barrick through its next phase as President and Chief Executive Officer.
Accordingly, the Board’s Search Committee has paused its
search for this position. Mr. Hill, who was previously
responsible for Barrick’s LATAM and Asia Pacific region, is
a seasoned mining executive with 30 years of experience.
He joined Barrick in 2006 and has experience in strategy,
corporate development and leading major projects across
the world, and was also integral in the initial decision to
undertake exploration at the Fourmile gold project in
Nevada.
On September 29, 2925, Mark Bristow stepped
down as President and CEO after nearly seven years,
having joined Barrick following Barrick’s merger with
Randgold in 2019. Mark Bristow led the successful
integration of the two companies, and during his tenure
made significant investments in Barrick’s world-class assets to better position Barrick to maintain profitable gold and
copper growth.
On January 19, 2026, we announced the
appointment of Helen Cai as Senior Executive Vice
President and Chief Financial Officer.  Ms. Cai will become
Chief Financial Officer on March 1, 2026, following the
departure of Graham Shuttleworth, who will be leaving
Barrick.  Ms. Cai has served on the Barrick Board of
Directors since November 2021 and brings more than two
decades of experience in equity research, corporate
finance, strategic planning, capital markets, and M&A
across the mining, industrial, and technology sectors,
primarily with Goldman Sachs and China International
Capital Corporation.
North America IPO
As announced on December 1, 2025, the Board authorized
Barrick’s management team to explore the IPO of an entity
that will hold Barrick’s premier North American gold assets
(“NewCo”). Following a rigorous financial and operational
analysis by Barrick’s management and its advisors, the
Board has concluded that the IPO of NewCo represents the
best path for maximizing value for Barrick’s shareholders.
The Board has authorized Barrick’s management to begin
preparations for the IPO of NewCo and expects the IPO to
be completed by late 2026.
NewCo will hold Barrick’s joint venture interests in
Nevada Gold Mines and Pueblo Viejo, as well as Barrick’s
wholly owned Fourmile gold discovery in Nevada. Barrick
intends to retain a significant controlling interest in NewCo following the IPO and continue to benefit financially through its majority ownership of NewCo. Barrick will continue to
own and drive value in the Company’s other world-class
gold and copper assets. Barrick expects to provide further
details of the IPO in the coming months.
The completion of the IPO will be subject to
market conditions and other customary conditions, including
any required regulatory approvals and final approval of the
IPO by the Barrick Board of Directors.
For this reason, we have also restructured the
regional teams within Barrick so that the Pueblo Viejo mine
is now included in our North America region. The remaining
assets within the newly named South America & Asia
Pacific region are Veladero, Porgera and Zaldívar.
Fourmile
In September 2025, we presented an update on the 100%
owned Fourmile project in Nevada, further establishing its
status as one of the most significant discoveries this
century.  Refer to page 43 for more information.
Hemlo sale
On September 11, 2025, Barrick announced that it reached
an agreement to sell the Hemlo Gold Mine (“Hemlo”) in
Canada to Carcetti Capital Corp., which was renamed to
Hemlo Mining Corp. (“HMC”). The sale agreement provides

BARRICK YEAR-END 2025	10	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
for gross proceeds of up to $1.09 billion, consisting of
$875 million of cash proceeds due on closing, HMC shares
with an aggregate value of $50 million, and a production
and tiered gold price-linked cash payment structure of up to
$165 million starting in January 2027 for a five-year term.
The transaction closed on November 26, 2025 and we
recognized a gain on sale of $545 million and contingent
consideration of $22 million in Q4 2025.
Tongon sale
On October 6, 2025, Barrick announced that it reached an
agreement to sell its interests in the Tongon gold mine
(“Tongon”) and certain of its exploration properties in Côte
d’lvoire to the Atlantic Group for total consideration of up to
$305 million. The consideration is composed of cash
consideration of $192 million, inclusive of a $23 million
shareholder loan repayment within six months of closing,
and contingent cash payments totaling up to $113 million
payable based on the price of gold over 2.5 years and
resource conversions over 5 years. The transaction closed
on December 1, 2025 and we recognized a gain on sale of
$134 million and contingent consideration of $113 in Q4
2025.
Loulo-Gounkoto Mining Conventions Dispute
The Company and the Government of Mali had engaged in
a dispute in connection with the existing mining conventions of Société des Mines de Loulo SA (“Somilo”) and Société
des Mines de Gounkoto (“Gounkoto”) (together, the
“Conventions”).
On December 18, 2024, after multiple good faith
attempts to resolve the dispute, Somilo and Gounkoto
submitted a request for arbitration to ICSID in accordance
with the provisions of their respective Convention. On
January 14, 2025, due to the restrictions imposed by the
Government of Mali on gold shipments, the Company
announced that the Loulo-Gounkoto complex would
temporarily suspend operations.
On June 16, 2025, the Bamako Commercial
Tribunal placed Loulo-Gounkoto under a temporary
provisional administration.  While Barrick retained its 80%
legal ownership of the mining complex, operational control
was transferred to an external administrator.  As a result of this loss of control event, the assets, liabilities and non-
controlling interest of Loulo-Gounkoto were deconsolidated
and derecognized and a retained investment was
recognized at fair value in Q2 2025.
On November 24, 2025, Barrick announced that
an agreement had been entered into with the Government
of the Republic of Mali to put an end to all disputes
regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management.  This was accounted for as a
business acquisition in Q4 2025 where the investment was
derecognized and the assets, liabilities and non-controlling interest of Loulo-Gounkoto were consolidated from this date
again.
For more information, refer to notes 4, 35 and 36
of the Financial Statements.
Donlin Sale
On April 22, 2025, Barrick announced it had entered into an
agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total
cash consideration of $1 billion. In addition, Barrick has
granted NOVAGOLD an option to purchase the outstanding
debt owed to Barrick (value of $164 million as at
September 30, 2025 and presented in Other Assets) in
connection with the Donlin Gold project for $90 million if
purchased prior to closing (which was not exercised), or for
$100 million if purchased within 18 months from closing,
when the option expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance
with its existing terms which would largely defer repayment
to the commencement of production.
The transaction closed on June 3, 2025 and we
recognized a gain on sale of $745 million in Q2 2025. In
addition, NOVAGOLD retains the option to purchase the
outstanding debt for $100 million within 18 months from
closing.
Alturas Sale
On August 8, 2025, Barrick announced that it has reached
an agreement to sell the Alturas Project in Chile to a
subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-
front cash payment of $50 million.  In addition, Barrick will be granted a 0.5% net smelter return royalty on gold and
silver produced from the Project, which will terminate once
2 million ounces of gold and gold-equivalent have been
produced.  Boroo may repurchase the royalty within four
years from closing for $10 million.  The transaction closed
on November 7, 2025 and we recognized a gain on sale of
$53 million in Q4 2025.
Name and Ticker Change
At the Company’s Annual and Special Meeting of
Shareholders on May 6, 2025, Barrick's shareholders
approved the change of the Company's corporate name
from Barrick Gold Corporation to Barrick Mining
Corporation, which was made effective on that date.  In
addition, as of May 9, 2025, Barrick’s ticker on the New
York Stock Exchange changed to “B” from “GOLD”, better
reflecting Barrick’s current business and our mission to
achieve sustainable and profitable gold and copper growth.
Barrick’s ticker on the TSX remains unchanged.
Board of Directors Changes
Also at the Company’s Annual and Special Meeting of
Shareholders on May 6, 2025, two new independent
directors were elected to the Board of Directors: Ben van
Beurden and Pekka Vauramo.  They replaced Christopher
Coleman and Andrew Quinn who retired from the Board.
At the August 8, 2025 meeting, the Board of
Directors appointed Ben van Beurden as Lead Director,
succeeding Brett Harvey who continues to serve on the
Board as an independent director.
On November 26, 2025, it was announced that
Ben van Beurden had stepped down as a Director of the
Board and Lead Independent Director.  Loreto Silva has
succeeded Ben van Beurden as Lead Independent Director.
At the February 4, 2026 meeting Robert Samek
was appointed to the Board of Directors and will join the
Audit & Risk and Compensation Committees. In addition,
Mark Hill, President and Chief Executive Officer, will join the
Company’s Board of Directors as a Non-Independent
Director.

BARRICK YEAR-END 2025	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
New Dividend Policy
On February 4, 2026, the Board of Directors announced the
declaration of a $0.42 per share dividend in respect of
performance for the fourth quarter of 2025, representing an
increase of 140% over the third quarter, and announced a
new dividend policy.
In Q4 2025 and going forward, the Company’s
new dividend policy targets a total payout of 50% of
attributable free cash flow on an annualized basis,
comprised of a fixed base quarterly dividend of $0.175 per
share and a performance top-up component at each year
end based on the attributable free cash flow during the
year.  The dividend paid in any given year may be higher or
lower than the 50% target based on the strength of cash
flow, capital needs, balance sheet considerations, and other factors.
Share Buyback Program
At the February 11, 2025 meeting, the Board of Directors
authorized a share buyback program for the repurchase of
up to $1.0 billion of the Company’s outstanding common
shares over the next 12 months. At the November 7, 2025
meeting, on the back of the strong financial performance of
the Company, the Board of Directors authorized an
increase in the share buyback program for the repurchase
of up to an additional $500 million, raising the total to $1.5 billion. Barrick repurchased $500 million of shares in Q4
2025, bringing the 2025 total to $1.5 billion purchased
under this share buyback program.

BARRICK YEAR-END 2025	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlook for 2026
Operating Division Guidance
Our 2025 actual gold and copper production, cost of sales, TCC6, AISC6 and 2026 forecast gold and copper production, cost of sales, TCC6 and AISC6 ranges by operating division are as follows:

Operating Division	2025 attributable production (000s ozs)	2025 cost of sales[a] ($/oz)	2025 TCC[b] ($/oz)	2025 AISC[b] ($/oz)	2026 forecast attributable production (000s ozs)	2026 forecast cost of sales[a] ($/oz)	2026 forecast TCC[b] ($/oz)	2026 forecast AISC[b] ($/oz)
Gold
Carlin (61.5%)	687	1,676	1,340	1,906	600 - 670	1,770 - 1,960	1,340 - 1,490	1,900 - 2,100
Cortez (61.5%)[c]	454	1,609	1,234	1,513	430 - 480	1,980 - 2,190	1,390 - 1,540	1,690 - 1,870
Turquoise Ridge (61.5%)	341	1,545	1,178	1,358	300 - 330	1,610 - 1,790	1,220 - 1,360	1,490 - 1,650
Phoenix (61.5%)	109	1,921	653	920	80 - 100	2,440 - 2,710	900 - 1,000	1,180 - 1,310
Nevada Gold Mines (61.5%)	1,591	1,647	1,229	1,620	1,420 - 1,580	1,850 - 2,050	1,300 - 1,440	1,720 - 1,900
Pueblo Viejo (60%)	379	1,608	1,034	1,412	350 - 400	1,720 - 1,910	1,160 - 1,290	1,590 - 1,760
North America[d]	1,970	1,639	1,191	1,580	1,770 - 1,980	1,820 - 2,010	1,270 - 1,410	1,690 - 1,870

Veladero (50%)	230	1,286	785	1,450	180 - 200	2,000 - 2,210	1,160 - 1,280	1,460 - 1,620
Porgera (24.5%)	92	1,553	1,184	1,630	80 - 100	1,610 - 1,790	1,190 - 1,320	1,610 - 1,780
South America & Asia Pacific	322	1,363	901	1,502	260 - 300	1,870 - 2,070	1,170 - 1,300	1,500 - 1,660

Loulo-Gounkoto (80%)[e]	29	4,271	1,449	1,603	260 - 290	2,860 - 3,140	2,180 - 2,390	2,640 - 2,900
Kibali (45%)	303	1,568	1,099	1,337	270 - 310	1,520 - 1,680	1,130 - 1,250	1,330 - 1,470
North Mara (84%)	249	1,449	1,085	1,333	200 - 230	1,700 - 1,880	1,300 - 1,430	1,520 - 1,680
Bulyanhulu (84%)	153	1,789	1,253	1,795	140 - 160	1,750 - 1,940	1,230 - 1,360	1,870 - 2,070
Africa and Middle East[f]	734	1,680	1,140	1,442	870 - 970	1,990 - 2,200	1,490 - 1,640	1,840 - 2,040

Divested Sites
Hemlo (100%)	123	1,854	1,618	1,936	—	—	—	—
Tongon (89.7%)	106	2,200	2,049	2,203	—	—	—	—

Total Gold[e,g,h,i]	3,255	1,697	1,199	1,637	2,900 - 3,250	1,870 - 2,070	1,330 - 1,470	1,760 - 1,950

	2025 attributable production (000s tonnes)	2025 cost of sales[a] ($/lb)	2025 C1 cash costs[b] ($/lb)	2025 AISC[b] ($/lb)	2026 forecast attributable production (000s tonnes)	2026 forecast cost of sales[a] ($/lb)	2026 forecast C1 cash costs[b] ($/lb)	2026 forecast AISC[b] ($/lb)
Copper
Lumwana	151	2.54	1.86	3.05	130 - 150	2.85 - 3.15	2.05 - 2.30	3.40 - 3.75
Zaldívar (50%)	37	5.14	3.98	4.75	30 - 35	4.80 -5.10	3.70 - 3.90	5.40 - 5.70
Jabal Sayid (50%)	32	2.09	1.28	1.46	25 - 30	2.10 - 2.30	1.25 - 1.45	1.45 - 1.65
Total Copper[h,i]	220	2.91	2.14	3.20	190 - 220	3.05 - 3.35	2.20 - 2.45	3.45 - 3.75
a.Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.Includes Goldrush.
d.Excludes Hemlo as it was divested on November 26, 2025.
e.2026 forecast cost of sales does not include the impact of the Loulo-Gounkoto purchase price allocation.  Refer to note 4 to the Financial Statements for further information.
f.Excludes our share of Tongon as it was divested on December 1, 2025.
g.TCC/oz and AISC/oz include costs allocated to non-operating sites.
h.Operating division guidance ranges reflect expectations at each individual operating division, and may not add up to the company-wide guidance range total.
i.Includes corporate administration costs.

BARRICK YEAR-END 2025	13	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Division, Consolidated Expense and Capital Guidance
Our 2025 actual gold and copper production, cost of sales, TCC6, AISC6, consolidated expenses and capital expenditures and
2026 forecast gold and copper production, cost of sales, TCC6, AISC6, consolidated expenses and capital expenditures are as follows:

($ millions, except per ounce/pound data)	2025 Guidance[a]	2025 Actual	2026 Guidance[a]
Gold Metrics
Production (millions of ounces)	3.15 - 3.50	3.26	2.90 - 3.25
Cost of sales ($ per oz)	1,460 - 1,560	1,697	1,870 - 2,070
TCC ($ per oz)[b]	1,050 - 1,130	1,199	1,330 - 1,470
Depreciation ($ per oz)	370 - 400	373	470 - 520
AISC ($ per oz)[b]	1,460 - 1,560	1,637	1,760 - 1,950
Attributable minesite sustaining[b,d]	1,100 - 1,300	1,204	1,100 - 1,250
Attributable project[b,d]		631	900 - 1,000
Total gold attributable capital expenditures[b,d]		1,851	2,000 - 2,250
Copper Metrics
Production (thousands of tonnes)	200 - 230	220	190 - 220
Cost of sales ($ per lb)	2.50 - 2.80	2.91	3.05 - 3.35
C1 cash costs ($ per lb)[b]	1.80 - 2.10	2.14	2.20 - 2.45
Depreciation ($ per lb)	0.75 - 0.85	0.83	0.90 - 1.00
AISC ($ per lb)[b]	2.80 - 3.10	3.20	3.45 - 3.75
Attributable minesite sustaining[b,d]	300 - 350	356	400 - 450
Attributable project[b,d]		768	1,600 - 1,750
Total copper attributable capital expenditures[b,d]		1,160	2,000 - 2,200
Group Financial Metrics
Exploration and project expenses	330 - 370	367	450 - 500
Exploration and evaluation	220 - 240	247	320 - 350
Project expenses	110 - 130	120	130 - 150
General and administrative expenses	~160	222	~180
Corporate administration	~120	103	~120
Stock-based compensation[c]	~40	119	~60
Other expense (income)	70 - 90	(509)	70 - 90
Finance costs, net	270 - 310	227	230 - 250
Total attributable capital expenditures[d]	3,100 - 3,600	3,011	4,000 - 4,450
a.Guidance ranges exclude Long Canyon which is producing incidental ounces from the leach pad while in closure.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.2025 actual results are based on a US$45.76 share price and 2026 guidance is based on the same share price.
d.Attributable capital expenditures are presented on the same basis as guidance, which includes our 61.5% share of NGM, our 60% share of Pueblo Viejo, our
89.7% share of Tongon up until its divestiture on December 1, 2025, our 84% share of North Mara and Bulyanhulu, our 45% share of Kibali, our 50% share of
Zaldívar and Jabal Sayid, and our 24.5% share of Porgera. Total attributable capital expenditures for 2025 actual results also includes capitalized interest of $52 million.
2026 Guidance Analysis
Estimates of future production, COS/oz7, TCC/oz6 and
AISC/oz6 presented in this MD&A are based on mine plans
that reflect the expected method by which we will mine
reserves at each site. Actual gold and copper production
and associated costs may vary from these estimates due to
a number of operational and non-operational risk factors
(see the “Cautionary Statement on Forward-Looking
Information” on page 2 of this MD&A for a description of
certain risk factors that could cause actual results to differ materially from these estimates).
Gold Production
We expect 2026 gold production to be in the range of 2.90
to 3.25 million ounces, compared to our actual 2025 gold
production of 3.26 million ounces. In Q4 2025, we divested
our interests in Hemlo and Tongon and when those two
assets are excluded, our 2025 production was 3.0 million
ounces. The most significant driver of the increase for 2026 across the continuing assets is the additional production
from Loulo-Gounkoto following the return of control in late
Q4. Across the remainder of the portfolio, we expect Pueblo
Viejo to deliver a slightly higher year-over-year performance with offsetting decreases at Veladero and North Mara. At
Carlin, we expect 2026 production to be slightly lower than
2025 driven by open pit mine sequencing although this is
expected to be partially offset by higher deliveries of Cortez material processed through the Carlin roasters. At
Turquoise Ridge, we expect lower underground grades as
per the planned mining sequence. We expect stable
delivery for the other assets.
Across the four quarters of 2025, the Company’s
gold production is expected to be the lowest in Q1 (between
640 to 680koz) and highest in Q3 and Q4 due to the ramp-
up of Loulo-Gounkoto, the timing of shutdowns, the
Goldrush ramp-up and mine sequencing across the NGM
sites. This is expected to result in an approximately 45% /
55% split of the Company’s total gold production between
the first half and second half of the year, respectively.

BARRICK YEAR-END 2025	14	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Gold Cost of Sales per Ounce7
On a per ounce basis, cost of sales applicable to gold7,
after removing the portion related to non-controlling
interests, is expected to be in the range of $1,870/oz to
$2,070/oz in 2026, compared to the 2025 actual result of
$1,697/oz.
The drivers of the increase are higher depreciation
and for the reasons described in the Gold TCC/oz6 section
immediately below. The higher depreciation on a per ounce
basis is mainly driven by Loulo-Gounkoto and NGM. At the
former, it relates to the provisional purchase price allocation following  the return of control. At NGM, it relates to ore
mined from South Arturo (within Carlin) and Crossroads
(within Cortez) where capitalized stripping was incurred in
prior periods and as the ore is mined in 2026, it carries a
higher depreciation charge on a per ounce basis relative to
the other feed at these two sites. In addition to this, across the other assets, reinvestment in the business is also
contributing to higher depreciation as we incur a full 12
months of depreciation on the newly installed assets.
Gold Total Cash Costs per Ounce6
TCC/oz6 in 2026 is expected to be in the range of $1,330/oz
to $1,470/oz, compared to the 2025 actual result of $1,199/
oz.
Our 2026 cost guidance for TCC/oz6 is based on a
gold price assumption of $4,500/oz whereas the average
gold price realized for 2025 was $3,501/oz. This difference
of $999/oz represents around $60/oz of the increase in
TCC/oz6. Furthermore, the average royalty rate for our
Loulo-Gounkoto mine is now 18% as a result of the
royalties and duties applicable under the 2023 Mining
Code. This has increased the overall sensitivity of the costs incurred at our mines to the gold price and has amplified
the impact of the gold price increase because the Loulo-
Gounkoto mine is expected to produce 260 to 290koz in
2026 compared to the 29koz in 2025.
In our North America region (which also includes
our Pueblo Viejo mine from 2026), our 2026 guidance for
TCC/oz6 for NGM of $1,300/oz to $1,440/oz compares to
the 2025 actual result of $1,229/oz. The higher gold price
assumption represents ~$35/oz of the increase. We are
also expecting lower grades mined from the open pits
driven by the mine plans and more material hauled from
Cortez to the Carlin roasters (which adds to the cost
profile). In addition, for 2026 we expect that the price of key consumables will remain at higher levels driven by
increased tariffs whereas in 2025, this was more muted
until Q4.
For our Africa & Middle East region, TCC/oz6 is
expected to be in the range of $1,490/oz to $1,640/oz,
which is an increase compared to 2025 mainly driven by the
higher production from Loulo Gounkoto at a higher cost
base as we focus on ramping up the mine following the
return of control in mid December 2025 and at North Mara
where lower grades are planned to be fed during 2026
compounded by a higher strip ratio year on year. The higher
gold price assumption also represents ~$30/oz of the
increase in 2026 relative to 2025 based on our $4,500/oz
gold price assumption.
Gold All-In Sustaining Costs per Ounce6
AISC/oz6 in 2026 is expected to be in the range of $1,760/
oz to $1,950/oz, compared to the 2025 actual result of
$1,637/oz. ~$60/oz of this increase is driven by the higher
gold price assumption of $4,500/oz used for our 2026
guidance. The remainder of the increase is based on the
expectation that minesite sustaining capital expenditures6
on a per ounce basis will be slightly higher than 2025 (refer to Capital Expenditures commentary below for further
detail).
Copper Production and Costs
We expect 2026 copper production to be in the range of
190 to 220 thousand tonnes, compared to actual production
of 220 thousand tonnes in 2025. Production is expected to
be highest in Q2 and Q3 with Q1 being the lowest quarter
of the year mainly driven by grade at Lumwana as per the
mine plan.
In 2026, cost of sales applicable to copper7 is
expected to be in the range of $3.05/lb to $3.35/lb, which
compares to the actual result of $2.91/lb for 2025. Our 2026 cost guidance for cost of sales/lb6 is based on a copper
price assumption of $5.50/lb whereas the average realized
copper price for 2025 was $4.72/lb. This difference of
$0.78/lb represents around $0.05/lb of the increase. In
addition, higher maintenance costs at Lumwana driven by
an optimized planned change out schedule to improve
availabilities and deliverability of the mine plan. C1 cash
costs/lb6 guidance of $2.20/lb to $2.45/lb for 2026
compares to the 2025 actual result of $2.14/lb, mainly
driven by the higher costs at Lumwana as referred to
above. Copper AISC/lb6 guidance of $3.45/lb to $3.75/lb for
2026 compares to the actual result of $3.20/lb in 2025 with
higher costs expected at Zaldívar and Lumwana.
Exploration and Project Expenses
We expect to incur approximately $450 to $500 million of
exploration and project expenses in 2026. This is higher
than our 2025 guidance range, and compares to the 2025
actual result of $367 million. The drivers of the higher spend are detailed below.
Within this range, we expect our exploration and
evaluation expenditures in 2026 to be approximately $320
to $350 million. This is higher than the 2025 actual result of
$247 million driven by an increase in spending at Barrick’s
100% owned Fourmile project where we expect our drilling
spend to increase to $150 to $160 million. This is partially offset by a lower spend across the rest of the portfolio. This spend on exploration and evaluation expenditures will
continue to support our resource and reserve conversion
over the coming years continuing our record of replacing
the reserves we mine.
We also expect to incur approximately $130 to
$150 million of project expenses in 2026, compared to $120
million in 2025. The driver of this increase is that we expect to incur costs of $20 million on studies work for Barrick’s
100% owned Fourmile project. The remainder of the
expected spend for 2026 relates to corporate development
activities, Pascua-Lama and project costs at NGM.
General and Administrative Expenses
In 2026, we expect corporate administration costs to be
approximately $120 million given our track record over the
last seven years of consistently delivering costs below the
guidance.
Separately, stock-based compensation expense in
2026 is expected to be approximately $60 million based on
a share price assumption of $37.60 noting that the actual
outcome will be impacted by the share price movements
over the course of the 2026 year.

BARRICK YEAR-END 2025	15	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Finance Costs, Net
In 2026, our guidance range for net finance costs of $230 to
$250 million primarily represents interest expense on long-
term debt, non-cash interest expense relating to the gold
and silver streaming agreements at Pueblo Viejo, and
accretion, net of finance income. This guidance for 2026 is
slightly higher than the actual result for 2025 of $227
million, and reflects our expectation that market interest
rates will on average be lower relative to 2025, translating to lower interest income earned on our cash balance.
Interest expense incurred on our bonds is at a fixed rate
and consequently does not change with market interest
rates.
Capital Expenditures
Total attributable gold and copper capital expenditures for
2026 are expected to be in the range of $4,000 to $4,450
million. This is higher than the actual spend for the 2025
year of $3,011 million driven by the advancement of both
the Lumwana Super Pit Expansion project and the Reko
Diq project. At Lumwana, the capital spend on the growth
project is expected to be $750 to $850 million and at Reko
Diq the capital expenditure is expected to be $600 - $700
million (Barrick’s 50% share). Inclusive of these two major
projects, we expect attributable project capital
expenditures6 to be in the range of $2,500 to $2,750 million in 2026, which is higher than our actual expenditures of
$1,399 million in 2025. Across the Company’s gold assets,
the material growth projects relate to Barrick’s 100% owned
Fourmile project in Nevada, the new Naranjo tailings facility at Pueblo Viejo, the Goldrush ramp-up at Cortez and the
Ren project at Carlin.
Attributable minesite sustaining capital
expenditures6 for 2026 are expected to be in the range of
$1,500 to $1,700 million, which compares to the actual
spend for 2025 of $1,560 million. The guidance range for
2026 is split between our gold assets ($1,100 to $1,250
million) and copper assets ($400 to $450 million).
Compared to the prior year, minesite sustaining capital
expenditures6 in 2026 are expected to be only slightly
higher than 2025 across the Company’s gold assets, with
higher expenditure at Loulo-Gounkoto and Pueblo Viejo
offset by a lower spend at Veladero (plus the divestiture of
Hemlo and Tongon). For the copper assets, minesite
sustaining capital expenditures6 in 2026 are expected to be
around $100 million higher than 2025 with a higher spend
expected at Zaldívar and to a lesser extent Lumwana.
Effective Income Tax Rate
Based on a gold price assumption of $4,500/oz, our
expected effective tax rate range for 2026 is 24% to 28%.
The rate is sensitive to the relative proportion of sales in high versus low tax jurisdictions, realized gold and copper
prices, the proportion of income from our equity accounted
investments and the level of non-tax affected costs in
countries where we generate net losses.
Outlook Assumptions and Economic Sensitivity Analysis

	2026 Guidance Assumption	Hypothetical Change	Consolidated impact on EBITDA[a] (millions)	Attributable impact on EBITDA[a] (millions)	Attributable impact on TCC and AISC[a]

Gold price sensitivity	$4,500/oz	+/- $100/oz	‘+/-$650	‘+/-$300	‘+/-$5/oz
Copper price sensitivity	$5.50/lb	+/-$0.25/lb	‘+/- $110	‘+/- $110	‘+/-$0.02/lb
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
Three Year (2026-2028) Production Outlook
We expect Cortez, Loulo-Gounkoto, Kibali, North Mara and Phoenix to deliver higher year-over-year performances in 2027 relative to 2026, together with stable delivery across the rest of the portfolio. In 2028, the increase in gold production is driven by
NGM and for copper by Lumwana. Our gold and copper production outlook over the next three years are as follows:

	2026 Guidance	2027 Outlook	2028 Outlook
Gold production (millions of ounces)	2.90 - 3.25	3.30 - 3.65	3.40 - 3.75
Copper production (thousands of tonnes)	190 - 220	195 - 225	255 - 285
Sustainability
Barrick’s vision for sustainability is underpinned by
the knowledge that sustainability aspects are
interconnected and must be tackled in conjunction with, and
reference to, each other. We call this approach Holistic and
Integrated Sustainability Management. We must tackle all
sustainability aspects holistically and concurrently to make meaningful progress in any single aspect. Although we
integrate our sustainability management, we discuss our
sustainability strategy within four overarching pillars: (1)
respecting human rights; (2) protecting the health and
safety of our people and local communities; (3) sharing the
benefits of our operations; and (4) managing our impacts on
the environment.
We implement this strategy by blending top-down
accountability with bottom-up responsibility.  This means we place the day-to-day ownership of sustainability, and the
associated risks and opportunities, in the hands of
individual sites. In the same way that each site must
manage its geological, operational and technical
capabilities to meet business objectives, it must also
manage its environment and people. This is achieved
through identification of programs, metrics, and targets that measure progress and deliver value for the business and
our stakeholders, including our host countries and local
communities.
The Group Sustainability Executive, supported by
regional sustainability leads, provides oversight and
direction over this site-level ownership, to ensure alignment with the strategic priorities of the overall business.

BARRICK YEAR-END 2025	16	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Governance
The bedrock of our sustainability strategy is strong
governance. Our most senior management-level body
dedicated to sustainability is the E&S Committee, which
connects site-level ownership of our sustainability strategy with the leadership of the Group. It is chaired by the Group
Chief Operating Officer and Interim President and Chief
Executive Officer and includes: (1) regional Chief Operating
Officers; (2) minesite General Managers; (3) Health, Safety,
Environment and Closure Leads; (4) the Group
Sustainability Executive; (5) in-house legal counsel; and (6)
an independent sustainability consultant in an advisory role.
The E&S Committee meets on a quarterly basis to review
our performance across a range of key performance
indicators, and to provide independent oversight and review
of sustainability management.
The Group Chief Operating Officer and Interim
President and Chief Executive Officer reviews the reports of the E&S Committee at every quarterly meeting of the
Board's ESG & Nominating Committee.  The reports are
reviewed to ensure the implementation of our sustainability
policies and to drive performance of our environmental,
health and safety, community relations and development
and human rights programs.
This is supplemented by weekly meetings, at a
minimum, between the Regional Sustainability Leads and
the Group Sustainability Executive. These meetings
examine the sustainability-related risks and opportunities
facing the business, as well as the progress and issues
integrated into weekly Executive Committee review
meetings.
Incentive payments for senior leaders under
Barrick’s Partnership Plan are tied to Sustainability
performance. For 2025, this comprised a 20% weighting
under the annual incentive program based on our annual
safety and environment performance, and a 20% weighting
under our Long-Term Company Scorecard linked to the
assessment of our industry-first Sustainability Scorecard.
The Sustainability Scorecard targets and metrics are
updated annually to ensure continuous improvement. The
results of the 2025 Sustainability Scorecard will be
published in the Annual Report and Sustainability Report
during the first half of 2026. The E&S Committee tracks our
progress against all scorecard metrics on a quarterly basis.
Human rights
Our commitment to respect human rights is codified in our
standalone Human Rights Policy and informed by the
expectations of the United Nations Guiding Principles on
Business and Human Rights, the OECD Guidelines for
Multinational Enterprises, and the Voluntary Principles on
Security and Human Rights. This commitment is fulfilled on
the ground via our Human Rights Program, the fundamental
principles of which include: due diligence, risk identification and management, monitoring and reporting, training, and
where appropriate disciplinary action and remedy.
We continue to assess and manage security and
human rights risks at all our operations and provide security and human rights training to private and public security
forces across our sites. During 2025, independent human
rights assessments were undertaken at the following sites:
North Mara in Tanzania; Veladero in Argentina; and Porgera
in Papua New Guinea.
Safety
We are committed to the safety, health and well-being of
our people, their families and the communities in which we
operate to achieve our safety vision for “Everyone to go
home safe and healthy every day.”
Our Management-Level Safety Committee
continues to drive the implementation of the “Journey to
Zero” initiative.  The current priority is the development of operational standards, improving the quality of safety
leadership interactions and critical control verifications
through extensive training programs.
We report our safety performance quarterly as
part of both our E&S Committee meetings and our reports
to the ESG & Nominating Committee. Our safety
performance is the first item on our weekly Executive
Committee review meeting.
As part of our Journey to Zero, we have identified
four key elements in developing a culture that fosters a
strong and effective focus on safety: (1) Leadership and
Culture, (2) Zero Fatalities, (3) Risk Management and
hazard identification, and (4) Prevention of Injuries.
Overall, the Group saw an improvement in their
LTIFR and TRIFR performance over the prior year - the
latter of which was one of the best among the ICMM peers
in 2024.  The TRIFR8 of 0.71 improved by 24% compared
to 2024 and the severity of injuries has been reduced
significantly, as evidenced by a 31% decrease in LTIFR8
from the prior year to 0.09.
Notwithstanding these positive improvements on
lagging indicators, it is with regret that these advancements were overshadowed by four fatalities that occurred during
2025; one at NGM, one at Bulyanhulu and two at Kibali. All
four incidents occurred underground, two of which related
to individuals operating mobile equipment near open stopes
and holes, and the remaining two incidents associated with
individuals placing themselves in the line of fire of mobile equipment. Our focus remains on the Fatal Risk
Management program, entailing Fatal Risk standards,
operational standards and critical controls. The Critical
Control Verifications roll out and adoption has been
successful in the field, with focus now shifting to quality of interactions.
Social
We regard our host communities and countries as important
partners in our business. Our sustainability policies commit us to transparency in our relationships with host
communities, government authorities, the public and other
key stakeholders.  Through these policies, we commit to
conducting our business with integrity and with absolute
opposition to corruption. We require our suppliers to
operate ethically and responsibly as a condition of doing
business with us.
Community and economic development
Our commitment to social and economic development is set
out in our overarching Sustainable Development and Social
Performance policies. Mining has been identified as vital for the achievement of the United Nations SDGs, not only for
its role in providing the minerals needed to enable the
transition to a lower carbon intensive economy, but more
importantly because of its ability to drive socio-economic
development and build resilience. Creating long-term value
and sharing economic benefits is at the heart of our
approach to sustainability, as well as community
development. This approach is encapsulated in three
concepts:
The primacy of partnership: this means that we
invest in real partnerships with mutual responsibility.
Partnerships include local communities, suppliers,

BARRICK YEAR-END 2025	17	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
governments and organizations, and this approach is
epitomized through our CDCs with development initiatives
and investments.
Sharing the benefits: We hire and buy local
wherever possible as this injects money into and keeps it in our local communities and host countries. By doing this, we
build capacity, community resilience and create opportunity.
We also invest in community development through our
CDCs. Sharing the benefits also means paying our fair
share of taxes, royalties and dividends and doing so
transparently, primarily through the reporting mechanism of
the Canadian Extractive Sector Transparency Measures
Act. Our annual Tax Contribution Report, most recently
published in May 2025, sets out, in detail, our economic
contributions to host governments.
Engaging and listening to stakeholders: We
develop tailored stakeholder engagement plans for every
operation and the business as a whole. These plans guide
and document how often we engage with various
stakeholder groups and allow us to proactively deal with
issues before they escalate into significant risks.
Our community development spend for 2025
totaled nearly $61 million.
Environment
We know the environment in which we work and our host
communities are inextricably linked, and we apply a holistic and integrated approach to sustainability management. We
can deliver significant cost savings to our business, reduce future liabilities and help build stronger stakeholder
relationships by being responsible stewards of the
environment. This includes applying the highest standards
of environmental management, using natural resources and
energy efficiently, recycling and reducing waste, as well as working to protect biodiversity. Environmental matters such
as how we use water, prevent incidents, manage tailings,
respond to changing climate and protect biodiversity are
key areas of focus.
We maintained our strong track record of
stewardship and did not record any Class 19 environmental
incidents in 2025.
Climate Change
The Board’s ESG & Nominating Committee is responsible
for overseeing Barrick’s policies, programs and
performance relating to sustainability and the environment,
including climate change. The Audit & Risk Committee
assists the Board in overseeing the Group’s management
of enterprise risks as well as the implementation of policies and standards for monitoring and mitigating such risks.
Climate change is built into our formal risk management
process, outputs of which are regularly reviewed by the
Audit & Risk Committee.
Barrick’s climate change strategy has three pillars:
(1) identify, understand and mitigate the risks associated
with climate change; (2) measure and reduce our GHG
emissions across our operations and value chain; and (3)
improve our disclosure on climate change. The three pillars
of our climate change strategy do not focus solely on the
development of emissions reduction targets, rather, we
integrate and consider aspects of biodiversity protection,
water management and community resilience in our
approach.
We are acutely aware of the impacts that climate
change and extreme weather events have on our host
communities and countries, particularly developing nations
which are often the most vulnerable. As a responsible
business, we have focused our efforts on building resilience in our host communities and countries, just as we do for our business. Our climate disclosure is based on the
recommendations of the TCFD.
Identify, understand and mitigate the risks associated with
climate change
We identify and manage risks, build resilience to a
changing climate and extreme weather events, as well as
position ourselves for new opportunities. These factors
continue to be incorporated into our formal risk assessment
process. We have identified several risks and opportunities
for our business including: physical impacts of extreme
weather events; an increase in regulations that seek to
address climate change; and an increase in global
investment in innovation and low-carbon technologies.
The risk assessment process includes climate
scenario analysis to assess site-specific climate-related
risks and opportunities. The key findings and a summary of
material physical and transitional risk assessment were
disclosed as part of our CDP (formerly known as the
Carbon Disclosure Project) questionnaire, submitted to
CDP in September 2025. CDP scored Barrick’s stewardship
and transparency an A- (best practice class) for both
climate change and water.
Measure and reduce the Group’s impact on climate change
Mining is an energy-intensive business, and we understand
the important link between energy use and GHG emissions.
By measuring and effectively managing our energy use, we
can reduce our GHG emissions, achieve more efficient
production and reduce our costs.
We have climate champions at each site who are
tasked with identifying roadmaps and assessing feasibility
for our GHG emissions reductions and carbon offsets for
hard-to-abate emissions. Any carbon offsets that we pursue
must have appropriate socioeconomic and/or biodiversity
benefits. We have published an achievable emissions
reduction roadmap and continue to assess further reduction
opportunities across our operations. The detailed roadmap
was first published in our 2021 Sustainability Report and
includes committed capital projects and projects under
investigation that rely on technological advances, with a
progress summary contained in the 2024 Sustainability
Report.
We continue to progress our extensive work
across our value chain in understanding our Scope 310
(indirect emissions associated with the value chain)
emissions and implementing our engagement roadmap to
enable our key suppliers to set meaningful and measurable
reduction targets, in line with the commitments made
through the ICMM Climate Position Paper.
Improve our disclosure on climate change
Our disclosure on climate change, including in our
Sustainability Report and on our website, is developed in
line with the TCFD recommendations. Barrick continues to
monitor the various regulatory climate disclosure standards
being developed around the world, including the
International Sustainability Standards Board’s S2 Climate-
related Disclosures standard. In addition, we complete the
annual CDP Climate Change and Water Security
questionnaire. This ensures our investor-relevant water
use, emissions and climate data is widely available.

BARRICK YEAR-END 2025	18	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Emissions
Barrick’s interim GHG emissions reduction target was
established in 2018 based on a steady state production
profile. As Barrick’s production is forecast to increase
towards the end of the decade, with major projects
expected to be commissioned, such as Goldrush, Reko Diq,
the Lumwana Super Pit expansion and the Pueblo Viejo
expansion, the Group’s GHG reduction targets were
updated and published in the 2024 Sustainability Report.
The updated reduction target is for a minimum 30%
intensity reduction by 2030 against our 2018 baseline. The
basis of this reduction is against a 2018 baseline of 7,541 kt
CO2-e and intensity of 0.47 t CO2-e per tonne of ore
processed.
Ultimately, our vision is net zero GHG emissions
by 2050, achieved primarily through GHG reductions, with
some offsets for hard-to-abate emissions. Site-level plans
to improve energy efficiency, integrate clean and renewable
energy sources and reduce GHG emissions will also be
strengthened.
During the fourth quarter of 2025, the Group's total
Scope 1 and 210 (location-based) GHG emissions were
1,928 kt CO2-e. The preliminary 2025 annual Scope 1 and 2
emissions are 7,722 kt CO2-e11 (location-based). Increased
emissions from 2024 are due predominantly to higher
limestone use for neutralization at Pueblo Viejo, and
increased production at Porgera.
Water
Water is a vital and increasingly scarce global resource.
Managing and using water responsibly is one of the most
critical parts of our sustainability strategy. Our commitment to responsible water use is codified in our Environmental
Policy and standalone Water Policy. Steady, reliable access
to water is critical to the effective operation of our mines.
Access to water is also a fundamental human right.
Understanding the water stress in the regions in
which we operate enables us to better understand the risks
and manage our water resources through site-specific
water balances, based on the ICMM Water Accounting
Framework, aimed at minimizing our water withdrawal and
maximizing water reuse and recycling within our operations.
We include each mine’s water risks in its
operational risk register. These risks are then aggregated
and incorporated into the Group risk register. Our identified water-related risks include: (1) managing excess water in
regions with high rainfall; (2) maintaining access to water in arid areas and regions prone to water scarcity; and (3)
regulatory risks related to permitting limits as well as
municipal and national regulations for water use.
We set an annual water recycling and reuse target
of 80%. Our water recycling and reuse rate for Q4 2025 and
the year achieved this target, with performance at 82% and
81%, respectively.
Tailings
We are committed to having our TSFs meet global best
practices for safety. Our TSFs are carefully engineered and
regularly inspected, particularly those in regions with high rainfall and seismic events.
We disclosed our conformance to the GISTM for
all Extreme and Very High consequence facilities on the
Barrick website in August 2023, within the GISTM
disclosure timeframe. All of our sites that are classified as
Very High or Extreme consequence are in conformance
with the GISTM.  We disclosed our conformance to the
GISTM for all remaining tailings facilities in August 2025.
Biodiversity
Biodiversity underpins many of the ecosystem services on
which our mines and their surrounding communities
depend. If improperly managed, mining and exploration
activities have the potential to negatively affect biodiversity and ecosystem services. Protecting biodiversity and
preventing nature loss is also critical and inextricably linked to the fight against climate change. We work to proactively
manage our impact on biodiversity and strive to protect the
ecosystems in which we operate. Wherever possible, we
aim to achieve a net neutral biodiversity impact, particularly for ecologically sensitive environments.
We continue to work to implement our BAPs. The
BAPs outline our strategy to achieve no-net loss for all key biodiversity features and their associated management
plans.
Market Overview
The market prices of gold and, to a lesser extent, copper
are the primary drivers of our profitability and our ability to generate free cash flow6 for our shareholders.
Gold
The price of gold is subject to volatile price movements over short periods of time and is affected by numerous industry
and macroeconomic factors. During 2025, the gold price
ranged from $2,615 per ounce to an all-time high of $4,550
per ounce. The average market price for the year of $3,432
per ounce also represented an all-time annual high, and a
44% increase from the 2024 average of $2,386 per ounce.
During the year, the gold price rose strongly,
reaching all-time high nominal and average prices, as
inflation pressures eased, benchmark interest rates were
cut, and the trade-weighted US dollar weakened while the
global economic outlook remained uncertain and
geopolitical conflicts persisted, underscoring gold’s role as a safe haven investment and store of value.
AVERAGE MONTHLY SPOT GOLD PRICES
(dollars per ounce)
Copper
During 2025, London Metal Exchange copper prices traded
in a range of $3.68 per pound to an all-time high of $5.88
per pound, averaged $4.51 per pound, and closed the year
at $5.67 per pound. Copper prices are heavily influenced by
physical demand from emerging markets, especially China.
Copper prices in 2025 were impacted by tariff
concerns, supply disruptions, reductions in benchmark
interest rates, and a decrease in the trade-weighted US
dollar.

BARRICK YEAR-END 2025	19	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
AVERAGE MONTHLY SPOT COPPER PRICES
(dollars per pound)

6.00
5.00
4.00
3.00
2.00
1.00
0.00
2021
2022
2023
2024
2025

We have provisionally priced copper sales for which final
price determination versus the relevant copper index is
outstanding at the balance sheet date. As at December 31,
2025, we recorded 56 million pounds of copper sales still
subject to final price settlement at an average provisional
price of $5.34 per pound. The impact to net income before
taxation of a 10% movement in the market price of copper
would be approximately $30 million, holding all other
variables constant.
Currency Exchange Rates
The results of our mining operations outside of the United
States are affected by fluctuations in exchange rates. We
have exposure to the Argentine peso through operating
costs at our Veladero mine, and peso denominated VAT
receivable balances. We also have exposure to the
Canadian and Australian dollars, Chilean peso, Papua New
Guinea kina, Zambian kwacha, Tanzanian shilling,
Dominican peso, West African CFA franc, euro, South
African rand, and British pound through mine operating and
capital costs.  In addition, we also have exposure to the
Pakistani rupee through project costs and capital costs on
Reko Diq.
Fluctuations in these exchange rates increase the
volatility of our costs reported in US dollars. In 2025, the
Australian dollar traded in a range of $0.59 to $0.67 against the US dollar, while the US dollar against the Canadian
dollar and West African CFA franc ranged from $1.35 to
$1.48 and XOF 550 to XOF 647, respectively.  Due to
inflationary pressures in Argentina and the actions of the
government, there was a continued weakening of the
Argentine peso during the year and it ranged from ARS
1,031 to ARS 1,492.
Fuel
For 2025, the price of WTI crude oil traded in a range
between $55 and $81 per barrel, with the market price
averaging $65 per barrel, and closing the year at $57 per
barrel. Oil prices were impacted by concerns about global
economic growth, managed supply, and geopolitical
concerns, including the ongoing invasion of Ukraine by
Russia, conflicts in the Middle East and uncertainty related to Venezuela.
AVERAGE MONTHLY SPOT CRUDE OIL PRICE (WTI)
(dollars per barrel)
US Dollar Interest Rates
During 2025, as inflationary pressures continued to ease,
benchmark interest rates were cut by a total of 75 bps to a
range of 3.50% to 3.75% by the end of the year.  Changes
to monetary policy in 2026 will be dependent on economic
data to be observed during the year.
At present, our interest rate exposure mainly
relates to interest income received on our cash balances
($6.7 billion at December 31, 2025); the carrying value of
certain non-current assets and liabilities; and the interest payments on our variable-rate debt (less than $0.05 billion
at December 31, 2025). Currently, the amount of interest
expense recorded in our consolidated statement of income
is not materially impacted by changes in interest rates,
because the majority of our debt was issued at fixed
interest rates. The relative amounts of variable-rate
financial assets and liabilities may change in the future,
depending on the amount of operating cash flow we
generate, as well as the level of capital expenditures and
our ability to borrow on favorable terms using fixed rate
debt instruments. Changes in interest rates affect the
accretion expense recorded on our provision for
environmental rehabilitation and therefore would affect our
net earnings.
Reserves and Resources12
For full details of our mineral reserves and mineral
resources, refer to page 74 of the Fourth Quarter 2025
Report.
Gold Reserves and Resources
Barrick’s 2025 gold mineral reserves and resources are
estimated using a gold price assumption of $1,500 and
$2,000 per ounce, increased from $1,400 and $1,900 in
2024 respectively. Both are reported to a rounding standard
of two significant digits for tonnes and metal content, with grades reported to two decimal places.
As of December 31, 2025, Barrick’s proven and
probable gold mineral reserves were 85 million ounces13 at
an average grade of 0.98 g/t, from 89 million ounces14 at an average grade of 0.99 g/t in 2024. This represents a year-
over-year, attributable mineral reserves decrease of 4.1
million ounces, which was a result of the Tongon and Hemlo
divestitures which accounted for a reduction of 2.2 million
ounces alongside 3.7 million ounces of 2025 annual
depletion partially offset by 1.8 million ounces of additions associated with commodity price change and exploration
additions. Although depletion was higher than net
conversion by 1.9 million ounces for 2025, the three-year
rolling average gold mineral reserve replacement stands

BARRICK YEAR-END 2025	20	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
close to 190% adding more than 24 million ounces to gold
mineral reserves (excluding both acquisitions and
divestments), primarily supported by 17 million ounces15 of
net change in the prior year. Furthermore three year
average gold-equivalent net replacement is in excess of
500% supported by the Reko Diq and Lumwana feasibility
studies in the prior year.
ATTRIBUTABLE CONTAINED GOLD RESERVES13,14,a
(Moz)
a  Figures rounded to two significant digits.
Barrick attributable measured and indicated gold resources
for 2025 stand at 150 million ounces13 at 1.01 g/t, with a
further 43 million ounces13 at 1.0 g/t of inferred resources.
Measured and indicated mineral resources reduced by 20
million ounces as a result of the divestiture of Donlin and a further 2.2 million ounces as a result of the divestiture of
Alturas. Overall divestitures in 2025 accounted for a
reduction of 26 million ounces of measured and indicated
mineral resources and 7.3 million ounces of inferred mineral resources respectively. Aside from the divestitures, we
delivered net additions across the rest of the portfolio of
more than 14 million ounces of mineral resources as
detailed further below13,14.
Mineral resources are reported inclusive of mineral
reserves and both tonnes and metal content are reported to
a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral resource
grades are reported to two decimal places, whilst inferred
mineral resource grades are reported to one decimal place.
In North America, the ongoing growth drilling at Fourmile
grew inferred mineral resources to 13 million ounces13 at
16.9 g/t in 2025, from 6.4 million ounces14 at 14.1 g/t in
2024. Similarly, closer spaced conversion drilling at
Fourmile also more than doubled indicated mineral
resources to 2.6 million ounces13 at 17.59 g/t from 1.4
million ounces14 at 11.76 g/t.  The substantial increases in gold mineral resources at Fourmile supports the possibility
for potential future conversions.
The Pueblo Viejo mineral reserves and resources
are reported as part of the North American region for 2025
and were previously reported as part of the South America
& Asia Pacific region in 2024.
Overall gold mineral measured and indicated
resources in the Africa & Middle East region, after annual
depletion, grew to 32 million ounces13 at 3.20 g/t in 2025
from 31 million ounces14 at 3.26 g/t in 2024.  This was
predominantly driven by both Kibali and North Mara, with
extensions of the ARK, Gea and Rama open pit orebodies
respectively.  Similarly inferred gold mineral resources
within the Africa & Middle East region grew to 5.8 million
ounces13 at 2.8 g/t in 2025 from 5.2 million ounces14 at 3.1
g/t in 2024.
Copper Reserves and Resources
For Barrick-operated assets, copper mineral reserves for
2025 are estimated using a copper price assumption of
$3.25 per pound, increased from $3.00 per pound in 2024.
Copper mineral resources for 2025 are estimated using a
price of $4.50 per pound also increased from $4.00 per
pound in 2024. Both are reported to a rounding standard of
two significant digits, for tonnes and metal content, with
grades reported to two decimal places.
Attributable proven and probable copper mineral
reserves remained at 18 million tonnes of copper13 at
0.46% in 2025 on an attributable basis, from 18 million
tonnes of copper14 at 0.45% in 2024.
ATTRIBUTABLE CONTAINED COPPER RESERVES13,14,a
(M tonnes)
a  Figures rounded to two significant digits.
Barrick’s attributable measured and indicated resources for
2025 stands at 24 million tonnes of copper13 at 0.39%, with
a further 4.2 million tonnes of copper13 at 0.3% of inferred resources, reflecting increases related to the change in
commodity pricing. Mineral resources are reported inclusive
of mineral reserves and both tonnes and metal content are
reported to a rounding standard of two significant digits for tonnes and metal content. Measured and indicated mineral
resource grades are reported to two decimal places, whilst
inferred mineral resource grades are reported to one
decimal place.
2025 mineral reserves and mineral resources are
estimated using the combined value of gold, copper and
silver. Accordingly, mineral reserves and mineral resources
are reported for all assets where copper or silver is
produced and sold as a primary product or a by-product.

BARRICK YEAR-END 2025	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Risks and Risk Management
Overview
The ability to deliver on our vision, strategic objectives and operating guidance depends on our ability to understand
and appropriately respond to the uncertainties or “risks” we face that may prevent us from achieving our objectives. To
achieve this, we:
■maintain a framework that permits us to manage risk
effectively and in a manner that creates the greatest
value;
■integrate a process for managing risk into all our
important decision-making processes so that we
reduce the effect of uncertainty on achieving our
objectives;
■actively monitor key controls we rely on to achieve the
Company’s objectives so they remain in place and are
effective at all times; and
■provide assurance to senior management and relevant
committees of the Board on the effectiveness of key
control activities.
Board and Committee Oversight
We maintain strong risk oversight practices, with
responsibilities outlined in the mandates of the Board and
related committees. The Board’s mandate is clear on its
responsibility for reviewing and discussing with
management the processes used to assess and manage
risk, including the identification by management of the
principal risks of the business, and the implementation of
appropriate systems to deal with such risks.
The Audit & Risk Committee assists the Board in
overseeing the Company’s management of principal risks
and the implementation of policies and standards for
monitoring and modifying such risks, as well as monitoring
and reviewing the Company’s financial position and
financial risk management programs. The ESG &
Nominating Committee assists the Board in overseeing the
Company’s policies and performance for its environmental,
health and safety, corporate social responsibility and human rights programs.  The Compensation Committee assists the
Board in ensuring that executive compensation is
appropriately linked to our sustainability performance,
including with respect to climate change and water.
Management Oversight
Our weekly Executive Committee Review is the main forum
for senior management to raise and discuss risks facing the
operations and organization more broadly. Additionally, our
most senior management-level body dedicated to
sustainability is the E&S Committee which meets on a
quarterly basis to review sustainability performance and key performance indicators across our operations.  At every
quarterly meeting, the ESG & Nominating Committee and
the Audit & Risk Committee are provided with updates on
the key issues identified by management at these regular
sessions.
Principal Risks
The following subsections describe some of our key
sources of uncertainty and critical risk mitigation activities.
The risks described below are not the only ones facing
Barrick. Our business is subject to inherent risks in
financial, regulatory, strategic and operational areas. For a more comprehensive discussion of those inherent risks, see
“Risk Factors” in our most recent Form 40-F/Annual
Information Form on file with the SEC and Canadian
provincial securities regulatory authorities. Also see the
“Cautionary Statement on Forward-Looking Information” on
page 2 of this MD&A.

Risk Factor	Risk Mitigation Strategy
Free cash flow[6] and costs
Our ability to improve productivity, control operating costs and optimize working capital remains a focus in 2026 and is subject to several sources of uncertainty. This includes our ability to achieve and maintain industry-leading margins by improving the productivity and efficiency of our operations.

■Maximizing the benefit of higher gold prices through agile management and operational execution;
■Weekly Executive Committee Review to identify, assess and respond to risks in a timely manner;
■Enabling simplification and agile decision making through optimization of business systems;
■Supply Chain is decentralized to the operations with a centralized
Strategic Sourcing Group and is focused on mitigating the risks of rising costs and supply chain disruption;
■Disciplined capital allocation criteria for all investments, to ensure a high degree of consistency and rigor is applied to all capital allocation decisions based on a comprehensive understanding of risk and reward;
■Continued enhancement and testing of controls to prevent, detect and respond to potential cyber-attacks; and
■A flat, operationally focused, agile management structure with an ownership culture.

BARRICK YEAR-END 2025	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Risk Factor	Risk Mitigation Strategy
Social license to operate
At Barrick, we are committed to building, operating and closing our mines in a safe and responsible manner. To do this, we seek to build trust-based partnerships with host governments and
local communities to drive shared long-term value while working to minimize the social and environmental impacts of our
activities. Geopolitical risks such as resource nationalism and incidents of corruption are inherent in the business of a company operating globally. Past environmental incidents in the extractive industry highlight the hazards (e.g., water management, tailings storage facilities, etc.) and the potential consequences to the environment, community health and safety.  Our ability to
maintain compliance with regulatory and community obligations in order to protect the environment and our host communities alike remains one of our top priorities.  Barrick also recognizes climate change as an area of risk requiring specific focus and that reducing GHG emissions to counter the causes of climate change requires strong collective action by the mining industry.

■Our commitment to responsible mining is supported by a robust governance framework, including an  overarching Sustainable
Development Policy and related policies in the areas of Biodiversity,
Conflict-Free Gold, Social Performance, Occupational Health and
Safety, Environment and Human Rights;
■Use of our Sustainability Scorecard to track sustainability performance using key performance indicators aligned to priority areas set out in our strategy;
■Mandatory training on our Code of Business Conduct and Ethics as well as supporting policies which set out the ethical behavior expected of everyone working at, or with, Barrick;
■We take a partnership approach with our host governments. This means we work to balance our own interests and priorities with those of our government partners, working to ensure that everyone derives real value from our operations;
■Standalone, independent Human Rights Assessment Program whereby each site is assessed on a periodic cycle of two to three years, depending on the risk level and the number and level of identified risks to the rightsholder;
■Established CDCs at all our operating mines to identify community needs and priorities and to allocate funds to those initiatives most needed and desired by local stakeholders;
■We open our social and environmental performance to third-party scrutiny, including through the ISO 14001 re-certification process,
International Cyanide Management Code audits and annual human rights impact assessments;
■We published further site-level TSF disclosures, in accordance with
Principle 15 of the GISTM, and have worked diligently toward bringing inactive TSFs into Safe Closure on a priority basis;
■Our climate change strategy has three pillars: (1) identify, understand and mitigate the risks associated with climate change; (2) measure and reduce our impacts on climate change; and (3) improve our disclosure on climate change;
■We continuously monitor developments around the world and work closely with our local communities on managing the impacts of health issues, such as Ebola or Mpox outbreaks, on our people and business;
and
■We continuously review and update our closure plans and cost estimates to plan for environmentally responsible closure and monitoring of operations.

Resources and reserves and production outlook
Like any mining company, we face the risk that we are unable to discover or acquire new resources or that we do not convert
resources into production. As we move into 2026 and beyond,
our overriding objective of growing free cash flow[6] continues to be underpinned by a strong pipeline of organic projects and
minesite expansion opportunities in our core regions.
Uncertainty related to these and other opportunities exists
(potentially both favorable and unfavorable) due to the
speculative nature of mineral exploration and development, as well as the potential for increased costs, delays, suspensions and technical challenges associated with the construction of capital projects.

■Focus on responsible mineral resource management, continuously improve ore body knowledge and add to reserves and resources;
■Consolidate and secure dominant land positions in favored operating districts and emerging new prospective geological domains;
■Focus on economically feasible discoveries with potential Tier One[1,3]
status;
■Optimize the value of underdeveloped projects;
■Establish and develop motivated and highly agile discovery-driven teams;
■Identify emerging opportunities and secure them through earn-in agreements or acquisition; and
■Regular review and management of capital projects at executive committee level.

Financial position and liquidity
Our liquidity profile, level of indebtedness and credit ratings are all factors in our ability to meet short- and long-term financial demands. Barrick’s outstanding debt balances impact liquidity through scheduled interest and principal repayments and the
results of leverage ratio calculations, which could influence our investment grade credit ratings and ability to access capital markets. In addition, our ability to draw on our credit facility is subject to meeting its covenants. Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. The ability of our operations to deliver projected future cash flows, as well as future changes in gold and copper market prices, either
favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity.

■Continued focus on generating positive free cash flow[6] by improving the underlying cost structures of our operations in a sustainable manner;
■Preparation of budgets and forecasts to understand the impact of different price scenarios on liquidity, including our capacity to provide cash returns to shareholders, repurchase outstanding debt and shares, and formulate appropriate strategies;
■Review of debt and net debt levels to ensure appropriate leverage and monitor the market for liability management opportunities; and
■Other options available to the Company to enhance liquidity include drawing on our $3.0 billion undrawn Credit Facility, asset sales, joint ventures or the issuance of debt or equity securities.

BARRICK YEAR-END 2025	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Operating Performance

Our presentation of reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo,
Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). Starting with the Q2 2025 MD&A, the discussion on Loulo-Gounkoto is presented in the “Other Mines - Gold” section as no operating data or per ounce data was provided for Q1 2025 to Q3 2025 as a result of the temporary suspension of operations starting January 14, 2025, and subsequent loss of control on June 16, 2025.  On November 24, 2025, Barrick announced that an agreement had been entered into with the Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.  The remaining operating segments, including our remaining gold and copper mines, have been grouped into an “Other Mines” category and will not be reported on individually. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
Nevada Gold Mines (61.5% basis)a, Nevada USA
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	33,330	34,963	(5)%	142,558	155,626	(8)%	167,641
Open pit ore	7,299	5,080	44%	20,341	19,541	4%	29,797
Open pit waste	24,390	28,239	(14)%	115,887	130,049	(11)%	132,323
Underground	1,641	1,644	0%	6,330	6,036	5%	5,521
Average grade (grams/tonne)
Open pit mined	1.24	0.96	29%	1.17	1.11	5%	1.03
Underground mined	8.80	8.46	4%	8.29	8.47	(2)%	8.99
Processed	2.79	2.75	1%	2.76	2.84	(3)%	1.98
Ore tonnes processed (000s)	7,535	6,247	21%	25,866	23,959	8%	35,590
Oxide mill	2,042	1,906	7%	7,675	8,266	(7)%	9,624
Roaster	1,442	1,329	9%	5,259	5,293	(1)%	4,993
Autoclave	1,087	1,126	(3)%	4,240	4,235	0%	3,636
Heap leach	2,964	1,886	57%	8,692	6,165	41%	17,337
Recovery rate[b]	83%	83%	0%	83%	82%	1%	83%
Oxide Mill[b]	73%	82%	(11)%	78%	79%	(1)%	79%
Roaster	85%	86%	(1)%	86%	85%	1%	86%
Autoclave	83%	78%	6%	80%	79%	1%	82%
Gold produced (000s oz)	466	402	16%	1,591	1,650	(4)%	1,865
Oxide mill	67	71	(6)%	287	331	(13)%	411
Roaster	258	222	16%	864	850	2%	891
Autoclave	131	100	31%	399	373	7%	386
Heap leach	10	9	11%	41	96	(57)%	177
Gold sold (000s oz)	475	406	17%	1,602	1,646	(3)%	1,860
Revenue ($ millions)	2,073	1,467	41%	5,842	4,069	44%	3,721
Cost of sales ($ millions)	813	633	28%	2,653	2,459	8%	2,528
Income ($ millions)	1,236	828	49%	3,141	1,567	100%	1,145
EBITDA ($ millions)[c,d]	1,439	962	50%	3,709	2,070	79%	1,736
EBITDA margin[e]	69%	66%	5%	63%	51%	24%	47%
Capital expenditures[f] ($ millions)	183	168	9%	809	820	(1)%	864
Minesite sustaining[c]	118	107	10%	585	670	(13)%	654
Project[c,g]	64	60	7%	220	146	51%	206
COS ($/oz)	1,695	1,557	9%	1,647	1,478	11%	1,351
TCC ($/oz)[c]	1,191	1,156	3%	1,229	1,126	9%	989
AISC ($/oz)[c]	1,461	1,448	1%	1,620	1,561	4%	1,366
a.Barrick is the operator of NGM and owns 61.5%, with Newmont Corporation owning the remaining 38.5%.  NGM is accounted for as a subsidiary with a 38.5%
non-controlling interest.  These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
c.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
d.EBITDA represents income less depreciation.  Depreciation expense is $203 million and $568 million for Q4 2025 and 2025, respectively (Q3 2025: $134 million, 2024: $503 million, 2023: $591 million).
e.Represents EBITDA divided by revenue.
f.Includes capitalized interest.
g.Includes amounts spent on the NGM TS Solar project.
NGM includes Carlin, Cortez, Turquoise Ridge, Phoenix and non-mine site related activity such as the TS Solar Project.  Barrick is the operator of the joint venture and owns 61.5%, with Newmont owning the remaining 38.5%.  Refer to pages 24 to 29 and 38 for a detailed discussion of each minesite’s results.

BARRICK YEAR-END 2025	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Carlin (61.5% basis), Nevada USA
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	12,704	14,692	(14)%	60,148	61,273	(2)%	71,059
Open pit ore	1,822	1,062	72%	3,390	2,867	18%	4,067
Open pit waste	10,018	12,760	(21)%	53,378	54,960	(3)%	63,836
Underground	864	870	(1)%	3,380	3,446	(2)%	3,156
Average grade (grams/tonne)
Open pit mined	2.45	2.21	11%	2.21	1.69	31%	2.38
Underground mined	7.30	7.29	0%	7.29	7.65	(5)%	7.97
Processed	5.20	4.41	18%	4.54	4.30	6%	4.51
Ore tonnes processed (000s)	1,554	1,430	9%	5,793	6,657	(13)%	7,256
Oxide mill	0	0	0%	0	0	0%	377
Roaster	963	926	4%	3,798	4,401	(14)%	4,350
Autoclave	569	504	13%	1,877	2,256	(17)%	1,385
Heap leach	22	0	100%	118	0	100%	1,144
Recovery rate[a]	82%	80%	2%	81%	81%	0%	83%
Roaster	85%	85%	0%	85%	84%	1%	85%
Autoclave	70%	54%	30%	61%	64%	(5)%	72%
Gold produced (000s oz)	207	165	25%	687	775	(11)%	868
Oxide mill	0	0	0%	0	0	0%	4
Roaster	173	149	16%	604	669	(10)%	745
Autoclave	31	13	138%	70	86	(19)%	87
Heap leach	3	3	0%	13	20	(35)%	32
Gold sold (000s oz)	211	170	24%	689	777	(11)%	865
Revenue ($ millions)	904	602	50%	2,475	1,870	32%	1,697
Cost of sales ($ millions)	395	254	56%	1,159	1,125	3%	1,100
Income ($ millions)	504	345	46%	1,302	730	78%	577
EBITDA ($ millions)[b,c]	605	394	54%	1,532	919	67%	770
EBITDA margin[d]	67%	65%	3%	62%	49%	27%	45%
Capital expenditures ($ millions)[e]	91	90	1%	453	449	1%	375
Minesite sustaining[b]	70	71	(1)%	375	408	(8)%	373
Project[b]	20	18	11%	74	41	80%	2
COS ($/oz)	1,863	1,493	25%	1,676	1,429	17%	1,254
TCC ($/oz)[b]	1,380	1,201	15%	1,340	1,187	13%	1,033
AISC ($/oz)[b]	1,732	1,643	5%	1,906	1,730	10%	1,486
a.Excludes the Gold Quarry (Mill 5) concentrator (decommissioned at the end of Q1 2023).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $101 million and $230 million for Q4 2025 and 2025, respectively (Q3 2025: $49 million,
2024: $189 million, 2023: $193 million).
d.Represents EBITDA divided by revenue.
e.Includes capitalized interest.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	3
LTIFR[8]	0.42	0.00	0.1	0.30
TRIFR[8]	2.10	2.11	1.66	2.33
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 25% higher compared to
Q3 2025 primarily due to higher throughput and grades
processed at both the roasters and the autoclave. Higher
grades processed were driven by access opening up to
mine higher grade ore in the South Arturo pit, in line with
the mine plan. Autoclave throughput increased following the
completion of the shutdown during Q3 2025 and both
roasters performed better on throughput and runtime in Q4
2025 driven by reliability improvements.
COS/oz7 and TCC/oz6 in Q4 2025 were 25% and
15% higher, respectively, compared to Q3 2025 due to
increased sulfuric acid consumption due to changes in ore
feed composition. This was compounded by sulfur and
sulfuric acid pricing pressures,  the impacts of tariffs on
other key consumables as well as higher royalties from the
higher realized gold price6. COS/oz7 was further impacted
by higher depreciation expense which relates to ore
sourced from South Arturo. In Q4 2025, AISC/oz6 was 5%
higher compared to Q3 2025, mainly due to higher TCC/

BARRICK YEAR-END 2025	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
oz6, partially offset by lower minesite sustaining capital
expenditures6 on a per ounce basis.
Capital expenditures in Q4 2025 were in line with
Q3 2025, as higher capitalized stripping was offset by lower underground development, in line with the mine plan.
2025 compared to 2024
Gold production in 2025 was 11% lower compared to 2024,
mainly due to lower underground grades mined. A
secondary impact of this was more of the higher grade
Cortez refractory ore was processed at the Carlin roasters
compared to 2024. This displacement of lower grade Carlin
feed ensured that overall production for NGM was
maximized. Heap leach production was also lower for 2025
owing to the leach cycle with minimal tonnes placed on
leach pads in 2024 and 2025. Leach placement is expected
to increase once the Gold Quarry pit is back mining in ore
(expected in 2027).
COS/oz7 and TCC/oz6 for 2025 were 17% and
13% higher, respectively, than 2024, primarily due to the
lower production (resulting in lower fixed cost dilution),
combined with higher royalties from the higher realized gold price6. In addition, processing costs were higher, driven by higher sulfur pricing in 2025, combined with higher
consumable prices as the impact of tariffs started to be
realized in Q4 2025, specifically on steel products.  For
2025, AISC/oz6 was 10% higher than 2024, due to the
impact of higher TCC/oz6, and slightly higher  minesite
sustaining capital expenditures6 on a per ounce basis.
Capital expenditures in 2025 were in line with
2024 as higher project capital expenditures6  (related to the ramp-up of the Ren project in 2025), were offset by lower
minesite sustaining capital expenditures6 following the
completion of the Komatsu-930 truck fleet replacement
project in 2024.
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	687	705 -785
Cost of sales[7] ($/oz)	1,676	1,470 - 1,570
Total cash costs[6] ($/oz)	1,340	1,140 - 1,220
All-in sustaining costs[6] ($/oz)	1,906	1,630 - 1,730
Gold production for 2025 was below the guidance range, as
previously disclosed, primarily due to a slower than planned ramp-up of the Gold Quarry roaster and delayed access to
higher grade underground zones due to poor ground
conditions. This was further impacted by an increase in
higher grade ore shipped from Cortez and processed at the
Carlin roasters, to the overall benefit of NGM. COS/oz7 and
TCC/oz6 were both above the guidance ranges mainly due
to the impact of lower production, combined with increased
sulfuric acid consumption and pricing, and higher
consumable prices partially driven by the impact of tariffs.
AISC/oz6 was also higher than guidance, mainly driven by
higher TCC/oz6. All cost metrics were also impacted by
higher royalties from the higher realized gold price6. Our
cost guidance for 2025 was based on a gold price
assumption of $2,400/oz. Given the actual realized gold
price6 was considerably higher at $3,501/oz, the cost
guidance ranges for Carlin need to be increased by $40/oz
to provide a more meaningful comparison. After adjusting
for the realized gold price6, the guidance ranges are as
follows: COS/oz7 of $1,510 to $1,610, TCC/oz6 of $1,180 to
$1,260 and AISC/oz6 of $1,670 to $1,770. The actual cost
metrics for 2025 were higher than the price adjusted ranges
due to the lower than planned production as explained
above.

BARRICK YEAR-END 2025	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Cortez (61.5% basis), Nevada USA
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	13,465	13,699	(2)%	56,200	67,928	(17)%	70,570
Open pit ore	3,147	1,777	77%	7,407	5,499	35%	14,991
Open pit waste	9,770	11,372	(14)%	46,711	60,666	(23)%	54,133
Underground	548	550	0%	2,082	1,763	18%	1,446
Average grade (grams/tonne)
Open pit mined	0.73	1.16	(37)%	0.95	1.31	(27)%	0.78
Underground mined	8.65	8.06	7%	7.83	7.86	0%	9.54
Processed	1.82	2.26	(19)%	2.10	2.30	(9)%	1.37
Ore tonnes processed (000s)	2,963	2,028	46%	8,326	6,613	26%	15,741
Oxide mill	540	538	0%	2,059	2,433	(15)%	2,504
Roaster	475	403	18%	1,457	892	63%	643
Autoclave	2	44	(95)%	187	n/a	n/a	n/a
Heap leach	1,946	1,043	87%	4,623	3,288	41%	12,594
Recovery rate	83%	83%	0%	83%	83%	0%	84%
Oxide Mill	78%	79%	(1)%	80%	80%	0%	82%
Roaster	86%	88%	(2)%	87%	87%	0%	88%
Autoclave	24%	45%	(47)%	46%	n/a	n/a	n/a
Gold produced (000s oz)	130	124	5%	454	444	2%	549
Oxide mill	40	40	0%	162	193	(16)%	273
Roaster	84	73	15%	258	178	45%	143
Autoclave	0	5	(100)%	7	n/a	n/a	n/a
Heap leach	6	6	0%	27	73	(63)%	133
Gold sold (000s oz)	136	123	11%	462	441	5%	548
Revenue ($ millions)	577	438	32%	1,652	1,061	56%	1,068
Cost of sales ($ millions)	218	198	10%	745	619	20%	722
Income ($ millions)	357	238	50%	899	433	108%	333
EBITDA ($ millions)[a,b]	410	283	45%	1,070	589	82%	557
EBITDA margin[c]	71%	65%	9%	65%	56%	16%	52%
Capital expenditures ($ millions)	64	56	14%	255	249	2%	260
Minesite sustaining[a]	22	15	47%	114	159	(28)%	191
Project[a]	42	41	2%	141	90	57%	69
COS ($/oz)	1,592	1,612	(1)%	1,609	1,402	15%	1,318
TCC ($/oz)[a]	1,196	1,242	(4)%	1,234	1,046	18%	906
AISC ($/oz)[a]	1,384	1,407	(2)%	1,513	1,441	5%	1,282
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $53 million and $171 million for Q4 2025 and 2025, respectively (Q3 2025: $45 million,
2024: $156 million, 2023: $224 million).
c.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	1
LTIFR[8]	0.88	0.00	0.22	0.23
TRIFR[8]	2.63	5.29	2.21	1.6
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 5% higher compared to Q3
2025. This was mainly driven by higher ore tonnes from
both Cortez Pits and Goldrush transported and processed
at the Carlin roasters, combined with higher grades from
Cortez Hills underground, partially offset by lower grades
from the open pits.
COS/oz7 and TCC/oz6 in Q4 2025 were 1% and
4% lower, respectively, than Q3 2025, driven by the
increased production and favorable leach tonne placement
driven by higher open pit ore tonnes, partially offset by
higher royalties from the higher realized gold price6. In Q4
2025, AISC/oz6 were 2% lower than Q3 2025, mainly due to
lower TCC/oz6, partially offset by higher minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 14% higher
compared to Q3 2025, mainly due to higher minesite
sustaining capital expenditures6 driven by increased
capitalized waste stripping and fleet replacements in both
the open pit and underground operations.

BARRICK YEAR-END 2025	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2025 compared to 2024
Gold production in 2025 was 2% higher than 2024 primarily
due to higher refractory ore shipped and processed at the
Carlin roasters driven by productivity improvements in the
Cortez Hills underground, the ramp-up of Goldrush and
higher proportions of refractory ore mined from Cortez Pits.
The other consequence of higher refractory material
sourced from the open pits was lower oxide ore tonnes and
grades through the oxide mill which were the main drivers
of the lower oxide mill production. Finally, leach ounces
were lower compared to the prior year. Although ore
stacked was higher, given close to half of the tonnes were
placed in Q4 and with the longer processing cycle time, the
gold will be realized across 2025 and 2026.
COS/oz7 and TCC/oz6 in 2025 were 15% and 18%
higher, respectively, than 2024, reflecting a higher
proportion of higher cost refractory ounces processed at the
Carlin roasters in the sales mix and higher royalties from
the higher realized gold price6. For 2025, AISC/oz6
increased by 5% compared to 2024, driven by higher TCC/
oz6, partially offset by lower minesite sustaining capital
expenditures6.
Capital expenditures in 2025 increased by 2%
compared to 2024, due to increased project capital
expenditures6 resulting from higher development and
infrastructure spend at Goldrush and the successful
initiation of the autonomous haul project during the year.
This was partially offset by lower minesite sustaining capital expenditures6 following the investment in the Komatsu 930-
E truck fleet which spanned both 2023 and 2024 and lower
capitalized waste stripping at Crossroads following the
completion of Crossroads Phase 6 stripping in Q2 2025.
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	454	420 - 470
Cost of sales[7] ($/oz)	1,609	1,420 - 1,520
Total cash costs[6] ($/oz)	1,234	1,050 - 1,130
All-in sustaining costs[6] ($/oz)	1,513	1,370 - 1,470
Gold production for 2025 was in the top half of the guidance range, primarily due to higher than planned refractory ore
shipped and processed at the Carlin roasters and the
Goldstrike autoclave, to the overall benefit of NGM.  COS/
oz7 and TCC/oz6 were above the original guidance range
reflecting a higher than planned proportion of higher cost
refractory ounces processed at the Carlin roasters in the
sales mix combined with higher sulfur and other
consumable prices, partially driven by tariffs. All cost
metrics were also impacted by higher royalties from the
higher realized gold price6. Our cost guidance for 2025 was
based on a gold price assumption of $2,400/oz. Given the
actual realized gold price6 was considerably higher at
$3,501/oz, the cost guidance ranges for Cortez need to be
increased by $55/oz to provide a more meaningful
comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,475 to
$1,575, TCC/oz6 of $1,105 to $1,185 and AISC/oz6 of
$1,425 to $1,525. AISC/oz6 was within the price adjusted
guidance range as the higher TCC/oz6 was partially offset
by lower than planned capitalized waste stripping at
Crossroads following the reclassification of waste material
to low grade ore.

BARRICK YEAR-END 2025	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Turquoise Ridge (61.5%), Nevada USA
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	327	430	(24)%	1,179	2,339	(50)%	919
Open pit ore	43	54	(20)%	97	132	(27)%	0
Open pit waste	55	152	(64)%	214	1,380	(84)%	0
Underground	229	224	2%	868	827	5%	919
Average grade (grams/tonne)
Open pit mined	1.47	1.51	(3)%	1.50	1.25	20%	n/a
Underground mined	14.06	13.02	8%	12.48	12.50	0%	11.28
Processed	6.20	4.61	34%	4.88	4.86	0%	4.34
Ore tonnes processed (000s)	599	650	(8)%	2,474	2,268	9%	2,608
Oxide Mill	79	72	10%	294	289	2%	357
Autoclave	516	578	(11)%	2,176	1,979	10%	2,251
Roaster	4	0	100%	4	0	100%	0
Recovery Rate	88%	87%	1%	87%	85%	2%	86%
Oxide Mill	83%	86%	(3)%	85%	84%	1%	85%
Autoclave	88%	87%	1%	87%	85%	2%	86%
Roaster	85%	n/a	n/a	85%	n/a	n/a	n/a
Gold produced (000s oz)	105	86	22%	341	304	12%	316
Oxide Mill	4	4	0%	18	14	29%	14
Autoclave	100	82	22%	322	287	12%	299
Heap leach	1	0	100%	1	3	(67)%	3
Gold sold (000s oz)	104	85	22%	342	298	15%	318
Revenue ($ millions)	443	301	47%	1,220	724	69%	620
Cost of sales ($ millions)	149	123	21%	530	481	10%	444
Income ($ millions)	294	180	63%	695	238	192%	172
EBITDA ($ millions)[a,b]	333	209	59%	819	348	135%	288
EBITDA margin[c]	75%	69%	9%	67%	48%	40%	46%
Capital expenditures ($ millions)	19	14	36%	63	63	0%	67
Minesite sustaining[a]	17	13	31%	59	62	(5)%	61
Project[a]	2	1	100%	4	1	300%	6
COS ($/oz)	1,422	1,452	(2)%	1,545	1,615	(4)%	1,399
TCC ($/oz)[a]	1,050	1,099	(4)%	1,178	1,238	(5)%	1,026
AISC ($/oz)[a]	1,225	1,244	(2)%	1,358	1,466	(7)%	1,234
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $39 million and $124 million for Q4 2025 and 2025, respectively (Q3 2025: $29 million,
2024: $110 million, 2023: $116 million).
c.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	1	3
LTIFR[8]	0.00	0.00	0.37	1.05
TRIFR[8]	0	1.55	1.12	3.5
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
Gold production in Q4 2025 was 22% higher than Q3 2025,
mainly due to higher grades from the undergrounds as per
the mine plan resulting in 34% higher processed grades
combined with 2% higher underground tonnes mined owing
to improved mining efficiencies.
COS/oz7 and TCC/oz6 in Q4 2025 were 2% and
4% lower, respectively, than Q3 2025, primarily due to
higher throughput and grades, partially offset by higher
maintenance costs due to a major planned shutdown at the
autoclave occurring in the quarter. AISC/oz6 was 2% lower
than Q3 2025, mainly reflecting lower TCC/oz6, partially
offset by higher minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 36% higher
than Q3 2025 mainly due to the boiler replacement and
other capital works during the planned shutdown, combined
with higher TSF spend with the commencement of phase 1
of the Sage TSF expansion during 2025.
2025 compared to 2024
Gold production in 2025 was 12% higher compared to
2024, primarily due to 5% higher underground tonnes
mined owing to improved mining efficiencies and 10%
higher tonnes processed through the autoclave following
the reinvestment in the facility over the last two years to
increase overall reliability and throughput.
COS/oz7 and TCC/oz6 in 2025 were 4% and 5%
lower, respectively, than 2024, mainly due to higher

BARRICK YEAR-END 2025	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
production and lower unit rates in both the underground and
the autoclave driven by improved efficiencies and an overall reduction in contractor spend and unplanned maintenance
events. This was partially offset by higher royalties from the higher realized gold price6. AISC/oz6 decreased by 7%
compared to 2024 due to lower TCC/oz6, combined with
lower minesite sustaining capital expenditures6 driven by
lower plant remedial costs required following the investment in 2024.
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	341	310 - 345
Cost of sales[7] ($/oz)	1,545	1,370 - 1,470
Total cash costs[6] ($/oz)	1,178	1,000 - 1,080
All-in sustaining costs[6] ($/oz)	1,358	1,260 - 1,360
Gold production in 2025 was at the top end of the guidance
range as the improvements in stabilizing the processing
plant and improved mining efficiencies resulted in a strong
H2 performance. COS/oz7 and TCC/oz6 were higher than
the original guidance mainly due to a change in the mine
plan which involved higher operating development costs
combined with higher input prices relating to reagents and
consumables, partially driven by tariffs, and higher than
planned maintenance costs.  AISC/oz6 was within guidance
as the impact of the change in the mine plan was not a
driver (higher operating costs were offset by lower minesite sustaining capital expenditures6). All cost metrics were also impacted by higher royalties from the higher realized gold
price6. Our cost guidance for 2025 was based on a gold
price assumption of $2,400/oz. Given the actual realized
gold price6 was considerably higher at $3,501/oz, the cost
guidance ranges for Turquoise Ridge need to be increased
by $15/oz to provide a more meaningful comparison. After
adjusting for the realized gold price6, the guidance ranges
are as follows: COS/oz7 of $1,385 to $1,485, TCC/oz6 of
$1,015 to $1,095 and AISC/oz6 of $1,275 to $1,375.

BARRICK YEAR-END 2025	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Pueblo Viejo (60% basis)a, Dominican Republic
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Open pit tonnes mined (000s)	6,257	6,303	(1)%	17,818	10,885	64%	18,074
Open pit ore	1,905	1,682	13%	4,349	5,879	(26)%	7,794
Open pit waste	4,352	4,621	(6)%	13,469	5,006	169%	10,280
Average grade (grams/tonne)
Open pit mined	2.29	2.12	8%	2.21	2.12	4%	2.05
Processed	2.59	2.59	0%	2.44	2.46	(1)%	2.39
Autoclave ore tonnes processed (000s)	1,807	1,717	5%	6,429	5,730	12%	5,332
Recovery rate	69%	77%	(10)%	75%	79%	(5)%	81%
Gold produced (000s oz)	103	107	(4)%	379	352	8%	335
Gold sold (000s oz)	106	108	(2)%	383	351	9%	335
Revenue ($ millions)	476	378	26%	1,388	851	63%	670
Cost of sales ($ millions)	157	157	0%	615	553	11%	475
Income ($ millions)	313	216	45%	755	286	164%	187
EBITDA ($ millions)[b,c]	361	263	37%	940	462	103%	341
EBITDA margin[d]	76%	70%	9%	68%	54%	26%	51%
Capital expenditures ($ millions)[e]	72	47	53%	221	195	13%	236
Minesite sustaining[b]	41	27	52%	141	108	31%	117
Project[b]	29	18	61%	71	62	15%	119
COS ($/oz)	1,492	1,451	3%	1,608	1,576	2%	1,418
TCC ($/oz)[b]	930	929	0%	1,034	1,005	3%	889
AISC ($/oz)[b]	1,322	1,198	10%	1,412	1,323	7%	1,249
a.Barrick is the operator of Pueblo Viejo and owns 60% with Newmont Corporation owning the remaining 40%.  Pueblo Viejo is accounted for as a subsidiary with a 40% non-controlling interest. The results in the table and the discussion that follows are based on our 60% share only.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $48 million and $185 million for Q4 2025 and 2025, respectively (Q3 2025: $47 million,
2024: $176 million, 2023: $154 million).
d.Represents EBITDA divided by revenue.
e.Starting in the first quarter of 2024, this amount includes capitalized interest.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	0	0
LTIFR[8]	0.00	0.00	0.06	0.07
TRIFR[8]	0.26	0.44	0.29	0.54
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
Gold production for Q4 2025 was 4% lower than Q3 2025
due to lower recoveries stemming from lagging recovery
performance of historically stockpiled material in the
flotation-, autoclave- and CIL circuits. Lower recoveries
were partially offset by higher throughput quarter-on-
quarter.
COS/oz7 for Q4 2025 was 3% higher than Q3
2025 mainly due to higher depreciation expense, while
TCC/oz6 remained consistent with Q3 2025 as lower fixed
plant maintenance costs were offset by higher royalties
from the higher realized gold price6. For Q4 2025, AISC/oz6
was 10% higher than Q3 2025, mainly reflecting higher
minesite sustaining capital expenditures6.
Capital expenditures for Q4 2025 increased by
53% compared to Q3 2025 due to higher minesite
sustaining capital expenditures6 associated with restoring
fleet reliability and increased activities at the Llagal TSF, and higher project capital expenditures on the Naranjo TSF.
2025 compared to 2024
Gold production for 2025 was 8% higher than 2024, mainly
due to higher throughput resulting from the plant expansion
(+12% year on year), partially offset by lower recoveries
due to increased utilization of the expansion flotation circuit and lower recoveries from stockpile material, resulting in
higher ounce production.
COS/oz7 and TCC/oz6 for 2025 increased by 2%
and 3%, respectively, compared to 2024, primarily due to
higher diesel and electricity consumption, higher plant
maintenance costs and higher royalties from the higher
realized gold price6. This was partially offset by the benefit of greater fixed cost dilution with the increase in throughput and lower mining costs. For 2025, AISC/oz6 increased by
7% compared to 2024, mainly reflecting both higher
minesite sustaining capital expenditures6 and TCC/oz6.
Capital expenditures for 2025 increased by 13%
compared to 2024, mainly due to higher minesite sustaining
capital expenditures6 relating to plant and mining fleet
component replacements, as well as increased project
capital expenditures6 relating to the mine life extension
project. Refer to the Future Growth section on page 44 for
more details.

BARRICK YEAR-END 2025	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	379	370 - 410
Cost of sales[7] ($/oz)	1,608	1,540 - 1,640
Total cash costs[6] ($/oz)	1,034	910 - 990
All-in sustaining costs[6] ($/oz)	1,412	1,280 - 1,380
Gold production in 2025 was in the lower half of the
guidance range mainly due to lower CIL recovery resulting
from higher than planned copper and preg-robbing ores in
the feed blend, partially offset by higher grades processed.
COS/oz7 was within the guidance range as the increase in
TCC/oz6 was partially offset by lower depreciation expense.
TCC/oz6 was higher than the guidance range mainly due to
higher processing maintenance costs. All cost metrics were
also impacted by higher royalties from the higher realized
gold price6. Our cost guidance for 2025 was based on a
gold price assumption of $2,400/oz. Given the actual
realized gold price6 was considerably higher at $3,501/oz,
the cost guidance ranges for Pueblo Viejo need to be
increased by $40/oz to provide a more meaningful
comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,580 to
$1,680, TCC/oz6 of $950 to $1,030 and AISC/oz6 of $1,320
to $1,420. After adjusting for the gold price, AISC/oz6 was
within the guidance range.

BARRICK YEAR-END 2025	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Kibali (45% basis)a, Democratic Republic of the Congo
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	6,840	6,089	12%	23,596	19,398	22%	17,837
Open pit ore	884	959	(8)%	2,859	2,045	40%	2,721
Open pit waste	5,607	4,723	19%	19,195	15,539	24%	13,288
Underground	349	407	(14)%	1,542	1,814	(15)%	1,828
Average grade (grams/tonne)
Open pit mined	1.59	1.49	7%	1.51	1.43	6%	1.60
Underground mined	5.38	4.96	8%	5.17	5.21	(1)%	5.11
Processed	2.91	3.15	(8)%	2.79	2.82	(1)%	3.21
Ore tonnes processed (000s)	933	935	0%	3,745	3,827	(2)%	3,700
Recovery rate	91%	90%	1%	90%	89%	1%	90%
Gold produced (000s oz)	79	86	(8)%	303	309	(2)%	343
Gold sold (000s oz)	78	84	(7)%	298	309	(4)%	343
Revenue ($ millions)	328	294	12%	1,040	743	40%	670
Cost of sales ($ millions)	123	124	(1)%	468	415	13%	419
Income ($ millions)	205	161	27%	527	316	67%	243
EBITDA ($ millions)[b,c]	241	199	21%	665	450	48%	390
EBITDA margin[d]	73%	68%	7%	64%	61%	5%	58%
Capital expenditures ($ millions)	39	39	0%	140	116	21%	73
Minesite sustaining[b]	19	19	0%	60	58	3%	35
Project[b]	20	20	0%	80	58	38%	38
COS ($/oz)	1,557	1,482	5%	1,568	1,344	17%	1,221
TCC ($/oz)[b]	1,093	1,019	7%	1,099	905	21%	789
AISC ($/oz)[b]	1,374	1,286	7%	1,337	1,123	19%	918
a.Barrick owns 45% of Kibali Goldmines SA with the Government of Democratic Republic of the Congo and our joint venture partner, AngloGold Ashanti, owning
10% and 45%, respectively. The figures presented in this table and the discussion that follows are based on our 45% effective interest in Kibali Goldmines SA held through our 50% interest in Kibali (Jersey) Limited and its other subsidiaries (collectively "Kibali"), inclusive of the impact of the purchase price allocation resulting from the merger with Randgold. Kibali is accounted for as an equity method investment on the basis that the joint venture partners that have joint control have rights to the net assets of the joint venture.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $36 million and $138 million for Q4 2025 and 2025, respectively (Q3 2025: $38 million,
2024: $134 million, 2023: $147 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	2	4	3
LTIFR[8]	0.00	0.37	0.19	0.17
TRIFR[8]	0.35	0.75	0.8	1.2
Class 1[9] environmental incidents	0	0	0	0
On December 15, 2025, a tragic incident at the Kibali
underground operations resulted in the fatality of an
employee. Please refer to page 16 for further details.
Financial Results
Q4 2025 compared to Q3 2025
Gold production for Q4 2025 was 8% lower than Q3 2025,
primarily due to lower grades processed linked to lower
tonnes mined from the underground. Lower underground
tonnes to surface was linked to unplanned shaft
maintenance and an extended stoppage due to the tragic
fatality.
COS/oz7 and TCC/oz6 for Q4 2025 were 5% and
7% higher, respectively, than Q3 2025 mainly due to lower
grades processed, higher mining unit costs and higher
royalties from the higher realized gold price6. AISC/oz6 for
Q4 2025 was 7% higher than in Q3 2025 resulting from
both higher TCC/oz6 and minesite capital expenditures6 on
a per ounce basis.
Capital expenditures in Q4 2025 remained flat
compared to Q3 2025 as higher capitalized waste stripping
was offset by the late arrival of underground infrastructure components and a delay in the river diversion construction
at the Kalimva open pit.
2025 compared to 2024
Gold production in 2025 was 2% lower compared to 2024,
mainly due to lower throughput and slightly lower grades
processed.
COS/oz7 and TCC/oz6 in 2025 increased by 17%
and 21%, respectively, compared to 2024, mainly due to
lower grades processed as well as higher royalties driven
by the higher realized gold price6. For 2025, AISC/oz6 was
19% higher compared to 2024, reflecting both higher TCC/
oz6 and minesite sustaining capital expenditures6.
Capital expenditures in 2025 were 21% higher
compared to 2024 due to higher project capital
expenditures6 linked to the Pamao in-pit TSF and additional
drilling on the ARK project. Higher minesite sustaining
capital expenditures6 were driven by higher capitalized

BARRICK YEAR-END 2025	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
waste stripping and additional spend on underground
equipment.
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	303	310 - 340
Cost of sales[7] ($/oz)	1,568	1,280 - 1,380
Total cash costs[6] ($/oz)	1,099	940 - 1,020
All-in sustaining costs[6] ($/oz)	1,337	1,130 - 1,230
Gold production in 2025 ended marginally below the
guidance range, primarily driven by lower grades processed
than planned.  All cost metrics were above the guidance
ranges primarily as a result of the lower than planned
production and were also impacted by higher royalties from
the higher realized gold price6. Our cost guidance for 2025
was based on a gold price assumption of $2,400/oz. Given
the actual realized gold price6 was considerably higher at
$3,501/oz, the cost guidance ranges for Kibali need to be
increased by $65/oz to provide a more meaningful
comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,345 to
$1,445, TCC/oz6 of $1,005 to $1,085 and AISC/oz6 of
$1,195 to $1,295.

BARRICK YEAR-END 2025	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
North Mara (84% basis)a, Tanzania
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Total tonnes mined (000s)	4,297	4,189	3%	15,600	17,183	(9)%	16,547
Open pit ore	17	0	100%	1,562	3,282	(52)%	1,400
Open pit waste	3,845	3,721	3%	12,362	12,319	0%	13,610
Underground	435	468	(7)%	1,676	1,582	6%	1,537
Average grade (grams/tonne)
Open pit mined	1.01	n/a	n/a	1.98	1.96	1%	1.83
Underground mined	3.74	4.09	(9)%	3.83	4.07	(6)%	3.22
Processed	2.87	2.99	(4)%	3.14	3.31	(5)%	3.02
Ore tonnes processed (000s)	683	729	(6)%	2,781	2,772	0%	2,848
Recovery rate	90%	89%	1%	89%	90%	(1)%	92%
Gold produced (000s oz)	56	64	(13)%	249	265	(6)%	253
Gold sold (000s oz)	56	72	(22)%	246	263	(6)%	254
Revenue ($ millions)	234	260	(10)%	860	647	33%	497
Cost of sales ($ millions)	91	108	(16)%	356	332	7%	306
Income ($ millions)	129	149	(13)%	475	267	78%	139
EBITDA ($ millions)[b,c]	150	178	(16)%	559	337	66%	203
EBITDA margin[d]	64%	68%	(6)%	65%	52%	25%	41%
Capital expenditures ($ millions)	56	41	37%	174	136	28%	176
Minesite sustaining[b]	17	13	31%	57	71	(20)%	95
Project[b]	39	28	39%	117	65	80%	81
COS ($/oz)	1,640	1,497	10%	1,449	1,266	14%	1,206
TCC ($/oz)[b]	1,237	1,069	16%	1,085	989	10%	944
AISC ($/oz)[b]	1,546	1,268	22%	1,333	1,274	5%	1,335
a.Barrick owns 84% of North Mara, with the GoT owning 16%.  North Mara is accounted for as a subsidiary with a 16% non-controlling interest on the basis that
Barrick controls the asset.  The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $21 million and $84 million for Q4 2025 and 2025, respectively (Q3 2025: $29 million,
2024: $70 million, 2023: $64 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	0	0	0
LTIFR[8]	0.00	0.00	0.00	0.00
TRIFR[8]	0.32	0.00	0.32	0.35
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
In Q4 2025, gold production was 13% lower than Q3 2025
mainly due to lower throughput and lower grades, slightly
offset by higher recovery.
COS/oz7 and TCC/oz6 in Q4 2025 were 10% and
16% higher, respectively, than Q3 2025, resulting from
lower grades processed, higher underground mining costs,
and increased royalties from the higher realized gold price6.
AISC/oz6 in Q4 2025 was 22% higher than Q3 2025,
reflecting both higher TCC/oz6 and minesite sustaining
capital expenditures6.
Capital expenditures in Q4 2025 increased by 37%
compared to Q3 2025, driven by higher project capital
expenditures6 mainly related to the new underground
decline.  This was combined with higher minesite sustaining
capital expenditures6 due to higher spend on the purchase
of underground loaders in line with our fleet replacement
schedule, and a new Battery Energy Storage System to
further optimize the power supply and cost base.
2025 compared to 2024
In 2025, gold production was 6% lower than 2024 due to
lower grades processed from the underground and slightly
lower recovery, as per the mine plan.
COS/oz7 and TCC/oz6 in 2025 were 14% and 10%
higher, respectively, than 2024, mainly reflecting higher
royalties from the higher realized gold price6 and the impact of lower grades processed.  AISC/oz6 was 5% higher than
2024, primarily due to higher TCC/oz6, partially offset by
lower minesite sustaining capital expenditures6.
In 2025, capital expenditures increased by 28%
compared to 2024 driven by higher project capital
expenditures6 mainly due to the completion of the paste
plant and Gokona pre-stripping cutback, partially offset by
lower minesite sustaining capital expenditures6, reflecting
lower capitalized waste stripping.

BARRICK YEAR-END 2025	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	249	230 - 260
Cost of sales[7] ($/oz)	1,449	1,370 - 1,470
Total cash costs[6] ($/oz)	1,085	1,020 - 1,100
All-in sustaining costs[6] ($/oz)	1,333	1,400 - 1,500
Gold production in 2025 ended in the upper half of the
guidance range, reflecting the successful delivery of the
mine plan committed to at the start of the year. All cost
metrics were within the original guidance ranges,
notwithstanding being impacted by higher royalties from the
higher realized gold price6. Our cost guidance for 2025 was
based on a gold price assumption of $2,400/oz. Given the
actual realized gold price6 was considerably higher at
$3,501/oz, the cost guidance ranges for North Mara need to
be increased by $85/oz to provide a more meaningful
comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,455 to
$1,555, TCC/oz6 of $1,105 to $1,185 and AISC/oz6 of
$1,485 to $1,585. On this basis, North Mara delivered lower
costs than guidance.

BARRICK YEAR-END 2025	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Bulyanhulu (84% basis)a, Tanzania
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Underground tonnes mined (000s)	356	416	(14)%	1,453	1,252	16%	1,217
Average grade (grams/tonne)
Underground mined	5.44	4.95	10%	5.23	5.79	(10)%	6.56
Processed	5.71	4.87	17%	5.29	5.69	(7)%	6.64
Ore tonnes processed (000s)	224	255	(12)%	947	983	(4)%	880
Recovery rate	97%	94%	3%	95%	93%	2%	96%
Gold produced (000s oz)	40	38	5%	153	168	(9)%	180
Gold sold (000s oz)	39	40	(3)%	148	165	(10)%	180
Revenue ($ millions)	175	144	22%	554	416	33%	371
Cost of sales ($ millions)	74	73	1%	265	250	6%	237
Income ($ millions)	98	69	42%	281	162	73%	123
EBITDA ($ millions)[b,c]	113	84	35%	336	215	56%	175
EBITDA margin[d]	65%	58%	12%	61%	52%	17%	47%
Capital expenditures ($ millions)	41	32	28%	144	114	26%	89
Minesite sustaining[b]	17	18	(6)%	80	57	40%	55
Project[b]	24	14	71%	64	57	12%	34
COS ($/oz)	1,885	1,817	4%	1,789	1,509	19%	1,312
TCC ($/oz)[b]	1,262	1,334	(5)%	1,253	1,070	17%	920
AISC ($/oz)[b]	1,694	1,790	(5)%	1,795	1,420	26%	1,231
a.Barrick owns 84% of Bulyanhulu, with the GoT owning 16%.  Bulyanhulu is accounted for as a subsidiary with a 16% non-controlling interest on the basis that
Barrick controls the asset.  The results in the table and the discussion that follows are based on our 84% share.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.EBITDA represents income less depreciation.  Depreciation expense is $15 million and $55 million for Q4 2025 and 2025, respectively (Q3 2025: $15 million,
2024: $53 million, 2023: $52 million).
d.Represents EBITDA divided by revenue.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	1	0	1	0
LTIFR[8]	0.48	0.00	0.12	0.00
TRIFR[8]	2.88	0.48	1.34	1.76
Class 1[9] environmental incidents	0	0	0	0
On October 21, 2025, a fatal incident occurred in the
underground operations resulting in the loss of an
employee. Please refer to page 15 for further details.
Financial Results
Q4 2025 compared to Q3 2025
In Q4 2025, gold production was 5% higher than Q3 2025,
primarily reflecting higher grades processed and higher
recovery, slightly offset by lower throughput.
COS/oz7 in Q4 2025 increased by 4%, due to
higher depreciation expense, partially offset by lower TCC/
oz6. TCC/oz6 was 5% lower primarily due to higher grades
processed, slightly offset by higher royalties from the higher realized gold price6.  AISC/oz6 in Q4 2025 was 5% lower
than Q3 2025, mainly as a result of lower TCC/oz6  and
lower minesite sustaining capital expenditures6.
Capital expenditures in Q4 2025 were 28% higher
than Q3 2025, mainly due to higher project capital
expenditures6 relating to the Upper West decline.
2025 compared to 2024
In 2025, gold production was 9% lower than 2024 as we
mined in lower grade areas of the mine and continued to
prioritize underground development in higher grade zones,
partially offset by higher recovery.
COS/oz7 and TCC/oz6 in 2025 were 19% and 17%
higher, respectively, than 2024, reflecting higher royalties from the higher realized gold price6, combined with lower
grades processed and higher mining costs driven by higher
labour and power costs as we go deeper in the mine. AISC/
oz6 was 26% higher than 2024 due to both increased TCC/
oz6 and minesite sustaining capital expenditures6.
In 2025, capital expenditures increased by 26%
compared to 2024, reflecting higher minesite sustaining
capital expenditures6 related to a significant step up in
underground development, combined with increased project
capital expenditures6 mainly due to the Upper West decline.
2025 compared to Guidance

	2025 Actual	2025 Guidance
Gold produced (000s oz)	153	150 - 180
Cost of sales[7] ($/oz)	1,789	1,470 - 1,570
Total cash costs[6] ($/oz)	1,253	1,010 - 1,090
All-in sustaining costs[6] ($/oz)	1,795	1,540 - 1,640
Gold production in 2025 ended within the guidance range,
albeit closer to the low end of the range.  All cost metrics ended above the cost guidance mainly driven by higher
royalties from the higher realized gold price6 and lower

BARRICK YEAR-END 2025	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
grades mined and processed. Our cost guidance for 2025
was based on a gold price assumption of $2,400/oz. Given
the actual realized gold price6 was considerably higher at
$3,501/oz, the cost guidance ranges for Bulyanhulu need to
be increased by $85/oz to provide a more meaningful
comparison. After adjusting for the realized gold price6, the guidance ranges are as follows: COS/oz7 of $1,555 to
$1,655, TCC/oz6 of $1,095 to $1,175 and AISC/oz6 of
$1,625 to $1,725. The actual cost metrics for 2025 were
higher than the price adjusted ranges due to the lower than
planned production as explained above.

BARRICK YEAR-END 2025	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Gold

Summary of Operating and Financial Data						For the three months ended
	12/31/25					9/30/25
	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	24	1,972	127	279	3	27	2,010	664	935	6
Veladero (50%)	48	1,526	886	1,915	56	49	1,352	787	1,498	35
Tongon (89.7%)[c]	18	2,648	2,659	2,844	4	32	1,787	1,605	1,692	9
Hemlo[d]	26	1,738	1,707	1,976	8	27	2,145	1,874	2,417	14
Porgera (24.5%)	24	1,608	1,180	1,865	17	24	1,599	1,200	1,594	9
Loulo-Gounkoto[e]	11	4,151	1,448	1,448	—	—	—	—	—	—

						For the years ended
	12/31/25					12/31/24
	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]	Gold produced (000s oz)	COS ($/oz)	TCC ($/oz)[a]	AISC ($/oz)[a]	Capital Expend- itures[b]
Phoenix (61.5%)	109	1,921	653	920	23	127	1,687	765	1,031	26
Veladero (50%)	230	1,286	785	1,450	180	252	1,254	905	1,334	139
Tongon (89.7%)[c]	106	2,200	2,049	2,203	20	148	1,903	1,670	1,867	20
Hemlo[d]	123	1,854	1,618	1,936	39	143	1,754	1,483	1,769	38
Porgera (24.5%)	92	1,553	1,184	1,630	44	46	1,423	1,073	1,666	72
Loulo-Gounkoto[e]	29	4,271	1,449	1,603	18	578	1,218	828	1,304	307
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures.  Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million.  The transaction closed on December 1, 2025.  Accordingly, operating and financial results provided are up to the closing date, and no commentary for Q4 2025 was provided.
d.On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on November 26, 2025.  Accordingly, operating and financial results provided are up to the closing date, and no commentary for Q4 2025 was provided.
e.As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025.  On November 24, 2025, Barrick announced that an agreement had been entered into with the
Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.
Phoenix (61.5%)
Gold production for Phoenix in Q4 2025 was 11% lower
than Q3 2025 owing to lower recoveries related to
geochemistry following the increased material mined from
Fortitude during Q4 2025.
COS/oz7 and TCC/oz6 in Q4 2025 were 2% and
81% lower, respectively, than Q3 2025. The improvement in
COS/oz7 was mainly due to improved mining efficiencies.
In addition to this, TCC/oz6 was significantly impacted by
higher copper and silver by-product cost allocations.  In Q4
2025, AISC/oz6 decreased by 70% compared to Q3 2025,
due to lower TCC/oz6 and lower minesite sustaining capital
expenditures6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	109	85 - 105
Cost of sales[7] ($/oz)	1,921	2,070 - 2,170
Total cash costs[6] ($/oz)	653	890 - 970
All-in sustaining costs[6] ($/oz)	920	1,240 - 1,340
Compared to our 2025 outlook, gold production
exceeded guidance, driven by improved grades and
recovery. COS/oz7, TCC/oz6 and AISC/oz6 were below the
guidance ranges driven mainly by higher than expected by-
product cost allocations.
Veladero (50%), Argentina
Gold production for Veladero in Q4 2025 was 2% lower
than Q3 2025 driven by a decrease in recoverable ounces
placed on the leach pad due to the planned mine sequence.
COS/oz7 and TCC/oz6 in Q4 2025 were both 13% higher,
mainly due to higher shovel maintenance costs and the
impact of higher royalties from the higher realized gold
price6. In Q4 2025, AISC/oz6 increased by 28% compared
to Q3 2025, due to both higher minesite sustaining capital
expenditures6 and TCC/oz6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	230	190 - 220
Cost of sales[7] ($/oz)	1,286	1,390 - 1,490
Total cash costs[6] ($/oz)	785	890 - 970
All-in sustaining costs[6] ($/oz)	1,450	1,570 - 1,670
Gold production for the full year 2025 was above
the guidance range driven by additional recoverable ounces
placed and higher ounces contributed by phase 1-5 of the
leach facility. All cost metrics were below the guidance
ranges as a result of the higher production, notwithstanding the impact of higher royalties from the higher realized gold price6.

BARRICK YEAR-END 2025	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Porgera (24.5%), Papua New Guinea
Gold production in Q4 2025 was in line with Q3 2025. COS/
oz7 was 1% higher  than Q3 2025 due to increased
depreciation, partially offset by lower TCC/oz6.  TCC/oz6
was 2% lower due to lower processing and underground
mining cost. AISC/oz6 increased by 17% compared to Q3
2025 reflecting higher minesite sustaining capital
expenditures6, slightly offset by lower TCC/oz6.

	2025 Actual	2025 Guidance
Gold produced (000s oz)	92	70 - 95
Cost of sales[7] ($/oz)	1,553	1,510 - 1,610
Total cash costs[6] ($/oz)	1,184	1,210 - 1,290
All-in sustaining costs[6] ($/oz)	1,630	1,770 - 1,870
Gold production in 2025 was at the higher end of
the guidance range. COS/oz7 was within the guidance
range.  TCC/oz6 and AISC/oz6 were lower than the
guidance ranges mainly driven by the higher production,
notwithstanding the impact of higher royalties from the
higher realized gold price6.
Loulo-Gounkoto (80%), Mali
On January 14, 2025, Loulo-Gounkoto temporarily
suspended operations following an ongoing dispute over
the existing mining Conventions. On June 16, 2025 the
Bamako Commercial Tribunal placed Loulo-Gounkoto
under a temporary provisional administration.  While Barrick retained its 80% legal ownership of the mine, operational
control was transferred to an external administrator.  As a
result of this loss of control event, in Q2 2025 the assets, liabilities and non-controlling interest of Loulo-Gounkoto
were deconsolidated and derecognized and an investment
recognized at fair value. On November 24, 2025, Barrick
announced that an agreement had been entered into with
the Government of the Republic of Mali to put an end to all
disputes regarding the Loulo and Gounkoto mines. The
provisional administration of the Loulo-Gounkoto complex
was terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management.  This was accounted for as a
business acquisition in Q4 2025 where the investment was
derecognized and the assets, liabilities and non-controlling interest of Loulo-Gounkoto were consolidated from this date
again.  Refer to notes 4, 35 and 36 of the Financial
Statements for further information.
During 2025, Loulo-Gounkoto produced 18
thousand ounces of gold in early January before operations
were suspended and 11 thousand ounces of gold in
December after the provisional administration was
terminated and operations restarted under Barrick control.
This brings full year production to 29 thousand ounces and
full year sales to 91 thousand ounces (this includes the sale of the gold that was produced in late 2024 that was subject
to an attachment order issued on January 2, 2025 and
returned to the mine following the end of the provisional
administration period).  COS/oz7 for Q4 2025 and 2025
were $4,151 and $4,271, respectively, as it includes the
impact of the fair value increment on inventory resulting
from the purchase price allocation when we regained
control of the mine.  TCC/oz6 and AISC/oz6, which excludes
the impact of the fair value increment of $2,486/oz, were
both $1,448 for Q4 2025 and $1,449 and $1,603 for 2025,
respectively.

BARRICK YEAR-END 2025	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Lumwana (100%), Zambia
Summary of Operating and Financial Data

	For the three months ended			For the years ended
	12/31/25	9/30/25	Change	12/31/25	12/31/24	Change	12/31/23
Open pit tonnes mined (000s)	32,205	41,678	(23)%	141,674	140,866	1%	113,633
Open pit ore	8,343	10,505	(21)%	32,519	26,064	25%	26,030
Open pit waste	23,862	31,173	(23)%	109,155	114,802	(5)%	87,603
Average grade (grams/tonne)
Open pit mined	0.56%	0.58%	(3)%	0.59%	0.55%	7%	0.51%
Processed	0.65%	0.66%	(2)%	0.64%	0.53%	21%	0.49%
Tonnes processed (000s)	7,029	6,392	10%	25,740	25,783	0%	26,797
Recovery rate	91%	92%	(1)%	92%	90%	2%	89%
Copper produced (kt)	42	38	11%	151	123	23%	118
Copper sold (kt)	47	37	27%	157	109	44%	113
Revenue ($ millions)	520	322	61%	1,487	855	74%	795
Cost of sales ($ millions)	282	193	46%	877	704	25%	723
Income ($ millions)	233	124	88%	596	135	341%	37
EBITDA ($ millions)[a,b]	322	192	68%	882	379	133%	294
EBITDA margin[c]	62%	60%	3%	59%	44%	34%	37%
Capital expenditures ($ millions)[d]	268	200	34%	689	469	47%	306
Minesite sustaining[a]	92	78	18%	298	312	(4)%	223
Project[a]	173	119	45%	384	157	145%	83
COS ($/lb)	2.76	2.32	19%	2.54	2.94	(14)%	2.91
C1 cash costs ($/lb)[a]	1.97	1.68	17%	1.86	2.23	(17)%	2.29
AISC ($/lb)[a]	3.24	2.93	11%	3.05	3.85	(21)%	3.48
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.EBITDA represents income less depreciation.  Depreciation expense is $89 million and $286 million for Q4 2025 and 2025, respectively (Q3 2025: $68 million,
2024: $244 million, 2023: $257 million).
c.Represents EBITDA divided by revenue.
d.Includes capitalized interest.
Safety and Environment

For the three months ended			For the year ended
	12/31/25	9/30/25	12/31/25	12/31/24
LTI	0	1	2	3
LTIFR[8]	0.00	0.19	0.10	0.19
TRIFR[8]	0.82	0.56	0.44	0.37
Class 1[9] environmental incidents	0	0	0	0
Financial Results
Q4 2025 compared to Q3 2025
Copper production in Q4 2025 was 11% higher than Q3
2025 primarily due to higher throughput, partially offset by slightly lower grades processed and recoveries.
COS/lb7 and C1 cash costs/lb6 were 19% and 17%
higher, respectively, than Q3 2025 primarily due to higher
mining maintenance costs due to lower fleet availabilities
from premature failures as well as higher power costs. In
Q4 2025, AISC/lb6 increased by 11% compared to Q3 2025,
primarily driven by the higher C1 cash costs/lb6 mentioned
above, as well as higher minesite sustaining capital
expenditures6, partially offset by the increase in sales
volumes.
Capital expenditures were 34% higher compared
to Q3 2025 due to an increase in both project and minesite
capital expenditures6. Project capital expenditures6
increased by 45% primarily reflecting down payments on
the mobile fleet as well as payments on awarded civil
engineering and procurement packages for the Lumwana
Super Pit Expansion project. The increase in minesite
sustaining capital expenditures6 of 18% was primarily
related to rebuilds.
2025 compared to 2024
In 2025, copper production increased by 23% compared to
2024, primarily due to higher grades processed and higher
recoveries. Production of 151kt represents Lumwana’s
highest ever annual production in the mine’s history.
In 2025, COS/lb7 and C1 cash costs/lb6 were 14%
and 17% lower, respectively, than 2024 due to higher
grades processed and higher capitalized waste stripping.
AISC/lb6 in 2025 decreased by 21% compared to 2024,
mainly due to both lower minesite sustaining capital
expenditures6 and C1 cash costs/lb6.
In 2025, capital expenditures increased by 47%
compared to 2024 due to higher project capital
expenditures6 on the Super Pit Expansion project, as it
entered into its first full year of execution. This is expected to further increase as we advance through 2026 with higher
anticipated spend as more packages are executed and the
fleet readiness continues to grow. Refer to the Future
Growth section on page 45 for more details.

BARRICK YEAR-END 2025	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
2025 compared to Guidance

	2025 Actual	2025 Guidance
Copper produced (M lbs)	151	125 - 155
Cost of sales[7] ($/lb)	2.54	2.30 - 2.60
C1 cash costs[6] ($/lb)	1.86	1.60 - 1.90
All-in sustaining costs[6] ($/lb)	3.05	2.80 - 3.10
Copper production in 2025 ended at the top end of the
guidance range.  All cost metrics were also within guidance
ranges despite higher power costs as the mine continues to
drive cost-effective delivery of its mine plan.

BARRICK YEAR-END 2025	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Other Mines - Copper

Summary of Operating and Financial Data						For the three months ended
	12/31/25					9/30/25
	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]
Zaldívar (50%)	12	6.33	5.17	6.03	25	9	5.02	3.80	4.82	16
Jabal Sayid (50%)	8	2.21	0.94	1.20	7	8	2.08	1.47	1.65	6

						For the years ended
	12/31/25					12/31/24
	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]	Copper production (kt)	COS ($/lb)	C1 cash costs ($/lb)[a]	AISC ($/lb)[a]	Capital Expend- itures[b]
Zaldívar (50%)	37	5.14	3.98	4.75	61	40	4.09	3.04	3.58	42
Jabal Sayid (50%)	32	2.09	1.28	1.46	21	32	1.77	1.37	1.56	19
a.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
b.Includes both minesite sustaining and project capital expenditures6.  Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
Zaldívar (50% basis), Chile
Copper production for Zaldívar in Q4 2025 was 33% higher
than Q3 2025 driven by higher grades processed. COS/lb7
and C1 cash costs/lb6 in Q4 2025 were 26% and 36%
higher, respectively, than Q3 2025 driven by an inventory
write-down in Q4. AISC/lb6 was in line with Q3 2025.

	2025 Actual	2025 Guidance
Copper produced (kt)	37	40 - 45
Cost of sales[7] ($/lb)	5.14	3.60 - 3.90
C1 cash costs[6] ($/lb)	3.98	2.70 - 3.00
All-in sustaining costs[6] ($/lb)	4.75	3.50 - 3.80
Copper production in 2025 was lower than the
guidance range driven by lower throughput and recovery
resulting from unplanned maintenance and less soluble ore
than expected.  All cost metrics were above the guidance
ranges driven by the lower production and higher
processing costs.
Our investment in this asset, of which we are not
the operator, continues to be a non-core part of our
portfolio.
Jabal Sayid (50% basis), Saudi Arabia
Jabal Sayid's copper production in Q4 2025 was in line with
Q3 2025. COS/lb7 in Q4 2025 was 6% higher than Q3 2025
mainly due to higher depreciation expense, partially offset
by lower C1 cash costs/lb6.  C1 cash costs/lb6 were 36%
lower mainly due to the impact of increased gold by-product
cost allocations as well as decreased treatment and refining costs due to negotiating lower rates. AISC/lb6 was 27%
lower than Q3 2025, mainly due to lower C1 cash costs/lb6,
slightly offset by marginally higher minesite sustaining
capital expenditures6.

	2025 Actual	2025 Guidance
Copper produced (kt)	32	25 - 35
Cost of sales[7] ($/lb)	2.09	2.00 - 2.30
C1 cash costs[6] ($/lb)	1.28	1.60 - 1.90
All-in sustaining costs[6] ($/lb)	1.46	1.80 - 2.10
Copper production in 2025 was in the upper half of the
guidance range. COS/lb7 was at the low end of the
guidance range, while  C1 cash costs/lb6 and AISC/lb6 were
below the guidance ranges due to higher gold by-product
cost allocations as well as decreased treatment and refining costs resulting from negotiating lower rates.

BARRICK YEAR-END 2025	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Future Growth

Fourmile, Nevada, USA16
Fourmile is a 100% owned Barrick asset in Nevada, located
adjacent to Goldrush, that has the potential to be a
standalone Tier One Gold Asset1. Ongoing PFS studies
point to the potential for significant resource growth. For the second consecutive year, Fourmile has successfully
doubled its declared mineral resource ounces to 2.6 million
ounces indicated (4.6Mt at 17.59g/t) and 13 million ounces
inferred (25Mt at 16.9g/t). This reflects the ongoing
commitment to aggressively grow Fourmile in support of a
PFS expected to be completed in 2028.
The resource update reflects a successful year of
drilling where a fleet of up to 16 deep diamond core drill rigs achieved 71.4km of drilling across the Fourmile asset. The
drilling combined resource definition drilling, extensional
step outs and satellite exploration targeting to support
growth in the overall known mineralization while also
building the resource conversion pipeline. Of particular note are drill holes including FM25-291D which intersected 3.7
meters at 34.47 g/t, 8.3 meters at 20.56 g/t and 3.5 meters
at 15.24 g/t which extended the known ore zone of Dorothy
by 150 meters from prior drill intercepts. A further
intersection 200 meters to the north of Dorothy in
FM25-300D intersected 16.0 meters at 38.35 g/t unlocking
the potential for mineralization along a 1 kilometer corridor below the Mill Canyon stock to the north. Additionally, deep holes targeting the Lower Rose Stem area (now dubbed
Charlie) including FM25-321D, 26.9 meters at 33.71 g/t and
10.7 meters at 5.15 g/t as well as FM25-314D, 21.4 meters
at 12.74 g/t were able to confirm mineralization more than
300m further down dip than prior intercepts.
In previous years, drilling at Fourmile has paused
over the winter months with drilling recommencing in the
spring once snow has been cleared and access regained.
However, in 2025 considerable efforts have been made to
establish additional drill pads in the lower elevation areas, and develop other substantive controls to enable safe
drilling operations through the winter months.
Fourmile continues to progress the planning of the
dedicated decline access from twin surface portals located
in Crescent Valley. Key infrastructure items such as
workshop, offices and change house facilities will be
located on previously disturbed land within the Cortez
footprint simplifying permitting and creating flexibility in construction timelines. Development is on track to begin in
late 2026.
As previously disclosed, Barrick anticipates
Fourmile will be incorporated into the NGM joint venture, at fair market value, if certain criteria are met following the completion of drilling and the requisite independent
feasibility.  Across drilling and studies activities, we spent
$91 million in 2025 (including $31 million in Q4 2025).
2026 is expected to be a critical year for Fourmile
with an anticipated drilling spend of $150 to $160 million
together with $20 million of spend on studies work (both
expensed) and $70 million on construction and decline
commencement (capital). This phase of the project has
been approved with an estimated total cost of $330 to $430
million extending through mid-2029.
Goldrush Project, Nevada, USA17,18
Goldrush, which is included within Cortez, is expected to be a long-life underground mine with anticipated annual
production in excess of 400,000 ounces of gold per year
(100% basis) once in full production by 2028.
In Q4 2025, execution planning continued for key
infrastructure projects. Construction contracts for the
second surface ventilation raise are in progress and site
earthworks were completed to prepare for mobilization of
the shaft sinking contractor in Q1 2026. Ventilation
modeling was finalized to confirm immediate ventilation
requirements, including fan selection and layout for the
second ventilation raise. Preliminary engineering for the
paste plant advanced to define plant layout and
configuration. Laboratory material testing is nearing
completion to define paste backfill makeup and cement
content necessary to satisfy backfill requirements. The
paste plant preliminary design report will be finalized in Q1
2026 and a contract for detailed engineering will be
awarded.
Surface dewatering continued in Horse Canyon as
the third of three wells planned in 2025 was commissioned.
Mine dewatering is on track, with the next wells planned for
2027. The surface shotcrete plant equipment was received
at site and foundation construction began. Remaining plant
erection and commissioning will occur in Q1 2026.
As of December 31, 2025, project spend was $490
million on a 100% basis (including $17 million in Q4 2025)
inclusive of the exploration declines. This capital spent to date, together with the remaining expected pre-production
capital, is still anticipated to be near the approximate $1
billion initial capital estimate for the Goldrush project (100%
basis).
Along the northeastern edge of Goldrush in the
southern KB area, new results from surface drilling returned
60 meters at 23.12 g/t, including 21 meters at 40.55 g/t in a breccia (GRC-25001A).  A follow up hole (GRC-25002)
returned 11 meters at 17.44 g/t of disseminated
mineralization and 6.1 meters at 37.25 g/t, 4.6 meters at
29.2 g/t and 4.6 meters at 23 g/t in a silicified breccia.  The latter is consistent with the Fourmile high-grade breccia
located 1.5 km to the north. Previous wide spaced drilling
confirms continuity between the two deposits but the area
below the northern third of the Goldrush deposit is largely
untested.  Applying the lessons learned at Fourmile, both
surface and underground exploration drilling will ramp up in
2026 to evaluate this new opportunity.
Ren, Nevada, USA19
Ren is a new ore deposit at Goldstrike Underground and a
key expansion project at Carlin. Located north of Goldstrike
Underground’s Meikle and Banshee deposits, Ren is
anticipated to produce an average of 140,000 ounces per
year (contained ounces, 100% basis) once in full production
in 2027.
To develop the deposit, the existing exploration
drift has been duplicated, allowing for increased ventilation and secondary egress into the working area. Additional
exploration drilling platforms have been constructed from
the duplicate drift to support further drilling for both existing resource conversion and further deposit growth.
To support production mining of the deposit, an
additional set of twin declines will be driven from the Betze-
Post West Barrel open pit layback, extending to the north
with the intent to provide life of mine ventilation and a direct

BARRICK YEAR-END 2025	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
path for material to be hauled and hoisted out via the
existing Meikle Headframe. To complete the project, a
seven-meter finished diameter ventilation shaft will be sunk
550 meters to serve as an exhaust raise and utility conduit
for mining the orebody.
During Q4 2025, rehabilitation of the existing
exploration drift to support ventilation and utilities continued
albeit at a slower rate as a result of less favorable ground conditions. Rehabilitation is expected to finish early in Q1
2026.  Work at the West Barrel declines is continuing with
completion of key surface infrastructure to support decline
development beginning in Q1 2026. Mechanical completion
was achieved for the shotcrete plant and building erection is in progress for the equipment maintenance shop. The Ren
ventilation shaft pre-sinking work scope is advancing on
plan to facilitate transition to production sinking in late Q1
2026. Shaft excavation is nearly complete to pre-sink target depth while site sinking facility construction and galloway
erection is nearing completion.
As of December 31, 2025, project spend was $167
million (including $29 million in Q4 2025) out of an
estimated capital cost of $410 to $470 million (100% basis).
Pueblo Viejo Expansion, Dominican Republic20
The Pueblo Viejo life of mine expansion continues to focus
on housing, resettlement, and the Naranjo TSF. Detailed
engineering for the TWMS is now complete, with permits
expected in H1 of 2026 while the permitting package for the
starter dam will be submitted within Q1 2026. Critical water projects are advancing well with the new effluent treatment
plant engineering at 85% complete and the construction
contract awarded, while engineering for the Reverse
Osmosis Plant and the new water supply to Dos Palmas
community has been tendered, with plans to award in Q1
2026. The dam access road is now in use and the TWMS
enabling works underway with pad construction and
additional roads. The Diorite Crushing pad is on track to
allow the new construction contractor to begin foundation
works in Q1 2026 and the Metso Crusher components have
now begun to ship.
The housing project at Pueblo Viejo continues with
over 600 homes constructed and more than 300 families
now resettled. All focus is on completing the remaining 80
houses along with advancing the church and polytechnical
school design.  70% of resettlement packages have now
been accepted, with the public utility decree issued and full support from authorities to work with all individuals and
avoid delays to the project.
As at December 31, 2025, total project spend was
$1,229 million (including $43 million in Q4 2025) on a 100%
basis. The estimated capital cost of the plant expansion and mine life extension project remains approximately $2.6
billion (100% basis).
Veladero Phase 8 Leach Pad, Argentina
The construction of the Phase 8 leach pad will be executed
in three phases which are named 8A, 8B and 8C. Phase 8A
has been completed. Phase 8B was approved in Q3 2025,
with activities and related spend progressing as planned.
The phased execution of the project provides flexibility to
align future stages with economic conditions and the
applicable regulatory framework. Construction of the project includes cutting, filling, sub-drainage and monitoring, leak collection and recirculation, impermeabilization, as well as pregnant leaching solution collection.
Overall, the total Phase 8 leach pad project spend
at December 31, 2025 was $90 million ($22 million in Q4
2025) out of an estimated capital cost of $250-$260 million
(100% basis).
Reko Diq Project, Pakistan21
At the end of 2024, Barrick completed an updated feasibility study for the project and added 7.3 million tonnes of copper and 13 million ounces of attributable gold in probable
reserves as at December 31, 202422. Once fully
commissioned, the Reko Diq project is projected to deliver
240,000 tonnes of copper production and 297,000 ounces
of gold per year during Phase 1 increasing to 460,000
tonnes of copper and 520,000 ounces of gold during the
first ten years of Phase 2 (100% basis). These forward-
looking estimates are based on an increased 45Mtpa
process plant throughput in Phase 1 (from the original
40Mtpa) and 90Mtpa (from the original 80Mtpa) in Phase 2,
following the grind size optimization work undertaken as
part of the feasibility study.
In light of the recent escalation of security risks
and increase in the number of security incidents in the
Province of Balochistan, the Company is undertaking a
review of all aspects of the Reko Diq project, including with respect to the project’s security arrangements, development
timetable and capital budget.  This review will begin
immediately and an update will be provided when the
review has been completed.
Capital expenditures commenced in Q2 2024, with
total capitalized spend to date of $849 million (including
$213 million in Q4 2025) (100% basis). Capitalized spend in
2025 was $721 million.
Kibali Solar Project, DRC
This project entails the design, supply and installation of a
16 MW photovoltaic solar farm with a 15 MW battery energy
storage system to complement the existing hydroelectric
power stations raising the renewable component of the
mine’s energy mix from 81% to 85%. The completion of this
project is projected to deliver a 53% reduction in fuel
consumption in the power plant. During Q4 2025, we
completed the power management system integration
which enabled the solar photovoltaic field to inject
7,715MWh into the Kibali grid. Power management system
optimization is still ongoing to ensure that the supply and
system integration remains stable and the full utilization of the benefits provided by the solar project is realized. As at
December 31, 2025, project spend was $45 million
(including $1 million in Q4 2025) out of an estimated capital cost of $55 million (100% basis).
Lumwana Super Pit Expansion, Zambia23
The Lumwana Super Pit Expansion is projected to deliver
240,000 tonnes of copper production per annum, from a
52Mtpa process plant expansion, with a mine life of more
than 30 years.
The project is tracking slightly ahead of schedule
with the target of first copper production during Q1 2028.
The main critical path for the process plant expansion is the mill building, where good progress was made during Q4
2025 with the completion of the raft foundation of the mill
building and commencement of the reinforcing steel and
shutter installation for the first civil plinths. The primary crusher soil remediation has been completed and we
expect the civil construction to commence on schedule in

BARRICK YEAR-END 2025	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Q1 2026. Long-lead equipment manufacturing is continuing
to make progress and procurement of future packages is
tracking on schedule with the award of key packages during
Q4 2025, including the structural steel packages for both
the wet and dry plant areas. The first crates of the mill
components have been shipped and are en route to site.
The building of the third phase of accommodation is
ongoing and made steady progress during Q4 2025. The
TSF design and reviews have been completed and the
construction of the first diversion channel for the expanded facility is currently in progress. All orders for the 2026
mining fleet expansion have been completed and deliveries
commenced during Q4 2025, with the PC7000 excavator
completed to 90% assembly progress.
Continued progress on the detailed engineering,
procurement and construction ensured that the total project
remains slightly ahead of schedule. We maintained the
focus on delivery of critical milestones in line with the
execution schedule. As at Q4 2025, we have spent $254
million, (including $106 million in Q4 2025). As at
December 31, 2025, the total spend on the expansion
project was $416 million with 2026 expected to be $750 to
$850 million. The total project capital cost (exclusive of
capitalized stripping) is expected to be $2 billion based on the approved feasibility study.
Exploration
The foundation of our exploration strategy is a deep
organizational understanding that discovery through
exploration is a long-term investment and the main value
driver for the business. Our exploration strategy has
multiple elements that all need to be in balance to deliver
on Barrick's business plan for growth and long-term
sustainability.
First, we seek to deliver projects of a short- to
medium-term nature that will drive improvements in mine
plans. Second, we seek to make new discoveries that add
to Barrick's Tier One Gold Asset1 portfolio. Third, we work to optimize the value of our major undeveloped projects and
finally, we seek to identify emerging third-party opportunities early in their value chain and secure them, where
appropriate.
During Q4 2025, Barrick’s exploration teams have
been active around all our operations, with strong results
returned from drilling across NGM in Nevada, as detailed
above under Fourmile and Goldrush of this section.
On other advanced projects, drilling at the ARK
target in Kibali during the quarter has extended the system
a further 300 meters downplunge, while in Reko Diq, the
team have identified additional, new porphyry systems.
In early-stage work, framework drilling continues at
the Norris property in Canada while we have also made
material progress this quarter at our projects in Peru, Saudi
Arabia and in the Copper Belt in Zambia and DRC.

BARRICK YEAR-END 2025	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
REVIEW OF FINANCIAL RESULTS

Revenue

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Gold
000s oz sold[a]	960	837	3,318	3,798	4,024
000s oz produced[a]	871	829	3,255	3,911	4,054
Market price ($/oz)	4,135	3,457	3,432	2,386	1,941
Realized price ($/oz)[b]	4,177	3,457	3,501	2,397	1,948
Revenue	5,353	3,748	15,147	11,820	10,350
Copper
000s tonnes sold[a]	67	52	224	177	185
000s tonnes produced[a]	62	55	220	195	191
Market price ($/lb)	5.03	4.44	4.51	4.15	3.85
Realized price ($/lb)[b]	5.42	4.39	4.72	4.15	3.85
Revenue	514	320	1,475	855	795
Other sales	130	80	334	247	252
Total revenue	5,997	4,148	16,956	12,922	11,397
a.On an attributable basis.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
Our 2025 gold production of 3.26 million ounces was within
the guidance range of  3.15 to 3.50 million ounces.  As
previously disclosed, this was towards the lower end of the
range mainly due to lower than planned production at Carlin
as production was impacted by a slower than planned
ramp-up of the Gold Quarry roaster and delayed access to
higher grade underground zones due to poor ground
conditions, together with an increase in higher grade ore
shipped from Cortez and processed at the Carlin roasters,
to the overall benefit of NGM.  Gold production was further
impacted by lower grades processed than planned at Kibali
and the divestiture of both Hemlo and Tongon during Q4
2025. Copper production of 220 thousand tonnes for 2025
was at the higher end of the guidance range of 200 to 230
thousand tonnes.
Q4 2025 compared to Q3 2025
In Q4 2025, gold revenues increased by 43% compared to
Q3 2025 primarily due to a higher realized gold price6,
combined with higher sales volume. The average realized
price for Q4 2025 was $4,177 per ounce versus $3,457 per
ounce for Q3 2025.  During Q4 2025, the gold price ranged
from $3,820 per ounce to an all-time nominal high of $4,550
per ounce and closed the quarter at $4,368 per ounce. Gold
prices in Q4 2025 continued to rise as a result of reductions in benchmark interest rates, geopolitical tensions, tariff
uncertainty and global economic concerns.
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Q4 2025 compared to Q3 2025
In Q4 2025, attributable gold production was 42 thousand
ounces higher than Q3 2025, primarily driven by a stronger
performance at NGM, mainly at Carlin due to higher
throughput and grades processed at both the roasters and
the autoclave; and at Turquoise Ridge due to higher grades
from the undergrounds; combined with the restart of
production at Loulo-Gounkoto after regaining control of the
mine. These impacts were partially offset by lower
production at Tongon and Hemlo (included in the “Other”
category above) as a result of the divestitures in Q4 2025.
Attributable gold sales were higher than attributable gold
production due to the sale of the reacquired gold from
Loulo-Gounkoto.
Copper revenues in Q4 2025 increased by 61%
compared to Q3 2025, primarily due to higher copper sales
volume, combined with a higher realized copper price6. The
average market price in Q4 2025 was $5.03 per pound
versus $4.44 per pound in Q3 2025. In Q4 2025, the
realized copper price6 was higher than the market copper
price due to the impact of positive provisional pricing
adjustments, whereas a negative provisional pricing
adjustment was recorded in Q3 2025. During Q4 2025, the
copper price ranged from $4.66 per pound to an all-time
nominal high of $5.88 per pound and closed the quarter at
$5.67 per pound. Copper prices in Q4 2025 were influenced
by a decline in the trade-weighted US dollar, supply
disruptions and tariff uncertainty.
Attributable copper production in Q4 2025 was
13% higher compared to Q3 2025 driven by higher
throughput at Lumwana.
2025 compared to 2024
In 2025, gold revenues increased by 28% compared to
2024, primarily due to a higher realized gold price6, partially offset by a decrease in sales volumes. The average market
gold price for 2025 was $3,432 per ounce compared to
$2,386 per ounce in 2024.

BARRICK YEAR-END 2025	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
In 2025, attributable gold production was 3,255
thousand ounces, or 656 thousand ounces lower than
2024, largely driven by the temporary suspension of
operations at Loulo-Gounkoto on January 14, 2025. Control
was subsequently regained on December 15, 2025. In
addition to this, lower underground grades were mined at
Carlin although this was partially offset by Cortez with more of the higher grade Cortez refractory ore being processed
at the Carlin roasters. A further driver of the decrease was the divestitures of Tongon and Hemlo (included in the
“Other” category) in Q4 2025. These unfavorable impacts
were  offset by increased production at Turquoise Ridge
due to higher underground tonnes mined and higher tonnes
processed.
ATTRIBUTABLE GOLD PRODUCTION VARIANCE (000s oz)
Year ended December 31, 2025
Copper revenues for 2025 were 73% higher compared to
2024 due to higher copper sales volume, combined with a
higher realized copper price6. For 2025, the realized copper price6 was higher than the market copper price due to the
impact of positive provisional pricing adjustments, whereas
the realized copper price6 was in line with the market
copper price in 2024.
Attributable copper production for 2025 was 25
thousand tonnes higher than 2024, mainly due to higher
grades processed and higher recoveries at Lumwana.
Production Costs

($ millions, except per ounce/pound data in dollars)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Gold
Site operating costs	1,623	1,157	5,056	5,068	4,917
Depreciation	503	384	1,588	1,641	1,756
Royalty expense	229	113	540	405	371
Mining and production taxes	55	29	132	78	98
Community relations	13	7	41	34	36
Cost of sales	2,423	1,690	7,357	7,226	7,178
COS ($/oz)[a]	1,904	1,562	1,697	1,442	1,334
TCC ($/oz)[b]	1,205	1,137	1,199	1,065	960
AISC ($/oz)[b]	1,581	1,538	1,637	1,484	1,335
Copper
Site operating costs	154	98	477	389	401
Depreciation	88	69	285	245	259
Royalty expense	37	25	108	67	62
Community relations	2	1	5	5	4
Cost of sales	281	193	875	706	726
COS ($/lb)[a]	3.37	2.68	2.91	2.99	2.90
C1 cash costs ($/lb)[b]	2.45	1.96	2.14	2.26	2.28
AISC ($/lb)[b]	3.61	3.14	3.20	3.45	3.21
a.Gold COS/oz is calculated as cost of sales across our gold operations
(excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using
Barrick’s ownership share).
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
Q4 2025 compared to Q3 2025
In Q4 2025, gold COS on a consolidated basis was 43%
higher compared to Q3 2025, primarily as a result of higher
sales volumes, combined with higher depreciation expense
and increased royalty expense as a result of a higher
realized gold price6. Our 45% interest in Kibali and 24.5%
interest in Porgera are equity accounted and therefore each
mine’s COS is excluded from our consolidated gold COS.
Our per ounce metrics, gold COS/oz7 and TCC/oz6,
includes our proportionate share of cost of sales at our
equity method investees, and were 22% and 6% higher,
respectively, than Q3 2025 primarily due to the inclusion of higher cost Loulo-Gounkoto ounces and increased sulfuric
acid consumption and prices at Carlin. This was combined
with higher royalties due to an increase in the realized gold price6 (impact approximately $45/oz). COS/oz7 was further
impacted as it includes the impact of the fair value
increment on inventory resulting from the purchase price
allocation when we regained control of Loulo-Gounkoto.
In Q4 2025, gold AISC/oz6 increased by 3%
compared to Q3 2025, primarily due to higher TCC/oz6 as
described above, partially offset by lower general and
administrative expenses, while minesite sustaining capital

BARRICK YEAR-END 2025	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
expenditures6 on a per ounce basis remained relatively
consistent with the prior quarter.
In Q4 2025, copper COS on a consolidated basis
was 46% higher than Q3 2025, primarily due to the impact
of higher copper sales volumes.  Our 50% interests in
Zaldívar and Jabal Sayid are equity accounted and
therefore we do not include their COS in our consolidated
copper COS. Our per pound metrics, copper COS/lb7 and
C1 cash costs/lb6 increased by 26% and 25%, respectively,
compared to Q3 2025 primarily due to higher costs at
Zaldívar and higher mining maintenance costs due to lower
fleet availabilities from premature failures as well as higher power costs at Lumwana.
In Q4 2025, copper AISC/lb6, which also includes
our proportionate share of equity method investees, was
15% higher than Q3 2025, primarily reflecting higher C1
cash costs/lb6, partially offset by lower minesite sustaining capital expenditures6 on a per pound basis.
2025 compared to 2024
In 2025, gold COS on a consolidated basis was 2% higher
than 2024 primarily due to increased royalties as a result of a higher realized gold price6, partially offset by the impact of lower sales volume. Our per ounce metrics, gold COS/oz7
and TCC/oz6, after including our proportionate share of
COS at our equity method investees (refer to explanation
above), were 18% and 13% higher, respectively, than 2024,
primarily due to lower production across the portfolio
(resulting in reduced fixed cost dilution), lower grades
processed at a number of operations, higher share-based
compensation and higher royalties (impact approximately
$55/oz) associated with the increase in the realized gold
price6.
In 2025, gold AISC/oz6 increased by 10%
compared to 2024 primarily due to higher TCC/oz6, partially
offset by lower minesite sustaining capital expenditures6.
In 2025, copper COS on a consolidated basis was
24% higher than 2024, primarily due to higher sales
volumes. Our 50% interests in Zaldívar and Jabal Sayid are
equity accounted and therefore we do not include their COS
in our consolidated copper COS. Copper COS/lb7 and C1
cash costs/lb6 were 3% and 5% lower, respectively,
compared to 2024, primarily due to higher grades
processed and higher capitalized waste stripping at
Lumwana, partially offset by higher costs at Zaldívar.
Copper AISC/lb6 was 7% lower than 2024,
primarily due to a lower C1 cash costs/lb6, as discussed
above, combined with lower minesite sustaining capital
expenditures6.
2025 compared to Guidance
2025 gold COS/oz7 and TCC/oz6 were $1,697 and $1,199
respectively, which were both higher than our guidance
ranges of $1,460 to $1,560 per ounce and $1,050 to $1,130
per ounce, respectively. Gold AISC/oz6 for 2025 of $1,637
was also higher than the guidance range of $1,460 to
$1,560 per ounce. All gold cost metrics were higher than
the guidance ranges mainly due to higher royalties from the
higher realized gold price6. Our cost guidance for 2025 was
based on a gold price assumption of $2,400/oz.  Given the
actual realized gold price6 was considerably higher at
$3,501/oz, the cost guidance ranges need to be increased
by $55/oz to provide a more meaningful comparison.  After
adjusting for the realized gold price6, the guidance ranges
are as follows: COS/oz7 of $1,515 to $1,615, TCC/oz6 of
$1,105 to $1,185 and AISC/oz6 of $1,515 to $1,615.  After
adjusting for the gold price, COS/oz7 was higher than the
guidance range due to the impact of the fair value
increment on inventory resulting from the purchase price
allocation when we regained control of Loulo-Gounkoto.
TCC/oz6 and AISC/oz6 were slightly higher than the
adjusted guidance ranges mainly due to higher consumable
prices at many sites including NGM that was partially driven by the impact of tariffs.
2025 copper COS/lb7 and AISC/lb6 were $2.91 and
$3.20, respectively, which were both slightly higher than our guidance ranges of $2.50 to $2.80 per pound and $2.80 to
$3.10 per pound, respectively, as a result of higher royalties due to a higher realized copper price6. Our cost guidance
for 2025 was based on a copper price assumption of $4.00/
lb. After adjusting for the impact of higher copper prices, our actual COS/lb7 and AISC/lb6 were above the guidance
ranges mainly due to a year end inventory writedown at
Zaldívar. 2025 C1 cash costs6 of $2.14 per pound was also
slightly above our guidance range of $1.80 to $2.10 per
pound.
General and Administrative Expenses

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Corporate administration	25	25	103	95	101
Share-based compensation[a]	39	52	119	20	25
General & administrative expenses	64	77	222	115	126
2025 Guidance
Corporate administration			~120
Share-based compensation			~40
General & administrative expenses			~160
a.Based on US$45.76 share price as at December 31, 2025
(September 30, 2025: US$34.12; 2024: US$15.71; 2023: US$18.09).
Q4 2025 compared to Q3 2025
In Q4 2025, general and administrative expenses
decreased by $13 million compared to Q3 2025, primarily
due to lower share-based compensation as a result of a
smaller increase in our share price during Q4 2025
compared to Q3 2025.
2025 compared to 2024
General and administrative expenses in 2025 increased by
$107 million compared to 2024 due to higher share-based
compensation due to a significant increase in our share
price.
2025 compared to Guidance
General and administrative expenses in 2025 of $222
million were higher than guidance of ~$160 million.
Corporate administration expenses of $103 million were
below our guidance of ~$120 million, highlighting the
continued benefit of our cost discipline, while share-based
compensation expenses of $119 million were higher than
our guidance of ~$40 million due to a significant increase in our share price during the current year whereas our
guidance was based on a share price assumption of $16.39
as previously disclosed.

BARRICK YEAR-END 2025	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Exploration, Evaluation and Project Costs

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Global exploration and evaluation	82	58	220	153	143
Project costs:
Reko Diq	4	4	11	126	60
Other	45	23	109	76	118
Global exploration and evaluation and project expense	131	85	340	355	321
Minesite exploration and evaluation	8	7	27	37	40
Total exploration, evaluation and project expenses	139	92	367	392	361

		2025 Actuals		2025 Guidance
E&E			247	220 - 240
Project expenses			120	110 - 130
Total E&E and project expenses			367	330 - 370
Q4 2025 compared to Q3 2025
Exploration, evaluation and project expenses for Q4 2025
increased by $47 million compared to Q3 2025. This was
primarily due to higher global exploration and evaluation
costs and higher project costs across various projects. The
increase in project costs was also driven by legal and
consulting costs related to the Hemlo and Tongon
divestitures (included in “Other”).
2025 compared to 2024
Exploration, evaluation and project costs for 2025
decreased by $25 million compared to 2024, primarily due
to lower project costs at Reko Diq as the feasibility study
was completed at the end of 2024, which resulted in the
conversion of resources to mineral reserves and
consequently project development costs are now
capitalized. This was partially offset by higher global
exploration and evaluation costs at Fourmile from the ramp-
up of drilling activities and higher other project costs relating to the divestitures of Hemlo and Tongon and various other
projects.
2025 compared to Guidance
Exploration, evaluation and project expenses for 2025 of
$367 million were at the upper end of the guidance range.
Exploration and evaluation costs of $247 million were
slightly higher than the guidance range, mainly relating to
the ramp-up of drilling activity at Fourmile, while project
expenses of $120 million were at the midpoint of the
guidance range.
Finance Costs, Net

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Interest expense[a]	119	93	409	452	387
Accretion	22	22	89	89	87
Interest capitalized	(19)	(16)	(55)	(33)	(42)
Other finance costs	0	4	5	5	7
Finance income	(58)	(60)	(221)	(281)	(269)
Finance costs, net	64	43	227	232	170
2025 Guidance		270 - 310
a.For Q4 2025 and 2025, interest expense includes approximately $nil and $24 million, respectively, of non-cash interest expense relating to the streaming agreement with Royal Gold Inc. (Q3 2025: $8 million;
2024: $33 million; 2023: $32 million). Interest expense also includes approximately $1 million and $11 million for Q4 2025 and 2025, respectively, relating to finance costs in Argentina (Q3 2025: $1 million;
2024: $78 million; 2023: $nil)
Q4 2025 compared to Q3 2025
In Q4 2025, finance costs, net increased by 49% compared
to Q3 2025, primarily driven by higher interest expense
resulting from the discounting of the resettlement
reimbursement receivable at Pueblo Viejo.
2025 compared to 2024
In 2025, finance costs, net were 2% lower than 2024,
primarily due to lower interest expense due to decreased
finance costs in Argentina associated with cash repatriation, partially offset by lower finance income.
2025 compared to Guidance
Finance costs, net for 2025 of $227 million were lower than
the guidance range of $270 to $310 million, mainly due to
higher than expected finance income earned on our cash
balance resulting from our strong cash flow generation.
Additional Significant Statement of Income Items

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Impairment charges (reversals)	5	3	12	(457)	312
Loss (gain) on currency translation	6	(3)	3	39	93
Closed mine rehabilitation	(7)	4	8	59	16
Other (income) expense	(839)	(193)	(509)	214	(195)

BARRICK YEAR-END 2025	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Impairment Charges (Reversals)

($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Asset impairments (reversals)
Carlin	2	1	6	82	4
Cortez	3	1	4	0	0
Pueblo Viejo	0	0	1	0	0
Hemlo	0	1	1	0	0
Lumwana	0	0	0	(655)	0
Veladero	0	0	0	(437)	0
Long Canyon	0	0	0	49	280
Tanzania	0	0	0	0	22
Other	0	0	0	20	6
Total asset impairment charges (reversals)	5	3	12	(941)	312
Goodwill
Loulo- Gounkoto	0	0	0	484	0
Total goodwill impairment charges	0	0	0	484	0
Total impairment charges (reversals)	5	3	12	(457)	312
In Q4 2025 and the full year 2025, we recognized $5 million
and $12 million, respectively, of net impairment charges,
with no significant impairment charges or reversals in these periods. This compares to net impairment reversals of $941
million in 2024, mainly due to non-current asset impairment
reversals of $655 million at Lumwana as a result of the
inclusion of the Super Pit Expansion in the LOM plan and
higher copper prices at Lumwana,  and of $437 million at
Veladero, reflecting higher gold prices, extended mine life
and lower country risk. In addition, we recognized a
goodwill impairment of $484 million at Loulo-Gounkoto in
2024.
Refer to note 21 to the Financial Statements for a
full description of impairment charges, including pre-tax
amounts and sensitivity analysis.
Loss on Currency Translation
Loss on currency translation for 2025 decreased by $36
million compared to 2024.  The loss of $3 million in 2025
was mainly due to unrealized foreign currency losses
relating to the Zambian kwacha and Argentine peso, largely
offset by gains relating to the West African CFA franc and
Chilean peso.  The loss of $39 million in 2024 was primarily due to realized foreign currency losses relating to the
Chilean peso, which were hedged and a corresponding
gain on non-hedge derivatives was recorded in other
income. This was combined with unrealized foreign
currency losses relating to the Argentine peso and West
African CFA franc.
Currency fluctuations result in a revaluation of our
local currency denominated VAT receivables and local
currency denominated payable balances.
Closed mine rehabilitation
Closed mine rehabilitation expense in 2025 was $8 million
compared to $59 million in 2024, as the prior year included
higher closure cost estimates at various closure sites.
Other (Income) Expense
In Q4 2025, other income was $839 million, while the full
year 2025 was $509 million. Other income in Q4 2025
mainly relates to the gain on the sale of non-current assets totaling $732 million, comprised of our Hemlo gold mine
($545 million), our interest in the Tongon gold mine
($134 million) and the Alturas project ($53 million).  This
was combined with the accounting impact of regaining
control of the Loulo-Gounkoto complex on December 16,
2025, partially offset by the settlement payment of $253
million to the Government of Mali in November 2025. In Q3
2025, other income of $193 million primarily related to the
$250 million revaluation of our 80% equity investment in
Loulo-Gounkoto, as it was deconsolidated in Q2 2025 and
recognized as an investment at fair value following the
change of control after it was placed under a temporary
provisional administration on June 16, 2025. The full year
2025 was further impacted by the gain on sale of our 50%
interest in the Donlin Gold project of $745 million, partially offset by the net loss on the deconsolidation and
recognition of our 80% equity investment in Loulo-Gounkoto
in Q2 2025 (refer to notes 4 and 35 for further details).
Other expense of $214 million in 2024 mainly relates to a
payment to the Government of Mali to advance
negotiations, the customs and royalty settlement at Tongon,
and interest and penalties recognized following the
settlement of the Zaldívar Tax Assessment in Chile.
For a further breakdown of other (income)
expense, refer to note 9 to the Financial Statements.
Income Tax Expense
Income tax expense was $1,651 million in 2025. The
unadjusted effective income tax rate for 2025 was 19% of
the income before income taxes.
The underlying effective income tax rate on
ordinary income for 2025 was 25% after adjusting for the
impact of the resolution of uncertain tax positions; the
impact of foreign currency translation losses on current and deferred tax balances; the impact of the recognition and de-
recognition of deferred tax assets; the impact of the sale of non-current assets; the impact of Loulo-Gounkoto; and the
impact of other expense adjustments.
We record deferred tax charges or credits if
changes in facts or circumstances affect the estimated tax
basis of assets and, therefore, the expectations in our
ability to realize deferred tax assets. The interpretation of tax regulations and legislation as well as their application to our business is complex and subject to change.
We have significant amounts of deferred tax
assets, including tax loss carryforwards, and also deferred
tax liabilities. In 2025, the sale of our Hemlo mine resulted in a taxable gain that provided sufficient Canadian taxable
profit to utilize a portion of previously unrecognized deferred tax assets from loss carryforwards. Outside of this
transaction, it remains not probable that sufficient future
taxable profits will be available in Canada, and no additional tax loss carryforwards are expected to be utilized in the
foreseeable future. Potential changes in any of these
amounts, as well as our ability to realize deferred tax assets in Canada or elsewhere, could significantly affect net

BARRICK YEAR-END 2025	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
income or cash flow in future periods. For further details on income tax expense, refer to note 12 to the Financial
Statements.

Reconciliation to Canadian Statutory Rate
For the years ended	12/31/25	12/31/24
At 26.5% statutory rate	2,334	1,221
Increase (decrease) due to:
Allowances and special tax deductions[a]	(226)	(211)
Impact of foreign tax rates[b]	(314)	18
Non-deductible expenses / (non-taxable income)	130	111
Loulo-Gounkoto (note 35)	(324)	0
Goodwill impairment charges not tax deductible	0	145
Impact of non-current assets disposals	(258)	2
Net currency translation losses on current and deferred tax balances	41	52
Tax impact from pass-through entities and equity accounted investments	(535)	(263)
Current year tax results sheltered by previously unrecognized deferred tax assets	76	(5)
Recognition and derecognition of deferred tax assets	27	(26)
Settlements and adjustments in respect of prior years	2	116
Increase to income tax related contingent liabilities	(33)	1
Withholding taxes	160	70
Mining taxes	584	290
Tax impact of amounts recognized within accumulated OCI	(8)	0
Other items	(5)	(1)
Income tax expense	1,651	1,520
a.We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
b.We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
The more significant items impacting income tax expense in
2025 and 2024 include the following:
Currency Translation
Current and deferred tax balances are subject to
remeasurement for changes in foreign currency exchange
rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different
functional currency (typically US dollars). The most
significant relate to Argentine and Malian tax balances.
In 2025, a tax recovery of $26 million arose from
net translation gains on deferred tax balances in Mali (prior to their deconsolidation) and Argentina due to the
strengthening of the West African CFA, partially offset by
the weakening of the Argentine peso against the US dollar.
In 2024, a tax expense of $52 million arose from translation losses on tax balances, mainly due to the weakening of the
Argentine peso and the West African CFA against the US
dollar. These net translation losses are included within
income tax expense.
Withholding Taxes
In 2025, we have recorded $6 million (2024: $3 million
related to Saudi Arabia) of dividend withholding taxes
related to the undistributed earnings of our subsidiaries in
Saudi Arabia. We have also recorded $139 million (2024:
$45 million, related to Saudi Arabia, Peru and the United
States) of dividend withholding taxes related to the
distributed earnings of our subsidiaries in Argentina, Côte
d’lvoire, Saudi Arabia, Tanzania and the United States.
Accounting for Joint Ventures and Associates
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not
subject to federal income tax directly, but each of its
partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and
deferred income tax associated with the investment (61.5%
share) following the principles in IAS 12.
Mining Taxes
NGM is subject to a Net Proceeds of Minerals tax in
Nevada at a rate of 5% and the tax expense recorded in
2025 was $282 million (2024: $145 million). The other
significant mining tax is the Dominican Republic’s Net
Profits Interest tax, which is determined based on cash
flows as defined by the Pueblo Viejo Special Lease
Agreement. A tax expense of $283 million (2024: $134
million) was recorded for this in 2025. Both taxes are
included on a consolidated basis in the Company's
consolidated statements of income.
United States Tax Reform
Under the Inflation Reduction Act signed in  August 2022,
the United States implemented a 15% corporate alternative
minimum tax (“CAMT”) on applicable financial statement
income, effective for tax years beginning after December
31, 2022, with CAMT credit carryforwards having an
indefinite life. Barrick is subject to CAMT as it meets the
requisite income thresholds for a foreign-parented multi-
national group.
While final regulations are still awaited, since its
introduction, Barrick has recognized a deferred tax asset
from the CAMT credit carryforwards anticipating recovery
against future US Federal Income Tax liabilities.
Organisation for Economic Co-operation and
Development (“OECD”) Pillar Two model rules
We applied the exception under the amendments to IAS 12
and are not recognizing or disclosing deferred tax assets
and liabilities related to Pillar Two income taxes.
Our review of Pillar Two for the current year, based
on the OECD’s Transitional Safe Harbour rules
implemented in the Global Minimum Tax Act in Canada, has
not identified any material amounts to be accrued for 2025,
and we do not expect the new safe harbors to result in a
material incremental tax cost. As the law is evolving in
Canada and elsewhere, we will continue to monitor the
impact of this legislation.

BARRICK YEAR-END 2025	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Financial Condition Review

Summary Balance Sheet and Key Financial Ratios
($ millions, except ratios and share amounts)
As at December 31	2025	2024	2023
Total cash and equivalents	6,706	4,074	4,148
Current assets	3,511	3,558	3,290
Non-current assets	41,360	39,994	38,373
Total Assets	51,577	47,626	45,811
Current liabilities excluding short-term debt	3,441	2,618	2,345
Non-current liabilities excluding long-term debt[a]	7,517	7,023	6,738
Debt (current and long-term)	4,703	4,729	4,726
Total Liabilities	15,661	14,370	13,809
Total shareholders’ equity	26,557	24,290	23,341
Non-controlling interests	9,359	8,966	8,661
Total Equity	35,916	33,256	32,002
Total common shares outstanding (millions of shares)[b]	1,675	1,727	1,756
Debt, net of cash	(2,003)	655	578
Key Financial Ratios:
Current ratio[c]	2.92:1	2.89:1	3.16:1
Debt-to-equity[d]	0.13:1	0.14:1	0.15:1
Net leverage[e]	-0.2:1	0.1:1	0.1:1
a.Non-current financial liabilities as at December 31, 2025 were $5,684 million (2024: $5,215 million; 2023: $5,221 million).
b.As of January 27, 2026, the number of common shares outstanding is 1,675,360,395.
c.Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2025, December 31, 2024 and December 31, 2023.
d.Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2025, December 31, 2024, and December 31, 2023.
e.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
Balance Sheet Review
Total assets were $51.6 billion at December 31, 2025,
higher than total assets at December 31, 2024, driven by
our strong cash flow generation and the cash proceeds
received from the sale of certain non-core assets, even
after providing increased returns to shareholders and
investing in our future through project capital expenditures.
Our asset base is primarily comprised of non-
current assets such as property, plant and equipment and
equity method investments, reflecting the capital-intensive
nature of the mining business and our history of growth
through acquisitions and creation of joint ventures with
other mining companies. Other significant assets include
production inventories, indirect taxes recoverable and
receivable, concentrate sales receivables, other
government transaction and joint venture related
receivables, as well as cash and equivalents.
Total liabilities at December 31, 2025 were $15.7
billion, higher than total liabilities at December 31, 2024.
Our liabilities are primarily comprised of debt, other current and non-current liabilities (such as provisions, derivative
liabilities and deferred income tax liabilities), and accounts payable.
Financial Position and Liquidity
We believe we have sufficient financial resources to meet
our business requirements for the foreseeable future,
including capital expenditures, working capital
requirements, interest payments, environmental
rehabilitation, derivative settlements, securities buybacks
and dividends.
Total cash and cash equivalents as at
December 31, 2025 were $6.7 billion. Our capital structure
comprises a mix of debt, non-controlling interest (primarily at NGM) and shareholders’ equity. As at December 31,
2025, our total debt was $4.7 billion (debt, net of cash and equivalents was negative $2,003 million) and our debt-to-
equity ratio was 0.13:1. This compares to debt as at
December 31, 2024 of $4.7 billion (debt, net of cash and
cash equivalents was $655 million), and a debt-to-equity
ratio of 0.14:1.
In 2026, we have capital commitments of $828
million and expect to incur attributable sustaining and
project capital expenditures6 of approximately $4,000 to
$4,450 million based on our guidance range on page 12. In
2026, we have contractual obligations and commitments of
$1,157 million associated with purchase obligations for
supplies and consumables.  In addition, we have $283
million in interest payments and other amounts as detailed
in the table on page 55. We expect to fund these
commitments through operating cash flow, which is our
primary source of liquidity, as well as existing cash
balances as necessary.  As previously disclosed, we
authorized a 2025 share buyback program, where we may
purchase up to $1.5 billion of Barrick’s shares.  We
purchased the maximum $1.5 billion of shares under this
program, including $500 million during Q4 2025.  A share
buyback program has not been authorized for 2026.
On February 4, 2026, the Board of Directors
announced the declaration of a $0.42 per share dividend in
respect of performance for the fourth quarter of 2025,
representing an increase of 140% over the third quarter,
and announced a new dividend policy.
In Q4 2025 and going forward, the Company’s
new dividend policy targets a total payout of 50% of
attributable free cash flow on an annualized basis,
comprised of a fixed base quarterly dividend of $0.175 per
share and a performance top-up component at each year

BARRICK YEAR-END 2025	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
end based on the attributable free cash flow during the
year.  The dividend paid in any given year may be higher or
lower than the 50% target based on the strength of cash
flow, capital needs, balance sheet considerations, and other factors.
The declaration and payment of dividends is at the
discretion of the Board of Directors, and will depend on the
Company’s financial results, cash requirements, future
prospects, the number of outstanding common shares, and
other factors deemed relevant by the Board.
Our operating cash flow is dependent on the ability
of our operations to deliver projected future cash flows. The market prices of gold and to a lesser extent, copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include portfolio optimization; issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently rate
Barrick’s outstanding long-term debt as investment grade,
with ratings of A3 and BBB+, respectively); and drawing on
the $3.0 billion available under our undrawn Credit Facility
(subject to compliance with covenants and the making of
certain representations and warranties, this facility is
available for drawdown as a source of financing).  In May
2025, we completed an update to our undrawn $3.0 billion
revolving Credit Facility, including an extension of the
termination date by one year to May 2030. The revolving
Credit Facility incorporates sustainability-linked metrics
which are made up of annual environmental and social
performance targets directly influenced by Barrick's actions, rather than based on external ratings.  The performance
targets include Scope 1 and Scope 2 GHG emissions
intensity, water use efficiency (reuse and recycling rates), and TRIFR8.  Barrick may incur positive or negative pricing
adjustments on drawn credit spreads and standby fees
based on its sustainability performance versus the targets
that have been set.  The Credit Facility was undrawn as at
December 31, 2025.  The key financial covenant in our
undrawn Credit Facility requires Barrick to maintain a net
debt to total capitalization ratio of less than 0.60:1.
Barrick’s net debt to total capitalization ratio was (0.06):1 as at December 31, 2025 (0.02:1 as at December 31, 2024).

Summary of Cash Inflow (Outflow)
($ millions)	For the three months ended		For the years ended
	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net cash provided by operating activities	2,726	2,422	7,689	4,491	3,732
Investing activities
Capital expenditures	(1,107)	(943)	(3,821)	(3,174)	(3,086)
Divestitures	1,163	0	2,162	0	0
Income taxes paid on divestitures	(44)	(44)	(175)	0	0
Funding of equity method investments	0	(1)	(1)	(59)	0
Dividends received from equity method investments	100	63	254	198	273
Shareholder loan repayments from equity method investments	121	64	298	155	7
Investment (purchases) sales	43	0	43	97	(23)
Other	2	0	4	19	13
Total investing inflows (outflows)	278	(861)	(1,236)	(2,764)	(2,816)
Financing activities
Net change in debt[a]	(4)	(3)	(26)	(14)	(56)
Dividends[b]	(294)	(254)	(890)	(696)	(700)
Net disbursements to non-controlling interests	(570)	(423)	(1,398)	(639)	(514)
Share buyback program	(500)	(589)	(1,500)	(498)	0
Other	0	(26)	(9)	52	65
Total financing outflows	(1,368)	(1,295)	(3,823)	(1,795)	(1,205)
Effect of exchange rate	1	1	2	(6)	(3)
Increase (decrease) in cash and equivalents	1,637	267	2,632	(74)	(292)
a.The difference between the net change in debt on a cash basis and the net change on the balance sheet is due to changes in non-cash charges, specifically the unwinding of discounts and amortization of debt issue costs.
b.For the three months and year ended December 31, 2025, we declared and paid dividends per share in US dollars totaling $0.175 and $0.525, respectively (September 30, 2025: declared and paid $0.15; 2024:
declared and paid $0.40; 2023: declared and paid $0.40).
Q4 2025 compared to Q3 2025
In Q4 2025, we generated $2,726 million in operating cash
flow, compared to $2,422 million in Q3 2025.  The increase
of $304 million was primarily due to the higher realized gold price6, combined with increased gold sales volumes. These
impacts were slightly offset by an increase in gold TCC/oz6.
Operating cash flow was also negatively impacted by an
increase in cash taxes paid and higher interest paid as a
result of the timing of semi-annual interest payments on our bonds, which primarily occur in the second and fourth

BARRICK YEAR-END 2025	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
quarters.  These results were further impacted by an
unfavorable working capital movement, mainly in accounts
receivable, partially offset by a favorable movement in
inventory.
Cash inflows from investing activities in Q4 2025
were $278 million, compared to outflows of $861 million in
Q3 2025. The increased inflow of $1,139 million was
primarily due to proceeds from the sale of non-current
assets of $1,163 million, which includes our Hemlo gold
mine, our interest in the Tongon gold mine and the Alturas
project. This was partially offset by an increase in capital expenditures primarily due to higher project capital
expenditures6 relating to the Lumwana Super Pit Expansion
project, combined with higher minesite sustaining capital
expenditures6 at Pueblo Viejo as a result of restoring fleet reliability and increased activities at the Llagal TSF.
Net financing cash outflows for Q4 2025 amounted
to $1,368 million, compared to $1,295 million in Q3 2025.
The increased outflow of $73 million was primarily due to
higher net disbursements to non-controlling interests,
primarily to Newmont in relation to their interests in NGM
and Pueblo Viejo, and higher dividends paid as the Board
increased the quarterly base dividend by 25% to $0.125 per
share in Q4 2025.  This was partially offset by lower
repurchases of shares under our share buyback program
compared to Q3 2025.
2025 compared to 2024
In 2025, we generated $7,689 million in operating cash
flow, compared to $4,491 million in 2024. The increase of
$3,198 million was primarily due to higher realized gold and copper prices6, combined with lower copper C1 cash costs/
lb6. These impacts were partially offset by lower gold sales volumes and an increase in gold TCC/oz6. Operating cash
flow was further impacted by a favorable movement in
working capital, mainly in inventory, VAT receivable and
other current liabilities, partially offset by an unfavorable movement in other current assets and accounts payable.
These favourable impacts were partially offset by higher
cash taxes paid.
Cash outflows from investing activities for 2025
were $1,236 million compared to $2,764 million in 2024.
The decreased outflow of $1,528 million was primarily due
to proceeds from the sale of non-current assets of $2,162
million, which includes our interest in the Donlin project, our
Hemlo gold mine, our interest in the Tongon gold mine and
the Alturas project. This was partially offset by increased
capital expenditures as a result of higher project capital
expenditures6 mainly related to costs being capitalized at
Reko Diq as the feasibility study was completed in Q4 2024
and at Lumwana on the Super Pit Expansion project,
partially offset by lower minesite sustaining capital
expenditures6 mainly at Loulo-Gounkoto as operations were
temporarily suspended and the mine was subsequently
placed under a temporary provisional administration until
December 16, 2025.
Net financing cash outflows for 2025 amounted to
$3,823 million, compared to $1,795 million in 2024.  The
higher outflow of $2,028 million is primarily due to increased repurchases of shares under our share buyback program in
2025, combined with higher net disbursements to non-
controlling interests, primarily to Newmont in relation to their interests in NGM and Pueblo Viejo.  The increase in net
financing cash flows was further impacted by higher
dividends paid as Q3 and Q4 2025 included a $0.05
performance dividend, reflecting our increased cash
position, and the Board increased the quarterly base
dividend by 25% to $0.125 per share in Q4 2025.

Summary of Financial Instruments[a]
As at December 31, 2025
Financial Instrument	Principal/Notional Amount		Associated Risks
			■ Interest rate
Cash and equivalents	$6,706	million	■ Credit
			■ Credit
Accounts receivable	$791	million	■ Market
			■ Interest rate
Notes receivable	$247	million	■ Credit
			■ Interest rate
Kibali joint venture receivable	$333	million	■ Credit
			■ Interest rate
Norte Abierto joint venture partner receivable	$77	million	■ Credit
			■ Interest rate
Restricted cash	$101	million	■ Credit
			■ Liquidity
Contingent consideration	$169	million	■ Market
Other assets	$218	million	■ Liquidity
Other investments	$131	million	■ Liquidity
Accounts payable	$1,859	million	■ Liquidity
Debt	$4,724	million	■ Interest rate
			■ Liquidity
Derivative liabilities	$386	million	■ Market
Other liabilities	$803	million	■ Liquidity
Restricted share units	$119	million	■ Market
Deferred share units	$28	million	■ Market
a.Refer to notes 25, 26 and 28 to the Financial Statements for more information regarding financial instruments, fair value measurements and financial risk management, respectively.

BARRICK YEAR-END 2025	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Commitments and Contingencies

Litigation and Claims
We are currently subject to various litigation proceedings as disclosed in note 36 to the Financial Statements, and we
may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve
these disputes favorably, it may have a material adverse
impact on our financial condition, cash flow and results of
operations.
Contractual Obligations and Commitments
In the normal course of business, we enter into contracts
that give rise to commitments for future minimum payments.
The following table summarizes the remaining contractual
maturities of our financial liabilities and operating and
capital commitments shown on an undiscounted basis:

($ millions)	Payments due as at December 31, 2025
	2026	2027	2028	2029	2030	2031 and thereafter	Total
Debt[a]
Repayment of principal	47	0	0	0	0	4,630	4,677
Capital leases	9	9	5	4	3	17	47
Interest	283	280	279	279	279	2,394	3,794
Provisions for environmental rehabilitation[b]	166	121	87	83	68	1,915	2,440
Restricted share units	93	26	0	0	0	0	119
Pension benefits and other post-retirement benefits	5	5	5	4	4	72	95
Purchase obligations for supplies and consumables[c]	1,157	302	199	151	143	1,885	3,837
Capital commitments[d]	828	947	301	208	45	0	2,329
Social development costs[e]	62	22	24	16	8	54	186
Other obligations[f]	68	65	63	59	60	491	806
Total	2,718	1,777	963	804	610	11,458	18,330
a.Debt and Interest: Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2025.
Interest is calculated on our long-term debt obligations using both fixed and variable rates.
b.Provisions for environmental rehabilitation: Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
c.Purchase obligations for supplies and consumables: Includes commitments related to new purchase obligations to secure supplies of consumables such as
LNG, acid, tires and cyanide for our production process and spares for heavy mining equipment.
d.Capital commitments: Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
e.Social development costs: Includes a commitment of $14 million in 2031 and thereafter related to the funding of a power transmission line in Argentina.
f.Other obligations includes the Pueblo Viejo joint venture partner shareholder loan, the deposit on the Pascua-Lama silver sale agreement with Wheaton
Precious Metals Corp. due in 2039, and minimum royalty payments.

BARRICK YEAR-END 2025	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Review of Quarterly Results

Quarterly Informationa

	2025				2024
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	5,997	4,148	3,681	3,130	3,645	3,368	3,162	2,747
Realized price per ounce – gold[b]	4,177	3,457	3,295	2,898	2,657	2,494	2,344	2,075
Realized price per pound – copper[b]	5.42	4.39	4.36	4.51	3.96	4.27	4.53	3.86
Cost of sales	2,712	1,890	1,878	1,785	1,995	2,051	1,979	1,936
Net earnings	2,406	1,302	811	474	996	483	370	295
Per share (dollars)[c]	1.43	0.76	0.47	0.27	0.57	0.28	0.21	0.17
Adjusted net earnings[b]	1,754	982	800	603	794	529	557	333
Per share (dollars)[b,c]	1.04	0.58	0.47	0.35	0.46	0.30	0.32	0.19
Operating cash flow	2,726	2,422	1,329	1,212	1,392	1,180	1,159	760
Consolidated capital expenditures[d]	1,107	943	934	837	891	736	819	728
Free cash flow[b]	1,619	1,479	395	375	501	444	340	32
Attributable free cash flow[b]	1,060	1,154	212	411	505	304	285	(3)
a.Sum of all the quarters may not add up to the annual total due to rounding.
b.Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to 69 of this MD&A.
c.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
d.Amounts presented on a consolidated cash basis.

Our recent financial results reflect our emphasis on cost
discipline, an agile management structure that empowers
our site-based leadership teams and a portfolio of Tier One
Gold Assets1. This, combined with a significant increase in
the gold price and ongoing strength in the copper price, has resulted in strong operating cash flows over the past
several quarters and record high free cash flow6 for 2025.
The positive operating cash flow generated has allowed us
to continue to reinvest in our business including our key
growth projects, maintain a strong balance sheet and
materially increase returns to shareholders through share
buybacks and a rising dividend.
In addition to the strength in metal prices, net
earnings has also been impacted by the following items in
each quarter, which have been excluded from adjusted net
earnings6.  In 2025, we recorded a net loss of $625 million
on the deconsolidation of Loulo-Gounkoto following the
change of control after it was placed under a temporary
provisional administration on June 16, 2025 and
subsequent accounting impact of regaining control on
December 16, 2025 (refer to note 35 of the Financial
Statements for further details), which impacted Q2, Q3 and
Q4 of 2025.  In addition, in Q4 2025, we recorded a gain on
the sale of non-current assets of our Hemlo gold mine
($545 million), our interest in the Tongon gold mine ($134
million) and the Alturas project ($53 million). In Q2 2025,
we recorded a gain of $745 million on the sale of our 50%
interest in the Donlin Gold project.  In Q4 2024, we
recorded non-current asset impairment reversals of $655
million at Lumwana and of $437 million at Veladero.  In
addition, we recorded a goodwill impairment of $484 million
related to Loulo-Gounkoto.  In Q2 2024, we recorded a
provision following the proposed settlement of the Zaldívar
Tax Assessments in Chile (refer to note 36 of the Financial
Statements).
Internal Control Over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for establishing and
maintaining adequate internal control over financial
reporting and disclosure controls and procedures. Internal
control over financial reporting is a framework designed to
provide reasonable assurance regarding the reliability of
financial reporting and the preparation of financial
statements for external purposes in accordance with IFRS.
The Company’s internal control over financial reporting
framework includes those policies and procedures that:
(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and
dispositions of the assets of the Company; (ii) provide
reasonable assurance that transactions are recorded as
necessary to permit preparation of financial statements in
accordance with IFRS, and that receipts and expenditures
of the Company are being made only in accordance with
authorizations of management and directors of the
Company; and (iii) provide reasonable assurance regarding
prevention or timely detection of unauthorized acquisition,
use or disposition of the Company’s assets that could have
a material effect on the Company’s consolidated financial
statements.
Disclosure controls and procedures form a broader
framework designed to provide reasonable assurance that
other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods
presented in this MD&A and Barrick’s Annual Report. The
Company’s disclosure controls and procedures framework
includes processes designed to ensure that material
information relating to the Company, including its
consolidated subsidiaries, is made known to management
by others within those entities to allow timely decisions
regarding required disclosure.

BARRICK YEAR-END 2025	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Together, the internal control over financial
reporting and disclosure controls and procedures
frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal
control over financial reporting and disclosure may not
prevent or detect all misstatements. Further, the
effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in
conditions, or that the degree of compliance with policies or procedures may change.
There were no changes in the Company’s internal
control over financial reporting during the year ended
December 31, 2025 that have materially affected, or are
reasonably likely to materially affect, the Company’s
internal control over financial reporting.
The management of Barrick, at the direction of our
Group Chief Operating Officer and Interim President and
Chief Executive Officer, and Senior Executive Vice-
President and Chief Financial Officer, evaluated the
effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria
established in Internal Control – Integrated Framework
(2013) as issued by the Committee of Sponsoring
Organizations of the Treadway Commission. Based on that
evaluation, management concluded that the Company’s
internal control over financial reporting was effective as at
December 31, 2025.
Barrick’s annual management report on internal
control over financial reporting and the integrated audit
report of Barrick’s auditors for the year ended
December 31, 2025 will be included in Barrick’s 2025
Annual Report and its 2025 Form 40-F/Annual Information
Form to be filed with the US Securities and Exchange
Commission and Canadian provincial securities regulatory
authorities.
IFRS Critical Accounting Policies and Accounting Estimates

Management has discussed the development and selection
of our critical accounting estimates with the Audit & Risk
Committee of the Board of Directors, and the Audit & Risk
Committee has reviewed the disclosure relating to such
estimates in conjunction with its review of this MD&A. The
accounting policies and methods we utilize determine how
we report our financial condition and results of operations, and they may require management to make estimates or
rely on assumptions about matters that are inherently
uncertain. The consolidated financial statements have been
prepared in accordance with IFRS. Our material accounting
policies are disclosed in note 2 to the Financial Statements, including a summary of current and future changes in
accounting policies.
Critical Accounting Estimates and Judgments
Certain accounting estimates have been identified as being
“critical” to the presentation of our financial condition and results of operations because they require us to make
subjective and/or complex judgments about matters that are
inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under
different conditions or using different assumptions and
estimates. Our significant accounting judgments, estimates
and assumptions are disclosed in note 3 to the
accompanying Financial Statements.
Non-GAAP Financial Measures

Adjusted Net Earnings and Adjusted Net Earnings per
Share
Adjusted net earnings is a non-GAAP financial measure
which excludes the following from net earnings:
■Impairment charges (reversals) related to
intangibles, goodwill, property, plant and
equipment, and investments;
■Acquisition/disposition gains/losses;
■Foreign currency translation gains/losses;
■Significant tax adjustments;
■Other items that are not indicative of the
underlying operating performance of our core
mining business; and
■Tax effect and non-controlling interest of the above
items.
Management uses this measure internally to evaluate our
underlying operating performance for the reporting periods
presented and to assist with the planning and forecasting of future operating results. Management believes that
adjusted net earnings is a useful measure of our
performance because impairment charges, acquisition/
disposition gains/losses and significant tax adjustments do
not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented. The
tax effect and non-controlling interest of the adjusting items are also excluded to reconcile the amounts to Barrick’s
share on a post-tax basis, consistent with net earnings.
As noted, we use this measure for internal
purposes. Management’s internal budgets and forecasts
and public guidance do not reflect the types of items we
adjust for. Consequently, the presentation of adjusted net
earnings enables investors and analysts to better
understand the underlying operating performance of our
core mining business through the eyes of management.
Management periodically evaluates the components of
adjusted net earnings based on an internal assessment of
performance measures that are useful for evaluating the
operating performance of our business segments and a
review of the non-GAAP financial measures used by mining
industry analysts and other mining companies.
Adjusted net earnings is intended to provide
additional information only and does not have any
standardized definition under IFRS and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS. The
measures are not necessarily indicative of operating profit
or cash flow from operations as determined under IFRS.
Other companies may calculate these measures differently.
The following table reconciles these non-GAAP financial
measures to the most directly comparable IFRS measure.

BARRICK YEAR-END 2025	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Net Earnings to Net Earnings per Share, Adjusted Net Earnings and Adjusted Net Earnings per Share

	For the three months ended		For the years ended
($ millions, except per share amounts in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings attributable to equity holders of the Company	2,406	1,302	4,993	2,144	1,272
Impairment (reversals) charges related to non-current assets[a]	5	3	12	(457)	312
Acquisition/disposition gains[b]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Significant tax adjustments[c]	80	(119)	(89)	137	220
Other expense adjustments[d]	559	47	823	249	96
Non-controlling interest[e]	(101)	0	(116)	(170)	(98)
Tax effect[e]	(55)	2	(380)	295	(64)
Adjusted net earnings	1,754	982	4,139	2,213	1,467
Net earnings per share[f]	1.43	0.76	2.93	1.22	0.72
Adjusted net earnings per share[f]	1.04	0.58	2.42	1.26	0.84
a.There were no significant impairment charges or reversals in 2025.  Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at
Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.
b.Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025.  Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025.  The acquisition/
disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.
c.Significant tax adjustments in Q4 2025 include the resolution of uncertain tax positions, the impact of prior year adjustments and the recognition of deferred tax assets. Significant tax adjustments in 2025 primarily relate to the foreign currency remeasurement of tax balances, the resolution of uncertain tax positions and the recognition of deferred tax assets. For Q3 2025, significant tax adjustments include the foreign currency remeasurement of deferred tax balances and the recognition of deferred tax assets. Significant tax adjustments for 2024 primarily relate to the resolution of uncertain tax positions; the impact of prior year adjustments; the impact of nondeductible foreign exchange losses; and the recognition and derecognition of deferred tax assets.
d.Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto.  Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.
e.Non-controlling interest for 2025 primarily relates to other expense adjustments and tax effect for 2025 primarily relates to acquisition/disposition gains.
f.Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
Free Cash Flow and Attributable Free Cash Flow
Free cash flow is a non-GAAP financial measure that
deducts capital expenditures from net cash provided by
operating activities. Attributable free cash flow starts with free cash flow and adds our attributable share of free cash
flow from our equity investees and subtracts the free cash
flow attributable to the non-controlling interests.
Management believes these to be useful indicators of our
ability to operate without reliance on additional borrowing or usage of existing cash.
Free cash flow and attributable free cash flow are
intended to provide additional information only and do not
have any standardized definition under IFRS, and should
not be considered in isolation or as a substitute for
measures of performance prepared in accordance with
IFRS. These measures are not necessarily indicative of
operating profit or cash flow from operations as determined
under IFRS. Other companies may calculate these
measures differently. The following table reconciles this
non-GAAP financial measure to the most directly
comparable IFRS measure.
Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow and Attributable Free Cash Flow

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net cash provided by operating activities	2,726	2,422	7,689	4,491	3,732
Capital expenditures	(1,107)	(943)	(3,821)	(3,174)	(3,086)
Consolidated free cash flow	1,619	1,479	3,868	1,317	646
Free cash flow applicable to equity investees	172	191	585	553	465
Non-controlling interests	(731)	(516)	(1,616)	(779)	(712)
Attributable free cash flow	1,060	1,154	2,837	1,091	399

BARRICK YEAR-END 2025	59	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures
Capital expenditures are classified into minesite sustaining capital expenditures or project capital expenditures
depending on the nature of the expenditure.  Minesite
sustaining capital expenditures is the capital spending
required to support current production levels.  Project
capital expenditures represent the capital spending at new
projects and major, discrete projects at existing operations intended to increase net present value through higher
production or longer mine life.  Management believes this to be a useful indicator of the purpose of capital expenditures and this distinction is an input into the calculation of all-in sustaining costs per ounce/pound.
Classifying capital expenditures is intended to
provide additional information only and does not have any
standardized definition under IFRS, and should not be
considered in isolation or as a substitute for measures of
performance prepared in accordance with IFRS. Other
companies may calculate these measures differently. The
following table reconciles these non-GAAP financial
measures to the most directly comparable IFRS measure.
Reconciliation of the Classification of Capital Expenditures

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Minesite sustaining capital expenditures	458	395	1,896	2,217	2,076
Project capital expenditures	630	532	1,870	924	969
Capitalized interest	19	16	55	33	41
Total consolidated capital expenditures	1,107	943	3,821	3,174	3,086
Total cash costs per ounce, All-in sustaining costs per ounce, C1 cash costs per pound and All-in sustaining costs per pound
TCC/oz and AISC/oz are non-GAAP financial measures
which are calculated based on the definition published by
the WGC (a market development organization for the gold
industry comprised of and funded by gold mining
companies from around the world, including Barrick). The
WGC is not a regulatory organization. Management uses
these measures to monitor the performance of our gold
mining operations and its ability to generate positive cash
flow, both on an individual site basis and an overall gold
operations basis.
TCC/oz start with our cost of sales related to gold
production and removes depreciation, the non-controlling
interest of cost of sales and costs allocated to by-products.
AISC/oz start with TCC/oz and includes sustaining capital
expenditures, sustaining leases, general and administrative
costs, minesite exploration and evaluation costs related to
the current mine plan and reclamation cost accretion and
amortization. These additional costs reflect the
expenditures made to maintain current production levels.
We believe that our use of TCC/oz and AISC/oz
will assist analysts, investors and other stakeholders of
Barrick in understanding the costs associated with
producing gold, understanding the economics of gold
mining, assessing our operating performance and also our
ability to generate free cash flow from the gold operations
portion of our business. Due to the capital-intensive nature of the industry and the long useful lives over which these
items are depreciated, there can be a significant timing
difference between net earnings calculated in accordance
with IFRS and the amount of free cash flow that is
generated by a mine and therefore we believe these
measures are useful non-GAAP operating metrics and
supplement our IFRS disclosures. These measures are not
representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend
payments. These measures do not include depreciation or
amortization.
TCC/oz and AISC/oz are intended to provide
additional information only and do not have standardized
definitions under IFRS and should not be considered in
isolation or as a substitute for measures of performance
prepared in accordance with IFRS. These measures are not
equivalent to net income or cash flow from operations as
determined under IFRS. Although the WGC has published a
standardized definition, other companies may calculate
these measures differently.
C1 cash costs/lb and AISC/lb are non-GAAP
financial measures related to our copper mine operations.
We believe that C1 cash costs/lb enables investors to better understand the performance of our copper operations in
comparison to other copper producers who present results
on a similar basis. C1 cash costs/lb excludes royalties and
production taxes and non-routine charges as they are not
direct production costs. AISC/lb is similar to the gold AISC metric and management uses this to better evaluate the
costs of copper production. We believe this measure
enables investors to better understand the operating
performance of the copper portion of our business as this
measure reflects all of the sustaining expenditures incurred in order to produce copper. AISC/lb includes C1 cash costs,
sustaining capital expenditures, sustaining leases, general
and administrative costs, minesite exploration and
evaluation costs, royalties and production taxes,
reclamation cost accretion and amortization and write-
downs taken on inventory to net realizable value.

BARRICK YEAR-END 2025	60	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis

		For the three months ended		For the years ended
($ millions, except per ounce information in dollars)	Footnote	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales applicable to gold production		2,423	1,690	7,357	7,226	7,178
Depreciation		(503)	(384)	(1,588)	(1,641)	(1,756)
Total cash cost applicable to equity method investments		111	114	435	316	260
Costs allocated to by-products		(130)	(80)	(334)	(247)	(252)
Other	a	(258)	5	(237)	14	18
Non-controlling interests	b	(487)	(393)	(1,655)	(1,623)	(1,578)
Total cash costs		1,156	952	3,978	4,045	3,870
General & administrative costs		64	77	222	115	126
Minesite exploration and evaluation costs	c	8	7	27	37	40
Minesite sustaining capital expenditures	d	458	395	1,896	2,217	2,076
Sustaining leases		4	7	26	30	30
Rehabilitation - accretion and amortization (operating sites)	e	16	17	66	66	63
Non-controlling interest, copper operations and other	f	(191)	(171)	(787)	(874)	(824)
All-in sustaining costs		1,515	1,284	5,428	5,636	5,381
Ounces sold - attributable basis (koz)	g	960	837	3,318	3,798	4,024
COS/oz	h,i	1,904	1,562	1,697	1,442	1,334
TCC/oz	i	1,205	1,137	1,199	1,065	960
AISC/oz	i	1,581	1,538	1,637	1,484	1,335
a.Other - Other adjustments for Q4 2025 and 2025 include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto of $283 million and $283 million, respectively (Q3 2025: $nil; 2024: $nil; 2023: $nil).
b.Non-controlling interests - Non-controlling interests include non-controlling interests related to gold production of $741 million and $2,308 million, respectively, for  Q4 2025 and 2025; (Q3 2025: $540 million; 2024: $2,189 million; 2023: $2,192 million). Non-controlling interests include NGM, Pueblo
Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and Bulyanhulu.  Refer to note 5 to the Financial Statements for further information.
c.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 49 of this MD&A.
d.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.
e.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provisions of our gold operations, split between operating and non-operating sites.
f.Non-controlling interest and copper operations - Removes general & administrative costs related to non-controlling interests and copper based on a percentage allocation of revenue. Also removes exploration, evaluation and project expenses, rehabilitation costs and capital expenditures incurred by our copper sites and the non-controlling interests of NGM, Pueblo Viejo, Loulo-Gounkoto, Tongon up until its sale on December 1, 2025, North Mara and
Bulyanhulu operating segments.  It also includes capital expenditures applicable to our equity method investments in Kibali and Porgera. Figures remove the impact of Pierina up until December 31, 2023. The impact is summarized as the following:

($ millions)	For the three months ended		For the years ended
Non-controlling interest, copper operations and other	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
General & administrative costs	(10)	(13)	(35)	(14)	(9)
Minesite exploration and evaluation costs	(3)	(1)	(7)	(10)	(14)
Rehabilitation - accretion and amortization (operating sites)	(5)	(5)	(21)	(21)	(21)
Minesite sustaining capital expenditures	(173)	(152)	(724)	(829)	(780)
All-in sustaining costs total	(191)	(171)	(787)	(874)	(824)
g.Ounces sold - attributable basis - Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes
Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
h.COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).
i.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR-END 2025	61	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Gold Cost of Sales to Total cash costs and All-in sustaining costs, including on a per ounce basis, by operating segment

($ millions, except per ounce information in dollars)
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
Cost of sales applicable to gold production		642	355	241	79	1,318	44	264
Depreciation		(164)	(86)	(62)	(15)	(327)	(1)	(82)
Costs allocated to by-products		(2)	(1)	(1)	(68)	(72)	0	(17)
Other	c	(2)	(4)	0	9	3	0	0
Non-controlling interests		(182)	(103)	(69)	(2)	(356)	0	(67)
Total cash costs		292	161	109	3	566	43	98
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	5	2	0	0	8	0	0
Minesite sustaining capital expenditures	e	113	36	28	4	190	7	67
Sustaining capital leases		0	0	0	1	1	1	(1)
Rehabilitation - accretion and amortization (operating sites)	f	3	5	1	1	10	0	2
Non-controlling interests		(47)	(17)	(11)	(2)	(81)	0	(27)
All-in sustaining costs		366	187	127	7	694	51	139
Ounces sold - attributable basis (000s ounces)		211	136	104	24	475	27	106
COS/oz	g,h	1,863	1,592	1,422	1,972	1,695	1,738	1,492
TCC/oz	h	1,380	1,196	1,050	127	1,191	1,707	930
AISC/oz	h	1,732	1,384	1,225	279	1,461	1,976	1,322

($ millions, except per ounce information in dollars)				For the three months ended 12/31/25
	Footnote	Veladero	Porgera[i]	Loulo- Gounkoto[j]	Kibali	North Mara	Tongon[k]	Bulyanhulu
Cost of sales applicable to gold production		67	35	472	123	108	56	86
Depreciation		(25)	(9)	(24)	(36)	(25)	1	(17)
Costs allocated to by-products		(3)	0	0	(2)	(2)	0	(12)
Other	c	0	0	(283)	0	0	0	1
Non-controlling interests		0	0	(33)	0	(12)	(6)	(9)
Total cash costs		39	26	132	85	69	51	49
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	0	0	0	0	0	0	0
Minesite sustaining capital expenditures	e	43	15	0	19	20	3	20
Sustaining capital leases		1	0	0	3	1	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	0	0	(1)	0	0
Non-controlling interests		0	0	0	0	(3)	(1)	(3)
All-in sustaining costs		84	41	132	107	86	54	66
Ounces sold - attributable basis (000s ounces)		47	22	91	78	56	19	39
COS/oz	g,h	1,526	1,608	4,151	1,557	1,640	2,648	1,885
TCC/oz	h	886	1,180	1,448	1,093	1,237	2,659	1,262
AISC/oz	h	1,915	1,865	1,448	1,374	1,546	2,844	1,694

BARRICK YEAR-END 2025	62	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
Cost of sales applicable to gold production		413	322	201	91	1,029	63	260
Depreciation		(80)	(73)	(48)	(18)	(220)	(7)	(77)
Costs allocated to by-products		(1)	(1)	(1)	(49)	(52)	(1)	(16)
Other	c	0	0	0	6	6	0	0
Non-controlling interests		(129)	(95)	(58)	(12)	(294)	0	(66)
Total cash costs		203	153	94	18	469	55	101
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	3	1	0	1	5	0	0
Minesite sustaining capital expenditures	e	116	26	20	10	176	14	47
Sustaining capital leases		0	0	0	1	1	0	0
Rehabilitation - accretion and amortization (operating sites)	f	3	5	1	1	10	0	2
Non-controlling interests		(46)	(12)	(9)	(5)	(74)	0	(21)
All-in sustaining costs		279	173	106	26	587	69	129
Ounces sold - attributable basis (000s ounces)		170	123	85	28	406	29	108
COS/oz	g,h	1,493	1,612	1,452	2,010	1,557	2,145	1,451
TCC/oz	h	1,201	1,242	1,099	664	1,156	1,874	929
AISC/oz	h	1,643	1,407	1,244	935	1,448	2,417	1,198

($ millions, except per ounce information in dollars)						For the three months ended 9/30/25
	Footnote	Veladero	Porgera[i]	Loulo- Gounkoto[j]	Kibali	North Mara	Tongon[k]	Bulyanhulu
Cost of sales applicable to gold production		60	38	—	124	130	60	87
Depreciation		(23)	(9)	—	(38)	(35)	(6)	(18)
Costs allocated to by-products		(2)	(1)	—	0	(2)	0	(6)
Other	c	0	0	—	0	0	0	0
Non-controlling interests		0	0	—	0	(16)	(5)	(10)
Total cash costs		35	28	—	86	77	49	53
General & administrative costs		0	0	—	0	0	0	0
Minesite exploration and evaluation costs	d	0	0	—	0	0	0	0
Minesite sustaining capital expenditures	e	30	8	—	19	16	1	21
Sustaining capital leases		0	1	—	2	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	0	—	1	2	1	0
Non-controlling interests		0	0	—	0	(3)	0	(3)
All-in sustaining costs		66	37	—	108	92	52	71
Ounces sold - attributable basis (000s ounces)		44	24	—	84	72	30	40
COS/oz	g,h	1,352	1,599	—	1,482	1,497	1,787	1,817
TCC/oz	h	787	1,200	—	1,019	1,069	1,605	1,334
AISC/oz	h	1,498	1,594	—	1,286	1,268	1,692	1,790

BARRICK YEAR-END 2025	63	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
Cost of sales applicable to gold production		1,885	1,212	861	341	4,303	232	1,028
Depreciation		(374)	(278)	(201)	(68)	(922)	(28)	(311)
Costs allocated to by-products		(6)	(4)	(4)	(184)	(198)	(1)	(56)
Other	c	(2)	(4)	0	27	21	0	0
Non-controlling interests		(579)	(357)	(253)	(45)	(1,235)	0	(265)
Total cash costs		924	569	403	71	1,969	203	396
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	13	6	0	2	23	0	0
Minesite sustaining capital expenditures	e	610	186	96	37	952	36	234
Sustaining capital leases		0	0	0	2	3	3	(1)
Rehabilitation - accretion and amortization (operating sites)	f	11	18	4	6	39	1	7
Non-controlling interests		(244)	(81)	(38)	(18)	(391)	0	(96)
All-in sustaining costs		1,314	698	465	100	2,595	243	540
Ounces sold - attributable basis (000s ounces)		689	462	342	109	1,602	127	383
COS/oz	g,h	1,676	1,609	1,545	1,921	1,647	1,854	1,608
TCC/oz	h	1,340	1,234	1,178	653	1,229	1,618	1,034
AISC/oz	h	1,906	1,513	1,358	920	1,620	1,936	1,412

($ millions, except per ounce information in dollars)						For the year ended 12/31/2025
	Footnote	Veladero	Porgera[i]	Loulo- Gounkoto[j]	Kibali	North Mara	Tongon[k]	Bulyanhulu
Cost of sales applicable to gold production		288	141	486	468	424	260	314
Depreciation		(104)	(32)	(38)	(138)	(100)	(17)	(65)
Costs allocated to by-products		(8)	(1)	0	(3)	(7)	0	(32)
Other	c	0	0	(283)	0	0	0	3
Non-controlling interests		0	0	(33)	0	(50)	(25)	(35)
Total cash costs		176	108	132	327	267	218	185
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	3	1	0	0	0	0	0
Minesite sustaining capital expenditures	e	140	37	16	60	68	11	94
Sustaining capital leases		2	1	3	10	1	2	0
Rehabilitation - accretion and amortization (operating sites)	f	3	1	(1)	1	3	5	1
Non-controlling interests		0	0	(4)	0	(11)	(2)	(15)
All-in sustaining costs		324	148	146	398	328	234	265
Ounces sold - attributable basis (000s ounces)		226	91	91	298	246	106	148
COS/oz	g,h	1,286	1,553	4,271	1,568	1,449	2,200	1,789
TCC/oz	h	785	1,184	1,449	1,099	1,085	2,049	1,253
AISC/oz	h	1,450	1,630	1,603	1,337	1,333	2,203	1,795

BARRICK YEAR-END 2025	64	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)
	Footnote	Carlin	Cortez	Turquoise Ridge	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
Cost of sales applicable to gold production		1,829	1,005	782	356	3,977	250	924
Depreciation		(307)	(253)	(179)	(69)	(810)	(38)	(295)
Costs allocated to by-products		(3)	(3)	(3)	(152)	(161)	0	(40)
Other	c	(18)	0	0	26	8	0	0
Non-controlling interests		(578)	(288)	(231)	(62)	(1,160)	0	(236)
Total cash costs		923	461	369	99	1,854	212	353
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	12	8	6	5	33	0	0
Minesite sustaining capital expenditures	e	664	259	101	43	1,092	37	180
Sustaining capital leases		0	0	0	1	2	4	0
Rehabilitation - accretion and amortization (operating sites)	f	12	17	4	7	40	0	6
Non-controlling interests		(266)	(110)	(43)	(21)	(451)	0	(74)
All-in sustaining costs		1,345	635	437	134	2,570	253	465
Ounces sold - attributable basis (000s ounces)		777	441	298	130	1,646	143	351
COS/oz	g,h	1,429	1,402	1,615	1,687	1,478	1,754	1,576
TCC/oz	h	1,187	1,046	1,238	765	1,126	1,483	1,005
AISC/oz	h	1,730	1,441	1,466	1,031	1,561	1,769	1,323

($ millions, except per ounce information in dollars)						For the year ended 12/31/2024
	Footnote	Veladero	Porgera[i]	Loulo- Gounkoto[j]	Kibali	North Mara	Tongon[k]	Bulyanhulu
Cost of sales applicable to gold production		342	62	698	415	395	315	297
Depreciation		(85)	(15)	(223)	(134)	(83)	(38)	(63)
Costs allocated to by-products		(10)	(1)	0	(2)	(3)	0	(26)
Other	c	0	0	0	0	0	0	3
Non-controlling interests		0	0	(95)	0	(49)	(29)	(34)
Total cash costs		247	46	380	279	260	248	177
General & administrative costs		0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	4	2	0	0	0	0	0
Minesite sustaining capital expenditures	e	111	21	267	58	84	23	68
Sustaining capital leases		1	2	3	8	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	1	2	1	5	9	1
Non-controlling interests		0	0	(54)	0	(14)	(4)	(11)
All-in sustaining costs		364	72	598	346	335	277	235
Ounces sold - attributable basis (000s ounces)		270	43	459	309	263	149	165
COS/oz	g,h	1,254	1,423	1,218	1,344	1,266	1,903	1,509
TCC/oz	h	905	1,073	828	905	989	1,670	1,070
AISC/oz	h	1,334	1,666	1,304	1,123	1,274	1,867	1,420

BARRICK YEAR-END 2025	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

($ millions, except per ounce information in dollars)					For the year ended 12/31/2023
	Footnote	Carlin	Cortez	Turquoise Ridge	Long Canyon[l]	Phoenix	Nevada Gold Mines[a]	Hemlo[b]	Pueblo Viejo
Cost of sales applicable to gold production		1,789	1,174	722	26	393	4,109	221	791
Depreciation		(314)	(364)	(189)	(16)	(76)	(961)	(28)	(255)
Costs allocated to by-products		(2)	(3)	(4)	0	(157)	(166)	(1)	(37)
Other	c	(19)	0	0	0	28	9	0	0
Non-controlling interests		(561)	(311)	(203)	(3)	(72)	(1,151)	0	(201)
Total cash costs		893	496	326	7	116	1,840	192	298
General & administrative costs		0	0	0	0	0	0	0	0
Minesite exploration and evaluation costs	d	23	5	5	0	1	36	0	0
Minesite sustaining capital expenditures	e	605	310	100	0	31	1,063	37	195
Sustaining capital leases		0	0	0	0	2	3	2	0
Rehabilitation - accretion and amortization (operating sites)	f	12	19	2	0	5	38	1	6
Non-controlling interests		(248)	(128)	(41)	0	(15)	(440)	0	(80)
All-in sustaining costs		1,285	702	392	7	140	2,540	232	419
Ounces sold - attributable basis (000s ounces)		865	548	318	9	120	1,860	139	335
COS/oz	g,h	1,254	1,318	1,399	1,789	2,011	1,351	1,589	1,418
TCC/oz	h	1,033	906	1,026	724	961	989	1,382	889
AISC/oz	h	1,486	1,282	1,234	779	1,162	1,366	1,672	1,249

($ millions, except per ounce information in dollars)						For the year ended 12/31/2023
	Footnote	Veladero	Porgera[i]	Loulo- Gounkoto[j]	Kibali	North Mara	Tongon[k]	Bulyanhulu
Cost of sales applicable to gold production		263	—	817	419	365	303	282
Depreciation		(69)	—	(247)	(147)	(77)	(46)	(62)
Costs allocated to by-products		(9)	—	0	(2)	(3)	(1)	(23)
Other	c	0	—	0	0	0	0	0
Non-controlling interests		0	—	(114)	0	(45)	(27)	(31)
Total cash costs		185	—	456	270	240	229	166
General & administrative costs		0	—	0	0	0	0	0
Minesite exploration and evaluation costs	d	5	—	0	0	0	0	0
Minesite sustaining capital expenditures	e	85	—	221	35	113	30	65
Sustaining capital leases		1	—	1	7	0	1	0
Rehabilitation - accretion and amortization (operating sites)	f	1	—	3	2	5	4	1
Non-controlling interests		0	—	(45)	0	(19)	(4)	(10)
All-in sustaining costs		277	—	636	314	339	260	222
Ounces sold - attributable basis (000s ounces)		182	—	546	343	254	185	180
COS/oz	g,h	1,440	—	1,198	1,221	1,206	1,469	1,312
TCC/oz	h	1,011	—	835	789	944	1,240	920
AISC/oz	h	1,516	—	1,166	918	1,335	1,408	1,231
a.These results represent our 61.5% interest in Carlin, Cortez, Turquoise Ridge, Phoenix and Long Canyon until it transitioned to care and maintenance at the end of 2023, as previously reported.
b.On September 10, 2025, we reached an agreement to sell the Hemlo gold mine to Carcetti Capital Corp. for gross proceeds of up to $1.09 billion. The transaction closed on
November 26, 2025.  Accordingly, operating and financial results provided are up to the closing date.
c.Other - Other adjustments at Loulo-Gounkoto include the removal of the fair value increment on inventory resulting from the purchase price allocation when we regained control.  Other adjustments at Carlin include the removal of TCC and costs to produce by-products associated with Emigrant, which is producing incidental ounces.
d.Exploration and evaluation costs - Exploration, evaluation and project expenses are presented as minesite sustaining if it supports current mine operations and project if it relates to future projects. Refer to page 49 of this MD&A.
e.Capital expenditures - Capital expenditures are related to our gold sites only and are split between minesite sustaining and project capital expenditures.
f.Rehabilitation - accretion and amortization - Includes depreciation on the assets related to rehabilitation provisions of our gold operations and accretion on the rehabilitation provision of our gold operations, split between operating and non-operating sites.
g.COS/oz - Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold
(both on an attributable basis using Barrick’s ownership share).
h.Per ounce figures - COS/oz, TCC/oz and AISC/oz may not calculate based on amounts presented in this table due to rounding.
i.As Porgera was placed on care and maintenance from April 25, 2020 until December 22, 2023, no operating data or per ounce data has been provided from Q3 2020 to Q4
2023.  On December 22, 2023, we completed the Commencement Agreement, pursuant to which the PNG government and BNL, the 95% owner and operator of the
Porgera joint venture, agreed on a partnership for the future ownership and operation of the mine.  Ownership of Porgera is held in a joint venture owned 51% by PNG

BARRICK YEAR-END 2025	66	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
stakeholders and 49% by a Barrick affiliate, PJL. PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick now holds a 24.5%
ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.
j.As a result of temporary suspension of operations at Loulo-Gounkoto starting January 14, 2025, and subsequent loss of control on June 16, 2025, no operating data or per ounce data was provided for Q1 2025 to Q3 2025.  On November 24, 2025, Barrick announced that an agreement had been entered into with the
Government of the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional administration of the Loulo-Gounkoto complex was terminated on December 16, 2025, at which point operational control was handed back to Somilo and Gounkoto's management.
k.On October 6, 2025, we reached an agreement to sell our interest in the Tongon gold mine and certain of its exploration properties to the Atlantic Group for total consideration of up to $305 million.  The transaction closed on December 1, 2025.  Accordingly, operating and financial results provided are up to the closing date.
l.Starting Q1 2024, we have ceased to include production or non-GAAP cost metrics for Long Canyon as it was placed on care and maintenance at the end of
2023, as previously reported.
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis

	For the three months ended		For the years ended
($ millions, except per pound information in dollars)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Cost of sales	281	193	875	706	726
Depreciation/amortization	(88)	(69)	(285)	(245)	(259)
Treatment and refinement charges	53	44	179	162	191
Cash cost of sales applicable to equity method investments	174	91	439	352	356
Less: royalties	(37)	(25)	(108)	(67)	(62)
Costs allocated to by-products	(22)	(7)	(46)	(25)	(19)
C1 cash cost of sales	361	227	1,054	883	933
General & administrative costs	11	12	39	17	22
Rehabilitation - accretion and amortization	1	1	6	9	9
Royalties	37	25	108	67	62
Minesite exploration and evaluation costs	3	1	7	4	7
Minesite sustaining capital expenditures	116	93	356	356	266
Sustaining leases	2	2	9	11	12
All-in sustaining costs	531	361	1,579	1,347	1,311
Tonnes sold - attributable basis (thousands of tonnes)	67	52	224	177	185
Pounds sold - attributable basis (millions pounds)	147	116	494	391	408
COS/lba,b	3.37	2.68	2.91	2.99	2.90
C1 cash costs per pound[a]	2.45	1.96	2.14	2.26	2.28
AISC/lba	3.61	3.14	3.20	3.45	3.21
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).

BARRICK YEAR-END 2025	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Copper Cost of Sales to C1 cash costs and All-in sustaining costs, including on a per pound basis, by operating site

	For the three months ended
($ millions, except per pound information in dollars)	12/31/25			9/30/25
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	175	282	38	85	193	33
Depreciation/amortization	(32)	(89)	(7)	(20)	(68)	(7)
Treatment and refinement charges	0	53	0	0	42	2
Less: royalties	0	(37)	0	0	(25)	0
Costs allocated to by-products	0	(7)	(15)	(1)	(2)	(4)
C1 cash cost of sales	143	202	16	64	140	24
Rehabilitation - accretion and amortization	1	1	0	0	1	0
Royalties	0	37	0	0	25	0
Minesite exploration and evaluation costs	3	0	0	1	0	0
Minesite sustaining capital expenditures	20	92	4	13	78	2
Sustaining leases	1	0	1	2	0	0
All-in sustaining costs	168	332	21	80	244	26
Tonnes sold - attributable basis (thousands of tonnes)	12	47	8	8	37	7
Pounds sold - attributable basis (millions pounds)	27	103	17	17	83	16
COS/lba,b	6.33	2.76	2.21	5.02	2.32	2.08
C1 cash costs per pound[a]	5.17	1.97	0.94	3.80	1.68	1.47
AISC/lba	6.03	3.24	1.20	4.82	2.93	1.65

($ millions, except per pound information in dollars)					For the years ended
	12/31/25			12/31/24			12/31/23
	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid	Zaldívar	Lumwana	Jabal Sayid
Cost of sales	423	877	137	347	704	118	354	723	107
Depreciation/amortization	(94)	(286)	(27)	(89)	(244)	(24)	(81)	(257)	(24)
Treatment and refinement charges	0	173	6	0	140	22	0	166	25
Less: royalties	0	(108)	0	0	(67)	0	0	(62)	0
Costs allocated to by-products	(1)	(13)	(32)	0	0	(25)	(1)	0	(18)
C1 cash cost of sales	328	643	84	258	533	91	272	570	90
Rehabilitation - accretion and amortization	2	4	0	0	9	0	0	9	0
Royalties	0	108	0	0	67	0	0	62	0
Minesite exploration and evaluation costs	7	0	0	4	0	0	7	0	0
Minesite sustaining capital expenditures	48	298	10	34	312	10	34	223	9
Sustaining leases	6	1	2	7	1	3	6	2	4
All-in sustaining costs	391	1,054	96	303	922	104	319	866	103
Tonnes sold - attributable basis (thousands of tonnes)	37	157	30	38	109	30	42	113	30
Pounds sold - attributable basis (millions pounds)	82	346	66	85	239	67	92	249	67
COS/lba,b	5.14	2.54	2.09	4.09	2.94	1.77	3.83	2.91	1.60
C1 cash costs per pound[a]	3.98	1.86	1.28	3.04	2.23	1.37	2.95	2.29	1.35
AISC/lba	4.75	3.05	1.46	3.58	3.85	1.56	3.46	3.48	1.53
a.COS/lb, C1 cash costs/lb and AISC/lb may not calculate based on amounts presented in this table due to rounding.
b.Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using Barrick’s ownership share).
EBITDA, Adjusted EBITDA, Attributable EBITDA, Attributable EBITDA Margin and Net Leverage
EBITDA is a non-GAAP financial measure, which excludes
the following from net earnings:
■Income tax expense;
■Finance costs;
■Finance income; and
■Depreciation.
Management believes that EBITDA is a valuable indicator
of our ability to generate liquidity by producing operating
cash flow to fund working capital needs, service debt
obligations, and fund capital expenditures. Management
uses EBITDA for this purpose. EBITDA is also frequently
used by investors and analysts for valuation purposes
whereby EBITDA is multiplied by a factor or “EBITDA
multiple” that is based on an observed or inferred
relationship between EBITDA and market values to
determine the approximate total enterprise value of a
company.
Adjusted EBITDA removes the effect of
impairment charges; acquisition/disposition gains/losses;

BARRICK YEAR-END 2025	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
foreign currency translation gains/losses; and other
expense adjustments.  We also remove the impact of the
income tax expense, finance costs, finance income and
depreciation incurred in our equity method accounted
investments.  Attributable EBITDA further removes the non-
controlling interest portion.  We believe these items provide a greater level of consistency with the adjusting items
included in our adjusted net earnings reconciliation, with the exception that these amounts are adjusted to remove any
impact on finance costs/income, income tax expense and/or
depreciation as they do not affect EBITDA.  We believe this
additional information will assist analysts, investors and
other stakeholders of Barrick in better understanding our
ability to generate liquidity from our attributable business, including equity method investments, by excluding these
amounts from the calculation as they are not indicative of
the performance of our core mining business and do not
necessarily reflect the underlying operating results for the periods presented.  Additionally, it is aligned with how we
present our forward-looking guidance on gold ounces and
copper pounds produced.
Attributable EBITDA margin is calculated as
attributable EBITDA divided by revenues - as adjusted.  We
believe this ratio will assist analysts, investors and other stakeholders of Barrick to better understand the relationship between revenues and EBITDA or operating profit.
Net leverage is calculated as debt, net of cash
divided by the sum of adjusted EBITDA of the last four
consecutive quarters.  We believe this ratio will assist
analysts, investors and other stakeholders of Barrick in
monitoring our leverage and evaluating our balance sheet.
EBITDA, adjusted EBITDA, attributable EBITDA,
attributable EBITDA margin and net leverage are intended
to provide additional information to investors and analysts
and do not have any standardized definition under IFRS,
and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with
IFRS. EBITDA, adjusted EBITDA and attributable EBITDA
exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working
capital balances, and therefore are not necessarily
indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate
EBITDA, adjusted EBITDA, attributable EBITDA,
attributable EBITDA margin and net leverage differently.
Reconciliation of Net Earnings to EBITDA, Adjusted EBITDA and Attributable EBITDA

	For the three months ended		For the years ended
($ millions)	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23
Net earnings	3,213	1,904	7,154	3,088	1,953
Income tax expense	794	477	1,651	1,520	861
Finance costs, net[a]	42	21	138	143	83
Depreciation	599	460	1,906	1,915	2,043
EBITDA	4,648	2,862	10,849	6,666	4,940
Impairment charges (reversals) of non-current assets[b]	5	3	12	(457)	312
Acquisition/disposition gains[c]	(1,146)	(250)	(1,107)	(24)	(364)
Loss on currency translation	6	(3)	3	39	93
Other expense adjustments[d]	559	47	823	249	96
Income tax expense, net finance costs[a], and depreciation from equity investees	238	197	732	532	397
Adjusted EBITDA	4,310	2,856	11,312	7,005	5,474
Non-controlling Interests	(1,226)	(834)	(3,155)	(1,820)	(1,487)
Attributable EBITDA	3,084	2,022	8,157	5,185	3,987
Revenues - as adjusted[e]	4,810	3,405	13,950	10,724	9,411
Attributable EBITDA margin[f]	64%	59%	58%	48%	42%
			As at 12/31/25	As at 12/31/24	As at 12/31/23
Net leverage[g]			-0.2:1	0.1:1	0.1:1
a.Finance costs exclude accretion.
b.There were no significant impairment charges or reversals in 2025.  Net impairment reversals for 2024 mainly relate to long-lived asset impairment reversals at
Lumwana and Veladero, partially offset by a goodwill impairment at Loulo-Gounkoto.
c.Acquisition/disposition gains for 2025 relate to gain on sale of our 50% interest in the Donlin Gold project in Q2 2025, and sale of our Hemlo gold mine, our interest in the Tongon gold mine and the Alturas project, all occurring in Q4 2025.  Q4 2025 was further impacted by the accounting impact of regaining control of the Loulo-Gounkoto complex on December 16, 2025, which largely offset the losses recognized earlier in 2025 relating to the deconsolidation and recognition of an investment at fair value following the change of control after it was placed under a temporary provisional administration on June 16, 2025.  The acquisition/
disposition gains in Q3 2025 mainly related to the revaluation of our 80% equity investment in Loulo-Gounkoto, as it was deconsolidated and an investment at fair value was recognized in Q2 2025, as described above.
d.Other expense adjustments for Q4 2025 and 2025 mainly relate to the settlement payment to the Government of Mali in November 2025 and the fair value increment on inventory resulting from the purchase price allocation when we regained control of Loulo-Gounkoto. 2025 was further impacted by reduced operations costs at Loulo-Gounkoto.  Other expense adjustments for 2024 mainly relate to a payment to the Government of Mali to advance negotiations, a customs and royalty settlement at Tongon, interest and penalties recognized following the settlement of the Zaldívar Tax Assessments in Chile, a provision made relating to a legacy mine site operated by Homestake Mining Company that was closed prior to the 2001 acquisition by Barrick, and an accrual relating to the road construction in Tanzania per our community investment obligations under the Twiga partnership.
e.Refer to Reconciliation of Sales to Realized Price per pound/ounce on page 69 of this MD&A.
f.Represents attributable EBITDA divided by revenues - as adjusted.
g.Represents debt, net of cash divided by adjusted EBITDA of the last four consecutive quarters.

BARRICK YEAR-END 2025	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Realized Price
Realized price is a non-GAAP financial measure which
excludes from sales:
■Treatment and refining charges; and
■Cumulative catch-up adjustment to revenue relating to
our streaming arrangements.
We believe this provides investors and analysts with a more
accurate measure with which to compare to market gold
and copper prices and to assess our gold and copper sales
performance. For those reasons, management believes that
this measure provides a more accurate reflection of our
Company’s past performance and is a better indicator of its
expected performance in future periods.
The realized price measure is intended to provide
additional information, and does not have any standardized
definition under IFRS and should not be considered in
isolation or as a substitute for measures of performance
prepared in accordance with IFRS. The measure is not
necessarily indicative of sales as determined under IFRS.
Other companies may calculate this measure differently.
The following table reconciles realized prices to the most
directly comparable IFRS measure.

Reconciliation of Sales to Realized Price per ounce/pound

($ millions, except per ounce/ pound information in dollars)	For the three months ended				For the years ended
	Gold		Copper		Gold			Copper
	12/31/25	9/30/25	12/31/25	9/30/25	12/31/25	12/31/24	12/31/23	12/31/25	12/31/24	12/31/23
Sales	5,353	3,748	514	320	15,147	11,820	10,350	1,475	855	795
Sales applicable to non-controlling interests	(1,756)	(1,237)	0	0	(4,895)	(3,579)	(3,179)	0	0	0
Sales applicable to equity method investments[a,b]	418	377	233	147	1,353	849	667	679	603	587
Sales applicable to sites in closure or care and maintenance[c]	(5)	(1)	0	0	(8)	(8)	(15)	0	0	0
Treatment and refining charges	10	7	53	44	30	29	30	179	162	191
Other[d]	(10)	0	0	0	(10)	(7)	(15)	0	0	0
Revenues – as adjusted	4,010	2,894	800	511	11,617	9,104	7,838	2,333	1,620	1,573
Ounces/pounds sold (000s ounces/ millions pounds)[c]	960	837	147	116	3,318	3,798	4,024	494	391	408
Realized gold/copper price per ounce/pound[e]	4,177	3,457	5.42	4.39	3,501	2,397	1,948	4.72	4.15	3.85
a.Represents sales of $327 million and $1,038 million, respectively, for Q4 2025 and 2025 (Q3 2025: $294 million; 2024: $741 million; 2023: $667 million)
applicable to our 45% equity method investment in Kibali and $91 million and $315 million, respectively (Q3 2025: $83 million; 2024: $108 million; 2023: $nil)
applicable to our 24.5% equity method investment in Porgera for gold.  Represents sales of $151 million and $394 million, respectively, for Q4 2025 and 2025
(Q3 2025: $77 million; 2024: $357 million; 2023: $253 million) applicable to our 50% equity method investment in Zaldívar and $83 million and $291 million, respectively (Q3 2025: $71 million; 2024: $270 million; 2023: $253 million) applicable to our 50% equity method investment in Jabal Sayid for copper.
b.Sales applicable to equity method investments are net of treatment and refinement charges.
c.On an attributable basis.  Excludes Pierina, which was producing incidental ounces until December 31, 2023 while in closure. It also excludes Long Canyon which is producing residual ounces from the leach pad while in care and maintenance.
d.Represents cumulative catch-up adjustment to revenue relating to our streaming arrangements.  Refer to note 2e to the Financial Statements for more information.
e.Realized price per ounce/pound may not calculate based on amounts presented in this table.

BARRICK YEAR-END 2025	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Technical Information

The scientific and technical information contained in this
MD&A has been reviewed and approved by Tricia Evans,
BSc, SMERM, Mineral Resource Manager: North America;
Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr.
Sci. Nat, Resource Geology Lead – North America; Richard
Peattie, MPhil, FAusIMM, Mineral Resources Manager:
Africa and Middle East; Peter Jones, MAIG, Manager
Resource Geology – South America & Asia Pacific; and
Joel Holliday, FAusIMM, Executive Vice-President,
Exploration – each a “Qualified Person” as defined in
National Instrument 43-101 – Standards of Disclosure for
Mineral Projects.
All mineral reserve and mineral resource estimates
are estimated in accordance with National Instrument
43-101 – Standards of Disclosure for Mineral Projects.
Unless otherwise noted, such mineral reserve and mineral
resource estimates are as of December 31, 2025.
Endnotes

1A Tier One Gold Asset is an asset with a $1,400/oz reserve with potential to deliver a minimum 10-year life, annual production of at least 500,000 ounces of gold and with costs per ounce in the lower half of the industry cost curve.  Tier
One Assets must be located in a world-class geological district with potential for organic reserve growth and long-term geologically driven addition.
2A Tier Two Gold Asset is an asset with a reserve with potential to deliver a minimum 10-year life, annual production of at least 250,000 ounces of gold and TCC/oz over the mine life that are in the lower half of the industry cost curve.
3A Tier One Copper Asset/Project is an asset with a $3.00/lb reserve with potential for +5Mt contained copper in support of at least 20 years life, annual production of at least 200ktpa, with costs per pound in the lower half of the industry cost curve.
4A Strategic Asset is an asset, which in the opinion of Barrick, has the potential to deliver significant unrealized value in the future.
5Currently consists of Barrick’s Lumwana mine,  Zaldívar and Jabal Sayid joint ventures, and Reko Diq project.
6Further information on these non-GAAP financial measures, including detailed reconciliations, is included on pages 57 to
69 of this MD&A.
7Gold COS/oz is calculated as cost of sales across our gold operations (excluding sites in closure or care and maintenance) divided by ounces sold (both on an attributable basis using Barrick’s ownership share).  Copper COS/lb is calculated as cost of sales across our copper operations divided by pounds sold (both on an attributable basis using
Barrick’s ownership share).
8TRIFR is a ratio calculated as follows: number of reportable injuries x 1,000,000 hours divided by the total number of hours worked. Reportable injuries include fatalities, lost time injuries, restricted duty injuries, and medically treated injuries. LTIFR is a ratio calculated as follows:  number of lost time injuries x 1,000,000 hours divided by the total number of hours worked.
9Class 1 - High Significance is defined as an incident that causes significant negative impacts on human health or the environment or an incident that extends onto publicly accessible land and has the potential to cause significant adverse impact to surrounding communities, livestock or wildlife.
10Categories as defined in the Greenhouse Gas Protocol’s Technical Guidance for Calculating Scope 3 Emissions.
Achievement of Barrick’s Scope 3 targets will require collaboration with suppliers and customers in our value chain, which are outside of Barrick’s direct control.
11Preliminary figures and subject to external assurance.
12All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu Mt are reported to the second significant digit.  All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places. All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place. 2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper & silver mineral resources and mineral reserves.
13Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by
Canadian securities regulatory authorities. Estimates are as of December 31, 2025, unless otherwise noted. Proven reserves of 390 million tonnes grading 1.38 g/t, representing 17 million ounces of gold, and 520 million tonnes grading
0.38%, representing 2.0 million tonnes of copper. Probable reserves of 2,300 million tonnes grading 0.91 g/t, representing
68 million ounces of gold, and 3,400 million tonnes grading 0.47%, representing 16 million tonnes of copper. Measured resources of 570 million tonnes grading 1.45 g/t, representing  26 million ounces of gold, and 740 million tonnes grading
0.36%, representing 2.7 million tonnes of copper. Indicated resources of 4,200 million tonnes grading 0.95 g/t, representing 130 million ounces of gold, and 5,300 million tonnes grading 0.40%, representing 21 million tonnes of copper. Inferred resources of 1,300 million tonnes grading 1.0 g/t, representing 43 million ounces of gold, and 1,400

BARRICK YEAR-END 2025	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
million tonnes grading 0.3%, representing 4.2 million tonnes of copper. Totals may not appear to sum correctly due to rounding.  Complete mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 74-83 of Barrick’s Fourth Quarter and Year-End 2025
Report.
14Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by
Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted. Proven reserves of 270 million tonnes grading 1.75 g/t, representing 15 million ounces of gold, and 380 million tonnes grading
0.42%, representing 1.6 million tonnes of copper. Probable reserves of 2,500 million tonnes grading 0.90 g/t, representing
74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper. Measured resources of 450 million tonnes grading 1.68 g/t, representing  24 million ounces of gold, and 600 million tonnes grading
0.38%, representing 2.3 million tonnes of copper. Indicated resources of 4,800 million tonnes grading 1.01 g/t, representing 150 million ounces of gold, and 5,400 million tonnes grading 0.39%, representing 22 million tonnes of copper. Inferred resources of 1,400 million tonnes grading 0.9 g/t, representing 41 million ounces of gold, and 1,300 million tonnes grading 0.3%, representing 3.9 million tonnes of copper. Totals may not appear to sum correctly due to rounding.  Complete 2024 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 32-45 of Barrick’s Annual Information Form/Form 40-F for
the year ended December 31, 2024 on file with Canadian provincial securities regulatory authorities and the U.S.
Securities and Exchange Commission.
15Reserve replacement measures attributable reserve gains in ounces or gold equivalent ouncesa calculated from the cumulative net change in attributable reserve in ounces or gold equivalent ouncesa, respectively, from the most recently completed three years (excluding any attributable acquisitions or divestments).
The three-year rolling average gold mineral reserve replacement percentage is calculated from the cumulative net change in attributable reserves in ounces from the three most recently completed years divided by the cumulative depletion in attributable reserve in ounces from the three most recently completed years as set forth in the table below
(excluding attributable acquisitions and divestments).b
The three-year average gold equivalent replacement percentage is calculated from the cumulative net change in attributable reserves in gold equivalent ouncesa from the three most recently completed years divided by the cumulative depletion in attributable reserve in gold equivalent ouncesa from the three most recently completed years as set forth in the table below (excluding attributable acquisitions and divestments):b

Year	Attributable P&P Gold (Moz)	Attributable P&P Gold Depletion (Moz)	Attributable P&P Gold Net Change (Moz)	Attributable P&P (GEOa)	Attributable P&P Depletion (GEOa)	Attributable P&P Net Change GEO (using reported reserve prices)[a]
2023[c]	77	(4.6)	5	105	(6.0)	6.7
2024[d]	89	(4.6)	17	176	(6.1)	79
2025[e]	85	(3.7)	1.8	171	(5.1)	1.4
2023 - 2025 Total[f]	N/A	(12.9)	23.8	N/A	(17.2)	87
a  Gold equivalent ounces calculated from our copper assets are calculated using long-term mineral reserve commodity prices of (I) $1,500/oz gold and $3.25/lb copper for 2025, (ii) $1,400/oz gold and $3.00/lb copper for 2024, and (iii)
$1,300/oz gold and $3.00/lb copper for 2023. All gold equivalent ounces are reported to the second significant digit.
b  Complete mineral reserves and mineral resource data for all mines and projects, including tonnes, grades, and ounces, can be found in the Mineral Reserves and Mineral Resources Tables included in pages 75 to 84 of the MD&A accompanying Barrick’s fourth quarter and full year 2025 financial statements filed on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. All estimates are estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by Canadian securities regulatory authorities.
c  Estimates are as of December 31, 2023. Proven mineral reserves of 250 million tonnes grading 1.85g/t, representing 15 million ounces of gold, and 320 million tonnes grading 0.41%, representing 1.3 million tonnes of copper.  Probable reserves of 1,200 million tonnes grading 1.61g/t, representing 61 million ounces of gold, and 1,100 million tonnes grading 0.38%, representing 4.3 million tonnes of copper.
d  Estimates are as of December 31, 2024. Proven mineral reserves of 270 million tonnes grading 1.75g/t, representing 15 million ounces of gold, and 380 million tonnes grading 0.42%, representing 1.6 million tonnes of copper.  Probable reserves of 2,500 million tonnes grading 0.90g/t, representing 74 million ounces of gold, and 3,600 million tonnes grading 0.46%, representing 17 million tonnes of copper.
e  Estimates are as of December 31, 2025. Proven mineral reserves of 390 million tonnes grading 1.38g/t, representing 17 million ounces of gold, and 520 million tonnes grading 0.38%, representing 2.0 million tonnes of copper.  Probable reserves of 2,300 million tonnes grading 0.91g/t, representing 68 million ounces of gold, and 3,900 million tonnes grading 0.46%, representing 18 million tonnes of copper.
f    Totals may not appear to sum correctly due to rounding.

BARRICK YEAR-END 2025	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
16Fourmile Significant Interceptsa

Drill Results from Q4 2025
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)	True Width (m)[c]	Au (g/t)
FM25-260DW1	152	(82)	1335.3 - 1338.7	3.4	3.4	37.16
FM25-262D	5	(86)	714.5 - 720.7	6.2	6.2	26.83
			863 - 868.7	5.7	5.7	20.34
FM25-263D	25	(82)	711.9 - 718.4	6.5	6.5	13.98
			845.2 - 865.2	20.0	16.0	23.58
FM25-291D	50	(79)	897.2 - 910.4	13.2	10.5	4.10
			922.3 - 925.7	3.4	2.7	4.18
			1378.2 - 1381.9	3.7	2.3	34.47
			1519.1 - 1527.4	8.3	5.1	20.56
			1548.5 - 1552	3.5	2.2	15.24
FM25-300D	51	(74)	1314.6 - 1330.6	16.0	13.4	38.35
FM25-303D	123	(75)	1131.4 - 1134.9	3.5	2.6	13.93
FM25-314D	41	(80)	1291.4 - 1312.8	21.4	12.0	12.74
FM25-316D	97	(79)	1244.8 - 1247.4	2.6	2.5	22.44
FM25-318D	66	(84)	877.2 - 880	2.8	2.8	4.61
			1201.5 - 1204.6	3.1	2.7	4.43
FM25-319D	52	(75)	1129.9 - 1137.8	7.9	7.5	5.36
			1143.6 - 1150.3	6.7	6.7	20.15
			1200.6 - 1206.1	5.5	4.3	25.12
			1353.6 - 1358.2	4.6	1.2	11.34
			1391.7 - 1395.4	3.7	3.7	9.31
FM25-321D	195	(85)	728.3 - 743.6	15.3	15.0	12.89
			1092.1 - 1095.1	3.0	3.0	6.75
			1101.2 - 1128.1	26.9	12.2	33.71
			1150 - 1160.7	10.7	3.6	5.15
FM25-326D	50	(72)	1214.6 - 1219.2	4.6	3.8	11.08
FM25-328D	245	(82)	1127 - 1129.4	2.4	2.4	5.96
			1137.2 - 1150.6	13.4	13.4	14.71
			1185.7 - 1188.3	2.6	2.0	14.94
			1201.2 - 1207	5.8	5.0	39.78
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum downhole intercept width is 2.4 meters; internal dilution is less than
20% total width.
b.Fourmile drill hole nomenclature: Project area (FM - Fourmile) followed by the year (25 for 2025) then hole number.
c.True width (TW) for FM drillholes has been estimated based on the latest geological and ore controls model and it is subject to refinement as additional data becomes available.
The drilling results for Fourmile contained in this MD&A have been prepared in accordance with National Instrument
43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Fourmile conform to industry accepted quality control methods.
17See the Technical Report on the Cortez Complex, Lander and Eureka Counties, State of Nevada, USA, dated December
31, 2021, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 18, 2022.
18H2 GRUG Significant Interceptsa

Drill Results from Q4 2025
						Including[c]
Drill Hole[b]	Azimuth	Dip	Interval (m)	Width (m)	Au (g/t)	Interval (m)	Width (m)	Au (g/t)
GRC-25001A	154	(80)	388.3-448.3	60	23.12	388.2-389.5	1.2	30.46
						401.1-402.6	1.5	49.88
						406.9-408.4	1.5	76
						418.2-139.2	21	40.55
GRC-25002	92	(79)	404-407.5	3.5	6.35
			410.6-411.9	1.4	11.25
			425.5-436.5	11	17.44	428.9-430.4	1.5	65
			422.6-448.7	6.1	37.25	442.6-447.1	4.6	46.53
			450.2-451.7	1.5	3.96

BARRICK YEAR-END 2025	73	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

453.2-456.3	3	31.9
457.8-459.3	1.5	3.55
525.8-530.4	4.6	29.2	525.8-527.3	1.5	28
			528.8-530.4	1.5	50.1
534-538.6	4.6	23	535.5-538.6	3	26.75
a.All intercepts calculated using a 3.4 g/t Au cutoff and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20%
total width.
b.Drill hole nomenclature: GRC Project area Goldrush followed by the year (25 for 2025) then hole number.
c.Included intervals calculated using a 20.0 g/t intercept width and are uncapped; minimum intercept width is 1.0 meters; internal dilution is less than 20% total width.
The drilling results for Goldrush contained in this MD&A have been prepared in accordance with National Instrument
43-101 – Standards of Disclosure for Mineral Projects. All drill hole assay information has been manually reviewed and approved by staff geologists and re-checked by the project manager. Sample preparation and analyses are conducted by an independent laboratory, ALS Minerals. Procedures are employed to ensure security of samples during their delivery from the drill rig to the laboratory. The quality assurance procedures, data verification and assay protocols used in connection with drilling and sampling on Goldrush conform to industry accepted quality control methods.
19Refer to the Technical Report on the Carlin Complex, Eureka and Elko County, Nevada, USA, dated March 14, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on March 14, 2025.
20See the Technical Report on the Pueblo Viejo mine, Dominican Republic, dated March 17, 2023, and filed on SEDAR+ at
www.sedarplus.ca and EDGAR at www.sec.gov on March 17, 2023.
21Refer to the Technical Report on the Reko Diq Project, Balochistan, Pakistan, dated February 19, 2025, and filed on
SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.
22Estimated in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects as required by
Canadian securities regulatory authorities. Estimates are as of December 31, 2024, unless otherwise noted.  Reko Diq probable reserves of 1,400 million tonnes grading 0.28 g/t representing 13 million ounces of gold, probable reserves of
1,500 million tonnes grading 0.48% representing 7.3 million tonnes of copper, indicated resources of 1,800 million tonnes grading 0.25 g/t representing 15 million ounces of gold, inferred resources of 640 million tonnes grading 0.2 g/t representing 3.9 million ounces of gold, indicated resources of 2,000 million tonnes grading 0.43% representing 8.4 million tonnes of copper, and inferred resources of 690 million tonnes grading 0.3% representing 2.2 million tonnes of copper.
Complete 2024 mineral reserve and mineral resource data for all mines and projects referenced in this MD&A, including tonnes, grades, and ounces, can be found on pages 83-92 of Barrick’s Fourth Quarter and Year-End 2024 Report.
23Refer to the Technical Report on the Lumwana Expansion Project, Republic of Zambia, dated February 19, 2025, and filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov on February 19, 2025.

BARRICK YEAR-END 2025	74	MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Glossary of Technical Terms

ALL-IN SUSTAINING COSTS: A non-GAAP measure of cost per
ounce/pound for gold/copper. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.
AUTOCLAVE: Oxidation process in which high temperatures and
pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.
BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.
C1 CASH COSTS: A non-GAAP measure of cost per pound for
copper. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.
CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.
CONTAINED OUNCES: Represents ounces in the ground before
loss of ounces not able to be recovered by the applicable
metallurgical processing process.
DEVELOPMENT: Work carried out for the purpose of gaining
access to an ore body. In an underground mine, this includes shaft sinking, crosscutting, drifting and raising. In an open-pit mine, development includes the removal of overburden (more commonly referred to as stripping in an open pit).
DILUTION: The effect of waste or low-grade ore which is
unavoidably extracted and comingled with the ore mined thereby lowering the recovered grade from what was planned to be mined.
DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.
DRILLING:
Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays.
Reverse circulation: drilling that uses a rotating cutting bit within a double-walled drill pipe and produces rock chips
rather than core.  Air or water is circulated down to the bit between the inner and outer wall of the drill pipe.  The chips are forced to the surface through the center of the drill pipe and are collected, examined and assayed.
In-fill: drilling closer spaced holes in between existing holes, used to provide greater geological detail and to help upgrade resource estimates to reserve estimates.
Step-out: drilling to intersect a mineralized horizon or structure along strike or down-dip.
EXPLORATION: Prospecting, sampling, mapping, drilling and
other work involved in searching for minerals.
FREE CASH FLOW: A non-GAAP measure that reflects our ability to generate cash flow. Refer to page 58 of this MD&A for a
definition.
GRADE: The amount of metal in each tonne of ore, expressed as grams per tonne (g/t) for precious metals and as a percentage for most other metals.
Cut-off grade: the minimum metal grade at which an ore body
can be economically mined (used in the calculation of ore
reserves).
Mill-head grade: metal content per tonne of ore going into a mill for processing.
Reserve grade: estimated metal content of an ore body,
based on reserve calculations.
HEAP LEACHING: A process whereby gold/copper is extracted by
“heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden
solution is then collected for gold/copper recovery.
HEAP LEACH PAD: A large impermeable foundation or pad used
as a base for stacking ore for the purpose of heap leaching.
MILL: A processing facility where ore is finely ground and
thereafter undergoes physical or chemical treatment to extract the valuable metals.
MINERAL RESERVE: See pages 74 to 83 – Summary Gold/
Copper Mineral Reserves and Mineral Resources.
MINERAL RESOURCE: See pages 74 to 83 – Summary Gold/
Copper Mineral Reserves and Mineral Resources.
OPEN PIT: A mine where the minerals are mined entirely from the surface.
ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.
ORE BODY: A sufficiently large amount of ore that can be mined economically.
OUNCES: Troy ounce is a unit of measure used for weighing gold at 999.9 parts per thousand purity and is equivalent to 31.1035g.
RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support future beneficial land use.
Reclamation activity may include the removal of buildings,
equipment, machinery and other physical remnants of mining,
closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock dumps and other disturbed areas.
RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the valuable material recovered compared to the total material
originally contained in the ore.
REFINING: The final stage of metal production in which impurities are removed through heating to extract the pure metal.
ROASTING: The treatment of sulfide ore by heat and air, or
oxygen enriched air, in order to oxidize sulfides and remove other elements (carbon, antimony or arsenic).
SAFE CLOSURE: A closed tailings facility that does not pose
ongoing material risks to people or the environment which has been confirmed by an Independent Tailings Review Board or senior independent technical reviewer and signed off by an Accountable
Executive as defined by the Global Industry Standard on Tailings
Management.
STRIPPING: Removal of overburden or waste rock overlying an
ore body in preparation for mining by open-pit methods.
TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.
TOTAL CASH COSTS: A non-GAAP measure of cost per ounce
for gold. Refer to page 59 of this MD&A for further information and a reconciliation of the measure.

BARRICK YEAR-END 2025	75	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Mineral Resources
The tables on the next eight pages set forth Barrick’s
interest in the total proven and probable gold, silver and
copper reserves and in the total measured, indicated and
inferred gold, silver and copper resources and certain
related information at each property. For further details of proven and probable mineral reserves and measured,
indicated and inferred mineral resources by category, metal
and property, see pages 74 to 83.
The Company has carefully prepared and verified
the mineral reserve and mineral resource figures and
believes that its method of estimating mineral reserves has
been verified by mining experience. These figures are
estimates, however, and no assurance can be given that
the indicated quantities of metal will be produced. Metal
price fluctuations may render mineral reserves containing
relatively lower grades of mineralization uneconomic.
Moreover, short-term operating factors relating to the
mineral reserves, such as the need for orderly development
of ore bodies or the processing of new or different ore
grades, could affect the Company’s profitability in any
particular accounting period.
Definitions
A mineral resource is a concentration or occurrence of
diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious
metals, coal, and industrial minerals in or on the Earth’s
crust in such form and quantity and of such a grade or
quality that it has reasonable prospects for economic
extraction. The location, quantity, grade, geological
characteristics and continuity of a mineral resource are
known, estimated or interpreted from specific geological
evidence and knowledge. Mineral resources are sub-
divided, in order of increasing geological confidence, into
inferred, indicated and measured categories.
An inferred mineral resource is that part of a
mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and
limited sampling and reasonably assumed, but not verified,
geological and grade continuity. The estimate is based on
limited information and sampling gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes.
An indicated mineral resource is that part of a
mineral resource for which quantity, grade or quality,
densities, shape and physical characteristics can be
estimated with a level of confidence sufficient to allow the appropriate application of technical and economic
parameters, to support mine planning and evaluation of the
economic viability of the deposit. The estimate is based on
detailed and reliable exploration and testing information
gathered through appropriate techniques from locations
such as outcrops, trenches, pits, workings and drill holes
that are spaced closely enough for geological and grade
continuity to be reasonably assumed.
A measured mineral resource is that part of a
mineral resource for which quantity, grade or quality,
densities, shape and physical characteristics are so well
established that they can be estimated with confidence
sufficient to allow the appropriate application of technical and economic parameters, to support production planning
and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration,
sampling and testing information gathered through
appropriate techniques from locations such as outcrops,
trenches, pits, workings and drill holes that are spaced
closely enough to confirm both geological and grade
continuity.
Mineral resources, which are not mineral reserves,
do not have demonstrated economic viability.
A mineral reserve is the economically mineable
part of a measured or indicated mineral resource
demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining,
processing, metallurgical, economic and other relevant
factors that demonstrate, at the time of reporting, that
economic extraction can be justified.
A mineral reserve includes diluting materials and
allowances for losses that may occur when the material is
mined. Mineral reserves are sub-divided in order of
increasing confidence into probable mineral reserves and
proven mineral reserves. A probable mineral reserve is the
economically mineable part of an indicated and, in some
circumstances, a measured mineral resource demonstrated
by at least a preliminary feasibility study. This study must include adequate information on mining, processing,
metallurgical, economic and other relevant factors that
demonstrate, at the time of reporting, that economic
extraction can be justified.
A proven mineral reserve is the economically
mineable part of a measured mineral resource
demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining,
processing, metallurgical, economic and other relevant
factors that demonstrate, at the time of reporting, that
economic extraction is justified.

BARRICK YEAR-END 2025	76	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	4.20	0.00052	—	—	—	0.0038	4.20	0.00052
Bulyanhulu underground	0.71	5.95	0.14	16	7.03	3.7	17	6.98	3.8
Bulyanhulu (84.00%) total	0.71	5.95	0.14	16	7.03	3.7	17	6.98	3.8
Jabal Sayid surface	0.14	0.46	0.0021	—	—	—	0.14	0.46	0.0021
Jabal Sayid underground	8.4	0.30	0.080	3.2	0.49	0.051	12	0.35	0.13
Jabal Sayid (50.00%) total	8.5	0.30	0.082	3.2	0.49	0.051	12	0.35	0.13
Kibali surface	7.0	2.17	0.49	21	2.28	1.5	28	2.25	2.0
Kibali underground	6.4	4.19	0.87	16	3.74	1.9	23	3.86	2.8
Kibali (45.00%) total	13	3.13	1.4	37	2.92	3.5	50	2.97	4.8
Loulo-Gounkoto surface[4]	8.7	2.56	0.71	15	3.34	1.7	24	3.06	2.4
Loulo-Gounkoto underground[4]	6.4	5.40	1.1	21	5.04	3.4	27	5.13	4.5
Loulo-Gounkoto (80.00%) total[4]	15	3.77	1.8	36	4.32	5.0	51	4.16	6.9
North Mara surface	5.4	3.22	0.55	30	1.66	1.6	35	1.90	2.2
North Mara underground	1.8	3.18	0.18	6.2	4.47	0.89	7.9	4.18	1.1
North Mara (84.00%) total	7.1	3.21	0.73	36	2.14	2.5	43	2.32	3.2
AFRICA AND MIDDLE EAST TOTAL	45	2.87	4.1	130	3.55	15	170	3.37	19
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	0.69	5.4	280	0.61	5.4	520	0.65	11
Porgera surface	1.8	2.88	0.16	8.4	2.28	0.61	10	2.38	0.78
Porgera underground	1.2	5.85	0.23	2.5	4.97	0.40	3.7	5.26	0.63
Porgera (24.50%) total	3.0	4.10	0.40	11	2.89	1.0	14	3.15	1.4
Reko Diq surface (50.00%)	—	—	—	1,400	0.28	13	1,400	0.28	13
Veladero surface (50.00%)	25	0.67	0.53	38	0.70	0.85	62	0.69	1.4
SOUTH AMERICA AND ASIA PACIFIC TOTAL	270	0.73	6.3	1,800	0.36	20	2,000	0.41	26
NORTH AMERICA
Carlin surface	5.0	1.56	0.25	52	2.32	3.9	57	2.25	4.1
Carlin underground	—	—	—	18	8.15	4.7	18	8.15	4.7
Carlin (61.50%) total	5.0	1.56	0.25	70	3.81	8.6	75	3.66	8.8
Cortez surface	1.6	1.96	0.099	60	0.92	1.8	62	0.95	1.9
Cortez underground	—	—	—	28	6.67	6.0	28	6.67	6.0
Cortez (61.50%) total	1.6	1.96	0.099	88	2.76	7.8	90	2.75	7.9
Phoenix surface (61.50%)	4.2	0.71	0.097	110	0.57	1.9	110	0.58	2.0
Pueblo Viejo surface (60.00%)[13]	54	2.22	3.8	130	1.99	8.5	190	2.06	12
Turquoise Ridge surface	—	—	—	25	2.20	1.7	25	2.20	1.7
Turquoise Ridge underground	6.6	11.67	2.5	14	10.09	4.7	21	10.59	7.2
Turquoise Ridge (61.50%) total	6.6	11.67	2.5	39	5.12	6.4	46	6.07	8.9
NORTH AMERICA TOTAL	71	2.96	6.8	440	2.37	33	510	2.46	40

TOTAL	390	1.38	17	2,300	0.91	68	2,700	0.98	85

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	77	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu	Tonnes	Cu Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	0.33	0.000013	—	—	—	0.0038	0.33	0.000013
Bulyanhulu underground	0.71	0.32	0.0023	16	0.36	0.059	17	0.36	0.061
Bulyanhulu (84.00%) total	0.71	0.32	0.0023	16	0.36	0.059	17	0.36	0.061
Jabal Sayid surface	0.14	2.65	0.0038	—	—	—	0.14	2.65	0.0038
Jabal Sayid underground	8.4	2.07	0.17	3.2	2.32	0.075	12	2.14	0.25
Jabal Sayid (50.00%) total	8.5	2.08	0.18	3.2	2.32	0.075	12	2.15	0.25
Lumwana surface (100%)	150	0.47	0.69	1,400	0.52	7.4	1,600	0.52	8.1
AFRICA AND MIDDLE EAST TOTAL	160	0.56	0.87	1,400	0.53	7.5	1,600	0.53	8.4
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	0.25	0.60	280	0.23	0.64	520	0.24	1.2
Reko Diq surface (50.00%)	—	—	—	1,500	0.48	7.3	1,500	0.48	7.3
Zaldívar surface (50.00%)	120	0.41	0.47	62	0.38	0.24	180	0.40	0.71
SOUTH AMERICA AND ASIA PACIFIC TOTAL	360	0.30	1.1	1,800	0.44	8.2	2,200	0.42	9.2
NORTH AMERICA
Phoenix surface (61.50%)	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23
NORTH AMERICA TOTAL	6.0	0.15	0.0092	120	0.18	0.22	130	0.18	0.23

TOTAL	520	0.38	2.0	3,400	0.47	16	3,900	0.46	18

See “Mineral Reserves and Resources Endnotes”.

Silver Mineral Reserves[1,2,3,5]
As at December 31, 2025	PROVEN[9]			PROBABLE[9]			TOTAL[9]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	5.10	0.00063	—	—	—	0.0038	5.10	0.00063
Bulyanhulu underground	0.71	5.46	0.12	16	5.32	2.8	17	5.32	2.9
Bulyanhulu (84.00%) total	0.71	5.45	0.12	16	5.32	2.8	17	5.32	2.9
AFRICA AND MIDDLE EAST TOTAL	0.71	5.45	0.12	16	5.32	2.8	17	5.32	2.9
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	240	1.88	15.0	280	1.38	12	520	1.61	27
Veladero surface (50.00%)	25	12.17	9.7	38	13.97	17	62	13.25	27
SOUTH AMERICA AND ASIA PACIFIC TOTAL	270	2.83	24	310	2.88	29	580	2.86	54
NORTH AMERICA
Phoenix surface (61.50%)	4.2	7.89	1.1	110	6.54	22	110	6.59	23
Pueblo Viejo surface (60.00%)[13]	54	12.01	21	130	12.42	53	190	12.30	74
NORTH AMERICA TOTAL	58	11.70	22	240	9.81	75	300	10.18	97

TOTAL	330	4.40	46	570	5.85	110	900	5.32	150

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	78	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	4.20	0.00052	—	—	—	0.00052	—	—	—
Bulyanhulu underground	2.4	8.16	0.63	27	7.56	6.7	7.3	9.4	7.3	2.2
Bulyanhulu (84.00%) total	2.4	8.16	0.63	27	7.56	6.7	7.3	9.4	7.3	2.2
Jabal Sayid surface	0.14	0.46	0.0021	—	—	—	0.0021	—	—	—
Jabal Sayid underground	9.3	0.37	0.11	5.4	0.54	0.094	0.20	1.2	0.6	0.022
Jabal Sayid (50.00%) total	9.4	0.37	0.11	5.4	0.54	0.094	0.21	1.2	0.6	0.022
Kibali surface	11	2.04	0.70	38	2.17	2.6	3.3	18	2.0	1.1
Kibali underground	10	4.09	1.3	32	3.35	3.4	4.8	4.5	2.4	0.35
Kibali (45.00%) total	21	3.04	2.0	70	2.71	6.1	8.1	22	2.1	1.5
Loulo-Gounkoto surface[4]	11	2.54	0.89	19	3.34	2.1	3.0	2.8	2.4	0.22
Loulo-Gounkoto underground[4]	18	4.16	2.4	38	4.22	5.1	7.5	12	2.0	0.81
Loulo-Gounkoto (80.00%) total[4]	29	3.55	3.3	57	3.93	7.2	10	15	2.1	1.0
North Mara surface	9.9	2.68	0.85	48	1.64	2.5	3.4	12	1.7	0.64
North Mara underground	5.3	2.09	0.36	26	2.45	2.0	2.4	5.2	2.2	0.36
North Mara (84.00%) total	15	2.47	1.2	74	1.92	4.6	5.8	17	1.9	1.0
AFRICA AND MIDDLE EAST TOTAL	76	2.95	7.3	230	3.28	25	32	65	2.8	5.8
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	320	0.67	6.9	800	0.54	14	21	380	0.4	5.3
Pascua Lama surface (100%)	43	1.86	2.6	390	1.49	19	21	15	1.7	0.86
Porgera surface	6.1	2.94	0.58	19	2.18	1.3	1.9	14	1.6	0.72
Porgera underground	2.6	5.24	0.44	5.2	4.52	0.75	1.2	1.9	3.8	0.23
Porgera (24.50%) total	8.7	3.63	1.0	24	2.68	2.1	3.1	16	1.9	0.95
Reko Diq surface (50.00%)	—	—	—	1,800	0.25	15	15	660	0.2	4.1
Veladero surface (50.00%)	27	0.66	0.58	73	0.64	1.5	2.1	14	0.6	0.26
SOUTH AMERICA AND ASIA PACIFIC TOTAL	400	0.86	11	3,100	0.51	51	62	1,100	0.3	11

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	79	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Gold Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained ozs	Tonnes	Grade	Contained ozs	Contained ozs	Tonnes	Grade	Contained ozs
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
NORTH AMERICA
Carlin surface	9.6	1.31	0.41	87	1.95	5.5	5.9	40	0.9	1.2
Carlin underground	—	—	—	36	7.86	9.1	9.1	20	7.3	4.6
Carlin (61.50%) total	9.6	1.31	0.41	120	3.67	15	15	59	3.0	5.8
Cortez surface	1.6	1.96	0.099	97	0.89	2.8	2.9	31	0.6	0.60
Cortez underground	—	—	—	39	6.23	7.8	7.8	16	5.7	3.0
Cortez (61.50%) total	1.6	1.96	0.099	140	2.42	11	11	47	2.4	3.6
Fourmile underground (100%)	—	—	—	4.6	17.59	2.6	2.6	25	16.9	13
Phoenix surface (61.50%)	4.2	0.71	0.097	300	0.45	4.3	4.4	16	0.4	0.23
Pueblo Viejo surface (60.00%)[13]	65	2.07	4.3	180	1.82	11	15	9.4	1.5	0.46
Turquoise Ridge surface	9.0	10.99	3.2	43	1.88	2.6	2.6	14	1.1	0.50
Turquoise Ridge underground	—	—	—	20	9.59	6.1	9.3	4.8	9.5	1.5
Turquoise Ridge (61.50%) total	9.0	10.99	3.2	63	4.30	8.7	12	19	3.2	2.0
NORTH AMERICA TOTAL	89	2.82	8.1	810	1.98	51	59	180	4.5	25

TOTAL	570	1.45	26	4,200	0.95	130	150	1,300	1.0	43

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	80	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Copper Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Grade	Contained Cu	Tonnes	Grade	Contained Cu	Contained Cu	Tonnes	Grade	Contained Cu
Based on attributable tonnes	(Mt)	(%)	(Mt)	(Mt)	(%)	(Mt)	(Mt)	(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	0.33	0.000013	—	—	—	0.000013	—	—	—
Bulyanhulu underground	2.4	0.38	0.0093	27	0.38	0.11	0.11	9.4	0.3	0.032
Bulyanhulu (84.00%) total	2.4	0.38	0.0093	27	0.38	0.11	0.11	9.4	0.3	0.032
Jabal Sayid surface	0.14	2.65	0.0038	—	—	—	0.0038	—	—	—
Jabal Sayid underground	9.3	2.43	0.23	5.4	2.25	0.12	0.35	1.2	0.4	0.0049
Jabal Sayid (50.00%) total	9.4	2.44	0.23	5.4	2.25	0.12	0.35	1.2	0.4	0.0049
Lumwana surface (100%)	190	0.43	0.83	1,900	0.49	9.3	10	250	0.4	0.91
AFRICA AND MIDDLE EAST TOTAL	210	0.52	1.1	1,900	0.49	9.5	11	260	0.4	0.95
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	300	0.24	0.74	760	0.21	1.6	2.3	370	0.2	0.79
Reko Diq surface (50.00%)	—	—	—	2,000	0.43	8.5	8.5	720	0.3	2.4
Zaldívar surface (50.00%)	230	0.38	0.86	280	0.35	0.99	1.9	14	0.3	0.046
SOUTH AMERICA AND ASIA PACIFIC TOTAL	530	0.30	1.6	3,000	0.37	11	13	1,100	0.3	3.2
NORTH AMERICA
Phoenix surface (61.50%)	6.0	0.15	0.0092	330	0.16	0.54	0.55	19	0.1	0.023
NORTH AMERICA TOTAL	6.0	0.15	0.0092	330	0.16	0.54	0.55	19	0.1	0.023

TOTAL	740	0.36	2.7	5,300	0.40	21	24	1,400	0.3	4.2

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	81	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Silver Mineral Resources[1,3,5,6,7,8]
As at December 31, 2025	MEASURED (M)[9]			INDICATED (I)[9]			(M) + (I)[9]	INFERRED[10]
	Tonnes	Ag Grade	Contained Ag	Tonnes	Ag Grade	Contained Ag	Contained Ag	Tonnes	Ag Grade	Contained Ag
Based on attributable ounces	(Mt)	(g/t)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	0.0038	5.10	0.00063	—	—	—	0.00063	—	—	—
Bulyanhulu underground	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
Bulyanhulu (84.00%) total	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
AFRICA AND MIDDLE EAST TOTAL	2.4	6.94	0.54	27	5.70	5.0	5.6	9.4	5.8	1.8
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	320	1.72	18	800	1.18	30	48	380	1.0	13
Pascua-Lama surface (100%)	43	57.21	79	390	52.22	660	740	15	17.8	8.8
Veladero surface (50.00%)	27	12.50	11	73	13.56	32	43	14	13.8	6.3
SOUTH AMERICA AND ASIA PACIFIC TOTAL	390	8.54	110	1,300	17.67	720	830	410	2.1	28
NORTH AMERICA
Phoenix surface (61.50%)	4.2	7.89	1.1	300	5.68	55	56	16	5.4	2.8
Pueblo Viejo surface (60.00%)[13]	65	11.15	23	180	11.16	65	88	9.4	8.3	2.5
NORTH AMERICA TOTAL	69	10.95	24	480	7.75	120	140	26	6.5	5.3

TOTAL	460	8.89	130	1,800	14.80	840	980	450	2.4	35

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	82	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Gold Mineral Reserves[1,2,3,5]
For the years ended December 31	2025				2024
	Ownership	Tonnes	Grade[9]	Ounces	Ownership	Tonnes	Grade[9]	Ounces
Based on attributable ounces	%	(Mt)	(g/t)	(Moz)%		(Mt)	(g/t)	(Moz)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0038	4.20	0.00052	84.00%	0.0053	3.74	0.00064
Bulyanhulu underground	84.00%	17	6.98	3.8	84.00%	17	6.96	3.8
Bulyanhulu Total	84.00%	17	6.98	3.8	84.00%	17	6.96	3.8
Jabal Sayid surface	50.00%	0.14	0.46	0.0021	50.00%	0.14	0.66	0.0030
Jabal Sayid underground	50.00%	12	0.35	0.13	50.00%	13	0.37	0.16
Jabal Sayid Total	50.00%	12	0.35	0.13	50.00%	13	0.37	0.16
Kibali surface	45.00%	28	2.25	2.0	45.00%	24	2.13	1.6
Kibali underground	45.00%	23	3.86	2.8	45.00%	23	3.96	2.9
Kibali Total	45.00%	50	2.97	4.8	45.00%	47	3.03	4.6
Loulo-Gounkoto surface[4]	80.00%	24	3.06	2.4	80.00%	26	2.95	2.5
Loulo-Gounkoto underground[4]	80.00%	27	5.13	4.5	80.00%	31	4.90	4.9
Loulo-Gounkoto Total[4]	80.00%	51	4.16	6.9	80.00%	57	4.00	7.3
North Mara surface	84.00%	35	1.90	2.2	84.00%	30	1.92	1.9
North Mara underground	84.00%	7.9	4.18	1.1	84.00%	7.9	4.16	1.1
North Mara Total	84.00%	43	2.32	3.2	84.00%	38	2.39	2.9
Tongon surface[11]	—	—	—	—	89.70%	8.0	2.41	0.62
AFRICA AND MIDDLE EAST TOTAL		170	3.37	19		180	3.35	19
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface	50.00%	520	0.65	11	50.00%	600	0.60	12
Porgera surface	24.50%	10	2.38	0.78	24.50%	7.3	2.87	0.68
Porgera underground	24.50%	3.7	5.26	0.63	24.50%	3.9	6.47	0.81
Porgera Total	24.50%	14	3.15	1.4	24.50%	11	4.11	1.5
Pueblo Viejo surface[13]	—	—	—	—	60.00%	180	2.11	12
Reko Diq surface	50.00%	1,400	0.28	13	50.00%	1,400	0.28	13
Veladero surface	50.00%	62	0.69	1.4	50.00%	73	0.67	1.6
SOUTH AMERICA AND ASIA PACIFIC TOTAL		2,000	0.41	26		2,300	0.54	40
NORTH AMERICA
Carlin surface	61.50%	57	2.25	4.1	61.50%	62	2.33	4.6
Carlin underground	61.50%	18	8.15	4.7	61.50%	20	7.69	4.8
Carlin Total	61.50%	75	3.66	8.8	61.50%	82	3.62	9.5
Cortez surface	61.50%	62	0.95	1.9	61.50%	64	1.05	2.2
Cortez underground	61.50%	28	6.67	6.0	61.50%	28	6.78	6.1
Cortez Total	61.50%	90	2.75	7.9	61.50%	92	2.79	8.3
Hemlo surface[12]	—	—	—	—	100%	25	0.93	0.75
Hemlo underground[12]	—	—	—	—	100%	6.5	4.28	0.90
Hemlo Total[12]	—	—	—	—	100%	32	1.62	1.6
Phoenix surface	61.50%	110	0.58	2.0	61.50%	92	0.63	1.9
Pueblo Viejo surface[13]	60.00%	190	2.06	12	—	—	—	—
Turquoise Ridge surface	61.50%	25	2.20	1.7	61.50%	27	2.12	1.8
Turquoise Ridge underground	61.50%	21	10.59	7.2	61.50%	22	10.00	7.1
Turquoise Ridge Total	61.50%	46	6.07	8.9	61.50%	49	5.69	8.9
NORTH AMERICA TOTAL		510	2.46	40		350	2.71	30

TOTAL		2,700	0.98	85		2,800	0.99	89

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	83	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Summary Copper Mineral Reserves[1,2,3,5]
For the years ended December 31	2025				2024
	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes	Ownership	Tonnes	Cu Grade[9]	Contained Tonnes
Based on attributable tonnes	%	(Mt)	(%)	(Mt)%		(Mt)	(%)	(Mt)
AFRICA AND MIDDLE EAST
Bulyanhulu surface	84.00%	0.0038	0.33	0.000013	84.00%	0.0053	0.38	0.000020
Bulyanhulu underground	84.00%	17	0.36	0.061	84.00%	17	0.35	0.060
Bulyanhulu Total	84.00%	17	0.36	0.061	84.00%	17	0.35	0.060
Jabal Sayid surface	50.00%	0.14	2.65	0.0038	50.00%	0.14	2.68	0.0037
Jabal Sayid underground	50.00%	12	2.14	0.25	50.00%	13	2.14	0.28
Jabal Sayid Total	50.00%	12	2.15	0.25	50.00%	13	2.14	0.28
Lumwana surface	100%	1,600	0.52	8.1	100%	1,600	0.52	8.3
AFRICA AND MIDDLE EAST TOTAL		1,600	0.53	8.4		1,600	0.54	8.7
SOUTH AMERICA AND ASIA PACIFIC
Norte Abierto surface (50.00%)	50.00%	520	0.24	1.2	50.00%	600	0.22	1.3
Reko Diq surface (50.00%)	50.00%	1,500	0.48	7.3	50.00%	1,500	0.48	7.3
Zaldívar surface (50.00%)	50.00%	180	0.40	0.71	50.00%	180	0.43	0.75
SOUTH AMERICA AND ASIA PACIFIC TOTAL		2,200	0.42	9.2		2,300	0.41	9.4
NORTH AMERICA
Phoenix surface	61.50%	130	0.18	0.23	61.50%	120	0.18	0.21
NORTH AMERICA TOTAL		130	0.18	0.23		120	0.18	0.21

TOTAL		3,900	0.46	18		4,000	0.45	18

See “Mineral Reserves and Resources Endnotes”.

BARRICK YEAR-END 2025	84	RESERVES AND RESOURCES

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Mineral Reserves and Resources Endnotes
1.Mineral reserves (“reserves”) and mineral resources (“resources”) have been estimated as at December 31, 2025 (unless otherwise noted) in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) as
required by Canadian securities regulatory authorities. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).  These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after
January 1, 2021. The SEC Modernization Rules replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7, which was rescinded from and after the required compliance date of the SEC
Modernization Rules.  As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of
“measured”, “indicated” and “inferred” mineral resources.  In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be substantially similar to the corresponding Canadian Institute of Mining, Metallurgy and Petroleum definitions, as required by NI 43-101. U.S. investors should understand that “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. In addition, U.S.
investors are cautioned not to assume that any part or all of Barrick’s mineral resources constitute or will be converted into reserves. Mineral resource and mineral reserve estimations have been prepared by employees of Barrick, its joint venture partners or its joint venture operating companies, as applicable, under the supervision of Tricia Evans, BSc, SMERM, Mineral Resource
Manager: North America; Mark Roux, BSc (Hons), P. Grad. Cert. (Geostatistics), Pr. Sci. Nat, Resource Geology Lead – North
America; Richard Peattie, MPhil, FAusIMM, Mineral Resources Manager: Africa and Middle East; Peter Jones, MAIG, Manager
Resource Geology – South America & Asia Pacific; and Joel Holliday, FAusIMM, Executive Vice-President, Exploration.  For 2025,
reserves have been estimated based on an assumed gold price of US$1,500 per ounce, an assumed silver price of US$21.00 per ounce, and an assumed copper price of US$3.25 per pound and long-term average exchange rates of 1.30 CAD/US$, except at
Zaldívar, where mineral reserves for 2025 were calculated using Antofagasta guidance and an updated assumed copper price of
US$4.15 per pound; and at Norte Abierto where mineral reserves are reported by Newmont within a $1,700 per ounce gold, $3.50 per pound copper and $20 per ounce silver pit design. For 2024, reserves were estimated based on an assumed gold price of
US$1,400 per ounce, an assumed silver price of US$20.00 per ounce, and an assumed copper price of US$3.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Tongon and Hemlo open pit, where mineral reserves were estimated using $1,650/oz; at Zaldívar, where mineral reserves were calculated using Antofagasta guidance and an updated assumed copper price of US$3.80 per pound and at Norte Abierto where mineral reserves are reported by Newmont within a
$1,200 per ounce of gold, $2.75 per pound of copper and $22 per ounce of silver pit design, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600 per ounce of gold, $4.00 per pound of copper and $23 per ounce of silver for assumed mineral reserve commodity prices. Reserve estimates incorporate current and/or expected mine plans and cost levels at each property. Varying cut-off grades have been used depending on the mine and type of ore contained in the reserves. Barrick’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry-standard quality control practices. Resources as at December 31,
2025 have been estimated using varying cut-off grades, depending on both the type of mine or project, its maturity and ore types at each property.
2.In confirming our annual reserves for each of our mineral properties, projects, and operations, we conduct a reserve test on
December 31 of each year to verify that the future undiscounted cash flow from reserves is positive. The cash flow ignores all sunk costs and only considers future operating and closure expenses as well as any future capital costs.
3.All mineral resource and mineral reserve estimates of tonnes, Au oz, Ag oz and Cu tonnes are reported to the second significant digit.
4.The estimated mineral resources and mineral reserves for the Loulo-Gounkoto Complex, which were done under the 1991 Malian
Mining Code and the Loulo and Gounkoto Mining Conventions under which the Complex has operated until 24 November 2025, have been tested under the 2023 Mining Code and no material impact was found.
5.2025 polymetallic mineral resources and mineral reserves are estimated using the combined value of gold, copper & silver and accordingly are reported as gold, copper and silver mineral resources and mineral reserves.
6.For 2025, mineral resources have been estimated based on an assumed gold price of US$2,000 per ounce, an assumed silver price of US$25.00 per ounce, and an assumed copper price of US$4.50 per pound and long-term average exchange rates of 1.30
CAD/US$, except Zaldívar, where mineral resources for 2025 were estimated using Antofagasta guidance and an assumed copper price of US$4.75 per pound, and Norte Abierto, where mineral resources are reported by Newmont within a $2,000 per ounce of gold, $4.00 per pound of copper and $23/oz per ounce of silver pit shell.  For 2024, mineral resources were estimated based on an assumed gold price of US$1,900 per ounce, an assumed silver price of US$24.00 per ounce, and an assumed copper price of
US$4.00 per pound and long-term average exchange rates of 1.30 CAD/US$, except at Zaldívar, where mineral resources for
2024 were calculated using Antofagasta guidance and an assumed copper price of US$4.40 and Norte Abierto, where mineral resources are reported by Newmont within a $1,400 per ounce of gold, $3.25 per pound of copper and $20 per ounce of silver pit shell, before application of updated 2023 project economics using escalated operating and capital costs resulting in Newmont guidance of $1,600 per ounce of for gold, $4.00 per pound of for copper and $23 per ounce of silver for assumed mineral resource commodity price.
7.Mineral resources which are not mineral reserves do not have demonstrated economic viability.
8.Mineral resources are reported inclusive of mineral reserves.
9.All measured and indicated mineral resource estimates of grade and all proven and probable mineral reserve estimates of grade for Au g/t, Ag g/t and Cu % are reported to two decimal places.
10.All inferred mineral resource estimates of grade for Au g/t, Ag g/t and Cu % are reported to one decimal place.
11.On December 1, 2025, Barrick sold its interest in the Tongon gold mine to the Atlantic Group.  For additional information, see page
9 of Barrick’s Fourth Quarter and Year End Report 2025.
12.On November 26, 2025, Barrick sold the Hemlo gold mine to Carcetti Capital Corp.  For additional information, see page 9 of
Barrick’s Fourth Quarter and Year End Report 2025.
13.For 2025 Mineral Resources and Mineral Reserves, Pueblo Viejo is reported as part of the North America Region and sub-totals.
For 2024 Mineral Resources and Mineral Reserves, Pueblo Viejo was reported as part of the South America and Asia Pacific
Region and sub-totals.

BARRICK YEAR-END 2025	85
Management’s Responsibility for
Financial Statements
The accompanying consolidated financial statements have been prepared by and are the responsibility of the Board of Directors and Management of the Company.
The consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the
International Accounting Standards Board and reflect Management’s best estimates and judgments based on currently available information. The Company has developed and maintains a system of internal controls in order to ensure, on a reasonable and cost effective basis, the reliability of its financial information.
The consolidated financial statements have been audited by PricewaterhouseCoopers LLP, Chartered Professional Accountants.
Their report outlines the scope of their examination and opinion on the consolidated financial statements.
 /s/ Graham Shuttleworth
Graham Shuttleworth
Senior Executive Vice President
and Chief Financial Officer
February 4, 2026
Management’s Report on Internal Control
over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as at December 31,
2025. Barrick’s Management used the Internal Control – Integrated Framework (2013) as issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on management’s assessment, Barrick’s internal control over financial reporting is effective as at
December 31, 2025.
The effectiveness of the Company’s internal control over financial reporting as at December 31, 2025 has been audited by
PricewaterhouseCoopers LLP, Chartered Professional Accountants, as stated in their report which is located on pages 86 - 89 of
Barrick’s 2025 Annual Financial Statements.
PricewaterhouseCoopers LLP
PwC Tower, 18 York Street, Suite 2500, Toronto, Ontario, Canada M5J oB2
T: +1 416 863 1133, F: +1 416 365 8215, Fax to mail: ca_toronto_18_york_fax@pwc.com
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.
Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Barrick Mining Corporation
Opinions on the Financial Statements and Internal Control over Financial
Reporting
We have audited the accompanying consolidated balance sheets of Barrick Mining Corporation
(formerly Barrick Gold Corporation) and its subsidiaries (the Company) as of December 31,
2025 and 2024, and the related consolidated statements of income, of comprehensive income, of changes in equity and of cash flow for the years then ended, including the related notes
(collectively referred to as the consolidated financial statements). We also have audited the
Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒ Integrated Framework (2013) issued by the Committee of
Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and
its financial performance and its cash flows for the years then ended in conformity with IFRS
Accounting Standards as issued by the International Accounting Standards Board. Also in our
opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control ‒
Integrated Framework (2013) issued by the COSO.
Basis for Opinions
The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying
Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and
are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange
Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting,  assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances.
We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Fair Value of the Investments in Somilo and Gounkoto Used as Purchase Consideration and
Fair Value of the Mining Interests Acquired as Part of the Acquisition of Loulo-Gounkoto
As described in Notes 3, 4, and 35 to the consolidated financial statements, the Company owns
80% of Société des Mines de Loulo SA (Somilo) and Société des Mines de Gounkoto (Gounkoto)
(together, Loulo-Gounkoto). The Company regained control of Loulo-Gounkoto on December
16, 2025. Management determined that this represented a business combination for no cash consideration and the acquisition price was equal to the fair value of the Company’s 80%
investment in the equity of Loulo-Gounkoto, which was $2.6 billion. Management also determined the fair value of the mining interests acquired, which represented a significant portion of the property, plant and equipment acquired of $3.1 billion. Management used discounted cash flow models to determine the fair values of the Company’s 80% investment in the equity of Loulo-Gounkoto and the mining interests based on the life of mine plans.
Management’s estimates of fair value were based on judgment and assumptions with respect to future metal prices, operating and capital costs, weighted average cost of capital and future production levels, including mineral reserves and resources and expected conversions of resources to reserves. Management’s estimates of future production levels, including mineral reserves and resources and expected conversions of resources to reserves were based on information compiled by management’s specialists.
The principal considerations for our determination that performing procedures relating to the fair value of the investments in Somilo and Gounkoto used as purchase consideration and fair value of the mining interests acquired as part of the acquisition of Loulo-Gounkoto is a critical audit matter are (i) the judgment by management, including the use of management’s specialists, in estimating the fair values of the investments in Loulo-Gounkoto and the mining interests acquired as part of the acquisition of Loulo-Gounkoto; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s assumptions with respect to future metal prices, operating and capital costs, weighted average cost of capital, and future production levels, including mineral reserves and resources and expected conversions of resources to reserves; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s valuations of the investments in Loulo-Gounkoto and the mining interests acquired as part of the acquisition of Loulo-Gounkoto, including controls over the assumptions used in management’s estimates of fair value. These procedures also included, among others, testing management’s process for determining the fair values of the investments in Loulo-Gounkoto and the mining interests acquired; evaluating the appropriateness of the methods and discounted cash flow models used;
testing the completeness and accuracy of underlying data used in the models; and evaluating the reasonableness of the assumptions used by management in the estimates of fair value.
Evaluating the reasonableness of the assumptions used by management in the estimates of fair value with respect to future metals prices and operating and capital costs involved (i) comparing future metal prices to external industry data; (ii) comparing operating and capital costs to recent actual operating and capital costs incurred and assessing whether these assumptions were consistent with evidence obtained in other areas of the audit, where appropriate; and (iii)
comparing certain operating costs to the Malian 2023 Mining Code. The work of management’s specialists was used in performing the procedures to evaluate the reasonableness of future production levels, including mineral reserves and resources and expected conversions of resources to reserves. As a basis for using this work, management’s specialists’ qualifications and objectivity were understood and the Company’s relationship with management’s specialists was assessed. The procedures performed also included evaluation of the methods and assumptions used by management’s specialists, tests of data used by management’s specialists and an evaluation of management’s specialists’ findings. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the methods and discounted cash flow models and the reasonableness of the weighted average cost of capital.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants, Licensed Public Accountants
Toronto, Canada
February 4, 2026
We have served as the Company’s auditor since at least 1982. We have not been able to determine the
specific year we began serving as auditor of the Company.

BARRICK YEAR-END 2025	90	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Income

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars, except per share data)	2025	2024
Revenue (notes 5 and 6)	$16,956	$12,922
Costs and expenses (income)
Cost of sales (notes 5 and 7)	8,265	7,961
General and administrative expenses (note 11)	222	115
Exploration, evaluation and project expenses (notes 5 and 8)	367	392
Impairment charges (reversals) (notes 10 and 21)	12	(457)
Loss on currency translation	3	39
Closed mine rehabilitation (note 27b)	8	59
Income from equity investees (note 16)	(444)	(241)
Other (income) expense (note 9)	(509)	214
Income before finance items and income taxes	9,032	4,840
Finance costs, net (note 14)	(227)	(232)
Income before income taxes	8,805	4,608
Income tax expense (note 12)	(1,651)	(1,520)
Net income	$7,154	$3,088
Attributable to:
Equity holders of Barrick Mining Corporation	$4,993	$2,144
Non-controlling interests (note 32)	$2,161	$944
Earnings per share data attributable to the equity holders of Barrick Mining Corporation (note 13)
Net income
Basic	$2.93	$1.22
Diluted	$2.93	$1.22
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	91	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements
of Comprehensive Income

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars)	2025	2024
Net income	$7,154	$3,088
Other comprehensive income (loss), net of taxes
Items that may be reclassified subsequently to profit or loss:
Unrealized gains (losses) on derivatives designated as cash flow hedges, net of tax $nil and $nil	(386)	1
Realized losses on derivatives designated as cash flow hedges, net of tax $nil and $nil	1	—
Items that will not be reclassified to profit or loss:
Actuarial gain (loss) on post-employment benefit obligations, net of tax $nil and $nil	6	(4)
Net change in value of equity investments, net of tax $(9) and $nil	73	12
Total other comprehensive (loss) income	(306)	9
Total comprehensive income	$6,848	$3,097
Attributable to:
Equity holders of Barrick Mining Corporation	$4,687	$2,153
Non-controlling interests	$2,161	$944
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	92	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Cash Flow

Barrick Mining Corporation (formerly Barrick Gold Corporation)
For the years ended December 31 (in millions of United States dollars)	2025	2024
OPERATING ACTIVITIES
Net income	$7,154	$3,088
Adjustments for the following items:
Depreciation	1,906	1,915
Finance costs, net (note 14)	227	232
Impairment charges (reversals) (notes 10 and 21)	12	(457)
Income tax expense (note 12)	1,651	1,520
Income from equity investees (note 16)	(444)	(241)
Loss on currency translation	3	39
Loulo-Gounkoto (notes 9 and 35)	625	—
Gain on sale of non-current assets (note 9)	(1,477)	(24)
Change in working capital (note 15)	(23)	(382)
Other operating activities (note 15)	(375)	(280)
Operating cash flows before interest and income taxes	9,259	5,410
Interest paid	(291)	(380)
Interest received	189	237
Income taxes paid[1]	(1,468)	(776)
Net cash provided by operating activities	7,689	4,491
INVESTING ACTIVITIES
Property, plant and equipment
Capital expenditures (note 5)	(3,821)	(3,174)
Sales proceeds	4	19
Divestitures (note 4)	2,162	—
Income taxes paid on divestitures	(175)	—
Investment sales	43	97
Funding of equity method investments (note 16)	(1)	(59)
Dividends received from equity method investments (note 16)	254	198
Shareholder loan repayments from equity method investments (note 16)	298	155
Net cash used in investing activities	(1,236)	(2,764)
FINANCING ACTIVITIES
Lease repayments	(12)	(14)
Debt repayments	(14)	—
Dividends (note 31)	(890)	(696)
Share buyback program (note 31)	(1,500)	(498)
Funding from non-controlling interests (note 32)	362	146
Disbursements to non-controlling interests (note 32)	(1,760)	(785)
Pueblo Viejo JV partner shareholder loan (note 29)	(9)	52
Net cash used in financing activities	(3,823)	(1,795)
Effect of exchange rate changes on cash and equivalents	2	(6)
Net increase (decrease) in cash and equivalents	2,632	(74)
Cash and equivalents at beginning of year (note 25a)	4,074	4,148
Cash and equivalents at end of year	$6,706	$4,074
1 Income taxes paid excludes $175 million (2024: $107 million) of income taxes payable that were settled against offsetting value added taxes
(“VAT”) receivables.
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	93	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Balance Sheets

Barrick Mining Corporation (formerly Barrick Gold Corporation)	As at December 31, 2025	As at December 31, 2024
(in millions of United States dollars)
ASSETS
Current assets
Cash and equivalents (note 25a)	$6,706	$4,074
Accounts receivable (note 18)	791	763
Inventories (note 17)	2,068	1,942
Other current assets (note 18)	652	853
Total current assets	10,217	7,632
Non-current assets
Non-current portion of inventory (note 17)	2,792	2,783
Equity in investees (note 16)	4,216	4,112
Property, plant and equipment (note 19)	29,354	28,559
Intangible assets (note 20a)	148	148
Goodwill (note 20b)	3,034	3,097
Deferred income tax assets (note 30)	43	—
Other assets (note 22)	1,773	1,295
Total assets	$51,577	$47,626
LIABILITIES AND EQUITY
Current liabilities
Accounts payable (note 23)	$1,859	$1,613
Debt (note 25b)	56	24
Current income tax liabilities	866	545
Other current liabilities (note 24)	716	460
Total current liabilities	3,497	2,642
Non-current liabilities
Debt (note 25b)	4,647	4,705
Provisions (note 27)	1,846	1,962
Deferred income tax liabilities (note 30)	3,984	3,887
Other liabilities (note 29)	1,687	1,174
Total liabilities	15,661	14,370
Equity
Capital stock (note 31)	26,834	27,661
Deficit	(1,170)	(5,269)
Accumulated other comprehensive income (loss)	(273)	33
Other	1,166	1,865
Total equity attributable to Barrick Mining Corporation shareholders	26,557	24,290
Non-controlling interests (note 32)	9,359	8,966
Total equity	35,916	33,256
Contingencies and commitments (notes 2, 17, 19 and 36)
Total liabilities and equity	$51,577	$47,626
The accompanying notes are an integral part of these consolidated financial statements.

Signed on behalf of the Board,

/s/ John L. Thornton	/s/ Loreto Silva

John L. Thornton, Chairman	Loreto Silva, Director

BARRICK YEAR-END 2025	94	FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Consolidated Statements of Changes in Equity

Barrick Mining Corporation (formerly Barrick Gold Corporation)		Attributable to equity holders of the Company
(in millions of United States dollars)	Common shares (in thousands)	Capital stock	Deficit	Accumulated other comprehensive (loss) income[1]	Other[2]	Total equity attributable to shareholders	Non- controlling interests	Total equity
At January 1, 2025	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
Net income	—	—	4,993	—	—	4,993	2,161	7,154
Total other comprehensive loss	—	—	—	(306)	—	(306)	—	(306)
Total comprehensive income (loss)	—	$—	$4,993	($306)	$—	$4,687	$2,161	$6,848
Transactions with owners
Dividends (note 31)	—	—	(890)	—	—	(890)	—	(890)
Divestment of Tongon (notes 4 and 32)	—	—	—	—	—	—	(19)	(19)
Loulo-Gounkoto loss of control (notes 32 and 35)	—	—	—	—	—	—	(686)	(686)
Loulo-Gounkoto acquisition (notes 4, 32, 35 and 36)	—	—	—	—	—	—	404	404
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	362	362
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(1,829)	(1,829)
Dividend reinvestment plan (note 31)	163	4	(4)	—	—	—	—	—
Share buyback program (note 31)	(51,903)	(831)	—	—	(699)	(1,530)	—	(1,530)
Total transactions with owners	(51,740)	($827)	($894)	$—	($699)	($2,420)	($1,768)	($4,188)
At December 31, 2025	1,675,360	$26,834	($1,170)	($273)	$1,166	$26,557	$9,359	$35,916

At January 1, 2024	1,755,570	$28,117	($6,713)	$24	$1,913	$23,341	$8,661	$32,002
Net income	—	—	2,144	—	—	2,144	944	3,088
Total other comprehensive income	—	—	—	9	—	9	—	9
Total comprehensive income	—	$—	$2,144	$9	$—	$2,153	$944	$3,097
Transactions with owners
Dividends (note 31)	—	—	(696)	—	—	(696)	—	(696)
Funding from non-controlling interests (note 32)	—	—	—	—	—	—	146	146
Disbursements to non-controlling interests (note 32)	—	—	—	—	—	—	(785)	(785)
Dividend reinvestment plan (note 31)	205	4	(4)	—	—	—	—	—
Share buyback program	(28,675)	(460)	—	—	(48)	(508)	—	(508)
Total transactions with owners	(28,470)	($456)	($700)	$—	($48)	($1,204)	($639)	($1,843)
At December 31, 2024	1,727,100	$27,661	($5,269)	$33	$1,865	$24,290	$8,966	$33,256
1 Includes cumulative translation adjustments as at December 31, 2025: $95 million loss (December 31, 2024: $95 million loss).
2 Includes additional paid-in capital as at December 31, 2025: $1,128 million (December 31, 2024: $1,827 million).
The accompanying notes are an integral part of these consolidated financial statements.

BARRICK YEAR-END 2025	95	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Notes to Consolidated Financial Statements
Barrick Mining Corporation. Tabular dollar amounts in millions of United States dollars, unless otherwise shown. References to
A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW are to Australian dollars, Argentine pesos, Canadian dollars,
Dominican pesos, Euros, British pound sterling, Pakistani rupee, Tanzanian shilling, West African CFA franc, South African rand, and Zambian kwacha, respectively.
1 ■ Corporate Information

Barrick Mining Corporation (formerly Barrick Gold
Corporation) (“Barrick”, “we” or the “Company”) is a
corporation governed by the Business Corporations Act
(British Columbia). The Company’s corporate office is
located at Brookfield Place, TD Canada Trust Tower, 161
Bay Street, Suite 3700, Toronto, Ontario, M5J 2S1. The
Company’s registered office is 925 West Georgia Street,
Suite 1600, Vancouver, British Columbia, V6C 3L2. Barrick
shares trade on the New York Stock Exchange under the
symbol B (formerly GOLD) and the Toronto Stock Exchange
under the symbol ABX. We are principally engaged in the
production and sale of gold and copper, as well as related
activities such as exploration and mine development. We
sell our gold and copper into the world market.
We have ownership interests in producing gold
mines that are located in Argentina, the Democratic
Republic of Congo, the Dominican Republic, Mali, Papua
New Guinea, Tanzania and the United States. We have
ownership interests in producing copper mines in Chile,
Saudi Arabia and Zambia. We also have various projects
located throughout the Americas, Asia and Africa.
2 ■ Material Accounting Policy Information

a)    Statement of Compliance
These consolidated financial statements have been
prepared in accordance with IFRS Accounting Standards as
issued by the International Accounting Standards Board
(“IFRS”). Accounting policies are consistently applied to all years presented, unless otherwise stated. These
consolidated financial statements were approved for
issuance by the Board of Directors on February 4, 2026.
b)    Basis of Preparation
These consolidated financial statements include the
accounts of Barrick, its subsidiaries, its share of joint
operations (“JO”) and its equity share of joint ventures
(“JV”). When applying the equity method of accounting,
specifically for Porgera, whereby the economic interest
differs from the shareholding, the equity accounting is
based on the economic share contractually agreed among
the shareholders rather than the equity participation. For
non wholly-owned, controlled subsidiaries, profit or loss for the period that is attributable to non-controlling interests is typically calculated based on the ownership of the minority
shareholders in the subsidiary.

BARRICK YEAR-END 2025	96	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Outlined below is information related to our joint arrangements and entities other than 100% owned Barrick subsidiaries at
December 31, 2025:

	Place of business	Entity type	Interest[1]	Method[2]
Nevada Gold Mines[3]	United States	Subsidiary	61.5%	Consolidation
North Mara[3,4]	Tanzania	Subsidiary	84%	Consolidation
Bulyanhulu[3,4]	Tanzania	Subsidiary	84%	Consolidation
Loulo-Gounkoto[3,5]	Mali	Subsidiary	80%	Consolidation
Pueblo Viejo[3]	Dominican Republic	Subsidiary	60%	Consolidation
Reko Diq Project[3]	Pakistan	Subsidiary	50%	Consolidation
Norte Abierto Project	Chile	JO	50%	Our share
Veladero	Argentina	JO	50%	Our share
Kibali[6]	Democratic Republic of Congo	JV	45%	Equity Method
Jabal Sayid[6]	Saudi Arabia	JV	50%	Equity Method
Zaldívar[6]	Chile	JV	50%	Equity Method
Porgera Mine[6,7]	Papua New Guinea	JV	24.5%	Equity Method
1Unless otherwise noted, all of our JOs are funded by contributions made by the parties sharing joint control in proportion to their economic interest.
2For our JOs, we recognize our share of any assets, liabilities, revenues and expenses of the JO.
3We consolidate our interests in Carlin, Cortez, Turquoise Ridge, Phoenix, Long Canyon, North Mara, Bulyanhulu, Loulo-Gounkoto, Pueblo
Viejo and the Reko Diq project and record a non-controlling interest (“NCI”) for the interest that we do not own.
4The Government of Tanzania receives half of the economic benefits from the Tanzanian operations (Bulyanhulu and North Mara) from taxes, royalties, clearing fees and participation in all cash distributions made by the mines, after the recoupment of capital investments. Earnings are recorded proportionally based on our equity interests each period in accordance with the terms of the agreement with the Government of Tanzania.
5Refer to notes 4 and 35 for details of Loulo-Gounkoto’s developments during 2025.
6Barrick has commitments of $893 million relating to its interest in the joint ventures, including purchase obligations disclosed in note 17 and capital commitments disclosed in note 19.
7Ownership of Porgera is held in a joint venture owned 51% by Papua New Guinea (“PNG”) stakeholders and 49% by a Barrick affiliate,
Porgera (Jersey) Limited (“PJL”). PJL is jointly owned on a 50/50 basis by Barrick and Zijin Mining Group and therefore Barrick holds a
24.5% ownership interest in the Porgera joint venture. Barrick holds a 23.5% interest in the economic benefits of the mine under the economic benefit sharing arrangement agreed with the PNG government whereby Barrick and Zijin Mining Group together share 47% of the overall economic benefits derived from the mine accumulated over time, and the PNG stakeholders share the remaining 53%.
c)    Business Combinations
On the acquisition of a business, the acquisition method of
accounting is used, whereby the purchase consideration is
allocated to the identifiable assets and liabilities on the
basis of fair value at the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed 12 months from the acquisition date with retroactive
restatement of the impact of adjustments to those
provisional fair values effective as at the acquisition date.
Incremental costs related to acquisitions are expensed as
incurred.
When the cost of the acquisition exceeds the fair
value of the identifiable net assets acquired, the difference is recorded as goodwill. If the fair value attributable to
Barrick’s share of the identifiable net assets exceeds the
cost of acquisition, the difference is recognized as a gain in the consolidated statement of income.
Non-controlling interests represent the fair value of
net assets in subsidiaries, as at the date of acquisition, that are not held by Barrick and are presented in the equity
section of the consolidated balance sheet.
d)    Foreign Currency Translation
The functional currency of all of our operations is the US
dollar. We translate non-US dollar balances for these
operations into US dollars as follows:
▪Property, plant and equipment (“PP&E”), intangible
assets and equity method investments using the rates
at the time of acquisition;
▪Fair value through other comprehensive income
(“FVOCI”) equity investments using the closing
exchange rate as at the balance sheet date with
translation gains and losses permanently recorded in
Other Comprehensive Income (“OCI”);
▪Deferred tax assets and liabilities using the closing
exchange rate as at the balance sheet date with
translation gains and losses recorded in income tax
expense;
▪Other assets and liabilities using the closing exchange
rate as at the balance sheet date with translation gains
and losses recorded in other income/expense; and
▪Income and expenses using the average exchange
rate for the period, except for expenses that relate to
non-monetary assets and liabilities measured at
historical rates, which are translated using the same
historical rate as the associated non-monetary assets
and liabilities.
e)    Revenue Recognition
We sell our production in the world market through the
following distribution channels: gold bullion is sold in the gold spot market, to independent refineries or to our non-
controlling interest holders; and gold and copper
concentrate is sold to independent smelting or trading
companies.
Gold Bullion Sales
Gold bullion is sold primarily in the London spot market.
The sale price is fixed on the date of sale based on the gold

BARRICK YEAR-END 2025	97	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
spot price. Generally, we record revenue from gold bullion
sales at the time of delivery, which is also the date that title to the gold passes.
Concentrate Sales
Under the terms of concentrate sales contracts with
independent smelting companies, gold and copper sales
prices are provisionally set on a specified future date after shipment based upon market prices. We record revenues
under these contracts at the time of shipment, which is also when the risks and rewards of ownership pass to the
smelting companies, using forward market gold and copper
prices on the expected date that final sales prices will be
determined. Variations between the price recorded at the
shipment date and the actual final price set under the
smelting contracts are caused by changes in market gold
and copper prices, which result in an embedded derivative
in accounts receivable. The receivable is recorded at fair
value each period until final settlement occurs, with
changes in fair value classified as provisional price
adjustments and included in revenue in the consolidated
statement of income and presented separately in note 6 of
these consolidated financial statements.
Copper Cathode Sales
Under the terms of copper cathode sales contracts, copper
sales prices are provisionally set on a specified future date based upon market commodity prices plus certain price
adjustments. Revenue is recognized at the time of
shipment, which is also when the risks and rewards of
ownership pass to the customer. Revenue is provisionally
measured using forward market prices on the expected
date that final selling prices will be determined. Variations occur between the price recorded on the date of revenue
recognition and the actual final price under the terms of the contracts due to changes in market copper prices, which
result in an embedded derivative in accounts receivable.
The receivable is recorded at fair value each period until
final settlement occurs, with changes in fair value classified as provisional price adjustments and included in revenue in
the consolidated statement of income and presented
separately in note 6 of these consolidated financial
statements.
Streaming Arrangements
As the deferred revenue on streaming arrangements is
considered variable consideration, an adjustment is made
to the transaction price per unit each time there is a change in the underlying production profile of a mine (typically in Q4 of each year). The change in the transaction price per unit
results in a cumulative catch-up adjustment to revenue in
the period in which the change is made, reflecting the new
production profile expected to be delivered under the
streaming agreement. A corresponding cumulative catch-up
adjustment is made to accretion expense, reflecting the
impact of the change in the deferred revenue balance.
f)    Exploration and Evaluation
Exploration expenditures are the costs incurred in the initial search for mineral deposits with economic potential or in
the process of obtaining more information about existing
mineral deposits. Exploration expenditures typically include costs associated with prospecting, sampling, mapping,
diamond drilling and other work involved in searching for
ore.
Evaluation expenditures are the costs incurred to
establish the technical and commercial viability of
developing mineral deposits identified through exploration
activities or by acquisition. Evaluation expenditures include the cost of: (i) establishing the volume and grade of
deposits through drilling of core samples, trenching and
sampling activities in an ore body that is classified as either a mineral resource or a proven and probable reserve;
(ii) determining the optimal methods of extraction and
metallurgical and treatment processes; (iii) studies related to surveying, transportation and infrastructure requirements;
(iv) permitting activities; and (v) economic evaluations to
determine whether development of the mineralized material
is commercially justified, including scoping, pre-feasibility and final feasibility studies.
Exploration and evaluation expenditures are
expensed as incurred unless management determines that
probable future economic benefits will be generated as a
result of the expenditures. Once the technical feasibility and commercial viability of a program or project has been
demonstrated with a pre-feasibility study, and we have
recognized reserves in accordance with the Canadian
Securities Administrators’ National Instrument 43-101 -
Standards of Disclosure for Mineral Projects, we account
for future expenditures incurred in the development of that
program or project in accordance with our policy for
property, plant and equipment, as described in note 2l.

g)    Production Stage
A mine that is under construction is determined to enter the production stage when the project is in the location and
condition necessary for it to be capable of operating in the manner intended by management. We use the following
factors to assess whether these criteria have been met:
(1) the level of capital expenditures compared to
construction cost estimates; (2) the completion of a
reasonable period of commissioning and testing of mine
plant and equipment; (3) the ability to produce minerals in
saleable form (within specifications); and (4) the ability to sustain ongoing production of minerals.
When a mine construction project moves into the
production stage, the capitalization of certain mine
construction costs ceases and costs are either capitalized
to inventory or expensed, except for capitalizable costs
related to property, plant and equipment additions or
improvements, open pit stripping activities that provide a
future benefit, underground mine development or
expenditures that meet the criteria for capitalization in
accordance with IAS 16 Property, Plant and Equipment.
h)    Taxation
Current tax for each taxable entity is based on the local
taxable income at the local statutory tax rate enacted or
substantively enacted at the balance sheet date and
includes adjustments to tax payable or recoverable in
respect of previous periods.
Deferred tax is recognized using the balance sheet
method in respect of all temporary differences between the
tax bases of assets and liabilities, and their carrying
amounts for financial reporting purposes, except as
indicated below.
Deferred income tax liabilities are recognized for
all taxable temporary differences, except:
•Where the deferred income tax liability arises from the
initial recognition of goodwill, or the initial recognition of

BARRICK YEAR-END 2025	98	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
an asset or liability in an acquisition that is not a
business combination and, at the time of the
acquisition, affects neither the accounting profit nor
taxable profit or loss; and
•In respect of taxable temporary differences associated
with investments in subsidiaries and interests in joint
arrangements, where the timing of the reversal of the
temporary differences can be controlled and it is
probable that the temporary differences will not reverse
in the foreseeable future.
Deferred income tax assets are recognized for all
deductible temporary differences and the carryforward of
unused tax assets and unused tax losses, to the extent that
it is probable that taxable profit will be available against which the deductible temporary differences and the
carryforward of unused tax assets and unused tax losses
can be utilized, except:
•Where the deferred income tax asset relating to the
deductible temporary difference arises from the initial
recognition of an asset or liability in an acquisition that
is not a business combination and, at the time of the
acquisition, affects neither the accounting profit nor
taxable profit or loss; and
•In respect of deductible temporary differences
associated with investments in subsidiaries and
interests in joint arrangements, deferred tax assets are
recognized only to the extent that it is probable that the
temporary differences will reverse in the foreseeable
future and taxable profit will be available against which
the temporary differences can be utilized.
The carrying amount of deferred income tax assets is
reviewed at each balance sheet date and reduced to the
extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. To the extent that an asset not previously recognized fulfills the criteria for recognition, a deferred income tax asset is recorded.
Deferred tax is measured on an undiscounted
basis at the tax rates that are expected to apply in the
periods in which the asset is realized or the liability is
settled, based on tax rates and tax laws enacted or
substantively enacted at the balance sheet date.
Current and deferred tax relating to items
recognized directly in equity are recognized in equity and
not in the income statement.
The Company is subject to assessments by
various taxation authorities, who may interpret tax
legislation differently than the Company. Tax liabilities for uncertain tax positions are adjusted by the Company to
reflect its best estimate of the probable outcome of
assessments and in light of changing facts and
circumstances, such as the completion of a tax audit,
expiration of a statute of limitations, the refinement of an estimate, and interest accruals associated with the
uncertain tax positions until they are resolved. Some of
these adjustments require significant judgment in estimating the timing and amount of any additional tax expense.
Royalties and Special Mining Taxes
Income tax expense includes the cost of royalties and
special mining taxes payable to governments that are
calculated based on a percentage of taxable profit whereby
taxable profit represents net income adjusted for certain
items defined in the applicable legislation.
Indirect Taxes
Indirect tax recoverable is recorded at its undiscounted
amount and is disclosed as non-current if not expected to
be recovered within 12 months.

i)    Other Investments
Investments in publicly quoted equity securities that are
neither subsidiaries nor associates are categorized as
FVOCI pursuant to the irrevocable election available in
IFRS 9 for these instruments. FVOCI equity investments
are recorded at fair value with all realized and unrealized
gains and losses recorded permanently in OCI. Warrant
investments are classified as fair value through profit or loss
(“FVPL”).
j)    Inventory
Material extracted from our mines is classified as either ore or waste. Ore represents material that, at the time of
extraction, we expect to process into a saleable form and
sell at a profit. Raw materials are comprised of both ore in stockpiles and ore on leach pads as processing is required
to extract benefit from the ore. Ore is accumulated in
stockpiles that are subsequently processed into gold/copper
in a saleable form. The recovery of gold and copper from
certain oxide ores is achieved through the heap leaching
process. Work in process represents gold/copper in the
processing circuit that has not completed the production
process, and is not yet in a saleable form. Finished goods
inventory represents gold/copper in saleable form.
Metal inventories are valued at the lower of cost
and net realizable value. Cost is determined on a weighted
average basis and includes all costs incurred, based on a
normal production capacity, in bringing each product to its
present location and condition. Cost of inventories
comprises: direct labor, materials and contractor expenses,
including non-capitalized stripping costs; depreciation on
PP&E including capitalized stripping costs; and an
allocation of general and administrative costs. As ore is
removed for processing, costs are removed based on the
average cost per ounce/pound in the stockpile. Net
realizable value is determined with reference to relevant
market prices less applicable variable selling and
downstream processing costs. Inventory provisions are
reversed to reflect subsequent improvements in net
realizable value where the inventory is still on hand.
Mine operating supplies represent commodity
consumables and other raw materials used in the
production process, as well as spare parts and other
maintenance supplies that are not classified as capital
items. Provisions are recorded to reduce mine operating
supplies to net realizable value, which is generally
calculated by reference to its salvage or scrap value, when
it is determined that the supplies are obsolete.
k)    Royalties
Certain of our properties are subject to royalty
arrangements based on mineral production at the
properties. The primary type of royalty is a net smelter
return (“NSR”) royalty. Under this type of royalty we pay the holder an amount calculated as the royalty percentage
multiplied by the value of gold production at market gold
prices less third-party smelting, refining and transportation costs. Royalty expense is recorded on completion of the
production or sales process in cost of sales. Other types of royalties include:

BARRICK YEAR-END 2025	99	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•Net profits interest royalty to a party other than a
government,
•Modified NSR royalty,
•Net smelter return sliding scale royalty,
•Gross proceeds sliding scale royalty,
•Gross smelter return royalty,
•Net value royalty,
•Land tenement royalty, and a
•Gold revenue royalty.
l)    Property, Plant and Equipment
Estimated Useful Lives of Major Asset Categories

Buildings, plant and equipment	2 - 38 years
Underground mobile equipment	3 - 7 years
Light vehicles and other mobile equipment	2 - 10 years
Furniture, computer and office equipment	2 - 10 years
Buildings, Plant and Equipment
At acquisition, we record buildings, plant and equipment at
cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the
purchase price; brokers’ commissions; and installation
costs including architectural, design and engineering fees,
legal fees, survey costs, site preparation costs, freight
charges, transportation insurance costs, duties, testing and preparation charges.
Buildings, plant and equipment are depreciated on
a straight-line basis over their expected useful life, which commences when the assets are considered available for
use. Once buildings, plant and equipment are considered
available for use, they are measured at cost less
accumulated depreciation and applicable impairment
losses.
Depreciation on equipment utilized in the
development of assets, including open pit and underground
mine development, is recapitalized as development costs
attributable to the related asset.
Mineral Properties
Mineral properties consist of: the fair value attributable to mineral reserves and resources acquired in a business
combination or asset acquisition; underground mine
development costs; open pit mine development costs;
capitalized exploration and evaluation costs; and capitalized interest. In addition, we incur project costs which are
generally capitalized when the expenditures result in a
future benefit.
i) Acquired Mining Properties
On acquisition of a mining property, we prepare an estimate
of the fair value attributable to the proven and probable
mineral reserves, mineral resources and exploration
potential attributable to the property. The estimated fair
value attributable to the mineral reserves and the portion of mineral resources considered to be probable of economic
extraction at the time of the acquisition is depreciated on a units of production (“UOP”) basis whereby the denominator
is the proven and probable reserves and the portion of
mineral resources considered to be probable of economic
extraction based on the current life of mine (“LOM”) plan
that benefit from the development and are considered
probable of economic extraction. The estimated fair value
attributable to mineral resources that are not considered to be probable of economic extraction at the time of the
acquisition is not subject to depreciation until the resources become probable of economic extraction in the future. The
estimated fair value attributable to exploration licenses is recorded as an intangible asset and is not subject to
depreciation until the property enters production.
ii) Underground Mine Development Costs
At our underground mines, we incur development costs to
build new shafts, declines, drifts and ramps that will enable us to physically access ore underground. The time over
which we will continue to incur these costs depends on the
mine life. These underground development costs are
capitalized as incurred.
Capitalized underground development costs are
depreciated on a UOP basis, whereby the denominator is
the estimated ounces/pounds of gold/copper in proven and
probable reserves and the portion of resources considered
probable of economic extraction based on the current LOM
plan that benefit from the development and are considered
probable of economic extraction.
iii) Open Pit Mine Development Costs
In open pit mining operations, it is necessary to remove
overburden and other waste materials to access ore from
which minerals can be extracted economically. The process
of mining overburden and waste materials is referred to as
stripping. Stripping costs incurred in order to provide initial access to the ore body (referred to as pre-production
stripping) are capitalized as open pit mine development
costs.
Pre-production stripping costs are capitalized until
an “other than de minimis” level of mineral is extracted,
after which time such costs are either capitalized to
inventory or, if they qualify as an open pit stripping activity that provides a future benefit, to PP&E. We consider
various relevant criteria to assess when an “other than de
minimis” level of mineral is produced. Some of the criteria
considered would include, but are not limited to, the
following: (1) the amount of minerals mined versus total
ounces in ore expected over the LOM; (2) the amount of
ore tonnes mined versus total LOM expected ore tonnes
mined; (3) the current stripping ratio versus the strip ratio expected over the LOM; and (4) the ore grade mined
versus the grade expected over the LOM.
Stripping costs incurred during the production
stage of an open pit are accounted for as costs of the
inventory produced during the period that the stripping
costs are incurred, unless these costs are expected to
provide a future economic benefit to an identifiable
component of the ore body. Components of the ore body
are based on the distinct development phases identified by
the mine planning engineers when determining the optimal
development plan for the open pit. Production phase
stripping costs generate a future economic benefit when the
related stripping activity: (1) improves access to a
component of the ore body to be mined in the future;
(2) increases the fair value of the mine (or open pit) as
access to future mineral reserves becomes less costly; and
(3) increases the productive capacity or extends the
productive life of the mine (or open pit). Production phase
stripping costs that are expected to generate a future

BARRICK YEAR-END 2025	100	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
economic benefit are capitalized as open pit mine
development costs.
Capitalized open pit mine development costs are
depreciated on a UOP basis whereby the denominator is
the estimated ounces/pounds of gold/copper in proven and
probable reserves and the portion of resources considered
probable of economic extraction based on the current LOM
plan that benefit from the development and are considered
probable of economic extraction.
Construction-in-Progress
Assets under construction are capitalized as construction-
in-progress until the asset is available for its intended use.
The cost of construction-in-progress comprises its purchase
price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-
progress amounts related to development projects are
included in the carrying amount of the development project.
Construction-in-progress amounts incurred at operating
mines are presented as a separate asset within PP&E.
Construction-in-progress also includes deposits on long
lead items. Construction-in-progress is not depreciated.
Depreciation commences once the asset is complete,
commissioned and available for use.
Capitalized Interest
We capitalize interest costs for qualifying assets. Qualifying assets are assets that require a significant amount of time
to prepare for their intended use, including projects that are in the exploration and evaluation, development or
construction stages. Qualifying assets also include
significant expansion projects at our operating mines.
Capitalized interest costs are considered an element of the
cost of the qualifying asset which is determined based on
gross expenditures incurred on an asset. Capitalization
ceases when the asset is substantially complete or if active development is suspended or ceases. Where the funds
used to finance a qualifying asset form part of general
borrowings, the amount capitalized is calculated using a
weighted average of rates applicable to the relevant
borrowings during the period. Where funds borrowed are
directly attributable to a qualifying asset, the amount
capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money
borrowed specifically to finance a project are temporarily
invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.
m)    Impairment (and Reversals of Impairment) of Non-
Current Assets
We review and test the carrying amounts of PP&E and
intangible assets with finite lives when an indicator of
impairment is considered to exist. Impairment (or reversals
of impairment) assessments on PP&E and intangible assets
are conducted at the level of the cash generating unit
(“CGU”), which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other
assets and includes liabilities specific to the CGU. For
operating mines and projects, the individual mine/project
represents a CGU for impairment testing.
The recoverable amount of a CGU is the higher of
Value in Use (“VIU”) and Fair Value Less Costs of Disposal
(“FVLCD”). We have determined that the FVLCD is greater
than the VIU amounts and is therefore used as the
recoverable amount for impairment testing purposes. An
impairment loss is recognized for any excess of the carrying amount of a CGU over its recoverable amount where both
the recoverable amount and carrying value include the
associated other assets and liabilities, including taxes
where applicable, of the CGU. Where it is not appropriate to allocate the loss to a separate asset, an impairment loss
related to a CGU is allocated to the carrying amount of the
assets of the CGU on a pro rata basis based on the
carrying amount of its non-monetary assets.
Impairment Reversal
An assessment is made at each reporting date to determine
whether there is an indication that previously recognized
impairment losses may no longer exist or may have
decreased. A previously recognized impairment loss is
reversed only if there has been a change in the
assumptions used to determine the CGU’s recoverable
amount since the last impairment loss was recognized. This
reversal is recognized in the consolidated statements of
income and is limited to the carrying value that would have
been determined, net of any depreciation where applicable,
had no impairment charge been recognized in prior years.
When an impairment reversal is undertaken, the
recoverable amount is assessed by reference to the higher
of VIU and FVLCD. We have determined that the FVLCD is
greater than the VIU amounts and is therefore used as the
recoverable amount for impairment testing purposes.
n)    Intangible Assets
On acquisition of a mineral property in the exploration
stage, we prepare an estimate of the fair value attributable to the exploration licenses acquired, including the fair value attributable to mineral resources, if any, of that property.
The fair value of the exploration license is recorded as an
intangible asset (acquired exploration potential) as at the
date of acquisition. When an exploration stage property
moves into development, the acquired exploration potential
attributable to that property is transferred to mining interests within PP&E.
We also have water rights associated with our
mineral properties. Upon acquisition, they are measured at
initial cost and are depreciated when they are being used.
They are also subject to impairment testing when an
indicator of impairment is considered to exist.
o)    Goodwill
Goodwill is tested for impairment in Q4 and also when there
is an indicator of impairment. At the date of acquisition,
goodwill is assigned to the CGU or group of CGUs that is
expected to benefit from the synergies of the business
combination. For the purposes of impairment testing,
goodwill is allocated to the Company’s operating segments,
which are our individual minesites, and corresponds to the
level at which goodwill is internally monitored by the Chief
Operating Decision Maker (“CODM”).  Goodwill impairment
charges are not reversible.
For a CGU to which goodwill has been allocated,
the most recent recoverable amount determined for the
CGU may be used in the annual impairment assessment of
that CGU in the current year provided all the following
criteria are met:
•the assets and liabilities making up the CGU have not
changed significantly (change in book value or change
in nature of assets/ liabilities in CGU) since the most
recent recoverable amount calculation;

BARRICK YEAR-END 2025	101	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
•The most recent recoverable amount calculation,
completed in prior year, resulted in an amount that
exceeded the carrying amount of the CGU by a
substantial margin; and
•Based on an analysis of events that have occurred and
circumstances that have changed since the most
recent recoverable amount calculation, the likelihood
that a current recoverable amount determination will be
less than the carrying amount of the CGU is remote.
p)    Debt
Debt is recognized initially at fair value, net of financing costs incurred, and subsequently measured at amortized
cost. Any difference between the amounts originally
received and the redemption value of the debt is recognized
in the consolidated statements of income over the period to
maturity using the effective interest method.
q)    Derivative Instruments and Hedge Accounting
Derivative Instruments
Derivative instruments are recorded at fair value on the
consolidated balance sheet, classified based on contractual
maturity. Derivative instruments are classified as either
hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”), hedges of highly
probable forecasted transactions (“cash flow hedges”) or
non-hedge derivatives. Derivatives designated as either a
fair value or cash flow hedge that are expected to be highly effective in achieving offsetting changes in fair value or
cash flows are assessed on an ongoing basis to determine
that they actually have been highly effective throughout the financial reporting periods for which they were designated.
Derivative assets and derivative liabilities are shown
separately in the balance sheet unless there is a legal right to offset and intent to settle on a net basis.
Cash Flow Hedges
The effective portion of changes in the fair value of
derivatives that are designated and qualify as cash flow
hedges is recognized in equity. The gain or loss relating to the ineffective portion is recognized in the consolidated
statements of income. Amounts accumulated in equity are
transferred to the consolidated statements of income in the
period when the forecasted transaction impacts earnings.
When the forecasted transaction that is hedged results in
the recognition of a non-financial asset or a non-financial
liability, the gains and losses previously deferred in equity are transferred from equity and included in the
measurement of the initial carrying amount of the asset or
liability.
When a derivative designated as a cash flow
hedge expires or is sold and the forecasted transaction is
still expected to occur, any cumulative gain or loss relating to the derivative that is recorded in equity at that time
remains in equity and is recognized in the consolidated
statements of income when the forecasted transaction
occurs. When a forecasted transaction is no longer
expected to occur, the cumulative gain or loss that was
recorded in equity is immediately transferred to the
consolidated statements of income.
Non-Hedge Derivatives
Derivative instruments that do not qualify as either fair value or cash flow hedges are recorded at their fair value at the
balance sheet date, with changes in fair value recognized in the consolidated statements of income.
r)    Environmental Rehabilitation Provision
Mining, extraction and processing activities normally give
rise to obligations for environmental rehabilitation.
Rehabilitation work can include facility decommissioning
and dismantling; removal or treatment of waste materials;
site and land rehabilitation, including compliance with and
monitoring of environmental regulations; security and other
site-related costs required to perform the rehabilitation
work; and operation of equipment designed to reduce or
eliminate environmental effects. The extent of work required and the associated costs are dependent on the
requirements of relevant authorities and our environmental
policies. Routine operating costs that may impact the
ultimate closure and rehabilitation activities, such as waste material handling conducted as an integral part of a mining
or production process, are not included in the provision.
Abnormal costs arising from unforeseen circumstances,
such as the contamination caused by unplanned
discharges, are recognized as an expense and liability
when the event that gives rise to an obligation occurs and
reliable estimates of the required rehabilitation costs can be made.
Provisions for the cost of each rehabilitation
program are normally recognized at the time that an
environmental disturbance occurs or a new legal or
constructive obligation is determined. When the extent of
disturbance increases over the life of an operation, the
provision is increased accordingly. The major parts of the
carrying amount of provisions relate to closure/rehabilitation of tailings facilities, heap leach pads and waste dumps;
demolition of buildings/mine facilities; ongoing water
treatment; and ongoing care and maintenance and security
of closed mines. Costs included in the provision encompass
all closure and rehabilitation activity expected to occur
progressively over the life of the operation at the time of
closure and post-closure in connection with disturbances as
at the reporting date. Estimated costs included in the
determination of the provision reflect the risks and
probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The
expected rehabilitation costs are estimated based on the
cost of external contractors performing the work or the cost of performing the work internally depending on
management’s intention.
The timing of the actual rehabilitation expenditure
is dependent upon a number of factors such as the life and
nature of the asset, the operating license conditions and the environment in which the mine operates. Expenditures may
occur before and after closure and can continue for an
extended period of time depending on rehabilitation
requirements. Rehabilitation provisions are measured at the
expected value of future cash flows, which exclude the
effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The
unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each
reporting period for changes to expected cash flows and for
the effect of changes in the discount rate, and the change in estimate is added to or deducted from the related asset and
depreciated over the expected economic life of the
operation to which it relates.

BARRICK YEAR-END 2025	102	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Significant judgments and estimates are involved
in forming expectations of future activities, the amount and timing of the associated cash flows and the period over
which we estimate those cash flows. Those expectations
are formed based on existing environmental and regulatory
requirements or, if more stringent, our environmental
policies which give rise to a constructive obligation.
When provisions for closure and rehabilitation are
initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the
future economic benefits of the operation. The capitalized
cost of closure and rehabilitation activities is recognized in
PP&E and depreciated over the expected economic life of
the operation to which it relates.
Adjustments to the estimated amount and timing of
future closure and rehabilitation cash flows are a normal
occurrence in light of the significant judgments and
estimates involved. The principal factors that can cause
expected cash flows to change are: the construction of new
processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the
life of mine plan; changing ore characteristics that impact
required environmental protection measures and related
costs; changes in water quality or volumes that impact the
extent of water treatment required; changes in discount
rates; changes in foreign exchange rates; changes in
Barrick’s closure policies; and changes in laws and
regulations governing the protection of the environment.
Rehabilitation provisions are adjusted as a result
of changes in estimates and assumptions. Those
adjustments are accounted for as a change in the
corresponding cost of the related assets, including the
related mineral property, except where a reduction in the
provision is greater than the remaining net book value of
the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the
consolidated statements of income. In the case of closed
sites, changes in estimates and assumptions are
recognized immediately in the consolidated statements of
income. For an operating mine, the adjusted carrying
amount of the related asset is depreciated prospectively.
Adjustments also result in changes to future finance costs.
Provisions are discounted to their present value using a
current US dollar real risk-free pre-tax discount rate and the accretion expense is included in finance costs.
s)    Stock-Based Compensation
We recognize the expense related to these plans over the
vesting period, beginning once the grant has been
approved and announced to the beneficiaries.
Barrick offers cash-settled (Restricted Share Units
(“RSU”), Deferred Share Units (“DSU”) and Performance
Granted Share Units (“PGSU”)) awards to certain
employees, officers and directors of the Company.
Restricted Share Units
Under our Long-Term Incentive Plan, selected employees
are granted RSUs where each RSU has a value equal to
one Barrick common share. RSUs generally vest within
three years in cash and the after-tax value of the award
may be used to purchase common shares on the open
market, depending on the terms of the grant. Additional
RSUs are credited to reflect dividends paid on Barrick
common shares over the vesting period.
A liability for RSUs is measured at fair value on the
grant date and is subsequently adjusted for changes in fair
value. The liability is recognized on a straight-line basis
over the vesting period, with a corresponding charge to
compensation expense, as a component of general and
administrative expenses and cost of sales. Compensation
expenses for RSUs incorporate an estimate for expected
forfeiture rates based on which the fair value is adjusted.
Deferred Share Units
Under our DSU plan, Directors must receive at least 63.6%
of their basic annual retainer in the form of DSUs or cash to purchase common shares that cannot be sold, transferred
or otherwise disposed of until the Director leaves the Board.
Each DSU has the same value as one Barrick common
share. DSUs must be retained until the Director leaves the
Board, at which time the cash value of the DSUs is paid
out. Additional DSUs are credited to reflect dividends paid
on Barrick common shares. The initial fair value of the
liability is calculated as of the grant date and is recognized immediately. Subsequently, at each reporting date and on
settlement, the liability is remeasured, with any change in
fair value recorded as compensation expense in the period.
Performance Granted Share Units
Under our PGSU plan, select employees are granted
PGSUs, where each PGSU has a value equal to one
Barrick common share. Annual PGSU awards are
determined based on a multiple ranging from three to six
times base salary (depending on position and level of
responsibility) multiplied by a performance factor. PGSUs
vest within three years in cash, and the after-tax value of
the award is used to purchase common shares on the open
market. Generally, these shares cannot be sold until the
employee meets their share ownership requirement (in
which case only those Barrick shares in excess of the
requirement can be sold), or until they retire or leave the
Company.
The initial fair value of the liability is calculated as
of the grant date and is recognized within compensation
expense using the straight-line method over the vesting
period. Subsequently, at each reporting date and on
settlement, the liability is remeasured, with any changes in fair value recorded as compensation expense.
t)    New Accounting Standards Issued
IFRS 18 Presentation and Disclosure in Financial
Statements (effective for annual periods beginning on or
after January 1, 2027)
In April 2024, the IASB issued IFRS 18 which will replace
IAS 1 Presentation of Financial Statements. Even though
IFRS 18 will not impact the recognition or measurement of
items in the financial statements, it will impact presentation and disclosure of certain aspects of the financial statements including management-defined performance measures
within the financial statements. We are currently assessing
the detailed implications of applying the new standard on
the financial statements and the following potential impacts have been identified based on our preliminary assessment:
•Although the adoption of IFRS 18 will have no impact
on net income, items of income and expenses in the
statement of income will be grouped into new
categories resulting in new subtotals and/or line items
being presented, including operating profit, and
changes in how certain existing subtotals are

BARRICK YEAR-END 2025	103	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
calculated. Income from equity investees and interest
income from cash and cash equivalents will be
presented in the investing section of the Statement of
Income.
•We do not expect there to be a significant change in
the information that is currently disclosed in the notes;
however, there will be new disclosures required for
management-defined performance measures (MPM).
An MPM is a subtotal of income and expenses that a
company uses in public communications outside of its
financial statements to convey an aspect of the
financial performance of the company as a whole. We
have performed an initial assessment of the
performance measures that we currently use in our
communications outside of the financial statements
and believe that the following will meet the MPM
definition: Adjusted net earnings, EBITDA, Adjusted
EBITDA and Attributable EBITDA.
•From a cash flow statement perspective, there will be
changes to how interest received and interest paid are
presented. Interest paid will be presented as financing
cash flows and interest received as investing cash
flows, which is a change from the current presentation
as part of operating cash flows. In addition, operating
profit will be the starting point for determining cash
flows from operating activities instead of net income.
We will apply the new standard from its mandatory effective
date of January 1, 2027. Retrospective application is
required, and so the comparative information for the
financial year ending December 31, 2026 will be restated in
accordance with IFRS 18.
Amendments to the Classification and Measurement of
Financial Instruments (IFRS 9 and IFRS 7) (effective for
annual periods beginning on or after January 1, 2026)
In May 2024, the IASB issued targeted amendments to
IFRS 9 and IFRS 7, which clarify the date of recognition
and derecognition of some financial assets and liabilities,
and updates the disclosures for equity instruments
designated at FVOCI. We performed an assessment of the
impact of these amendments and do not expect them to
have a material impact on the financial statements.
There are certain other new accounting standards and
interpretations that have been published that are either
applicable in the current year or not mandatory for the
current period. We have assessed these standards and
determined they do not have a material impact on Barrick in
the current reporting period. No standards have been early
adopted in the current period.
3 ■ Critical Judgments, Estimates, Assumptions and
Risks

Many of the amounts included in the consolidated balance
sheet require management to make judgments and/or
estimates. These judgments and estimates are
continuously evaluated and are based on management’s
experience and knowledge of the relevant facts and
circumstances. Actual results may differ from the estimates.
Information about such judgments and estimates is
contained in the description of our accounting policies and/
or other notes to the financial statements. The key areas
where judgments, estimates and assumptions have been
made are summarized below.
Life of Mine Plans and Reserves and Resources
Estimates of the quantities of proven and probable mineral
reserves and mineral resources form the basis for our LOM
plans, which are used for a number of important business
and accounting purposes, including: the calculation of
depreciation expense; the capitalization of production
phase stripping costs; the current/non-current classification of inventory and certain receivables; the recognition of
deferred revenue related to streaming arrangements and
forecasting the timing of the payments related to the
environmental rehabilitation provision. In addition, the
underlying LOM plans are generally used in the impairment
tests for goodwill and non-current assets and also in the
valuation of acquired businesses. In certain cases, these
LOM plans include assumptions about our ability to obtain
the necessary permits required to complete the planned
activities. We estimate our future production levels,
including mineral reserves and resources and expected
conversion of resources to reserves based on information
compiled by qualified persons as defined in accordance
with the Canadian Securities Administrators’ National
Instrument 43-101 - Standards of Disclosure for Mineral
Projects requirements. To calculate our gold and copper
mineral reserves, as well as measured, indicated, and
inferred mineral resources, we have used the following
assumptions. Refer to notes 19 and 21.

	As at December 31, 2025	As at December 31, 2024
Gold ($/oz)
Mineral reserves	$1,500	$1,400
Measured, indicated and inferred	2,000	1,900
Copper ($/lb)
Mineral reserves	3.25	3.00
Measured, indicated and inferred	4.50	4.00
Inventory
The measurement of inventory including the determination
of its net realizable value, especially as it relates to ore in stockpiles and recoverable from leach pads, involves the
use of estimates. Net realizable value is determined with
reference to relevant market prices less applicable variable selling expenses. Estimation is also required in determining the tonnage, recoverable gold and copper contained
therein, and in determining the remaining costs of
completion to bring inventory into its saleable form.
Judgment is also exercised in determining whether to
recognize a provision for obsolescence on mine operating

BARRICK YEAR-END 2025	104	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
supplies, and estimates are required to determine salvage
or scrap value of mine operating supplies.
Estimates of recoverable gold or copper on the
leach pads are calculated from the quantities of ore placed
on the leach pads (measured tonnes added to the leach
pads), the grade of ore placed on the leach pads (based on
assay data) and a recovery percentage (based on ore
type).
Impairment and Reversal of Impairment for Non-Current
Assets and Impairment of Goodwill
Goodwill and non-current assets are tested for impairment if there is an indicator of impairment or reversal of
impairment, and in the case of goodwill annually during the
fourth quarter, for all of our operating segments. We
consider both external and internal sources of information
for indications that non-current assets and/or goodwill are
impaired. External sources of information we consider
include changes in the market, economic, legal and
permitting environment in which the CGU operates that are
not within its control and affect the recoverable amount of
mining interests and goodwill. Internal sources of
information we consider include the manner in which mining
properties and plant and equipment are being used or are
expected to be used and indications of economic
performance of the assets. Calculating the FVLCD of CGUs
for non-current asset and goodwill impairment tests
requires management to make estimates and assumptions
with respect to future production levels, operating, capital and closure costs in our LOM plans, future metal prices,
foreign exchange rates, Net Asset Value (“NAV”) multiples,
fair value of mineral resources outside LOM plans, the
market values per ounce and per pound and weighted
average costs of capital (“WACC”). Changes in any of the
assumptions or estimates used in determining the fair
values could impact the impairment analysis. Refer to notes
2m, 2o and 21 for further information.
Provisions for Environmental Rehabilitation
Management assesses its provision for environmental
rehabilitation on an annual basis or when new information
becomes available. This assessment includes the
estimation of the future rehabilitation costs (including water treatment), the timing of these expenditures, and the impact of changes in discount rates and foreign exchange rates.
The actual future expenditures may differ from the amounts
currently provided if the estimates made are significantly
different than actual results or if there are significant
changes in environmental and/or regulatory requirements in
the future. Refer to notes 2r and 27 for further information.
Taxes
Management is required to assess uncertainties and make
judgments and estimations regarding the tax basis of
assets and liabilities and related deferred income tax assets and liabilities, amounts recorded for uncertain tax positions, the measurement of income tax expense and indirect taxes
such as royalties and export duties, and estimates of the
timing of repatriation of earnings, which would impact the
recognition of withholding taxes and taxes related to the
outside basis on subsidiaries/associates. While these
amounts represent management’s best estimate based on
the laws and regulations that exist at the time of
preparation, we operate in certain jurisdictions that have
increased degrees of political and sovereign risk and while
host governments have historically supported the
development of natural resources by foreign companies, tax
legislation in these jurisdictions is developing and there is a risk that fiscal reform changes with respect to existing
investments could unexpectedly impact application of this
tax legislation. Such changes could impact the Company’s
judgments about the amounts recorded for uncertain tax
positions, tax basis of assets and liabilities, and related
deferred income tax assets and liabilities, and estimates of the timing of repatriation of earnings. This could necessitate future adjustments to tax income and expense already
recorded. A number of these estimates require
management to make estimates of future taxable profit, as
well as the recoverability of indirect taxes, and if actual
results are significantly different than our estimates, the
ability to realize the deferred tax assets and indirect tax
receivables recorded on our balance sheet could be
impacted. Refer to notes 2h, 12, 30 and 36 for further
information.
Contingencies
Contingencies can be either possible assets or possible
liabilities arising from past events which, by their nature, will only be resolved when one or more future events not wholly
within our control occur or fail to occur. The assessment of such contingencies inherently involves the exercise of
significant judgment and estimates of the outcome of future
events. In assessing loss contingencies related to legal
proceedings that are pending against us or unasserted
claims that may result in such proceedings or regulatory or
government actions that may negatively impact our
business or operations, the Company with assistance from
its legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims or actions as well as the
perceived merits of the nature and amount of relief sought
or expected to be sought, when determining the amount, if
any, to recognize as a contingent liability or assessing the impact on the carrying value of assets.  If the assessment
of a contingency suggests that a loss is probable, and the
amount can be reliably estimated, then a loss is recorded.
When a contingent loss is not probable but is reasonably
possible, or is probable but the amount of loss cannot be
reliably estimated, then details of the contingent loss are
disclosed. Loss contingencies considered remote are
generally not disclosed unless they involve guarantees, in
which case we disclose the nature of the guarantee.
Contingent assets are not recognized in the consolidated
financial statements. Refer to note 36 for more information.
Streaming Transactions
The upfront cash deposit received from Royal Gold on the
gold and silver streaming transaction for production linked
to Barrick’s 60% interest in the Pueblo Viejo mine has been
accounted for as deferred revenue since we have
determined that it is not a derivative as it will be satisfied through the delivery of non-financial items (i.e., gold and
silver) rather than cash or financial assets. It is our intention to settle the obligations under the streaming arrangement
through our own production and if we were to fail to settle
the obligations with Royal Gold through our own production,
this would lead to the streaming arrangement becoming a
derivative. This would cause a change to the accounting
treatment, resulting in the revaluation of the fair value of the agreement through profit and loss on a recurring basis.
Refer to note 29 for further details.

BARRICK YEAR-END 2025	105	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The deferred revenue component of our streaming
agreements is considered variable and is subject to
retroactive adjustment when there is a change in the timing
of the delivery of ounces or in the underlying production
profile of the relevant mine. The impact of such a change in the timing or quantity of ounces to be delivered under a
streaming agreement will result in retroactive adjustments
to both the deferred revenue recognized and the accretion
recorded prior to the date of the change. Refer to note 2e.
For further details on streaming transactions, including our silver sale agreement with Wheaton Precious Metals Corp.
(“Wheaton”), refer to note 29.
Consolidation of Reko Diq
The Reko Diq project is 50% held by Barrick and 50% by
Pakistani stakeholders, comprising a 10% free-carried, non-
contributing share held by the Provincial Government of
Balochistan, an additional 15% held by a special purpose
company owned by the Provincial Government of
Balochistan and 25% owned by other federal state-owned
enterprises. Pursuant to the joint venture agreement,
Barrick has power over the relevant activities of the project, including operatorship of the project, the decision to
proceed with development of the project, subject to a
sufficient expected rate of return, as well as development
and approval of LOM plans. Therefore Barrick has
concluded that it controls Reko Diq and it is consolidated in
Barrick’s consolidated financial statements with a 50% non-
controlling interest.
Loulo-Gounkoto
On June 16, 2025, Barrick lost control of the subsidiaries
that hold our 80% interest in the Loulo-Gounkoto mine in
Mali when they were placed under a temporary provisional
administration. As a result of this event in Q2 2025, we
determined that we no longer had control of the mine and
stopped consolidating it. As we retained legal ownership of
80% of the companies that hold the mine, we recognized an
investment at fair value to reflect our retained interest until the temporary provisional administrator was removed and
we regained control on December 16, 2025. As described in
note 4a, we have determined that regaining control
represents a business combination for no cash
consideration with Barrick identified as the acquirer. To
determine the fair value of the acquisition management is
required to make estimates and assumptions with respect
to future production levels, operating, capital and closure
costs in our LOM plans, future metal prices, values of
resources outside LOM plans and discount rates. Refer to
note 35 for further details.
Other Notes to the Financial Statements

Note
Acquisitions and Divestitures	4
Segment Information	5
Revenue	6
Cost of Sales	7
Exploration, Evaluation and Project Expenses	8
Other Expense (Income)	9
Impairment Charges (Reversals)	10
General and Administrative Expenses	11
Income Tax Expense	12
Earnings Per Share	13
Finance Costs, Net	14
Cash Flow - Other Items	15
Investments	16
Inventories	17
Accounts Receivable and Other Current Assets	18
Property, Plant and Equipment	19
Goodwill and other Intangible Assets	20
Impairment and Reversal of Non-Current Assets	21
Other Assets	22
Accounts Payable	23
Other Current Liabilities	24
Financial Instruments	25
Fair Value Measurements	26
Provisions	27
Financial Risk Management	28
Other Non-Current Liabilities	29
Deferred Income Taxes	30
Capital Stock	31
Non-Controlling Interests	32
Related Party Transactions	33
Stock-Based Compensation	34
Loulo-Gounkoto	35
Contingencies	36
4 ■ Acquisitions and Divestitures

a)    Loulo-Gounkoto
On November 24, 2025, Barrick announced that an
agreement had been entered into with the Government of
the Republic of Mali to put an end to all disputes regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management. Refer to note 35 for further
details.
We have determined that this represents a
business combination with Barrick identified as the acquirer.
We have determined the acquisition price should be equal
to the fair value of Barrick’s 80% investment in the equity of
Société des Mines de Loulo SA (“Somilo”) and Société des
Mines de Gounkoto SA (“Gounkoto”).
We have determined the fair value of Barrick’s
existing interest in Loulo-Gounkoto immediately before the
acquisition of control, which represents the fair value of the

BARRICK YEAR-END 2025	106	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
consideration in the transaction. We have also determined
the fair value of the non-controlling interest and performed a provisional allocation of the purchase price to identified
assets and liabilities.
The tables below present the provisional allocation
of the purchase price to the assets and liabilities acquired.
This allocation is provisional as we have not had sufficient time to complete the final analysis and allocation of fair
values, primarily the property, plant and equipment, and we
expect to complete this process in 2026.

($ millions)
Fair value of Loulo-Gounkoto (100%)	$3,220
Fair value of Loulo-Gounkoto (80%)	2,576

Provisional fair value allocation at acquisition
Cash	$71
Other current assets	154
Inventory	629
Property, plant and equipment	3,131
Other long-term assets	120
Total assets	$4,105
Current liabilities	$347
Deferred income tax liabilities	474
Lease liabilities	17
Provisions	47
Other liability to Loulo-Gounkoto NCI	240
Total liabilities	$1,125
Non-controlling interests	404
Net assets acquired	$2,576
We primarily used a discounted cash flow model (being the
net present value of expected future cash flows) to
determine the fair value of the mining interests and used a
depreciated replacement cost approach in determining the
fair value of property, plant and equipment. Expected future cash flows are based on estimates of future gold prices
inclusive of a $3,000/oz long-term gold price and projected
future revenues, estimated quantities of ore reserves and
mineral resources, including expected conversions of
resources to reserves, expected future production costs
and capital expenditures based on the life of mine plans for the mines as at the acquisition date. A WACC of 16% was
applied in the discounted cash flow model.
Since it has been consolidated from December 16,
2025, Loulo-Gounkoto contributed revenue of $505 million
and net income of $16 million for the year ended
December 31, 2025. If the acquisition had occurred on
January 1, 2025, consolidated revenue and consolidated
net income would have been $1,036 million and
$484 million, respectively. The fair value of accounts
receivable was $92 million (included in other current assets)
as at December 16, 2025, which was equivalent to the
contractual amount.
b)    Tongon
On October 6, 2025, Barrick announced that it reached an
agreement to sell its interests in the Tongon gold mine
(“Tongon”) and certain of its exploration properties in Côte
d’lvoire to the Atlantic Group for total consideration of up to
$305 million. The consideration is composed of cash
consideration of $192 million, inclusive of a $23 million
shareholder loan repayment within six months of closing,
and contingent cash payments totaling up to $113 million
payable based on the price of gold over 2.5 years and
resource conversions over 5 years. The transaction closed
on December 1, 2025 and we recognized a gain on sale of
$134 million and contingent consideration of $113 million in
Q4 2025.
c)    Hemlo
On September 11, 2025, Barrick announced that it reached
an agreement to sell the Hemlo Gold Mine (“Hemlo”) in
Canada to Carcetti Capital Corp., which was renamed to
Hemlo Mining Corp. (“HMC”). The sale agreement provides
for gross proceeds of up to $1.09 billion, consisting of
$875 million of cash proceeds due on closing, HMC shares
with an aggregate value of $50 million, and a production
and tiered gold price-linked cash payment structure of up to
$165 million starting in January 2027 for a five-year term.
The transaction closed on November 26, 2025 and we
recognized a gain on sale of $545 million and contingent
consideration of $22 million in Q4 2025.
d)    Alturas
On August 8, 2025, Barrick announced that it reached an
agreement to sell the Alturas Project in Chile to a subsidiary of Boroo Pte Ltd (Singapore) (“Boroo”) for an up-front cash
payment of $50 million. In addition, Barrick was granted a
0.5% net smelter return royalty on gold and silver produced
from the Project, which will terminate once 2 million ounces of gold and gold-equivalent have been produced. Boroo
may repurchase the royalty within four years from closing
for $10 million. The transaction closed on November 7,
2025 and we recognized a gain on sale of $53 million in Q4
2025.
e)    Donlin Gold
On April 22, 2025, Barrick announced it entered into an
agreement to sell its 50% interest in the Donlin Gold project located in Alaska, USA to affiliates of Paulson Advisers LLC and NOVAGOLD Resources Inc. (“NOVAGOLD”) for total
cash consideration of $1 billion. In addition, Barrick has
granted NOVAGOLD an option to purchase the outstanding
debt owed to Barrick (value of $168 million as at
December 31, 2025, classified as FVPL and presented in
Other Assets) in connection with the Donlin Gold project for
$90 million if purchased prior to closing, or for $100 million if purchased within 18 months from closing, when the option
expires. If that option is not exercised, the debt will remain outstanding, substantially in accordance with its existing
terms which would largely defer repayment to the
commencement of production.
The transaction closed on June 3, 2025 and we
recognized a gain on sale of $745 million in Q2 2025. In
addition, NOVAGOLD did not exercise the option to
purchase the outstanding debt owed to Barrick at closing,
but retains the option to purchase the outstanding debt for
$100 million within 18 months from closing.

BARRICK YEAR-END 2025	107	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5 ■ Segment Information

Barrick’s business is organized into fourteen minesites. Barrick’s CODM (Mark Bristow, President and Chief Executive Officer
until September 29, 2025 and Mark Hill, Group Chief Operating Officer and Interim President and Chief Executive Officer
thereafter) reviews the operating results, assesses performance and makes capital allocation decisions at the minesite level. Our presentation of our reportable operating segments consists of eight gold mines (Carlin, Cortez, Turquoise Ridge, Pueblo Viejo,
Loulo-Gounkoto, Kibali, North Mara and Bulyanhulu) and one copper mine (Lumwana). The remaining operating segments, including our remaining gold mines, have been grouped into an “Other Mines” category and will not be reported on individually.
Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Certain costs are managed on a consolidated basis and are therefore not reflected in segment income.
Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2025	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$4,024	$1,511	$374	$13	$10	$2,116
Cortez[2]	2,686	934	278	7	7	1,460
Turquoise Ridge[2]	1,984	660	201	—	(8)	1,131
Pueblo Viejo[2]	2,300	717	311	4	13	1,255
Loulo-Gounkoto[2,3]	505	448	38	1	144	(126)
Kibali	1,040	330	138	—	45	527
Lumwana	1,487	591	286	—	14	596
North Mara[2]	1,024	324	100	1	33	566
Bulyanhulu[2]	659	249	65	—	9	336
Reportable segment total	$15,709	$5,764	$1,791	$26	$267	$7,861
Other Mines[2]	2,392	904	218	6	30	1,234
Share of equity investee	(1,040)	(330)	(138)	—	(45)	(527)
Segment total	$17,061	$6,338	$1,871	$32	$252	$8,568
Consolidated Statements of Income Information

		Cost of Sales
For the year ended December 31, 2024	Revenue	Site operating costs, royalties and community relations	Depreciation	Exploration, evaluation and project expenses	Other expenses (income)[1]	Segment income (loss)
Carlin[2]	$3,041	$1,522	$307	$12	$11	$1,189
Cortez[2]	1,725	752	253	9	6	705
Turquoise Ridge[2]	1,177	603	179	6	1	388
Pueblo Viejo[2]	1,429	629	295	4	8	493
Loulo-Gounkoto[2]	1,346	475	223	—	123	525
Kibali	743	281	134	—	12	316
Lumwana	855	460	244	—	16	135
North Mara[2]	770	312	83	—	57	318
Bulyanhulu[2]	495	234	63	—	5	193
Reportable segment total	$11,581	$5,268	$1,781	$31	$239	$4,262
Other Mines[2]	2,076	1,036	229	10	74	727
Share of equity investee	(743)	(281)	(134)	—	(12)	(316)
Segment total	$12,914	$6,023	$1,876	$41	$301	$4,673
1Includes accretion expense, which is included with finance costs in the consolidated statements of income. For the year ended December 31,
2025, accretion expense was $51 million (2024: $53 million).
2Includes non-controlling interest portion of revenues, cost of sales and segment income (loss) for the year ended December 31, 2025, for
Pueblo Viejo, $912 million, $412 million, $501 million (2024: $578 million, $370 million, $208 million), Nevada Gold Mines, $3,653 million,
$1,654 million, $1,984 million (2024: $2,539 million, $1,530 million, $989 million), North Mara and Bulyanhulu, $269 million, $118 million,
$143 million (2024: $203 million, $111 million, $81 million), Loulo-Gounkoto, $101 million, $97 million, $(74) million (2024: $269 million,
$140 million, $107 million) and Tongon, $42 million, $27 million, $13 million (2024: $41 million, $32 million, $1 million).
3Revenue and Cost of Sales for Loulo-Gounkoto for 2025 relates only to the periods of which we controlled the mine.

BARRICK YEAR-END 2025	108	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Reconciliation of Reportable Segment Income to Income Before Income Taxes

For the years ended December 31	2025	2024
Reportable segment income	$7,861	$4,262
Segment income from Other Mines	1,234	727
Share of equity investees in reportable segment income	(527)	(316)
Other revenue	(105)	8
Other cost of sales/amortization	(56)	(62)
Exploration, evaluation and project expenses not attributable to segments	(335)	(351)
General and administrative expenses	(222)	(115)
Other income not attributable to segments	711	21
Impairment reversals (charges)	(12)	457
Loss on currency translation	(3)	(39)
Closed mine rehabilitation	(8)	(59)
Income from equity investees	444	241
Finance costs, net (includes non-segment accretion)	(176)	(179)
Gain (loss) on non-hedge derivatives	(1)	13
Income before income taxes	$8,805	$4,608
Geographic Information

	Non-current assets		Revenue[1]
	As at December 31, 2025	As at December 31, 2024	2025	2024
United States	$17,335	$17,305	$9,498	$6,616
Dominican Republic	5,230	5,163	2,300	1,429
Mali	3,337	3,441	505	1,346
Zambia	3,228	2,804	1,487	855
Tanzania	2,254	2,209	1,683	1,265
Democratic Republic of Congo	2,155	2,020	—	—
Chile	1,856	1,920	9	9
Pakistan	1,791	934	—	—
Argentina	1,667	1,667	766	683
Papua New Guinea	770	781	—	—
Saudi Arabia	412	403	—	—
Peru	78	64	—	—
Canada	49	522	302	320
Côte d'Ivoire	—	188	406	399
Unallocated	1,198	573	—	—
Total	$41,360	$39,994	$16,956	$12,922
1Geographic location is presented based on the location of the mine from which the product originated.

BARRICK YEAR-END 2025	109	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Capital Expenditures Information

	Segment Capital Expenditures[1]
	As at December 31, 2025	As at December 31, 2024
Carlin	$661	$818
Cortez	414	397
Turquoise Ridge	102	103
Pueblo Viejo	366	269
Loulo-Gounkoto	23	383
Kibali	154	127
Lumwana	689	457
North Mara	206	178
Bulyanhulu	163	150
Other Mines	282	261
Segment total	$3,060	$3,143
Other items not allocated to segments	896	274
Total	$3,956	$3,417
Share of equity investee	(154)	(127)
Total	$3,802	$3,290
1Segment capital expenditures are presented for internal management reporting purposes on an accrual basis. Capital expenditures in the consolidated statements of cash flow are presented on a cash basis. In 2025, cash expenditures were $3,821 million (2024: $3,174 million)
and the decrease in accrued expenditures was $19 million (2024: $116 million increase).
6 ■ Revenue

For the years ended December 31	2025	2024
Gold sales
Spot market sales	$14,438	$11,268
Concentrate sales	674	536
Provisional pricing adjustments	35	16
	$15,147	$11,820
Copper sales
Copper concentrate sales	$1,411	$871
Provisional pricing adjustments	64	(16)
	$1,475	$855
Other sales[1]	$334	$247
Total	$16,956	$12,922
1Revenues from the sale of by-products from our gold and
copper mines.
For the year ended December 31, 2025, the Company has
three customers that individually account for more than
10% of the Company’s total revenue. These customers
represent approximately 26%, 12% and 11% of total
revenue. However, because gold can be sold through
numerous gold market traders worldwide (including a large
number of financial institutions), the Company is not
economically dependent on a limited number of customers
for the sale of its product.
Principal Products
All of our gold mining operations produce gold in doré form, except Phoenix and Bulyanhulu, which produce both gold
doré and gold concentrate. Gold doré is unrefined gold
bullion bars usually consisting of 90% gold that is refined to pure gold bullion prior to sale to our customers.
Concentrate is a semi-processed product containing the
valuable metal minerals from which most of the waste
mineral has been removed. Our Lumwana mine produces a
concentrate (which primarily contains copper), and copper
cathodes. Our Phoenix mine produces a concentrate that
contains both gold and copper. Incidental revenues from the
sale of by-products, primarily copper, silver and energy at
our gold mines, are classified within other sales.
Provisional Copper and Gold Sales
We have provisionally priced sales for which price
finalization, referenced to the relevant copper and gold
index, is outstanding at the balance sheet date. Our
exposure at December 31, 2025 to the impact of future
movements in market commodity prices for provisionally
priced sales is set out in the following table:

	Volumes subject to final pricing Copper (millions) Gold (000s)		Impact on net income before taxation of 10% movement in market price
As at December 31	2025	2024	2025	2024
Copper pounds[1]	56	63	$30	$25
Gold ounces	29	48	13	13
1Amounts in thousands of tonnes: 2025: 25; 2024: 28.
At December 31, 2025, our provisionally priced copper
sales subject to final settlement were recorded at an
average price of $5.34/lb (2024: $4.04/lb). At December 31,
2025, our provisionally priced gold sales subject to final
settlement were recorded at an average price of $4,337/oz
(2024: $2,636/oz). The sensitivities in the above tables
have been determined as the impact of a 10% change in
commodity prices at each reporting date, while holding all
other variables, including foreign currency exchange rates,
constant.

BARRICK YEAR-END 2025	110	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
7 ■ Cost of Sales

	Gold		Copper		Other[4]		Total
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Site operating cost[1,2,3]	$5,056	$5,068	$477	$389	$—	$—	$5,533	$5,457
Depreciation[1]	1,588	1,641	285	245	33	29	1,906	1,915
Royalty expense	540	405	108	67	—	—	648	472
Mining and production taxes[5]	132	78	—	—		—	132	78
Community relations	41	34	5	5	—	—	46	39
Total	$7,357	$7,226	$875	$706	$33	$29	$8,265	$7,961
1Site operating costs and depreciation include charges to reduce the cost of inventory to net realizable value of $4 million (2024: $48 million). Refer to note 17.
2Site operating costs includes the costs of extracting by-products.
3Includes employee costs of $1,697 million (2024: $1,664 million).
4Other includes corporate amortization.
52024 figures have been changed to present mining and production taxes separately from site operating costs.
8 ■ Exploration, Evaluation and Project Expenses

For the years ended December 31	2025	2024
Global exploration and evaluation[1]	$220	$153
Project costs:
Reko Diq	11	126
Other	109	76
Minesite exploration and evaluation[1]	27	37
Total exploration, evaluation and project expenses	$367	$392
1Approximates the impact on operating cash flow.
9 ■ Other Expense (Income)

For the years ended December 31	2025	2024
Other Expense:
Severance costs	$50	$—
Litigation legal expenses	72	25
Litigation settlement accruals	91	—
Loulo-Gounkoto (note 35)[1]	625	84
Loss (gain) on warrant investments at FVPL	(1)	4
Bank charges	6	4
Loulo-Gounkoto reduced operations costs	136	—
Tanzania community relations projects[2]	10	40
Tax interest and penalties	—	62
Tongon customs and royalty settlements	—	60
Write-offs	41	—
Other	33	57
Total other expense	$1,063	$336
Other Income:
Gain on sale of non-current assets[3]	($1,477)	($24)
Twiga partnership economic benefits sharing adjustment	(10)	(22)
Remeasurement of contingent consideration	(41)	—
Insurance proceeds related to Pueblo Viejo	—	(46)
Loss (gain) on non-hedge derivatives	1	(13)
Interest income on other assets	(45)	(17)
Total other income	($1,572)	($122)
Total	($509)	$214
12024 amount relates to payment to the Government of Mali (“GoM”) to advance negotiations.
22025 amount relates to commitment for education program and 2024 amounts relate to commitment for road construction, both under the
Twiga partnership.
32025 includes a gain of $745 million related to the sale of the Donlin
Gold project, a gain of $546 million related to the sale of Hemlo, a gain of $134 million related to the sale of Tongon and a gain of $53 million related to the sale of the Alturas Project (refer to note 4 for further details).

10 ■ Impairment Charges (Reversals)

For the years ended December 31	2025	2024
Impairment charges (reversals) of non- current assets[1]	$12	($941)
Impairment of goodwill[1]	—	484
Total	$12	($457)
1Refer to note 21 for further details.
11 ■ General and Administrative Expenses

For the years ended December 31	2025	2024
Corporate administration	$103	$95
Share-based compensation	119	20
Total[1]	$222	$115
1Includes employee costs of $170 million (2024: $73 million).

BARRICK YEAR-END 2025	111	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
12 ■ Income Tax Expense

For the years ended December 31	2025	2024
Tax on profit
Current tax
Charge for the year	$2,062	$1,063
Adjustment in respect of prior years[1]	(26)	9
	$2,036	$1,072
Deferred tax
Origination and reversal of temporary differences in the current year	($379)	$478
Adjustment in respect of prior years[1]	(6)	(30)
	($385)	$448
Income tax expense	$1,651	$1,520
Tax expense related to operations
Current
Canada	$34	$8
International	2,002	1,064
	$2,036	$1,072
Deferred
Canada	($31)	$4
International	(354)	444
	($385)	$448
Income tax expense	$1,651	$1,520
1Includes adjustments to equalize the difference between prior year's tax return and the year-end provision.

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2025	2024
At 26.5% statutory rate	$2,334	$1,221
Increase (decrease) due to:
Allowances and special tax deductions[1]	(226)	(211)
Impact of foreign tax rates[2]	(314)	18
Non-deductible expenses / (non-taxable income)	130	111
Loulo-Gounkoto (note 35)	(324)	—
Goodwill impairment charges not tax deductible	—	145
Impact of non-current assets disposals	(258)	2
Net currency translation losses on current and deferred tax balances	41	52
Tax impact from pass-through entities and equity accounted investments	(535)	(263)
Current year tax results sheltered by previously unrecognized deferred tax assets	76	(5)
Recognition and derecognition of deferred tax assets	27	(26)
Settlements and adjustments in respect of prior years	2	116
Increase to income tax related contingent liabilities	(33)	1
Withholding taxes	160	70
Mining taxes	584	290
Tax impact of amounts recognized within accumulated OCI	(8)	—
Other items	(5)	(1)
Income tax expense	$1,651	$1,520
1We are able to claim certain allowances, incentives and tax deductions unique to extractive industries that result in a lower effective tax rate.
2We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate.
      Currency Translation
Current and deferred tax balances are subject to
remeasurement for changes in foreign currency exchange
rates each period. This is required in countries where tax is paid in local currency and the subsidiary has a different
functional currency (typically US dollars). The most
significant relate to Argentine and Malian tax balances.
In 2025, a tax recovery of $26 million arose from
net translation gains on deferred tax balances in Mali (prior to their deconsolidation) and Argentina due to the
strengthening of the West African CFA, partially offset by
the weakening of the Argentine peso against the US dollar.
In 2024, a net tax expense of $52 million arose from
translation losses on tax balances, mainly due to the
weakening of the Argentine peso and the West African CFA
against the US dollar. These net translation losses are
included within income tax expense.
Withholding Taxes
In 2025, we have recorded $6 million (2024: $3 million
related to Saudi Arabia) of dividend withholding taxes
related to the undistributed earnings of our subsidiaries in
Saudi Arabia. We have also recorded $139 million (2024:
$45 million related to Saudi Arabia, Peru and the United
States) of dividend withholding taxes related to the
distributed earnings of our subsidiaries in Argentina, Côte
d’lvoire, Saudi Arabia, Tanzania and the United States.
Recognition of Deferred Tax Assets
In 2025, we utilized previously unrecognized deferred tax
assets in Canada in connection with the sale of Hemlo. The
transaction has resulted in a taxable gain that provided
sufficient Canadian taxable profit to support the utilization of a portion of previously unrecognized Canadian tax loss
carryforwards.
Outside of this transaction, it remains not probable
that sufficient future taxable profits will be available in
Canada to utilize the remaining deferred tax assets.
Accordingly, no additional tax loss carryforwards are
expected to be utilized in Canada in the foreseeable future.
Sale of Non-Current Assets
In 2025, we completed the sale of the Alturas project and
the Hemlo and Tongon mines (refer to note 4 for further
information). Income tax expense for the year was not
materially impacted by the gains on disposal of our interest in these assets. This was primarily attributable to the
availability of previously unrecognized tax attributes
alongside the non-taxable nature of certain capital
disposals under local tax regimes. Consequently, these
disposals represent a permanent difference between
accounting profit and taxable income.
Nevada Gold Mines (“NGM”)
NGM is a limited liability company treated as a flow through partnership for US tax purposes. The partnership is not
subject to federal income tax directly, but each of its
partners is liable for tax on its share of the profits of the partnership. As such, Barrick accounts for its current and
deferred income tax associated with the investment (61.5%
% share) following the principles outlined in IAS 12.

BARRICK YEAR-END 2025	112	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
United States Tax Reform
Under the Inflation Reduction Act signed in  August 2022,
the United States implemented a 15% corporate alternative
minimum tax (“CAMT”) on applicable financial statement
income, effective for tax years beginning after December
31, 2022, with CAMT credit carryforwards having an
indefinite life. Barrick is subject to CAMT as it meets the
requisite income thresholds for a foreign-parented multi-
national group.
While final regulations are still awaited, since its
introduction, Barrick has recognized a deferred tax asset
from the CAMT credit carryforwards anticipating recovery
against future US Federal Income Tax liabilities.
Organisation for Economic Co-operation and
Development (“OECD”) Pillar Two model rules
These rules apply to multinational enterprises with annual
consolidated revenues of at least €750 million in at least
two of the prior four fiscal years immediately preceding the relevant fiscal year, which is reflective of our status.
Canada enacted Pillar Two legislation in Q2 2024,
effective for fiscal years commencing on or after December
31, 2023. Other jurisdictions in which the group operates
have either enacted or are in the process of enacting similar legislation. On January 5, 2026, the OECD's Inclusive
Framework announced a package of administrative
guidance including new safe harbors and an extension of
the Transitional Country-by-Country Reporting Safe Harbor.
The guidance is intended to provide compliance
simplifications for multinational enterprises and will be
incorporated into the Commentary to the Global Anti-Base
Erosion Model Rules.
In terms of the income tax accounting, we have
applied the exception available under the amendments to
IAS 12 published by the IASB in May 2023 and are not
recognizing or disclosing information about deferred tax
assets and liabilities related to Pillar Two income taxes. Our review of Pillar Two for the current year, based on the
OECD’s Transitional Safe Harbour rules as implemented in
the Global Minimum Tax Act in Canada, has not identified
any material amounts to be accrued for 2025. We have
assessed the potential impact of these new safe harbors
and do not expect the updates to result in a material
incremental tax cost under the current application of the
standard. As the law is evolving, both in Canada and
elsewhere, we will continue to monitor the impact of this
legislation.
Mining Taxes
In addition to corporate income tax, we pay mining taxes in
the United States (Nevada), the Dominican Republic, and
Canada (Ontario). NGM is subject to a Net Proceeds of
Minerals tax in Nevada at a rate of 5% and the tax expense
recorded in 2025 was $282 million (2024: $145 million). The
other significant mining tax is the Dominican Republic’s Net
Profits Interest tax, which is determined based on cash
flows as defined by the Pueblo Viejo Special Lease
Agreement. A tax expense of $283 million (2024: $134
million) was recorded for this in 2025. Both taxes are
included on a consolidated basis in the Company's
consolidated statements of income.
Impairments
In 2025, we recorded net impairment charges of $12 million
(2024: net impairment reversals of $941 million) for non-
current assets. Refer to note 21 for further information.
A deferred tax expense of $nil (2024: deferred tax
expense of $321 million primarily related to the impairment
reversals at Lumwana and Veladero) was recorded.
13 ■ Earnings Per Share

For the years ended December 31 ($ millions, except shares in millions and per share amounts in dollars)	2025		2024
	Basic	Diluted	Basic	Diluted
Net income	$7,154	$7,154	$3,088	$3,088
Net income attributable to non-controlling interests	(2,161)	(2,161)	(944)	(944)
Net income attributable to the equity holders of Barrick Mining Corporation	$4,993	$4,993	$2,144	$2,144
Weighted average shares outstanding	1,707	1,707	1,751	1,751
Basic and diluted earnings per share data attributable to the equity holders of Barrick Mining Corporation	$2.93	$2.93	$1.22	$1.22

BARRICK YEAR-END 2025	113	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
14 ■ Finance Costs, Net

For the years ended December 31	2025	2024
Interest expense[1]	$409	$452
Amortization of debt issue costs	1	1
Amortization of premium	(1)	(1)
Interest on lease liabilities	4	4
Loss on interest rate hedges	1	1
Interest capitalized[2]	(55)	(33)
Accretion	89	89
Finance income	(221)	(281)
Total	$227	$232
1Interest in the consolidated statements of cash flow is presented on a cash basis. In 2025, cash interest paid was $291 million (2024: $380 million).
2For the year ended December 31, 2025, the general capitalization rate was 6.00% (2024: 6.40%).
15 ■ Cash Flow – Other Items

Operating Cash Flows - Other Items
For the years ended December 31	2025	2024
Adjustments for non-cash income statement items:
Loss (gain) on non-hedge derivatives	$1	($13)
Stock-based compensation expense	270	65
Loss (gain) on warrant investments at FVPL	(1)	4
Tanzania community relations projects[1]	10	37
Twiga partnership economic benefits sharing adjustment	(10)	(22)
Insurance proceeds related to Pueblo Viejo	—	(46)
Change in estimate of rehabilitation costs at closed mines	(28)	15
Inventory impairment charges (note 17)	3	34
Non-cash revenue recognized on Pueblo Viejo gold and silver streaming agreement	(68)	(35)
Remeasurement of contingent consideration	(41)	—
Litigation settlement accruals	91	—
Change in other assets and liabilities	(307)	(56)
Settlement of stock-based compensation	(117)	(66)
Settlement of rehabilitation obligations	(178)	(197)
Other operating activities	($375)	($280)
Cash flow arising from changes in:
Accounts receivable	($45)	($4)
Inventory	214	(172)
Value added taxes receivable[2]	(172)	(298)
Other current assets	(69)	59
Accounts payable	(53)	48
Other current liabilities	102	(15)
Change in working capital	($23)	($382)
12024 amounts relate to commitment for road construction under the Twiga partnership.
2Excludes $175 million (2024: $107 million) of VAT receivables that were settled against offsetting of income taxes payable and $97 million
(2024: $41 million) of VAT receivables that were settled against offsetting of other duties and liabilities.

BARRICK YEAR-END 2025	114	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
16 ■ Investments

Equity Accounting Method Investment Continuity
	Kibali	Jabal Sayid	Zaldívar	Porgera	Other	Total
At January 1, 2024	$2,119	$391	$874	$703	$46	$4,133
Investment in equity accounting method investment	—	—	—	7	—	7
Equity pick-up (loss) from equity investees	108	119	1	22	(2)	248
Funds invested	—	—	—	55	4	59
Dividends received from equity investees	(88)	(109)	—	—	(1)	(198)
Non-cash dividends received from equity investees[1]	(124)	—	—	—	—	(124)
Equity earnings adjustment	—	—	—	(7)	—	(7)
Shareholder loan repayment	—	—	—	—	(6)	(6)
At December 31, 2024	$2,015	$401	$875	$780	$41	$4,112
Equity pick-up (loss) from equity investees	203	139	(26)	121	—	437
Funds invested	—	—	—	—	1	1
Dividends received from equity investees	(67)	(130)	—	—	(2)	(199)
Equity earnings adjustment	—	—	—	7	—	7
Shareholder loan repayment	—	—	—	(138)	(4)	(142)
At December 31, 2025	$2,151	$410	$849	$770	$36	$4,216
1      Includes a non-cash dividend distributed as JV receivable. Refer to note 18 and note 22.

Summarized Equity Investee Financial Information
	Kibali		Jabal Sayid		Zaldívar		Porgera
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$2,311	$1,650	$633	$544	$790	$714	$1,291	$445
Cost of sales (excluding depreciation)	753	639	221	188	658	517	442	191
Depreciation	303	294	55	48	189	178	133	58
Finance expense (income)	69	77	1	1	6	7	33	(21)
Other expense (income)	54	49	1	—	14	2	(2)	7
Income (loss) before income taxes	$1,132	$591	$355	$307	($77)	$10	$685	$210
Income tax (expense) recovery	(678)	(346)	(76)	(69)	26	(8)	(218)	(82)
Net income (loss)	$454	$245	$279	$238	($51)	$2	$467	$128
Other comprehensive loss	—	—	—	—	(1)	(4)	—	—
Total comprehensive income (loss)	$454	$245	$279	$238	($52)	($2)	$467	$128
Net income (loss) (net of non-controlling interests)	$406	$216	$279	$238	($51)	$2	$467	$128

Summarized Balance Sheet
	Kibali		Jabal Sayid		Zaldívar		Porgera
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024
Cash and equivalents	$244	$89	$129	$105	$87	$97	$155	$91
Other current assets[1]	303	309	172	163	598	659	346	258
Total current assets	$547	$398	$301	$268	$685	$756	$501	$349
Non-current assets	3,831	3,851	392	395	1,803	1,762	3,158	3,106
Total assets	$4,378	$4,249	$693	$663	$2,488	$2,518	$3,659	$3,455
Current financial liabilities (excluding trade, other payables & provisions)	$679	$968	$4	$1	$50	$78	$28	$20
Other current liabilities	489	351	104	96	165	103	183	123
Total current liabilities	$1,168	$1,319	$108	$97	$215	$181	$211	$143
Non-current financial liabilities (excluding trade, other payables & provisions)	75	62	2	1	5	7	—	1
Other non-current liabilities	836	875	7	8	555	565	818	806
Total non-current liabilities	$911	$937	$9	$9	$560	$572	$818	$807
Total liabilities	$2,079	$2,256	$117	$106	$775	$753	$1,029	$950
Net assets	$2,299	$1,993	$576	$557	$1,713	$1,765	$2,630	$2,505
Net assets (net of non-controlling interests)	$2,078	$1,806	$576	$557	$1,713	$1,765	$2,630	$2,505
1Zaldívar other current assets include inventory of $365 million (2024: $545 million).

BARRICK YEAR-END 2025	115	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
The information above reflects the amounts presented in the financial information of the joint venture adjusted for differences between IFRS and local GAAP and fair value adjustments on acquisition of equity in investees.

Reconciliation of Summarized Financial Information to Carrying Value
	Kibali	Jabal Sayid	Zaldívar	Porgera
Opening net assets (net of non-controlling interests)	$1,806	$557	$1,765	$2,505
Income (loss) for the period (net of non-controlling interests)	406	279	(51)	467
Dividends received from equity investees	(134)	(260)	—	—
Dividends to other shareholders	—	—	—	(61)
Other comprehensive loss	—	—	(1)	—
Shareholder loan repayment	—	—	—	(276)
Other	—	—	—	(5)
Closing net assets (net of non-controlling interests), December 31	$2,078	$576	$1,713	$2,630
Barrick's share of net assets	1,040	287	857	770
Equity earnings adjustment	—	—	(10)	—
Other comprehensive loss	—	—	2	—
Goodwill recognition	1,111	123	—	—
Carrying value	$2,151	$410	$849	$770
17 ■ Inventories

	Gold		Copper
	As at December 31, 2025	As at December 31, 2024	As at December 31, 2025	As at December 31, 2024
Raw materials
Ore in stockpiles	$3,019	$2,847	$283	$205
Ore on leach pads	558	470	—	—
Mine operating supplies	606	707	76	52
Work in process	181	136	—	—
Finished products[1]	130	258	7	50
	$4,494	$4,418	$366	$307
Non-current ore in stockpiles and on leach pads[2]	(2,577)	(2,616)	(215)	(167)
	$1,917	$1,802	$151	$140
1On January 2, 2025, an interim attachment order was issued by the Senior Investigating Judges of the Pôle National Économique et
Financier (“Pôle Économique”) against the existing gold stock on the site of the Loulo-Gounkoto mining complex. On January 11, 2025, the gold was removed from the site to a custodial bank. This gold doré had a carrying value of $92 million at the time of its removal and was included in finished products as at December 31, 2024. This gold doré was part of the acquired assets when Barrick regained control of the
Loulo-Gounkoto mining complex on December 16, 2025 and was sold before the end of the 2025 year.  Refer to notes 4 and 35 for further details.
2Ore that we do not expect to process in the next 12 months is classified within other long-term assets.

Inventory Impairment Charges
For the years ended December 31	2025	2024
Cortez	$3	$28
Carlin	—	17
Long Canyon	1	2
Phoenix	—	1
Inventory impairment charges	$4	$48

BARRICK YEAR-END 2025	116	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Ore in Stockpiles	As at December 31, 2025	As at December 31, 2024
Gold
Carlin	$1,184	$1,045
Pueblo Viejo	835	811
Loulo-Gounkoto	166	126
Turquoise Ridge	267	297
Cortez	221	206
North Mara	174	182
Phoenix	138	114
Veladero	33	48
Tongon	—	17
Bulyanhulu	1	1
Copper
Lumwana	283	205
	$3,302	$3,052

Ore on Leach pads	As at December 31, 2025	As at December 31, 2024
Gold
Veladero	$228	$190
Carlin	147	148
Cortez	130	95
Turquoise Ridge	34	34
Long Canyon	—	3
Phoenix	19	—
	$558	$470
Purchase Commitments
At December 31, 2025, we had purchase obligations for supplies and consumables of approximately $3,837 million
(2024: $1,621 million).
18 ■ Accounts Receivable and Other Current Assets

	As at December 31, 2025	As at December 31, 2024
Accounts receivable
Amounts due from concentrate sales	$250	$204
Other receivables	541	559
	$791	$763
Other current assets
Value added taxes recoverable[1]	199	340
Prepaid expenses	192	150
Kibali JV Receivable[2]	133	260
Other[3]	128	103
	$652	$853
1Primarily includes VAT and fuel tax recoverables of $43 million in Zambia, $62 million in Mali, $nil in Côte d’Ivoire, $39 million in Tanzania,
$33 million in Argentina, $nil in Peru, and $16 million in the Dominican Republic (Dec. 31, 2024: $63 million, $100 million, $52 million, $41 million, $33 million, $23 million and $12 million, respectively).
2Refer to note 16 for further details.
32025 and 2024 balances include $50 million asset reflecting the final settlement of Zambian tax matters.

BARRICK YEAR-END 2025	117	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
19 ■ Property, Plant and Equipment

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2025
Net of accumulated depreciation	$8,989	$15,085	$4,485	$28,559
Additions[5]	6	116	3,754	3,876
Capitalized interest	—	—	55	55
Acquisitions[6]	838	2,097	196	3,131
Divestitures[7]	(746)	(2,719)	(583)	(4,048)
Disposals	(2)	(1)	(5)	(8)
Depreciation	(1,103)	(1,096)	—	(2,199)
Impairment charges	(4)	(2)	(6)	(12)
Transfers[8]	1,017	1,489	(2,506)	—
At December 31, 2025	$8,995	$14,969	$5,390	$29,354

At December 31, 2025
Cost	$21,675	$34,943	$17,359	$73,977
Accumulated depreciation and impairments	(12,680)	(19,974)	(11,969)	(44,623)
Net carrying amount – December 31, 2025	$8,995	$14,969	$5,390	$29,354

	Buildings, plant and equipment[1]	Mining property costs subject to depreciation[2,3]	Mining property costs not subject to depreciation[2,4]	Total
At January 1, 2024
Cost	$19,121	$34,622	$17,113	$70,856
Accumulated depreciation and impairments	12,206	20,279	11,955	44,440
Net carrying amount – January 1, 2024	$6,915	$14,343	$5,158	$26,416
Additions[5]	21	135	3,092	3,248
Capitalized interest	—	—	33	33
Disposals	(8)	—	(1)	(9)
Depreciation	(1,052)	(1,018)	—	(2,070)
Impairment reversals (charges)	347	602	(8)	941
Transfers[8]	2,766	1,023	(3,789)	—
At December 31, 2024	$8,989	$15,085	$4,485	$28,559

At December 31, 2024
Cost	$21,773	$35,740	$16,448	$73,961
Accumulated depreciation and impairments	(12,784)	(20,655)	(11,963)	(45,402)
Net carrying amount – December 31, 2024	$8,989	$15,085	$4,485	$28,559
1Additions include $31 million of right-of-use assets for lease arrangements entered into during the year ended December 31, 2025 (2024:
$20 million). Depreciation includes depreciation for leased right-of-use assets of $15 million for the year ended December 31, 2025 (2024:
$17 million). The net carrying amount of leased right-of-use assets was $45 million as at December 31, 2025 (2024: $53 million).
2Includes capitalized reserve acquisition costs, capitalized development costs and capitalized exploration and evaluation costs other than exploration license costs included in intangible assets.
3Assets subject to depreciation include the following items for production stage properties: acquired mineral reserves and resources, capitalized mine development costs, capitalized stripping and capitalized exploration and evaluation costs.
4Assets not subject to depreciation include construction-in-progress, projects and acquired mineral resources and exploration potential at operating minesites and development projects.
5Additions include revisions to the capitalized cost of closure and rehabilitation activities.
6Relates to the acquisition of our Loulo-Gounkoto mine. Refer to notes 4 and 35 for further details.
7Primarily relates to the divestment of our Hemlo and Tongon mines, Donlin Gold project and the deconsolidation of our Loulo-Gounkoto mine upon loss of control. Refer to notes 4 and 35 for further details.
8Primarily relates to non-current assets that are transferred between categories within PP&E once they are placed into service.

BARRICK YEAR-END 2025	118	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
a)   Mining Property Costs Not Subject to Depreciation

	Carrying amount at Dec. 31, 2025	Carrying amount at Dec. 31, 2024
Construction-in-progress[1]	$2,190	$1,856
Acquired mineral resources and exploration potential	53	53
Projects
Pascua-Lama	721	725
Norte Abierto	701	686
Reko Diq	1,725	914
Donlin Gold	—	251
	$5,390	$4,485
1Represents assets under construction at our operating
minesites.
b)   Changes in Gold and Copper Mineral Life of Mine
Plan
As part of our annual business cycle, we prepare updated
estimates of proven and probable gold and copper mineral
reserves and the portion of resources considered probable
of economic extraction for each mineral property. This
forms the basis for our LOM plans. We prospectively revise
calculations of amortization expense for property, plant and equipment amortized using the UOP method, where the
denominator is our LOM ounces. The effect of changes in
our LOM on amortization expense for 2025 was a $10
million decrease (2024: $21 million decrease).
c)   Capital Commitments
In addition to entering into various operational commitments in the normal course of business, we had commitments of
approximately $2,329 million at December 31, 2025 (2024:
$605 million) for construction activities at our sites and
projects.
d)   Other Lease Disclosure
The Company leases various buildings, plant and
equipment as part of the normal course of operations.
Lease terms are negotiated on an individual basis and
contain a wide range of different terms and conditions.
Refer to note 25 for a lease maturity analysis. Included in
net income for 2025 are short-term payments and variable
lease payments not included in the measurement of lease
liabilities of $10 million (2024: $9 million) and $165 million
(2024: $203 million), respectively.
20 ■ Goodwill and Other Intangible Assets

a) Intangible Assets
	Water rights[1]	Technology[2]	Exploration potential[3]	Total
Opening balance January 1, 2024	$61	$6	$82	$149
Amortization and impairment losses	—	(1)	—	(1)
Closing balance December 31, 2024	$61	$5	$82	$148
Amortization and impairment losses	—	—	—	—
Closing balance December 31, 2025	$61	$5	$82	$148
Cost	$61	$17	$252	$330
Accumulated amortization and impairment losses	—	(12)	(170)	(182)
Net carrying amount December 31, 2025	$61	$5	$82	$148
1Relates to water rights in South America, and will be amortized through cost of sales when we begin using these in the future.
2The amount is amortized through cost of sales using the UOP method over LOM ounces of the Pueblo Viejo mine, with no assumed residual value.
3Exploration potential consists of the estimated fair value attributable to exploration licenses acquired as a result of a business combination or asset acquisition. The carrying value of the licenses will be transferred to PP&E when the development of attributable mineral resources commences.

BARRICK YEAR-END 2025	119	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Goodwill

	Closing balance December 31, 2024	Disposals	Closing balance December 31, 2025
Carlin	$1,294	$—	$1,294
Cortez	899	—	899
Turquoise Ridge	722	—	722
Phoenix	119	—	119
Hemlo	63	(63)	—
Total	$3,097	($63)	$3,034
On a total basis, the gross amount and accumulated impairment losses are as follows:

Cost	$10,476
Accumulated impairment losses December 31, 2025	(7,442)
Net carrying amount December 31, 2025	$3,034

21 ■ Impairment and Reversal of Non-Current Assets

Summary of impairments (reversals)
For the year ended December 31, 2025, we recorded a net
impairment of $12 million (2024: net impairment reversal of
$941 million) for non-current assets and $nil (2024: $484
million) of impairment to goodwill, as summarized in the
following table:

For the years ended December 31	2025	2024
Lumwana	$—	($655)
Veladero	—	(437)
Carlin	6	82
Long Canyon	—	49
Pueblo Viejo	1	10
Cortez	4	9
Other	1	1
Total impairment charges (reversals) of non-current assets	$12	($941)
Loulo-Gounkoto goodwill	—	484
Total goodwill impairment charges	$—	$484
Total impairment charges (reversals)	$12	($457)
2025 Indicators of Impairment and Reversals
In Q4 2025, as per our policy, we performed our annual
goodwill impairment test as required by IAS 36 and
identified no impairments. For certain CGUs a prior year
calculation of the recoverable amount was used for the
annual goodwill impairment test, since all criteria described in note 2o were satisfied (Carlin, Cortez and Turquoise
Ridge used 2023 recoverable amount; Phoenix used 2024
recoverable amount).  Also in Q4 2025, we reviewed the
updated LOM plans for our other operating minesites for
indicators of impairment or reversal.
2024 Indicators of Impairment and Reversals
In Q4 2024, as per our policy, we performed our annual
goodwill impairment test as required by IAS 36 and
identified a goodwill impairment at Loulo-Gounkoto. For
certain CGUs a prior year calculation of the recoverable
amount was used for the annual goodwill impairment test,
since all criteria described in note 2o were satisfied (Carlin,
Cortez and Turquoise Ridge used 2023 recoverable
amount). Also, in Q4 2024, we reviewed the updated LOM
plans for our other operating minesites for indicators of
impairment or reversal. We noted indicators of impairment
reversal at our Lumwana and Veladero mines and of
impairment at our Carlin and Long Canyon mines. The key
assumptions used in these impairment assessments are
detailed below.
Loulo-Gounkoto
The Company and the Government of Mali had been
engaged in an ongoing dispute over the existing mining
conventions of Somilo and Gounkoto (together, the
“Conventions”). On January 14, 2025, due to the
restrictions imposed by the Government of Mali on gold
shipments, the Company announced that the Loulo-
Gounkoto mining complex would temporarily suspend
operations (refer to note 35 for more information). In Q4
2024, we determined that the carrying value of
$3,564 million exceeded the FVLCD. We recorded a
goodwill impairment of $484 million based on a FVLCD of
$3,080 million.
Lumwana
In Q4 2024, we updated the LOM plan for Lumwana and we
observed an increase in the mine’s discounted cash flows
reflecting the increased confidence of the Super Pit
Expansion following the completion of the feasibility study
and higher copper price assumptions. We determined that
this was an indicator of impairment reversal and concluded
that the mine’s FVLCD exceeded its carrying value. We
recorded a partial non-current asset impairment reversal of
$655 million.
Veladero
In Q4 2024, we updated the LOM plan for Veladero and we
observed an increase in the mine’s discounted cash flows
reflecting higher gold prices and a decrease in the WACC
primarily due to lower country risk. We determined that this was an indicator of impairment reversal and concluded that
the mine’s FVLCD exceeded its carrying value and we
recorded a non-current asset impairment reversal of $437
million, which represents a full reversal of the non-current asset impairments recorded in 2018 and 2022.
Carlin
In Q4 2024, we updated the LOM plan for Carlin and
identified that due to a change in the mine plan, an area of the Goldstrike open pit was no longer economic to be

BARRICK YEAR-END 2025	120	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
mined. As a result, we identified a non-current asset
impairment of $82 million related to a capitalized stripping asset that no longer had a future benefit.
Long Canyon
In Q4 2024, we decided to place the mine in closure and
remove the associated mineral resources from our
December 31, 2024 Mineral Reserves and Resources
statement. As a result, we identified a non-current asset
impairment of $49 million on assets that no longer had a
future benefit.
Key Assumptions
Recoverable amount has been determined based on the
estimated FVLCD, which has been determined to be
greater than the VIU amounts. The key assumptions and
estimates used in determining the FVLCD are related to
future metal prices, WACC, NAV multiples for gold assets,
operating costs, capital expenditures, closure costs, future production levels, continued license to operate, and the
expected start of production for our projects. In addition,
assumptions are related to observable market evaluation
metrics, including identification of comparable entities, and associated market values per ounce or per pound of
reserves and/or resources, as well as the fair value of
mineral resources outside of LOM plans.
Gold
For the gold CGUs where a recoverable amount was
required to be determined, FVLCD was determined by
calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects
within the CGU (Level 3 of the fair value hierarchy). The
estimates of future cash flows were derived from the LOM
plans and, where the LOM plans exclude a material portion
of total reserves and resources, we assign value to
resources not considered in these models. Based on
observable market or publicly available data, including
equity sell-side analyst forecasts, we make an assumption
of future gold, copper and silver prices to estimate future
revenues. The future cash flows for each gold mine are
discounted using a real WACC, which reflects specific
market risk factors for each mine. Some gold companies
trade at a market capitalization greater than the NPV of
their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied
to the NPV to arrive at the trading price. The NAV multiple
is generally understood to take account of a variety of
additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan
or reserve and resource estimates, and the benefit of gold
price optionality. As a result, we applied a specific NAV
multiple to the NPV of each CGU within each gold segment
based on the NAV multiples observed in the market in
recent periods and that we judged to be appropriate to the
CGU.
Copper
For the copper CGU where a recoverable amount was
required to be determined, FVLCD was determined by
calculating the NPV of the future cash flows expected to be
generated by the mine and projects within the CGU (Level 3
of the fair value hierarchy). The estimates of future cash
flows were derived from the LOM plans, and may include
value attributed to potential projects that would have value to a market participant. Based on observable market or
publicly available data, including equity sell-side analyst
forecasts, we make an assumption of future copper prices
to estimate future revenues. The future cash flows for each
copper mine are discounted using a real WACC, which
reflects specific market risk factors for each mine.
Assumptions
The short-term and long-term gold and copper price
assumptions used in our fourth quarter 2025 and 2024
impairment testing are as follows:

	2025	2024
Gold price per oz (short-term)	$3,800	$2,400
Gold price per oz (long-term)	3,000	1,850
Copper price per lb (short-term)	4.80	4.25
Copper price per lb (long-term)	4.40	4.00
Neither the increase in the long-term gold price nor long-
term copper price assumption from 2024 were considered
an indicator of impairment reversal as the increased price
would not, in isolation, have resulted in the identification of an impairment reversal at our CGUs with reversible
impairments. The other key assumptions used in our
impairment testing, based on the CGUs tested in each year,
are summarized in the following table:

	2025	2024
WACC - gold (range)	5%-8%	5%-9%
WACC - gold (avg)	6%	6%
WACC - copper	9%	12%
NAV multiple - gold (avg)	1.2	1.2
LOM years - gold (avg)	24	21
Sensitivities
Should there be a significant increase or decline in
commodity prices, we would take actions to assess the
implications on our LOM plans, including the determination
of reserves and resources, and the appropriate cost
structure for the CGU. The recoverable amount of the CGU
would be affected by these changes and also be impacted
by other market factors such as changes in NAV multiples
and the value per ounce or pound of comparable market
entities.
We performed a sensitivity analysis on each gold
CGU that was tested for impairment, as well as those gold
CGUs which we believe are most sensitive to changes in
the key assumptions.  We flexed the gold prices, WACC
and NAV multiple, which are the most significant
assumptions that impact the impairment calculations. We
first assumed a +/- $100 per ounce change in our gold price
assumptions, while holding all other assumptions constant.
We then assumed a +/-1% change in our WACC,
independent from the change in gold prices, while holding
all other assumptions constant. Finally, we assumed a +/-
0.1 change in the NAV multiple, while holding all other
assumptions constant. These sensitivities help to determine
the theoretical impairment losses that would be recorded
with these changes in gold prices, WACC and NAV multiple.
None of those changes would result in an impairment loss.
We also performed a sensitivity analysis on
Zaldívar. We flexed the copper prices and the WACC, which
are the most significant assumptions that impact the
impairment calculations. We first assumed a +/- $0.25 per
pound change in our copper price assumptions, while
holding all other assumptions constant. We then assumed a
+/-1% change in our WACC, independent from the change
in copper prices, while holding all other assumptions

BARRICK YEAR-END 2025	121	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
constant. These sensitivities help to determine the
theoretical impairment losses that would be recorded with
these changes in copper prices and WACC.  If the copper
price per pound was decreased by $0.25, a non-current
asset impairment of $108 million would have been
recognized. No other changes would result in an
impairment loss.
The carrying value of the CGUs that are most
sensitive to changes in the key assumptions used in the
FVLCD calculation are:

As at December 31, 2025	Carrying Value
Loulo-Gounkoto	$2,522
Kibali[1]	2,484
Lumwana	2,767
Zaldívar	849
1Kibali’s carrying value is comprised of the equity investment and JV receivable.
22 ■ Other Assets

	As at December 31, 2025	As at December 31, 2024
Value added taxes receivable[1]	$192	$222
Other investments[2]	131	42
Notes receivable[3]	247	217
Norte Abierto JV partner receivable and contingent consideration	71	51
Restricted cash[4]	101	65
Contingent consideration[5]	169	—
Kibali JV receivable[6]	200	202
Prepayments[7]	317	234
PV resettlement receivable	164	86
Other	181	176
	$1,773	$1,295
1Includes VAT and fuel tax receivables of $114 in Mali, $4 million in Argentina, $1 million in Tanzania, $55 million in Chile and
$18 million in Peru. (Dec. 31, 2024: $100 million, $6 million,
$69 million, $47 million, and $nil, respectively).
2Includes equity investments in other mining companies.
3Primarily represents the interest bearing promissory note due from NOVAGOLD.
4Primarily represents the cash balance at Pueblo Viejo that is contractually restricted in respect of disbursements for
environmental rehabilitation, which are expected to occur near the end of Pueblo Viejo’s mine life.
5Primarily includes contingent consideration relating to the divestments of the Tongon mine, Hemlo mine and Alturas
project. Refer to note 4 for further details.
6Refer to note 16 for further details.
7Primarily relates to prepaid royalties at Carlin and Pueblo Viejo.
23 ■ Accounts Payable

	As at December 31, 2025	As at December 31, 2024
Accounts payable	$646	$655
Accruals	905	673
Payroll accruals	308	285
	$1,859	$1,613
24 ■ Other Current Liabilities

	As at December 31, 2025	As at December 31, 2024
Provision for environmental rehabilitation (note 27b)	$181	$226
Deposit on Pueblo Viejo gold and silver streaming agreement	36	40
Share-based payments (note 34)	192	54
Derivative liabilities (note 25c)	89	—
Pueblo Viejo JV partner shareholder loan (note 29)	52	60
Other	166	80
	$716	$460

BARRICK YEAR-END 2025	122	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
25 ■ Financial Instruments

Financial instruments include cash; evidence of ownership in an entity; or a contract that imposes an obligation on one party and conveys a right to a second entity to deliver/receive cash or another financial instrument. Information on certain types of financial instruments is included elsewhere in these consolidated financial statements as follows: accounts receivable (note 18); and
restricted share units (note 34a).
a) Cash and Equivalents
Cash and equivalents include cash, term deposits, treasury bills and money market investments with original maturities of less than 90 days.

	As at December 31, 2025	As at December 31, 2024
Cash deposits	$5,369	$3,120
Term deposits	1,337	954
	$6,706	$4,074
Of total cash and cash equivalents as of December 31, 2025, $nil (2024: $nil) was held in subsidiaries which have regulatory or contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company.

BARRICK YEAR-END 2025	123	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
b) Debt and Interest1

	Closing balance December 31, 2024	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2025
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	397	—	—	2	399
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	(2)	2	1,042
Leases[8]	59	—	(12)	—	47
Other debt obligations	574	—	(12)	(4)	558
5.75% notes[9,10]	845	—	—	—	845
	$4,729	$—	($26)	$—	$4,703
Less: current portion[11]	(24)				(56)
	$4,705				$4,647

	Closing balance December 31, 2023	Proceeds	Repayments	Amortization and other[2]	Closing balance December 31, 2024
5.7% notes[3,10]	$844	$—	$—	$—	$844
5.25% notes[4]	373	—	—	—	373
5.80% notes[5,10]	396	—	—	1	397
6.35% notes[6,10]	595	—	—	—	595
Other fixed rate notes[7,10]	1,042	—	—	—	1,042
Leases[8]	56	—	(14)	17	59
Other debt obligations	576	—	—	(2)	574
5.75% notes[9,10]	844	—	—	1	845
	$4,726	$—	($14)	$17	$4,729
Less: current portion[11]	(11)				(24)
	$4,715				$4,705
1The agreements that govern our long-term debt each contain various provisions which are not summarized herein. These provisions allow
Barrick, at its option, to redeem indebtedness prior to maturity at specified prices and also may permit redemption of debt by Barrick upon the occurrence of certain specified changes in tax legislation.
2Amortization of debt premium/discount and increases (decreases) in capital leases.
3Consists of $850 million (2024: $850 million) of our wholly-owned subsidiary Barrick North America Finance LLC (“BNAF”) notes due 2041.
4Consists of $375 million (2024: $375 million) of 5.25% notes which mature in 2042.
5Consists of $400 million (2024: $400 million) of 5.80% notes which mature in 2034.
6Consists of $600 million (2024: $600 million) of 6.35% notes which mature in 2036.
7Consists of  $1.1 billion (2024: $1.1 billion) in conjunction with our wholly-owned subsidiary BNAF and our wholly-owned subsidiary Barrick
(PD) Australia Finance Pty Ltd. (“BPDAF”). This consists of $250 million (2024: $250 million) of BNAF notes due 2038 and $805 million
(2024: $807 million) of BPDAF notes due 2039.
8Consists primarily of leases at Nevada Gold Mines, $9 million, Loulo-Gounkoto, $17 million, Veladero, $2 million, Lumwana, $1 million,
Hemlo, $nil, North Mara, $4 million, Tongon, $nil, and Reko Diq, $9 million (2024: $12 million, $18 million, $2 million, $1 million, $9 million,
$4 million, $5 million, $nil, respectively).
9Consists of $850 million (2024: $850 million) in conjunction with our wholly-owned subsidiary BNAF.
10We provide an unconditional and irrevocable guarantee on all BNAF, BPDAF, Barrick Gold Finance Company (“BGFC”), and Barrick (HMC)
Mining (“BHMC”) notes and generally provide such guarantees on all BNAF, BPDAF, BGFC, and BHMC notes issued, which rank equally with our other unsecured and unsubordinated obligations.
11The current portion of long-term debt consists of $9 million of leases (2024: $13 million) and $47 million of other debt obligations (2024: $11 million).

BARRICK YEAR-END 2025	124	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
5.7% Notes
In June 2011, BNAF issued an aggregate of $4.0 billion in
debt securities including $850 million of 5.70% notes that
mature in 2041 issued by BNAF (collectively, the “BNAF
Notes”). Barrick provides an unconditional and irrevocable
guarantee of the BNAF Notes, which rank equally with
Barrick’s other unsecured and unsubordinated obligations.
5.25% Notes
On April 3, 2012, we issued an aggregate of $2 billion in
debt securities including $750 million of 5.25% notes that
mature in 2042. During 2022, $375 million of the 5.25%
notes was repaid.
Other Fixed Rate Notes
On October 16, 2009, we issued debentures through our
wholly-owned indirect subsidiary BPDAF consisting of $850
million of 30-year notes with a coupon rate of 5.95%. We
also provide an unconditional and irrevocable guarantee of
these payments, which rank equally with our other
unsecured and unsubordinated obligations. During 2023,
$43 million of the 5.95% notes was repaid. During 2025,
$2 million of the 5.95% notes was repaid.
In September 2008, we issued an aggregate of
$1.25 billion of notes through our wholly-owned indirect
subsidiaries BNAF and BGFC including $250 million of 30-
year notes with a coupon rate of 7.5%. We also provide an
unconditional and irrevocable guarantee of these payments,
which rank equally with our other unsecured and
unsubordinated obligations.
5.75% Notes
On May 2, 2013, we issued an aggregate of $3 billion in
notes through Barrick and our wholly-owned indirect
subsidiary BNAF including $850 million of 5.75% notes
issued by BNAF that mature in 2043. $2 billion of the net
proceeds from this offering was used to repay amounts
outstanding under our revolving Credit Facility at that time.
We provide an unconditional and irrevocable guarantee on
the $850 million of 5.75% notes issued by BNAF, which
rank equally with our other unsecured and unsubordinated
obligations.
Credit Facility
In May 2025, we completed an update of the credit and
guarantee agreement (the “Credit Facility”) with certain
Lenders, which requires such Lenders to make available to
us a credit facility of $3.0 billion or the equivalent amount in
Canadian dollars. The Credit Facility, which is unsecured,
currently has an interest rate of Secured Overnight
Financing Rate (“SOFR”) plus 1.00% on drawn amounts,
and a standby rate of 0.09% on undrawn amounts. The
Credit Facility incorporates sustainability-linked metrics
which are made up of annual environmental and social
performance targets directly influenced by Barrick's actions, rather than based on external ratings. The performance
targets include Scope 1 and Scope 2 greenhouse gas
emissions intensity, water use efficiency (reuse and
recycling rates), and total recordable injury frequency rate.
Barrick may incur positive or negative pricing adjustments
on drawn credit spreads and standby fees based on its
sustainability performance versus the targets that have
been set. As part of the update, the termination date of the
Credit Facility was extended from May 2029 to May 2030.
The Credit Facility was undrawn as at December 31, 2025.

Interest

	2025		2024
For the years ended December 31	Interest cost	Effective rate[1]	Interest cost	Effective rate[1]
5.7% notes	$49	5.74%	$49	5.74%
5.25% notes	20	5.29%	20	5.29%
5.80% notes	23	5.85%	23	5.85%
6.35% notes	38	6.41%	38	6.41%
Other fixed rate notes	68	6.41%	68	6.41%
Leases	4	6.60%	4	8.16%
Other debt obligations	34	6.17%	35	6.17%
5.75% notes	49	5.79%	49	5.79%
Deposits on Pascua-Lama silver sale agreement (note 29)	5	2.82%	5	2.82%
Deposits on Pueblo Viejo gold and silver streaming agreement (note 29)	18	4.04%	28	6.16%
Other interest[2]	106		138
	$414		$457
Less: interest capitalized	(55)		(33)
	$359		$424
1The effective rate includes the stated interest rate under the debt agreement, amortization of debt issue costs and debt discount/premium and the impact of interest rate contracts designated in a hedging relationship with debt.
2This includes $11 million (2024: $78 million) relating to finance costs in Argentina.

BARRICK YEAR-END 2025	125	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Scheduled Debt Repayments1

	Issuer	Maturity Year	2026	2027	2028	2029	2030	2031 and thereafter	Total
7.37% notes[2]	BGC	2026	$32	$—	$—	$—	$—	$—	$32
8.05% notes[2]	BGC	2026	15	—	—	—	—	—	15
6.38% notes[2]	BGC	2033	—	—	—	—	—	200	200
5.80% notes	BGC	2034	—	—	—	—	—	200	200
5.80% notes	BGFC	2034	—	—	—	—	—	200	200
6.45% notes[2]	BGC	2035	—	—	—	—	—	300	300
6.35% notes	BHMC	2036	—	—	—	—	—	600	600
7.50% notes[3]	BNAF	2038	—	—	—	—	—	250	250
5.95% notes[3]	BPDAF	2039	—	—	—	—	—	805	805
5.70% notes	BNAF	2041	—	—	—	—	—	850	850
5.25% notes	BGC	2042	—	—	—	—	—	375	375
5.75% notes	BNAF	2043	—	—	—	—	—	850	850
			$47	$—	$—	$—	$—	$4,630	$4,677
Minimum annual payments under leases			$9	$9	$5	$4	$3	$17	$47
1This table illustrates the contractual undiscounted cash flows, and may not agree with the amounts disclosed in the consolidated balance sheet.
2Included in Other debt obligations in the Long-Term Debt table.
3Included in Other fixed rate notes in the Long-Term Debt table.
c)    Derivative Instruments (“Derivatives”)
In the normal course of business, our assets, liabilities and forecasted transactions, as reported in US dollars, are
impacted by various market risks including, but not limited
to:

Item	Impacted by
● Revenue	● Prices of gold, silver and copper
● Cost of sales
o Consumption of diesel fuel, propane, natural gas, and electricity	o Prices of diesel fuel, propane, natural gas, and electricity
o Non-US dollar expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, TZS, XOF, ZAR and ZMW
● General and administration, exploration and evaluation costs	● Currency exchange rates - US dollar versus A$, ARS, C$, DOP, GBP, PKR, TZS, XOF, ZAR, and ZMW
● Capital expenditures
o Non-US dollar capital expenditures	o Currency exchange rates - US dollar versus A$, ARS, C$, DOP, EUR, GBP, PKR, TZS, XOF, ZAR, and ZMW
o Consumption of steel	o Price of steel
● Interest earned on cash and equivalents	● US dollar interest rates
● Interest paid on fixed- rate borrowings	● US dollar interest rates
The time frame and manner in which we manage those
risks varies for each item based upon our assessment of
the risk and available alternatives for mitigating risk. For these particular risks, we believe that derivatives are an
appropriate way of managing the risk.
We use derivatives as part of our risk
management program to mitigate variability associated with
changing market values related to the hedged item. Many
of the derivatives we use meet the hedge effectiveness
criteria and are designated in a hedge accounting
relationship.
Certain derivatives are designated as either
hedges of the fair value of recognized assets or liabilities or of firm commitments (“fair value hedges”) or hedges of
highly probable forecasted transactions (“cash flow
hedges”), collectively known as “accounting hedges”.
Hedges that are expected to be highly effective in achieving offsetting changes in fair value or cash flows are assessed
on an ongoing basis to determine that they actually have
been highly effective throughout the financial reporting
periods for which they were designated. Some of the
derivatives we use are effective in achieving our risk
management objectives, but they do not meet the strict
hedge accounting criteria. These derivatives are considered
to be “non-hedge derivatives”.
During 2024, we did not enter into any derivative
contracts for US dollar interest rates, currencies, metals or commodity inputs.
During 2025, we entered into 25,000 ounces of
zero cost gold collars that mature every month between
September 2025 and August 2028 for a total of 900,000
ounces. These contracts contain purchased put and sold
call options with strike prices of $3,100/oz and $4,310/oz,
respectively. They are designated as cash flow hedges,
with the effective portion of the hedge recognized in other
comprehensive income (loss) and the ineffective portion
recognized as loss (gain) on non-hedge derivatives. The
realized loss (gain) related to these positions is $nil for
2025 (2024: $nil). As at December 31, 2025, the fair value
of the remaining derivatives is a loss of $386 million
(December 31, 2024: $nil), with $89 million recorded as
other current liabilities and $297 million recorded as other non-current liabilities (December 31, 2024: $nil and $nil,
respectively). As at December 31, 2025, 800,000 ounces of
gold collars remain outstanding.

BARRICK YEAR-END 2025	126	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
26 ■ Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.
a)     Assets and Liabilities Measured at Fair Value on a Recurring Basis

Fair Value Measurements
At December 31, 2025	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Contingent consideration[3]	$—	$—	$240	$240
Other investments[1]	131	—	—	131
Derivatives[2]	—	(386)	—	(386)
Receivables from provisional copper and gold sales	—	250	—	250
Receivable from NOVAGOLD[4]	—	—	168	168
	$131	($136)	$408	$403

Fair Value Measurements
At December 31, 2024	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs	Aggregate Fair Value
	(Level 1)	(Level 2)	(Level 3)
Contingent consideration[3]	$—	$—	$58	$58
Other investments[1]	42	—	—	42
Receivables from provisional copper and gold sales	—	204	—	204
	$42	$204	$58	$304
1     Includes equity investments in other mining companies.
2       Refer to note 25c for further details.
3       2025 primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project. 2024 primarily includes contingent consideration relating to the Norte Abierto project and has been changed to include contingent consideration.
4       Refer to note 4 for further details.
b)   Fair Values of Financial Assets and Liabilities

	At December 31, 2025		At December 31, 2024
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Financial assets
Other assets[1]	$940	$940	$891	$891
Other investments[2]	131	131	42	42
Contingent consideration[3]	240	240	58	58
	$1,311	$1,311	$991	$991
Financial liabilities
Debt[4]	$4,703	$4,970	$4,729	$4,821
Derivative liabilities[5]	386	386	—	—
Other liabilities	803	803	595	595
	$5,892	$6,159	$5,324	$5,416
1Includes restricted cash and amounts due from our partners and joint ventures.
2Includes equity investments in other mining companies. Recorded at fair value. Quoted market prices are used to determine fair value.
32025 primarily includes contingent consideration relating to the Tongon mine, Norte Abierto project, Hemlo mine and Alturas project. 2024 primarily includes contingent consideration relating to the Norte Abierto project and have been changed to include contingent consideration.
4Debt is generally recorded at amortized cost. The fair value of debt is primarily determined using quoted market prices. Balance includes both current and long-
term portions of debt.
5Refer to note 25 for further details.

The fair values of the Company’s remaining financial assets and liabilities, which include cash and equivalents, accounts receivable and trade and other payables, approximate their carrying values due to their short-term nature. We do not offset financial assets with financial liabilities.

BARRICK YEAR-END 2025	127	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c)   Assets Measured at Fair Value Valuation Techniques
Receivables from Provisional Copper and Gold Sales
The fair value of receivables arising from copper and gold sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted forward price from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.
Other Long-Term Assets
The fair value of property, plant and equipment, goodwill, intangibles and other assets is determined primarily using an income approach based on unobservable cash flows, and as a result is classified within Level 3 of the fair value hierarchy. Refer to note
21 for disclosure of inputs used to develop these measures.
Contingent Consideration
The fair value of contingent consideration is determined based on unobservable production and/or resource conversion, and as a result is classified within Level 3 of the fair value hierarchy.  The significant unobservable input used is forecasted gold prices, which ranged from $2,700/oz to $3,965/oz in 2025 (2024: $1,500/oz).  The higher the forecasted gold price, the higher the fair value.
Derivative Instruments
The fair value of derivative instruments is determined using option pricing models that utilize a variety of inputs that are a combination of quoted prices and market-corroborated inputs.  As a result, the derivative instruments are classified within Level 2 of the fair value hierarchy.
27 ■ Provisions

a) Provisions
	As at December 31, 2025	As at December 31, 2024
Environmental rehabilitation (“PER”)	$1,602	$1,751
Post-retirement benefits	33	34
Share-based payments (note 34)	50	23
Other employee benefits	30	32
Other	131	122
	$1,846	$1,962

b) Environmental Rehabilitation
	2025	2024
At January 1	$1,977	$2,153
PERs divested during the year[1]	(103)	—
Closed Sites
Impact of revisions to expected cash flows recorded in earnings	(16)	38
Settlements
Cash payments	(99)	(121)
Settlement gains	(6)	(10)
Accretion	42	41
Operating Sites
PER revisions in the year	26	(92)
Settlements
Cash payments	(79)	(76)
Settlement gains	(6)	(4)
Accretion	47	48
At December 31	$1,783	$1,977
Current portion (note 24)	(181)	(226)
	$1,602	$1,751
1    2025 primarily relates to the divestment of our Hemlo and
Tongon mines (refer to note 4 for further details).
The eventual settlement of substantially all PERs estimated
is expected to take place between 2026 and 2065.
The total PER has decreased in Q4 2025 by $44 million
primarily due to spending incurred during the quarter,
combined with an increase in the discount rate, partially
offset by the acquisition of Loulo-Gounkoto after control
was obtained in Q4 (refer to note 35 for details) and
accretion. For the year ended December 31, 2025, our PER
balance decreased by $194 million primarily due to
spending incurred during the year, combined with the
divestment of Hemlo and Tongon (refer to note 4 for further
details), partially offset by accretion. A 1% increase in the discount rate would result in a decrease in the PER by $196
million and a 1% decrease in the discount rate would result
in an increase in the PER by $242 million, while holding the other assumptions constant.

BARRICK YEAR-END 2025	128	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
28 ■ Financial Risk Management

Our financial instruments are comprised of financial
liabilities and financial assets. Our principal financial
liabilities, other than derivatives, comprise accounts
payable and debt. The main purpose of these financial
instruments is to manage short-term cash flow and raise
funds for our capital expenditure program. Our principal
financial assets, other than derivative instruments, are cash and equivalents, restricted cash, contingent consideration,
accounts receivable, notes receivable, JV receivable and
JV partner receivable, which arise directly from our
operations. In the normal course of business, we use
derivative instruments to mitigate exposure to various
financial risks.
We manage our exposure to key financial risks in
accordance with our financial risk management policy. The
objective of the policy is to support the delivery of our
financial targets while protecting future financial security.
The main risks that could adversely affect our financial
assets, liabilities or future cash flows are as follows:
a.Market risk, including commodity price risk, foreign
currency and interest rate risk;
b.Credit risk;
c.Liquidity risk; and
d.Capital risk management.
Management designs strategies for managing each of
these risks, which are summarized below. Our senior
management oversees the management of financial risks,
ensuring that our financial risk-taking activities are
governed by policies and procedures and that financial risks are identified, measured and managed in accordance with
our policies and our risk appetite. All derivative activities for risk management purposes are carried out by the
appropriate personnel.
a) Market Risk
Market risk is the risk that changes in market factors, such as commodity prices, foreign exchange rates or interest
rates, will affect the value of our financial instruments. We manage market risk by either accepting it or mitigating it
through the use of derivatives and other economic hedging
strategies.
Commodity Price Risk
Gold and Copper
We sell our gold and copper production in the world market.
The market prices of gold and copper are the primary
drivers of our profitability and ability to generate both
operating and free cash flow. Our corporate treasury group
may implement hedging strategies on an opportunistic
basis to protect us from downside price risk on our gold and copper production. We have 800,000 ounces of gold collars
outstanding as at December 31, 2025. We did not enter into
any positions during 2024. Our remaining gold and copper
production is subject to market prices.
Fuel
We consume diesel fuel and natural gas to run our
operations. Diesel fuel is refined from crude oil and is
therefore subject to the same price volatility affecting crude oil prices. Therefore, volatility in crude oil and natural gas prices have a direct and indirect impact on our production
costs.
Foreign Currency Risk
The functional and reporting currency for all of our
operating segments is the US dollar and we report our
results using the US dollar. The majority of our operating
and capital expenditures are denominated and settled in US
dollars. We have exposure to the Argentine peso through
operating costs at our Veladero mine, and peso
denominated VAT receivable balances. We also have
exposure to the Canadian and Australian dollars, Zambian
kwacha, Tanzanian shilling, Dominican peso, West African
CFA franc, Euro, South African rand, and British pound
through mine operating, administration, and capital costs. In addition, we also have exposure to the Pakistan rupee
through project costs and capital costs on Reko Diq.
Consequently, fluctuations in the US dollar exchange rate
against these currencies increase the volatility of cost of
sales, general and administrative costs, project costs and
overall net earnings, when translated into US dollars.
Interest Rate Risk
Interest rate risk refers to the risk that the value of a
financial instrument or cash flows associated with the
instruments will fluctuate due to changes in market interest rates. Currently, our interest rate exposure mainly relates to interest receipts on our cash balances ($6.7 billion as at
December 31, 2025); the mark-to-market value of derivative
instruments; and to the interest payments on our variable-
rate debt ($0.05 billion as at December 31, 2025).
The effect on net earnings and equity of a 1%
change in the interest rate of our financial assets and
liabilities as at December 31, 2025 is approximately $30
million (2024: $30 million).
b) Credit Risk
Credit risk is the risk that a third party might fail to fulfill its performance obligations under the terms of a financial
instrument. Credit risk arises from cash and equivalents,
restricted cash, contingent consideration, notes receivable,
JV receivable, JV partner receivable, accounts receivable,
as well as derivative assets. To mitigate our inherent
exposure to credit risk on all financial assets listed above
(other than derivative assets) we maintain policies to limit the concentration of credit risk, review counterparty
creditworthiness on a monthly basis, and ensure liquidity of available funds. We also invest our excess cash and
equivalents in highly rated financial institutions, primarily within the United States and Canada. Furthermore, we sell
our gold and copper production into the world market and to
financial institutions and private customers with strong
credit ratings. Historically, customer defaults have not had a significant impact on our operating results or financial
position.
The Company’s maximum exposure to credit risk at the
reporting date is the carrying value of each of the financial assets, excluding derivative assets, disclosed as follows:

	As at December 31, 2025	As at December 31, 2024
Cash and equivalents	$6,706	$4,074
Accounts receivable	791	763
Contingent consideration	169	—
Notes receivable	247	217
Kibali JV receivable	333	462
Norte Abierto JV partner receivable and contingent consideration	77	74
Restricted cash	101	65
Other assets	$218	$122
	$8,642	$5,777

BARRICK YEAR-END 2025	129	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
c) Liquidity Risk
Liquidity risk is the risk of loss from not having access to sufficient funds to meet both expected and unexpected
cash demands. We manage our exposure to liquidity risk by
maintaining cash reserves, access to undrawn credit
facilities and access to public debt markets, by staggering
the maturities of outstanding debt instruments to mitigate
refinancing risk and by monitoring of forecasted and actual
cash flows. Details of the undrawn Credit Facility are
included in note 25.
Our capital structure comprises a mix of debt, non-
controlling interest and shareholders’ equity. As at
December 31, 2025, our total debt was $4.7 billion (debt net of cash and equivalents was $(2.0) billion) compared to
total debt as at December 31, 2024 of $4.7 billion (debt net of cash and equivalents was $655 million).
Our operating cash flow is dependent on the ability
of our operations to deliver projected future cash flows. The market prices of gold, and to a lesser extent copper, are the primary drivers of our operating cash flow. Other options to enhance liquidity include further portfolio optimization;
issuance of equity or long-term debt securities in the public markets or to private investors (Moody’s and S&P currently
rate Barrick’s outstanding long-term debt as investment
grade, with ratings of A3 and BBB+, respectively); and
drawing on the $3.0 billion available under our undrawn
Credit Facility (subject to compliance with covenants and
the making of certain representations and warranties, this
facility is available for drawdown as a source of financing).
The key financial covenant in the Credit Facility (undrawn
as at December 31, 2025) requires Barrick to maintain a net
debt to total capitalization ratio, as defined in the
agreement, of 0.60:1 or lower (Barrick’s net debt to total
capitalization ratio was (0.06):1 as at December 31, 2025).
The following table outlines the expected maturity
of our significant financial assets and liabilities into relevant maturity groupings based on the remaining period from the
balance sheet date to the contractual maturity date. As the
amounts presented in the table are the contractual
undiscounted cash flows, these balances may not agree
with the amounts disclosed in the balance sheet.

As at December 31, 2025
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$6,706	$—	$—	$—	$6,706
Accounts receivable	791	—	—	—	791
Notes receivable	—	80	—	167	247
Kibali JV receivable	133	200	—	—	333
Norte Abierto JV partner receivable and contingent consideration	6	—	32	39	77
Restricted cash	—	11	—	90	101
Contingent consideration	—	86	77	6	169
Other assets	19	91	92	16	218
Trade and other payables	1,859	—	—	—	1,859
Debt	56	14	7	4,647	4,724
Derivative liabilities	89	297	—	—	386
Other liabilities	63	171	367	202	803
As at December 31, 2024
(in $ millions)	Less than 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Cash and equivalents	$4,074	$—	$—	$—	$4,074
Accounts receivable	763	—	—	—	763
Notes receivable	—	61	—	156	217
Kibali JV receivable	260	202	—	—	462
Norte Abierto JV partner receivable and contingent consideration	23	—	—	51	74
Restricted cash	—	5	—	60	65
Other assets	—	46	45	31	122
Trade and other payables	1,613	—	—	—	1,613
Debt	24	69	12	4,644	4,749
Other liabilities	85	167	97	246	595

BARRICK YEAR-END 2025	130	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
d) Capital Risk Management
Our objective when managing capital is to provide value for
shareholders by maintaining an optimal short-term and
long-term capital structure in order to reduce the overall
cost of capital while preserving our ability to continue as a going concern. Our capital management objectives are to
safeguard our ability to support our operating requirements
on an ongoing basis, continue the development and
exploration of our mineral properties and support any
expansion plans. Our objectives are also to ensure that we
maintain a strong balance sheet and optimize the use of
debt and equity to support our business and maintain
financial flexibility in order to provide meaningful returns to shareholders and maximize shareholder value. We define
capital as total debt less cash and equivalents and it is
managed by management subject to approved policies and
limits by the Board of Directors. We have no significant
financial covenants or capital requirements with our lenders or other parties other than what is discussed under Liquidity
Risk in note 28c.
29 ■ Other Non-Current Liabilities

	As at December 31, 2025	As at December 31, 2024
Deposit on Pascua-Lama silver sale agreement	$172	$167
Deposit on Pueblo Viejo gold and silver streaming agreement[1]	371	408
Long-term income tax payable	100	80
Derivative liabilities (note 25c)	297	—
Other liability to Loulo- Gounkoto NCI[2]	240	—
GoT shareholder loan	50	60
Pueblo Viejo JV partner shareholder loan	406	407
Provision for offsite remediation	37	36
Other	14	16
	$1,687	$1,174
1Revenues of $59 million were recognized in 2025 (2024: $30
million) through the drawdown of our streaming liabilities
relating to a contract in place at Pueblo Viejo.
2Refer to note 35 for further details.
Government of Tanzania Shareholder Loan
On January 24, 2020, Barrick formalized the establishment
of a joint venture between Barrick and the Government of
Tanzania (“GoT”). Effective January 1, 2020, the GoT
received a 16% interest in the shareholder loans owed by
Bulyanhulu and Buzwagi, of which $167 million was
payable to the GoT. During 2023, $37 million was offset
against VAT receivables. During 2025 and 2024, a
$10 million and $22 million reduction, respectively, in the
outstanding balance was recorded against other income as
part of the economic benefits sharing under the Twiga
partnership.
Pueblo Viejo Shareholder Loan
In November 2020, Pueblo Viejo entered into a $1.3 billion
loan facility agreement with its shareholders (the “First PV
Shareholder Loan”) to provide long-term financing to
expand the mine. The shareholders lend funds pro rata in
accordance with their shareholding in Pueblo Viejo. In
October 2024, Pueblo Viejo entered into an additional
$0.8 billion loan facility agreement with its shareholders (the
“Second PV Shareholder Loan”).
The First PV Shareholder Loan is broken up into
two facilities: $0.8 billion of funds that could be drawn on a pro rata basis until June 30, 2022 (“Facility I”) and
$0.5 billion of funds that could be drawn on a pro rata basis until June 30, 2025 (“Facility II”). During 2022, the drawing period for Facility I was extended to December 31, 2022.
Starting in 2023, amortized repayments for Facility I began
twice yearly on the scheduled repayment dates, with a final
maturity date of February 28, 2032. Amortized repayments
for Facility II are due to begin twice yearly on the scheduled repayment dates after June 30, 2025, with a final maturity
date of February 28, 2035. The interest rate on drawn
amounts is SOFR plus 400 basis points for Facility I and
Facility II.
The Second PV Shareholder Loan consists of
$0.8 billion of funds that can be drawn on a pro rata basis
until June 30, 2029. Amortized repayments for the Second
PV Shareholder Loan are due to begin twice yearly on the
scheduled repayment dates after June 30, 2029, with a final
maturity date of February 15, 2039. The interest rate on
drawn amounts is SOFR plus 381 basis points for the
Second PV Shareholder Loan.
During 2022, 2021 and 2020, $369 million,
$327 million and $104 million, respectively, were drawn on
Facility I, fully drawing it down, including $147 million,
$131 million and $42 million, respectively, from Barrick’s
Pueblo Viejo JV partner. During 2025, 2024 and 2023,
$80 million, $80 million and $80 million, respectively, was
repaid on Facility I, including $32 million, $32 million and
$32 million, respectively, from Barrick’s Pueblo Viejo JV
partner.
During 2025, 2024, 2023 and 2022, $83 million,
$100 million, $242 million and $75 million, respectively,
were drawn on Facility II, including $33 million, $40 million,
$97 million and $30 million, respectively, from Barrick’s
Pueblo Viejo JV partner. During 2025, $25 million was
repaid on Facility II, including $10 million from Barrick’s
Pueblo Viejo JV partner.
During 2025 and 2024, $nil and $110 million,
respectively, was drawn on the Second PV Shareholder
Loan, including $nil and $44 million, respectively, from
Barrick’s Pueblo Viejo JV partner.
Pascua-Lama Silver Sale Agreement
Our silver sale agreement with Wheaton requires us to
deliver 25% of the life of mine silver production from the
Pascua-Lama project once it is constructed and required
delivery of 100% of silver production from the Lagunas
Norte, Pierina and Veladero mines until March 31, 2018. In
return, we were entitled to an upfront cash payment of $625
million payable over three years from the date of the
agreement, as well as ongoing payments in cash of the
lesser of $3.90 (subject to an annual inflation adjustment of
1 percent starting three years after project completion at
Pascua-Lama) and the prevailing market price for each
ounce of silver delivered under the agreement. An imputed
interest expense was recorded on the liability at the rate
implicit in the agreement. The liability plus imputed interest

BARRICK YEAR-END 2025	131	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
was amortized based on the difference between the
effective contract price for silver and the amount of the
ongoing cash payment per ounce of silver delivered under
the agreement. The completion date guarantee under the
silver sale agreement for Pascua-Lama was originally
December 31, 2015 but was subsequently extended to
June 30, 2020. Per the terms of the amended silver
purchase agreement, if the requirements of the completion
guarantee were not satisfied by June 30, 2020, then
Wheaton had the right to terminate the agreement within 90
days of that date, in which case, they would have been
entitled to the return of the upfront consideration paid less credit for silver delivered up to the date of that event.
Given that, as of September 28, 2020, Wheaton
had not exercised its termination right, a residual liability of
$253 million remains due on September 1, 2039 (assuming
no future deliveries are made). This residual cash liability was remeasured to $148 million as at September 30, 2020,
which was the present value of the liability due in 2039
discounted at a rate estimated for comparable liabilities,
including Barrick's outstanding debt. The liability had a
balance of $172 million as at December 31, 2025 and is
measured at amortized cost.
Pueblo Viejo Gold and Silver Streaming Agreement
On September 29, 2015, we closed a gold and silver
streaming transaction with Royal Gold, Inc. (“Royal Gold”)
for production linked to Barrick’s 60% interest in the Pueblo
Viejo mine. Royal Gold made an upfront cash payment of
$610 million and will continue to make cash payments for
gold and silver delivered under the agreement. The $610
million upfront payment is not repayable and Barrick is
obligated to deliver gold and silver based on Pueblo Viejo’s production. We have accounted for the upfront payment as
deferred revenue and will recognize it in earnings, along
with the ongoing cash payments, as the gold and silver is
delivered to Royal Gold. We will also be recording accretion expense on the deferred revenue balance as the time value
of the upfront deposit represents a significant financing
component of the transaction.
Under the terms of the agreement, Barrick will sell
gold and silver to Royal Gold equivalent to:
•7.5% of Barrick’s interest in the gold produced at
Pueblo Viejo until 990,000 ounces of gold have
been delivered, and 3.75% thereafter. As at
December 31, 2025, approximately 397,000
ounces of gold have been delivered.
•75% of Barrick’s interest in the silver produced at
Pueblo Viejo until 50 million ounces have been
delivered, and 37.5% thereafter. Silver will be
delivered based on a fixed recovery rate of 70%.
Silver above this recovery rate is not subject to the
stream.  As at December 31, 2025, approximately
14 million ounces of silver have been delivered.
Barrick will receive ongoing cash payments from Royal
Gold equivalent to 30% of the prevailing spot prices for the first 550,000 ounces of gold and 23.1 million ounces of
silver delivered. Thereafter payments will double to 60% of
prevailing spot prices for each subsequent ounce of gold
and silver delivered. Ongoing cash payments to Barrick are
tied to prevailing spot prices rather than fixed in advance, maintaining exposure to higher gold and silver prices in the future.
30 ■ Deferred Income Taxes

Recognition and Measurement
We record deferred income tax assets and liabilities where
temporary differences exist between the carrying amounts
of assets and liabilities in our balance sheet and their tax bases. The measurement and recognition of deferred
income tax assets and liabilities takes into account:
substantively enacted rates that will apply when temporary
differences reverse; interpretations of relevant tax
legislation; estimates of the tax bases of assets and
liabilities; and the deductibility of expenditures for income tax purposes. In addition, the measurement and recognition
of deferred tax assets takes into account tax planning
strategies. We recognize the effect of changes in our
assessment of these estimates and factors when they
occur. Changes in deferred income tax assets and liabilities are allocated between net income, other comprehensive
income, equity and goodwill based on the source of the
change.
Current income taxes of $6 million have been
provided in the year on the undistributed earnings of certain foreign subsidiaries. Our total income tax provision for
these items as at December 31, 2025 is $6 million.
Deferred income taxes have not been provided on the
undistributed earnings of all other foreign subsidiaries for which we are able to control the timing of the remittance,
and it is probable that there will be no remittance in the
foreseeable future. These undistributed earnings amounted
to $14,362 million as at December 31, 2025.
Sources of Deferred Income Tax Assets and Liabilities

	As at December 31, 2025	As at December 31, 2024
Deferred tax assets
Tax loss carryforwards	$167	$204
Tax credits	169	105
Environmental rehabilitation	248	285
Post-retirement benefit obligations and other employee benefits	31	24
Other working capital	355	236
Other	26	11
	$996	$865
Deferred tax liabilities
Property, plant and equipment	(4,363)	(4,321)
Inventory	(597)	(419)
Accrued interest payable	23	(12)
	($3,941)	($3,887)
Classification:
Non-current assets	$43	$—
Non-current liabilities	(3,984)	(3,887)
	($3,941)	($3,887)

BARRICK YEAR-END 2025	132	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Expiry Dates of Tax Losses

	2026	2027	2028	2029	2030+	No expiry date	Total
Non- capital tax losses[1]
Barbados	$2	$119	$2	$2	$45	$—	$170
Canada	2	3	27	1	1,834	—	1,867
Chile	—	—	—	—	—	1,212	1,212
Peru	—	—	—	—	—	210	210
Tanzania	—	—	—	—	—	754	754
United Kingdom	—	—	—	—	—	211	211
Others	—	—	—	—	—	48	48
	$4	$122	$29	$3	$1,879	$2,435	$4,472
1Represents the gross amount of tax loss carryforwards
translated at closing exchange rates at December 31, 2025.
The non-capital tax losses include $4,059 million of losses
which are not recognized in deferred tax assets. Of these,
$4 million expire in 2026, $122 million expire in 2027,
$29 million expire in 2028, $3 million expire in 2029,
$1,879 million expire in 2030 or later, and $2,022 million
have no expiry date.
Recognition of Deferred Tax Assets
We recognize deferred tax assets taking into account the
effects of local tax law. Deferred tax assets are fully
recognized when we conclude that sufficient positive
evidence exists to demonstrate that it is probable that a
deferred tax asset will be realized. The main factors
considered are:
•Historic and expected future levels of taxable
income;
•Tax plans that affect whether tax assets can be
realized; and
•The nature, amount and expected timing of
reversal of taxable temporary differences.

Levels of future income are mainly affected by: market
prices for gold, copper and silver; forecasted future costs
and expenses to produce gold and copper; quantities of
proven and probable gold and copper reserves; market
interest rates; and foreign currency exchange rates. If these factors or other circumstances change, we record an
adjustment to the recognition of deferred tax assets to
reflect our latest assessment of the amount of deferred tax
assets that is probable will be realized.
Deferred Tax Assets Not Recognized

	As at December 31, 2025	As at December 31, 2024
Australia	$389	$467
Barbados	15	31
Canada	841	850
Chile	1,078	1,129
Côte d'Ivoire	—	7
Mali	2	4
Peru	86	69
Tanzania	103	103
United Kingdom	53	41
Others	—	25
	$2,567	$2,726
Deferred tax assets not recognized relate to: non-capital
loss carryforwards of $1,043 million (2024: $1,059 million), capital loss carryforwards with no expiry date of
$397 million (2024: $403 million), and other deductible
temporary differences with no expiry date of $1,127 million
(2024: $1,264 million).

Source of Changes in Deferred Tax Balances
For the years ended December 31	2025	2024
Temporary differences
Property, plant and equipment	($42)	($573)
Environmental rehabilitation	(37)	15
Tax loss carryforwards	(37)	(88)
Tax credits	64	48
Inventory	(178)	28
Working capital	119	121
Other	57	1
	($54)	($448)
Intraperiod allocation to:
Income before income taxes	$385	($448)
Loulo-Gounkoto (note 4a)	(475)	—
Income tax payable	43	(2)
Other comprehensive (income) loss	(7)	2
	($54)	($448)

Income Tax Related Contingent Liabilities
	2025	2024
At January 1	$46	$48
Additions based on uncertain tax positions related to the current year	1	—
Reductions for tax positions of prior years	(39)	(2)
At December 31[1]	$8	$46
1If reversed, the total amount of $8 million would be recognized as a benefit to income taxes on the income statement, and
therefore would impact the reported effective tax rate.

BARRICK YEAR-END 2025	133	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS

Tax Years Still Under Examination
Argentina	2010-2011, 2018-2025
Australia	2021-2025
Canada	2019-2025
Chile	2022-2025
Democratic Republic of Congo	2024-2025
Dominican Republic	2022-2025
Mali	2024-2025
Papua New Guinea	2024-2025
Peru	2020-2025
Saudi Arabia	2019-2025
Tanzania	2019-2025
United States	2024-2025
Zambia	2020-2025
31 ■ Capital Stock

Authorized Capital Stock
Our authorized capital stock is composed of an unlimited
number of common shares (issued 1,675,360,395 common
shares as at December 31, 2025). Our common shares
have no par value.
Dividends
In 2025, we declared and paid dividends in US dollars
totaling $890 million (2024: $696 million).
The Company’s dividend reinvestment plan
resulted in $4 million (2024: $4 million) reinvested into the
Company.
At the February 4, 2026 meeting, the Board of
Directors authorized a dividend of $0.42 per share
(approximately $700 million dollars) to be paid on March 16,
2026 to shareholders of record at the close of business on
February 27, 2026.
Share Buyback Program
At the February 11, 2025 meeting, the Board of Directors
authorized a share buyback program for the repurchase of
up to $1.0 billion of the Company’s outstanding common
shares over the next 12 months. At the November 7, 2025
meeting, the Board of Directors authorized an increase in
the share buyback program for the repurchase of up to an
additional $500 million of the Company’s outstanding
common shares before the program expires in February
2026.  In 2025, Barrick purchased 51.9 million common
shares for a total cash amount of $1.5 billion under this
program and accrued $30 million in related taxes.

BARRICK YEAR-END 2025	134	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
32 ■ Non-Controlling Interests

a) Non-Controlling Interests Continuity
	Nevada Gold Mines	Pueblo Viejo	Tanzania Mines[1]	Loulo- Gounkoto	Tongon	Reko Diq	Other	Total
NCI in subsidiary at December 31, 2025	38.5%	40%	16%	20%	10.3%	50%	Various
At January 1, 2024	$6,162	$1,143	$322	$760	$16	$338	($80)	$8,661
Share of income (loss)	884	101	53	(31)	—	(63)	—	944
Cash contributed	—	—	—	—	—	146	—	146
Disbursements	(667)	(84)	—	(34)	—	—	—	(785)
At December 31, 2024	$6,379	$1,160	$375	$695	$16	$421	($80)	$8,966
Share of income (loss)	1,851	272	95	(57)	10	(10)	—	2,161
Cash contributed	—	—	—	—	—	362	—	362
Loss of control (note 35)	—	—	—	(686)	—	—	—	(686)
Acquisitions (divestitures)[2]	—	—	—	404	(19)	—	—	385
Disbursements	(1,579)	(168)	(75)	—	(7)	—	—	(1,829)
At December 31, 2025	$6,651	$1,264	$395	$356	$—	$773	($80)	$9,359
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Refer to note 4 for further details.
b) Summarized Financial Information on Subsidiaries with Material Non-Controlling Interests
Summarized Balance Sheets

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024	As at Dec. 31, 2025	As at Dec. 31, 2024
Current assets	$4,610	$3,812	$983	$776	$391	$332	$729	$974	$—	$136	$140	$94
Non-current assets	14,249	14,590	5,464	5,210	2,267	2,215	3,342	3,446	—	183	1,791	933
Total assets	$18,859	$18,402	$6,447	$5,986	$2,658	$2,547	$4,071	$4,420	$—	$319	$1,931	$1,027
Current liabilities	1,006	807	1,374	1,245	601	636	911	284	—	138	625	241
Non-current liabilities	1,090	1,082	1,604	1,543	464	438	691	537	—	46	12	2
Total liabilities	$2,096	$1,889	$2,978	$2,788	$1,065	$1,074	$1,602	$821	$—	$184	$637	$243
Summarized Statements of Income

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Revenue	$9,498	$6,616	$2,300	$1,429	$1,683	$1,265	$505	$1,346	$406	$399	$—	$—
Income (loss) from continuing operations after tax	5,624	2,635	568	212	589	331	(209)	(174)	(44)	(4)	6	(126)
Other comprehensive income (loss)	23	(4)	—	—	1	(1)	—	—	—	—	—	—
Total comprehensive income (loss)	$5,647	$2,631	$568	$212	$590	$330	($209)	($174)	($44)	($4)	$6	($126)
Dividends paid to NCI[2]	$1,579	$667	$168	$84	$8	$—	$—	$34	$6	$—	$—	$—

Summarized Statements of Cash Flows

	Nevada Gold Mines		Pueblo Viejo		Tanzania Mines[1]		Loulo-Gounkoto		Tongon		Reko Diq
For the years ended December 31	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Net cash provided by (used in) operating activities	$5,450	$2,994	$925	$619	$613	$467	$463	$496	$129	($3)	($43)	($180)
Net cash provided by (used in) investing activities	(1,280)	(1,331)	(363)	(308)	(378)	(295)	48	(383)	(64)	(23)	(723)	(128)
Net cash provided by (used in) financing activities	(4,104)	(1,733)	(442)	(80)	(249)	(134)	(1)	(162)	(63)	(1)	815	380
Net increase (decrease) in cash and cash equivalents	$66	($70)	$120	$231	($14)	$38	$510	($49)	$2	($27)	$49	$72
1Tanzania mines consist of the two operating mines, North Mara and Bulyanhulu.
2Includes partner distributions.

BARRICK YEAR-END 2025	135	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
33 ■ Related Party Transactions

The Company’s related parties include its subsidiaries, joint operations, joint ventures and key management personnel. During its normal course of operations, the Company enters into transactions with its related parties for goods and services.
Transactions between the Company and its subsidiaries and joint operations, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. There were no other material related party transactions reported in the year.
Remuneration of Key Management Personnel
Key management personnel include the members of the Board of Directors and the executive leadership team. Compensation for key management personnel (including Directors) was as follows:

For the years ended December 31	2025	2024
Salaries and short-term employee benefits[1]	$32	$28
Post-employment benefits[2]	3	4
Termination benefits	51	—
Share-based payments and other[3]	70	25
	$156	$57
1        Includes annual salary and annual short-term incentives/other bonuses earned in the year.
2      Represents Company contributions to retirement savings plans.
3    Relates to DSU, RSU, and PGSU grants and other compensation.
34 ■ Stock-Based Compensation

a)    Restricted Share Units (RSUs) and Deferred Share
Units (DSUs)
Compensation expense for RSUs was a $126 million
charge to earnings in 2025 (2024: $35 million) and is
presented as a component of general and administrative
expenses and cost of sales, consistent with the
classification of other elements of compensation expense
for those employees who had RSUs. Compensation
expense for DSUs was a $23 million charge to earnings in
2025 (2024: $3 million recovery) and is presented as a
component of general and administrative expenses.
Compensation expense for RSUs incorporates an
expected forfeiture rate. The expected forfeiture rate is
estimated based on historical forfeiture rates and
expectations of future forfeiture rates. We make
adjustments if the actual forfeiture rate differs from the
expected rate. At December 31, 2025, the weighted
average remaining contractual life of RSUs was 0.77 years
(2024: 0.82 years).
DSU and RSU Activity (Number of Units in Thousands)

	DSUs	Fair value	RSUs	Fair value
At January 1, 2024	1,011	$18.3	2,855	$34.0
Settled for cash	(384)	(6.7)	(1,665)	(31.3)
Granted	145	2.5	2,395	37.6
Credits for dividends	—	—	101	1.7
Change in value	—	(2.1)	—	(2.7)
At December 31, 2024	772	$12.0	3,686	$39.3
Settled for cash	(205)	(7.1)	(2,121)	(45.6)
Granted	82	2.1	2,183	98.2
Credits for dividends	—	—	75	1.9
Change in value	—	21.4	—	25.7
At December 31, 2025	649	$28.4	3,823	$119.5
b)    Performance Granted Share Units (PGSUs)
In 2014, Barrick launched a PGSU plan. Under this plan,
selected employees are granted PGSUs, where each
PGSU has a value equal to one Barrick common share. At
December 31, 2025, 3,367 thousand units had been
granted at a fair value of $94 million (2024: 3,453 thousand units at a fair value of $38 million).

BARRICK YEAR-END 2025	136	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
35 ■ Loulo-Gounkoto

Barrick owns 80% of Somilo and Gounkoto with the
Government of the Republic of Mali owning the other 20%.
As previously disclosed, the Company and the GoM had
been engaged in an ongoing dispute over the existing
mining conventions of these two companies (together, the
“Conventions”).
On January 2, 2025, an interim attachment order
was issued by the Senior Investigating Judges of the Pôle
National Économique et Financier against the existing gold
stock on the site of the Loulo-Gounkoto mining complex,
which was executed on January 11, 2025 when the gold
was removed from the site to a custodial bank. This gold
doré had a carrying value of $92 million at the date of
removal and was included in finished products as at
December 31, 2024. On January 14, 2025, due to the
restrictions imposed by the GoM on gold shipments, the
Company announced that the Loulo-Gounkoto complex
would temporarily suspend operations.
On June 16, 2025, the Bamako Commercial
Tribunal placed Loulo-Gounkoto under temporary
provisional administration. While Barrick retained its 80%
legal ownership of the mining complex, control over
operations  transferred to an external administrator.
Following this action by the Malian courts, we concluded
that Barrick had lost control of the subsidiaries that hold our interest in Loulo-Gounkoto because we could not effectively
exercise power over the relevant activities related to the
mine, nor could we affect the returns of the mine through
managerial involvement. As a result of the loss of control
event in Q2 2025, we deconsolidated the subsidiaries, and
derecognized the assets, liabilities and non-controlling
interest of Loulo-Gounkoto at their carrying amounts at the
date when control was lost.
Upon deconsolidation, IFRS Accounting Standards
require the retained interest in the former subsidiaries to be recognized at fair value. Barrick accounted for the retained interest in Somilo and Gounkoto in accordance with IFRS 9.
Fair value is the price that would be received to sell an
asset in an orderly transaction between market participants.
For Q2, Barrick’s estimate of the initial fair value of the
retained 80% interest was $1.7 billion. This fair value was
calculated using our life of mine plan with updates to reflect the situation as at June 30, 2025. This included application of fiscal terms to be in line with the 2023 Mining Code
(primarily increased royalties and duties) and certain
adjustments were made to reflect a period of disruption to
the steady state operations. This loss on the change of
control in Q2 was  partially offset by the value of the
retained investment in Loulo-Gounkoto, with the net
recognized in Other Expense (Income).
As at September 30, 2025 and, primarily as a
result of an increase in our gold price assumptions, we
increased the estimated fair value of our retained 80%
interest to be $1.95 billion.
These fair value calculations included a high level
of uncertainty and did not include any value for the
arbitration of Barrick’s  subsidiaries.
On November 24, 2025, Barrick announced that
an agreement had been entered into with the Government
of the Republic of Mali to put an end to all disputes
regarding the Loulo and Gounkoto mines. The provisional
administration of the Loulo-Gounkoto complex was
terminated on December 16, 2025, at which point
operational control was handed back to Somilo and
Gounkoto's management. A cash settlement payment of
$253 million was made to the GoM in November 2025 as
part of the overall settlement amount provided for in the
agreement. In addition, Barrick agreed to pay out all
historical retained earnings of Somilo and Gounkoto by
December 31, 2030 which led to the recognition of an other
liability to Loulo-Gounkoto NCI for $240 million.
We have determined that this represents a
business combination with Barrick identified as the acquirer and we recognized the assets, liabilities and non-controlling interest of Loulo-Gounkoto at fair value. Refer to note 4 for further details of the purchase price allocation. We also
derecognized the investment asset representing our 80%
interest while we did not have control. The resulting impact on 2025 net earnings of these events is summarized in the
following table:

Carrying value of net assets derecognized	($3,421)
Carrying value of non-controlling interest derecognized	686
Fair value of Loulo-Gounkoto investment (note 4)	2,576
Carrying value of receivables derecognized (Q4)	(186)
Settlement payment to Government of Mali (Q4)	(253)
Other	(27)
Net expense recognized in Other Expense (Income)	($625)
As part of the settlement, the finished goods gold inventory that was seized on January 11, 2025 was returned to Loulo-
Gounkoto and was subsequently sold before December 31,
2025.
Refer to note 36 for further details of the legal
matters related to this topic.
36 ■ Contingencies

Certain conditions may exist as of the date the financial
statements are issued that may result in a loss to the
Company, but which will only be resolved when one or
more future events occur or fail to occur. The impact of any resulting loss from such matters affecting these financial
statements and noted below may be material.
Litigation and Claims
In assessing loss contingencies related to legal
proceedings that are pending against us or unasserted
claims that may result in such proceedings, the Company,
with assistance from its legal counsel, evaluates the
perceived merits of any legal proceedings or unasserted
claims as well as the perceived merits of the amount of
relief sought or expected to be sought.
Pascua-Lama – Proposed Canadian Securities Class
Actions
In 2014, proposed secondary market liability securities
class actions were initiated in Ontario and Quebec against
Barrick Mining Corporation and certain former senior
executives relating to public disclosures concerning the
Pascua-Lama Project. The Ontario action focuses on
disclosures regarding capital cost and schedule estimates
for Pascua Lama and environmental matters in Chile
between February 2012 and June 2013; the Quebec action
pertains only to disclosure regarding environmental matters

BARRICK YEAR-END 2025	137	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
in Chile between July 2012 and October 2013. In the
Ontario proceeding, the plaintiffs seek damages exceeding
$3 billion. Alleged damages in Quebec have not been
quantified.
In Quebec, the plaintiffs filed their Originating
Application in February 2024 and Barrick responded
formally in March 2024. Barrick filed its Statement of
Defence on February 12, 2025. No trial date has been set.
In the Ontario proceeding, the plaintiffs’ motion for class
certification was heard in January 2026. The Court has
reserved judgment.
The Company intends to vigorously defend these
actions. No amounts have been recorded for any potential
liability arising from either of the actions, as the Company cannot reasonably predict the outcome in Ontario or
Quebec.
Pascua-Lama – SMA Regulatory Sanctions
In May 2013, Compañía Minera Nevada (“CMN”), Barrick’s
Chilean subsidiary that holds the Chilean portion of the
Pascua-Lama Project (the “Project”), received a resolution
(the “Original Resolution”) from Chile’s environmental
regulator (the Superintendencia del Medio Ambiente, or
“SMA”) requiring CMN to complete the water management
system in accordance with the Project’s environmental
permit before resuming construction activities. The Original
Resolution also required CMN to pay an administrative fine
of approximately $16 million, which CMN paid in May 2013.
In 2013, a group of local farmers and indigenous
communities challenged the Original Resolution, claiming
the fine was inadequate and requesting more severe
sanctions, including the revocation of the Project’s
environmental permit. The SMA and CMN defended the
Original Resolution.
In 2018, the SMA issued the revised resolution
(the “Revised Resolution”), which reduced the original
administrative fine to $11.5 million and ordered the closure of existing surface facilities on the Chilean side of the
Project. The Revised Resolution did not revoke the
Project’s environmental permit. CMN filed an appeal of the
Revised Resolution in 2018 with the First Environmental
Court of Antofagasta (the “Antofagasta Environmental
Court”).
In 2020, the Antofagasta Environmental Court
upheld the closure order and sanctions in the Revised
Resolution. It also ordered the SMA to reevaluate certain
environmental infringements. The Company did not appeal
this ruling, and the Chilean side of the Pascua-Lama project is being transitioned to closure accordingly.
On November 13, 2024, the SMA determined no
further fine was applicable to the environmental
infringements. On November 21, 2024, CMN paid the
outstanding balance of fines previously imposed by the
SMA. On December 9, 2024, the same group of local
farmers and indigenous communities filed an appeal of the
SMA’s November 13, 2024 decision. This appeal remains
pending.
Veladero – Operational Incidents and Associated
Proceedings
Minera Andina del Sol SRL (formerly, Minera Argentina
Gold SRL) (“MAS”), the joint venture company that
operates the Veladero mine, is the subject of regulatory
proceedings related to operational incidents at the Veladero
Valley Leach Facility (“VLF”) occurring in March 2017 (the
“March 2017 incident”), September 2016 and September
2015.
Following the March 2017 incident, an “amparo”
protection action (the “Provincial Amparo Action”) was filed against MAS in the Jachal First Instance Court, San Juan
Province, Argentina (the “Jachal Court”) by individuals who
claimed to be living in Jachal, seeking the cessation of all activities at the Veladero mine or a suspension of the
mine’s leaching process. The matter before the Jachal
Court remains pending.
In 2017, the National Minister of Environment of
Argentina filed an amparo action in the Federal Court in
connection with the same March 2017 incident (the
“Federal Amparo Action”) seeking an order requiring the
cessation and/or suspension of activities at the Veladero
mine.
On June 28, 2024, the Federal Court rejected the
National Minister’s request for, among other things, an
interim injunction requiring the cessation and/or suspension of activities at the Veladero mine. The National Minister
sought to appeal this decision twice in 2024, most recently
seeking leave to the Federal Supreme Court on October 16,
2024. The Federal Amparo Action will continue before the
Federal Court while the Federal Supreme Court considers
whether to hear the appeal for an interim injunction.
The Company continues to believe the Provincial
and Federal Amparo Actions are without merit and intends
to continue to vigorously defend its position.
Civil Action
In 2016, MAS was served notice of a civil action filed before the San Juan Provincial Court by certain persons allegedly
living in Jachal, San Juan Province, claiming to be affected by the Veladero mine and, in particular, the VLF. The
plaintiffs requested a court order that MAS cease leaching
metals with cyanide solutions, mercury and other similar
substances at the mine and replace that process with one
that is free of hazardous substances, implement a closure
and remediation plan for the VLF and surrounding areas,
and create a committee to monitor this process. These
claims were supplemented by new allegations that the risk
of environmental damage had increased as a result of the
March 2017 incident.
MAS replied to the lawsuit in February 2017,
responded to the supplemental claim and intends to
continue defending this matter vigorously.
Perilla Complaint
In 2009, Barrick Gold Inc. and Placer Dome Inc. (“Placer
Dome”), which was acquired by the Company in 2006, were
purportedly served in Ontario with a complaint filed in
November 2008 in the Regional Trial Court of Boac on the
Philippine island of Marinduque. The complaint alleged
injury to the economy and the ecology of Marinduque as a
result of the discharge of mine tailings from the Marcopper
mine into Calancan Bay, the Boac River, and the Mogpog
River. Placer Dome was previously a minority indirect
shareholder of Marcopper Mining Corporation
(“Marcopper”). The plaintiffs claimed for abatement of a
public nuisance and nominal damages for an alleged
violation of their constitutional right to a balanced and
healthful ecology. By Order dated November 9, 2011, the

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OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
Court granted the plaintiffs’ motion to suspend the
proceedings. On April 28, 2025, the Regional Trial Court of
Boac dismissed the proceeding with prejudice.
Writ of Kalikasan
On February 25, 2011, a Petition for the Issuance of a Writ
of Kalikasan with Prayer for Temporary Environmental
Protection Order was filed in the Supreme Court of the
Republic of the Philippines by three named Petitioners
against Placer Dome and the Company (the “Petition”).
The Petition alleged Placer Dome violated the Petitioners'
constitutional right to a balanced and healthful ecology as a result of, among other things, the discharge of tailings into
Calancan Bay, a dam breach in 1993, and a tailings spill in
1996. The Petitioners sought orders requiring Barrick to
environmentally remediate the areas in and around the
mine site that were alleged to have sustained
environmental impacts.
On January 21, 2021, the Court of Appeals
granted an Intervention Motion introduced by the Province
of Marinduque (the “Province”) and admitted the Province’s
Petition-in-Intervention. In the Petition-in-Intervention, the
Province sought to expand the scope of relief sought within
the Writ of Kalikasan to include claims seeking rehabilitation and remediation of alleged maintenance and structural
integrity issues supposedly associated with Marcopper
mine infrastructure.
On April 4, 2025, Barrick and the Provincial
Government of Marinduque signed agreements to settle,
without admission of liability, all proceedings and claims
related to alleged environmental issues associated with the
Marcopper mine, subject to various conditions precedent,
including approval of the settlement by the Court of Appeals and certain confirmations by the Department of
Environment and Natural Resources. Once all conditions
are satisfied, Barrick will pay a settlement amount of
$100 million to the Province over three years. This amount
was recorded in Q1 2025. On October 3, 2025, the Court of
Appeals in the Philippines approved the settlement
agreement and dismissed the Writ of Kalikasan
proceedings against Barrick and Placer Dome with
prejudice. Certain additional conditions precedent remain
outstanding, including the issuance of confirmations by the
Department of Environment and Natural Resources.
North Mara – Ontario Litigation
On November 23, 2022, an action was commenced against
the Company in the Ontario Superior Court of Justice in
respect of alleged security-related incidents in the vicinity of the North Mara Gold Mine in Tanzania. The named plaintiffs
purport to have been injured, or to be the dependents of
individuals who were allegedly killed, by members of the
Tanzanian Police Force. The Statement of Claim asserts
Barrick Mining Corporation is legally responsible for the
actions of the Tanzanian Police Force, and that the
Company is liable for an unspecified amount of damages.
In February 2024, an additional action was
commenced against the Company in the Ontario Superior
Court of Justice on behalf of different named plaintiffs in
respect of alleged security-related incidents said to have
occurred in the vicinity of the North Mara Gold Mine. The
Statement of Claim in the second action is substantially
similar to the Statement of Claim issued in November 2022.
The Company believes the allegations in both claims are
without merit, including because the Tanzanian Police
Force is a sovereign police force that operates under its
own chain of command.
On November 26, 2024, the court granted
Barrick’s motion to dismiss both actions on the grounds that the Ontario Superior Court of Justice lacks jurisdiction and that Tanzania is a more appropriate forum in which to
litigate this matter. On December 27, 2024, the plaintiffs
appealed to the Court of Appeal for Ontario. The appeal
was heard on November 27, 2025. The Court of Appeal
reserved judgment and a decision remains pending.
Loulo-Gounkoto Mining Conventions Dispute
In 2023, the Government of the Republic of Mali initiated a
review of existing Conventions. As part of this process, the
Government of Mali demanded the mines become subject
to the Malian 2023 Mining Code, in direct violation of the
stability rights contained in the Conventions.
Beginning in 2023, the Government of Mali
initiated several fiscal and customs proceedings against
Somilo and Gounkoto, demanding payment of various
charges, taxes, duties, and other amounts from which they
were exempt. Barrick regularly engaged with the
Government of Mali to find a global settlement and in
October 2024, Barrick made a payment of FCFA 50 billion
($84 million) to advance those negotiations. Despite the
Company’s efforts, in November 2024, Somilo and
Gounkoto were restricted from exporting gold from Mali,
also in violation of the Conventions. At the same time, the
Government of Mali initiated meritless criminal proceedings
against the Company, its Malian subsidiaries, their offices
and directors and several employees, alleging violations of
exchange control regulations and threatening substantial
fines and imprisonment. These proceedings resulted in the
incarceration of four employees on November 25, 2024.
On December 18, 2024, after multiple good faith
attempts to resolve the dispute, Somilo and Gounkoto
submitted a request for arbitration to the International
Centre for the Settlement of Investment Disputes (ICSID) in
accordance with the provisions of their respective
Convention.
On January 2, 2025, an interim attachment order
was issued by the Senior Investigating Judges of the Pôle
National Économique et Financier (“Pôle Économique”)
against the existing gold stock on the site of the Loulo-
Gounkoto mining complex. On January 11, 2025, the gold
was removed from the site to a custodial bank. On January
14, 2025, due to the restrictions imposed by the
Government of Mali on gold shipments, the Company
announced that the Loulo-Gounkoto mining complex would
temporarily suspend operations. On June 16, 2025, the
Bamako Commercial Tribunal placed the Loulo-Gounkoto
complex under six months of provisional administration and
the Provisional Administrator assumed day to day
management of operations at the complex on June 23,
2025.
On November 24, 2025, Barrick announced that
an agreement with the Government of Mali had been
entered into to put an end to all disputes regarding Somilo
and Gounkoto, including the termination of the provisional
administration, the dropping of all charges against Barrick, its affiliates and employees and the release of the four
detained employees, the renewal of the Somilo Exploitation
Permit for a 10 year period, and the withdrawal of the ICSID

BARRICK YEAR-END 2025	139	NOTES TO FINANCIAL STATEMENTS

OVERVIEW	OPERATING PERFORMANCE	FUTURE GROWTH	REVIEW OF FINANCIAL RESULTS	OTHER INFORMATION & NON-GAAP RECONCILIATIONS	MINERAL RESERVES AND MINERAL RESOURCES	FINANCIAL STATEMENTS
claims. A settlement payment of approximately FCFA
143 billion ($253 million) was made to the Government of
Mali on November 28, 2025, which was part of the global
settlement amount. Operational control was handed back to
Somilo and Gounkoto’s management on December 16,
2025, and the Loulo-Gounkoto complex is now producing
gold. The parties sought withdrawal of the ICSID arbitration on December 15, 2025 and the gold stock attached in
January 2025 was returned to Somilo and Gounkoto on
December 18, 2025. Other steps contemplated by the
November 24, 2025 agreement, including the 10-year
renewal of the Somilo Exploitation Permit, remain to be
completed. The Gounkoto Exploitation Permit is valid until
2042.

Pueblo Viejo - Amparo Actions
In May 2025, two constitutional actions were filed in an
administrative court in the Dominican Republic against
Pueblo Viejo Dominicana Jersey 2 Limited (PV), the joint
venture company that operates the Pueblo Viejo mine, and
the Dominican Ministry of Environment and Natural
Resources. The actions, styled as “amparo” remedies, were
brought by local individuals and environmental non-
governmental organizations seeking to suspend
construction of the mine’s new Naranjo tailings storage
facility and to revoke the underlying environmental license
for that facility on the basis of alleged environmental and
human rights concerns.
A hearing for the first amparo action was held on
September 2, 2025. The administrative court dismissed that
action on procedural grounds. The plaintiffs appealed the
dismissal to the constitutional court on October 6, 2025.
The appeal remains pending. On December 16, 2025, a
hearing was held for the second amparo action and the
plaintiffs voluntarily withdrew their claim. That matter is now closed. The Company believes there is no merit to the
remaining amparo action and intends to defend its position
vigorously.

BARRICK YEAR-END 2025	140
Shares Listed
B The New York Stock Exchange [1]
ABXThe Toronto Stock Exchange
Transfer Agents and Registrars
TSX Trust Company
301 – 100 Adelaide Street West
Toronto, Ontario  M5H 4H1
or
Equiniti Trust Company, LLC
48 Wall Street
New York, New York  10043
Telephone: 1 800 387 0825
Fax: 1 888 249 6189
Email: shareholderinquiries@tmx.com
Website: www.tsxtrust.com
Barrick Mining Corporation
Telephone: +1 416 861 9911
Email: investor@barrick.com
Website: www.barrick.com
161 Bay Street, Suite 3700
Toronto, Ontario  M5J 2S1
310 South Main Street, Suite 1150
Salt Lake City, Utah  84101
Enquiries
Investor Relations Contact
Cleve Rueckert, +1 775 397 5443
Email: cleveland.rueckert@barrick.com
Media Contact
Brunswick Group
Carole Cable, +44 (0) 7974 982 458
Email: barrick@brunswickgroup.com
[1] As of May 9, 2025, Barrick’s ticker on the New York Stock Exchange changed to “B” from “GOLD”
Cautionary Statement on Forward-Looking Information

Certain information contained or incorporated by reference
in this MD&A, including any information as to our strategy,
projects, plans or future financial or operating performance, constitutes “forward-looking statements”. All statements,
other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipated”,
“aim”, “strategy”, “ramp up”, “target”, “plan”, “opportunities”,
“guidance”, “forecast”, “outlook”, “project”, “develop”,
“progress”, “continue”, “temporary”, “committed”, “estimate”,
“potential”, “prospective”, “future”, “focus”, “ongoing”,
“following”, “subject to”, “scheduled”, “may”, “will”, “can”,
“could”, “would”, “should” and similar expressions identify
forward-looking statements. In particular, this MD&A
contains forward-looking statements including, without
limitation, with respect to: Barrick’s forward-looking
production and cost guidance, including our three-year gold
and copper production outlook; anticipated production
growth from Barrick’s organic project pipeline and reserve
replacement; estimates of future cost of sales per ounce for gold and per pound for copper, total cash costs per ounce
and C1 cash costs per pound, and all-in sustaining costs
per ounce/pound; cash flow forecasts; projected capital,
operating and exploration expenditures; the share buyback
program and performance dividend policy; mine life and
production rates; contingent consideration from the sale of
the Hemlo gold mine and the Tongon gold mine; anticipated
timing for development of the Goldrush Project; our plans,
timelines, and expected completion and benefits of our
growth projects, including the Goldrush Project, Fourmile,
Ren, Pueblo Viejo plant expansion and mine life extension
project, Veladero Phase 8 Leach Pad, Reko Diq, solar
power project at Kibali, and the Lumwana Super Pit
Expansion; anticipated production at Goldrush, Ren, Reko
Diq and Lumwana; the doubling of mineral resources at
Fourmile; capital expenditures related to upgrades and
ongoing management initiatives; Barrick’s global
exploration strategy and planned exploration activities;
Barrick’s strategic copper business; our pipeline of high
confidence projects at or near existing operations; the
resumption of operations at Loulo-Gounkoto following the
resolution of disputes with the Government of Mali,
including adoption of the 2023 Mining Code; the
incorporation of Fourmile into the NGM joint venture at fair market value; potential mineralization and metal or mineral
recoveries; Barrick’s intention to explore and potential
benefits and expected timing of an initial public offering of its North American gold assets; our ability to convert
resources into reserves and future reserve replacement;
asset sales, joint ventures and partnerships; Barrick’s
strategy, plans, targets and goals in respect of sustainability issues, including climate change, greenhouse gas (“GHG”)
emissions reduction targets, human rights, safety
performance, community development and resettlement,
and responsible water use; Barrick’s search for a
permanent President and Chief Executive Officer; and
expectations regarding future price assumptions, financial
performance and other outlook or guidance.
Forward-looking statements are necessarily based
upon a number of estimates and assumptions including
material estimates and assumptions related to the factors
set forth below that, while considered reasonable by the
Company as at the date of this MD&A in light of
management’s experience and perception of current
conditions and expected developments, are inherently
subject to significant business, economic and competitive
uncertainties and contingencies. Known and unknown
factors could cause actual results to differ materially from those projected in the forward-looking statements and
undue reliance should not be placed on such statements
and information. Such factors include, but are not limited to:
fluctuations in the spot and forward price of gold, copper or certain other commodities (such as silver, diesel fuel,

BARRICK YEAR-END 2025	141
natural gas and electricity); risks associated with projects in the early stages of evaluation and for which additional
engineering and other analysis is required; risks related to the possibility that future exploration results will not be
consistent with the Company’s expectations, that quantities
or grades of reserves will be diminished, and that resources may not be converted to reserves; risks associated with the
fact that certain of the initiatives described in this MD&A are still in the early stages and may not materialize; changes in mineral production performance, exploitation and
exploration successes; risks that exploration data may be
incomplete and considerable additional work may be
required to complete further evaluation, including but not
limited to drilling, engineering and socioeconomic studies
and investment; the speculative nature of mineral
exploration and development; lack of certainty with respect
to foreign legal systems, corruption and other factors that
are inconsistent with the rule of law; changes in national
and local government legislation, taxation, controls or
regulations and/or changes in the administration of laws,
policies and practices, including the expropriation or
nationalization of property and political or economic
developments in Canada, the United States or other
countries in which Barrick does or may carry on business in
the future; risks relating to political instability in certain of the jurisdictions in which Barrick operates; timing of receipt of, or failure to comply with, necessary permits and
approvals; non-renewal of key licenses by governmental
authorities; failure to comply with environmental and health and safety laws and regulations; increased costs and
physical and transition risks related to climate change,
including extreme weather events, resource shortages,
emerging policies and increased regulations related to GHG
emission levels, energy efficiency and reporting of risks; the
Company's ability to achieve its sustainability goals,
including its climate-related goals and GHG emissions
reduction targets, in particular its ability to achieve its Scope
3 emissions targets which require reliance on entities within
Barrick's value chain, but outside of the Company's direct
control, to achieve such targets within the specified time
frames; contests over title to properties, particularly title to undeveloped properties, or over access to water, power and
other required infrastructure; the liability associated with risks and hazards in the mining industry, and the ability to maintain insurance to cover such losses; damage to the
Company’s reputation due to the actual or perceived
occurrence of any number of events, including negative
publicity with respect to the Company’s handling of
environmental matters or dealings with community groups,
whether true or not; risks related to operations near
communities that may regard Barrick’s operations as being
detrimental to them; litigation and legal and administrative proceedings; operating or technical difficulties in connection with mining or development activities, including
geotechnical challenges, tailings dam and storage facilities failures, and disruptions in the maintenance or provision of required infrastructure and information technology systems;
increased costs, delays, suspensions and technical
challenges associated with the construction of capital
projects; risks associated with working with partners in
jointly controlled assets; risks related to disruption of supply routes which may cause delays in construction and mining
activities, including disruptions in the supply of key mining inputs due to the invasion of Ukraine by Russia and
conflicts in the Middle East; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; risks associated with artisanal and illegal mining; risks associated with
Barrick’s infrastructure, information technology systems and the implementation of Barrick’s technological initiatives,
including risks related to cybersecurity incidents, including those caused by computer viruses, malware, ransomware
and other cyberattacks, or similar information technology
system failures, delays and/or disruptions; the impact of
global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on
projected future cash flows; the impact of inflation, including global inflationary pressures driven by ongoing global
supply chain disruptions, global energy cost increases
following the invasion of Ukraine by Russia and country-
specific political, economic factors in Argentina and
uncertainty related to Venezuela; adverse changes in our
credit ratings; fluctuations in the currency markets; changes in U.S. dollar interest rates; changes in U.S. trade, tariff and other controls on imports and exports, tax, immigration or
other policies that may impact relations with foreign
countries, result in retaliatory policies, lead to increased costs for raw materials and components, or impact Barrick’s
existing operations and material growth projects; risks
arising from holding derivative instruments (such as credit
risk, market liquidity risk and mark-to-market risk); risks
related to the demands placed on the Company’s
management, the ability of management to implement its
business strategy and enhanced political risk in certain
jurisdictions; uncertainty whether some or all of Barrick’s
targeted investments and projects will meet the Company’s
capital allocation objectives and internal hurdle rate;
whether benefits expected from recent transactions are
realized; business opportunities that may be presented to,
or pursued by, the Company; our ability to successfully
integrate acquisitions or complete divestitures; risks related to competition in the mining industry; employee relations
including loss of key employees; availability and increased
costs associated with mining inputs and labor; risks
associated with diseases, epidemics and pandemics; risks
related to the failure of internal controls; and risks related to the impairment of the Company’s goodwill and assets. In
addition, there are risks and hazards associated with the
business of mineral exploration, development and mining,
including environmental hazards, industrial accidents,
unusual or unexpected formations, pressures, cave-ins,
flooding and gold bullion, copper cathode or gold or copper
concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks).
Many of these uncertainties and contingencies can
affect our actual results and could cause actual results to
differ materially from those expressed or implied in any
forward-looking statements made by, or on behalf of, us.
Readers are cautioned that forward-looking statements are
not guarantees of future performance. All of the forward-
looking statements made in this MD&A are qualified by
these cautionary statements. Specific reference is made to
the most recent Form 40-F/Annual Information Form on file
with the SEC and Canadian provincial securities regulatory
authorities for a more detailed discussion of some of the
factors underlying forward-looking statements and the risks
that may affect Barrick’s ability to achieve the expectations set forth in the forward-looking statements contained in this
MD&A. We disclaim any intention or obligation to update or
revise any forward-looking statements whether as a result
of new information, future events or otherwise, except as
required by applicable law.